Draft Registration Statement No. 3, as confidentially submitted to the Securities and Exchange Commission on March 13, 2020.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Decipher Biosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8071	98-1205079
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6925 Lusk Boulevard, Suite 200

San Diego, CA 92121

(888) 975-4540

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Decipher Biosciences, Inc.

6925 Lusk Boulevard, Suite 200

San Diego, CA 92121

(888) 975-4540

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles J. Bair Charles S. Kim Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Cheston J. Larson Matthew T. Bush Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdictions where the offer or sale is not permitted.

Subject to Completion, Dated                  , 2020

                 Shares

Common Stock

Decipher Biosciences, Inc. is offering                shares of its common stock. The initial public offering price of our common stock is expected to be between $              and $            per share. This is our initial public offering and no public market currently exists for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “DECI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our common stock.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, intend to comply with certain reduced public company reporting requirements for this and future filings.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Decipher Biosciences, Inc.	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. We refer you to the section titled “Underwriting” for additional disclosure regarding total underwriting compensation.

The underwriters have an option to purchase a maximum of                  additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about                  , 2020.

Joint Book-Running Managers

Evercore ISI	Wells Fargo Securities

Co-Managers

Canaccord Genuity	BTIG

The date of this prospectus is                 , 2020

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Through and including                , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus and the information set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “Decipher Biosciences,” “the Company,” “we,” “us” and “our” in this prospectus to refer to Decipher Biosciences, Inc. and its wholly-owned subsidiary, Decipher Corp., taken as a whole.

Overview

We are a commercial-stage precision oncology company committed to improving patient care, initially focused on urologic cancers. Our novel prostate cancer genomic testing products, Decipher Biopsy and Decipher RP, provide valuable information about the underlying biology of a patient’s tumor, assisting physicians in their selection of an optimal therapy. Our differentiated approach measures the biological activity of a patient’s entire tumor genome, known as whole transcriptome analysis, and applies proprietary machine learning algorithms to help physicians improve therapy selection and accelerate adoption of new therapies into the standard of care. Collectively, our genomic tests have been used by more than 3,200 urologists and radiation oncologists, and at all 28 National Comprehensive Cancer Network, or NCCN, centers in the United States. Our prostate cancer products are covered by Medicare in five clinical indications with coverage for an additional four indications expected in 2020. Our whole transcriptome analysis of clinical patient samples from our commercial channel and our participation in practice-changing clinical trials has allowed us to build and expand our Decipher GRID database, one of the largest and well-annotated urologic cancer genomic databases in the world. Decipher GRID is our proprietary engine that drives product development for us and our pharmaceutical partners.

Within the urologic cancer space, we are initially focused on prostate cancer, the most common cancer in men, with approximately 191,930 new cases per year and over 3.1 million men living with the disease in the United States alone. Once a patient is initially diagnosed with localized prostate cancer, in order to determine the appropriate patient management and therapy strategy, patients are stratified by their clinical risk with the goal of predicting the patient’s risk of metastasis and prostate cancer-related mortality. However, accurate risk stratification remains a critical unmet medical need in the management of prostate cancer, with current risk stratification methods generally being from 60% to 68% accurate in predicting metastasis. This low accuracy has resulted in patients being overtreated or undertreated, which in each case, has led to suboptimal care management strategies and deleterious outcomes for many patients.

Decipher Biopsy and Decipher RP report a score derived from our whole transcriptome analysis that provides patient risk estimates of prostate cancer-specific clinical outcomes. Both tests have repeatedly demonstrated superior accuracy to the most commonly used clinical risk stratification methods, such as NCCN risk groups. For example, in our primary clinical validation study involving over 6,900 patients, Decipher Biopsy, in combination with NCCN risk groups, demonstrated an 84% accuracy rate for predicting metastasis, compared to 68% for NCCN risk groups alone. Additionally, the reported Decipher Score is independent of clinical risk stratification methods. The addition of Decipher Biopsy can help guide urologists, radiation oncologists, medical oncologists and pathologists to better select the appropriate therapy for a specific patient, which in turn can result in improved patient outcomes. Recently for example, Decipher RP was studied in a Phase 3 randomized controlled trial, RTOG 96-01, where the Decipher Score became what we believe to be the first known test to be clinically validated for predicting distant metastases (p=0.003), prostate cancer-specific mortality (p<0.001), and overall survival (p=0.002) from localized prostate cancer. Additionally, a higher Decipher Score was associated with a higher benefit on 12-year overall survival for subjects receiving two years of bicalutamide, a type of anti-androgen therapy similar to androgen deprivation therapy, or ADT, in recurrent prostate cancer and a PSA of < 0.7 at the time of early salvage radiation versus subjects with a lower Decipher score (+4.6% for Decipher high vs. -7.8% for Decipher low).

The following is an excerpt of a sample Decipher Biopsy test report.

We have developed Decipher GRID, a Real-World Evidence, or RWE, genomic database containing over 85,000 urologic cancer transcriptomes matched to patient demographics and including clinical trial outcome data, which is one of the largest and well-annotated urologic cancer genomic databases in the world. We are leveraging Decipher GRID internally to expand our portfolio of innovative products. Additionally, we are partnering with investigators and pharmaceutical companies to identify patient populations which would benefit from earlier use of proprietary drugs or combination therapeutic strategies, or that are prime candidates for novel therapeutics. For example, we are currently supporting pharmaceutical companies in important clinical trials, including SPARTAN, the pivotal clinical trial of apalutamide (ERLEADA), which has been approved by the U.S. Food and Drug Administration, or FDA, and is marketed by Janssen Pharmaceuticals, Inc., or Janssen, for the treatment of non-metastatic castrate resistant prostate cancer, or nmCRPC. In SPARTAN, the Decipher Score was validated for its ability to predict patients who would have increased risk of metastasis with the standard of care (Hazard Ratio = 0.43, p = 0.014; median 14.5 months vs. 22.1 months). Importantly, patients with a high Decipher Score had a greater benefit when given ERLEADA compared to patients with a low Decipher Score. Similarly, we partnered with the Eastern Cooperative Oncology Group on the CHAARTED clinical trial, the clinical trial which led to earlier use of docetaxel chemotherapy in patients with metastatic hormone sensitive prostate cancer, or mHSPC, which has been approved by the FDA. In CHAARTED, a Decipher GRID molecular subtyping signature helped predict which prostate cancer patients diagnosed with mHSPC benefited from the addition of chemotherapy to ADT. We are also supporting clinical trials being conducted by Astellas Pharma Inc., or Astellas, and Dendreon Pharmaceuticals LLC, or Dendreon, in localized prostate cancer.

We generated total revenue of $12.1 million in 2018 and $16.5 million in 2019, representing an annual growth rate of 37%. We also incurred net losses of $29.9 million and $18.5 million in 2018 and 2019, respectively.

Our Product Portfolio

The worldwide prostate cancer therapeutic market is one of the fastest growing cancer therapeutic markets of the decade, and grew from approximately $2.0 billion in 2010 to an estimated $10.0 billion in 2019. The increase in the number of available therapeutics has led to challenges in therapy selection.

To address these challenges, we have developed a portfolio of genomic testing products to guide therapy selection across the prostate cancer care continuum and in alignment with NCCN guidelines, which range from localized disease to metastatic disease. Our product portfolio is summarized below.

Our Competitive Strengths

We believe our competitive strengths enable us to increase adoption of our clinically actionable marketed products and rapidly and efficiently develop new urologic cancer testing products. Our competitive strengths include the following:

•	Ability to accelerate commercial traction for our products that will span the prostate cancer care continuum.

•	Leading access to practice-changing clinical trials.

•	Robust whole transcriptome analysis and proprietary machine learning algorithms.

•	Payor coverage and reimbursement.

Our Strategy

Our objective is to be the leading provider of precision oncology genomic tests for urologic cancers. To accomplish this, we plan to:

•

Expand adoption of our currently marketed products by educating physicians to use our products to make more informed treatment plan decisions. We have experienced rapid growth in our test volume to date and believe there are significant opportunities for additional growth with our currently marketed products. To facilitate this growth, in August 2019, we initiated a sales expansion strategy to expand our sales team from 12 sales representatives to approximately 25 by the end of 2020 to further broaden and support existing physician relationships and increase our efforts directed at radiation oncologists and medical oncologists.

•

Further expand our product offerings. We plan to continue to expand our product portfolio such that by the end of 2021, our products will span the prostate cancer care continuum. We have also developed Decipher Bladder, which we believe will be one of the first genomic tests for muscle-invasive bladder cancer, or MIBC. We also plan to continue to develop additional products for unmet needs within urologic cancers.

•

Expand reimbursement coverage for our products. We plan on expanding reimbursement coverage for our currently marketed products, specifically with commercial payors. We believe that inclusion of our Decipher Biopsy and Decipher RP tests in the NCCN guidelines will facilitate these efforts. Moreover, we expect to receive a final Medicare coverage decision for new indications with Decipher Biopsy, expanding its use for patients categorized by NCCN guidelines as High, Very High and lymph node positive, or LN+, as well as patients eligible for salvage therapy, by the end of 2020.

•

Leverage Decipher GRID to accelerate the development of novel practice changing tests. As our database continues to strengthen with additional patient data from clinical trials and commercial samples, and we simultaneously scale our internal operational capabilities, we believe we will be able to continue to bring innovative products to market.

•

Strengthen our relationships with pharmaceutical companies. We are focused on expanding the depth and breadth of our pharmaceutical relationships. Our goal is to capitalize on insights and relationships gained from our early partnerships in order to deepen our existing relationships as well as attract new pharmaceutical partners. Increasing utilization of our products by pharmaceutical companies not only allows us to generate additional revenue, but also provides us valuable clinical trial data that further enhances the robustness and strategic value of Decipher GRID.

Recent Developments and Preliminary Unaudited Financial Update

In January 2020, we increased our sales representatives from 17 to 19 as part of a sales expansion strategy to grow our sales team to approximately 25 by the end of 2020.

For the quarter ended March 31, 2020, overall genomic test volume increased         % to          total genomic test results as compared to the quarter ended March 31, 2019.

While we have not finalized our full financial results for the quarter, we expect to report total revenue in the range of approximately $         to $         million and total cost and operating expenses in the range of approximately $     to $     million for the quarter ended March 31, 2020. We also had a cash balance of approximately $     as of March 31, 2020. These amounts are preliminary, have not been audited and are subject to change in connection with the completion of our financial statements for the quarter ended March 31, 2020. In addition, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto. Accordingly, you should not place undue reliance on this information. Additional information and disclosures would be required for a more complete understanding of our financial position and results of operations as of, and for the period ended on, March 31, 2020.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred net losses since our inception and expect to incur net losses for the foreseeable future. We may never achieve or sustain profitability.

•

We currently derive substantially all of our revenue from sales of Decipher Biopsy and Decipher RP and if we are unable to increase sales of these genomic tests or successfully develop and commercialize new genomic tests, our revenue will be insufficient for us to achieve profitability.

•	Our business depends on our ability to obtain and maintain adequate reimbursement from government healthcare programs and other third-party payors.

•	We may not be able to maintain or gain increased inclusion of our products in influential clinical guidelines, which could hinder our efforts at gaining market acceptance.

•	If our current and future products do not perform as expected, our operating results, reputation and business could be harmed.

•	If we cannot compete successfully, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

•

If our sole laboratory facility becomes damaged or inoperable, or we are required to vacate the facility, or are unable to increase our capacity, our ability to perform our genomic testing and pursue our research and development efforts may be jeopardized.

•

If we lose the support of KOLs, it may be difficult to establish products as a standard of care for patients with urologic cancer, which may limit our revenue growth and ability to achieve profitability.

•

If we fail to maintain our current clinical or scientific partnerships and collaborations or enter into new partnerships and collaborations, our development and commercialization of additional products could be materially adversely affected.

•

Our failure to continue to attract, hire and retain a sufficient number of qualified sales professionals would hamper our ability to increase demand for our genomic tests, to expand geographically and to successfully commercialize any other tests or products we may develop.

•	If we are unable to obtain or maintain sufficient patent rights for our products or services, we may not be able to compete effectively in our markets.

Corporate and Other Information

We were incorporated in the province of British Columbia on December 16, 2008 under the British Columbia Business Corporations Act under the name GenomeDx Biosciences Inc. On December 19, 2008, GenomeDx Biosciences Inc. acquired all of the shares of Genome Diagnostics Inc., a Delaware corporation, pursuant to a transaction in which the former stockholders of Genome Diagnostics Inc. became the stockholders of GenomeDx Biosciences Inc. On July 11, 2018, GenomeDx Biosciences Inc. was reincorporated as a Delaware corporation and subsequently changed its name to Decipher Biosciences, Inc. on January 25, 2019. We have one wholly-owned subsidiary, which was incorporated in the state of Delaware on January 17, 2012 under the name GenomeDx Biosciences Corp. and subsequently changed its name to Decipher Corp. on April 30, 2019. Our principal executive office is located at 6925 Lusk Boulevard, Suite 200, San Diego, California 92121, and our

telephone number is (888) 975-4540. Our website address is decipherbio.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

The Decipher Biosciences logo, “Decipher,” “Decipher RP,” “Decipher Post-Op,” “Decipher Biopsy,” “Decipher Bladder,” “Decipher GRID,” “GRID” and other trademarks, trade names or service marks of Decipher Biosciences appearing in this prospectus are the property of Decipher Biosciences as is the Decipher Biosciences corporate name. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® TM symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names.

Throughout this prospectus, when we refer to “Decipher Biopsy” we are referring to our Decipher Prostate Biopsy genomic test, and when we refer to “Decipher RP” we are referring to our Decipher Prostate RP genomic test. In addition, unless otherwise indicated, when we refer to shares of Series A, B, C, D or D Prime preferred stock, we are also referring to the shares of Class A, B, C, D or D Prime preferred shares of our predecessor entity, GenomeDx Biosciences Inc., as applicable, prior to our reincorporation into a Delaware corporation.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until, at latest, the last day of our fiscal year following the fifth anniversary of the completion of this offering. If certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our annual gross revenue exceed $1.07 billion, or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. Moreover, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

The Offering

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	The underwriters have an option, exercisable within 30 days of the date of this prospectus, to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We intend to use the net proceeds from this offering to repay a portion of the aggregate principal amount outstanding under our loan agreement, and to pay accrued interest on such outstanding principal amount as well as a loan prepayment fee and back-end fee, and the remainder for working capital and other general corporate purposes, including commercial expansion and clinical trial costs. See the section titled “Use of Proceeds” for additional information.

Risk factors	You should read the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“DECI”

The number of shares of our common stock to be outstanding after this offering is based on 38,083,186 shares of common stock outstanding as of December 31, 2019, after giving effect to the conversion of all of our outstanding shares of redeemable convertible preferred stock into an aggregate of 35,841,567 shares of common stock in connection with the closing of this offering, and excludes:

•	6,004,414 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2019, with a weighted-average exercise price of $0.82 per share;

•	4,375 shares of our common stock issuable upon the exercise of a warrant outstanding as of December 31, 2019, with an exercise price of $13.71 per share;

•

167,500 shares of our common stock issuable upon the exercise of a warrant outstanding as of December 31, 2019, with an exercise price of $11.40 per share, which warrant will terminate pursuant to its terms upon the closing of this offering unless previously exercised;

•

                 shares of our common stock reserved for future issuance under our 2020 Equity Incentive Plan, or the 2020 Plan, including                shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, as amended, or the 2018 Plan, which shares will be added to the 2020 Plan upon its effectiveness, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	shares of our common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, or ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the conversion of all of our outstanding shares of redeemable convertible preferred stock into an aggregate of 35,841,567 shares of common stock in connection with the closing of this offering;

•	no exercise of the outstanding options or warrants described above;

•	no exercise by the underwriters of their option to purchase up to a total of additional shares of our common stock;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to and upon the completion of this offering, respectively; and

•	a 1-for- reverse stock split of our common stock effected on , 2020.

Summary Consolidated Financial and Other Data

The following tables set forth a summary of our consolidated financial and other data as of, and for the periods ended on, the dates indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the summary consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus. You should read the following summary consolidated financial data together with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

	Year Ended December 31,
	2018	2019
	(in thousands, except share, per share and other data)
Consolidated Statements of Operations Data:
Revenue:
Genomic testing	$10,660	$15,968
Other	1,411	556

Total revenue	12,071	16,524

Cost and operating expenses:
Cost of revenue(1)	10,886	9,367
Research and development(1)	2,961	3,599
Sales and marketing(1)	10,906	10,203
General and administrative(1)	7,574	6,641
Legal settlement	2,551	—

Total cost and operating expenses	34,878	29,810

Loss from operations	(22,807)	(13,286)
Other income (expense), net:
Interest income	8	54
Interest expense on long-term debt – related party	(4,233)	(4,632)
Interest expense and settlement of convertible promissory notes	(3,768)	(1,561)
Revaluation of warrants and embedded derivative liabilities	843	721
Other income (expense), net	45	247

Total other income (expense), net	(7,105)	(5,171)

Loss before income tax	(29,912)	(18,457)
Tax expense (benefit)	25	(6)

Net loss and comprehensive loss	(29,937)	(18,451)
Accretion to redemption value of redeemable convertible preferred stock	(4,982)	(395)
Accruing dividends on redeemable convertible preferred stock with carrying value in excess of redemption value	(731)	(2,063)
Deemed dividend on redeemable convertible preferred stock issuances	—	(2,026)
Gain on extinguishment of redeemable convertible preferred stock	16,700	103,523
Net income allocable to preferred stockholders	—	(75,284)

Net income (loss) attributable to common stockholders	$(18,950)	$5,304

	Year Ended December 31,
	2018	2019
	(in thousands, except share, per share and other data)
Net income (loss) per share attributable to common stockholders(2):
Basic	$(10.64)		$2.48

Diluted	$(10.64)		$(0.57)

Weighted-average shares of common stock outstanding(2):
Basic	1,780,497		2,138,072

Diluted	1,780,497		32,483,381

Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)(2)		$

Pro forma weighted-average shares of common stock outstanding – basic and diluted (unaudited)(2)

Other Data:
Genomic testing volume(3)	10,655		11,538

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Cost of revenue	$8	$44
Research and development	109	273
Sales and marketing	80	185
General and administrative	248	432

Total	$445	$934

(2)

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute historical and pro forma basic and diluted net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

(3)	Genomic testing volume represents the total number of genomic test results delivered to ordering physicians and pharmaceutical customers.

	As of December 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
		(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,542	$	$
Total assets	19,291
Working capital(3)	2,174
Long-term debt – related party, net of debt discount	35,930
Redeemable convertible preferred stock	29,821
Accumulated deficit	(61,838)
Total stockholders’ equity (deficit)	(58,763)

(1)

The pro forma consolidated balance sheet data gives effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of                 shares of common stock, and the resultant reclassification of the carrying value of our redeemable convertible preferred stock to permanent equity, in connection with the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above, (ii) the issuance and sale of                shares of our common stock in this offering at the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) $                million of the net proceeds from this offering used to repay a portion of the aggregate principal amount outstanding under our loan agreement, and to pay accrued interest on such outstanding principal amount as well as related back-end, loan prepayment fees and the resultant charges, including the write-off of the proportionate unamortized debt issuance costs (for additional details, see the section titled “Use of Proceeds”). Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares we are offering at the assumed initial public offering price of $                share would increase (decrease) the pro forma as adjusted amounts of each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $                million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(3)

Working capital is calculated as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Relating to Our Business and Strategy

We have incurred net losses since our inception and expect to incur net losses for the foreseeable future. We may never achieve or sustain profitability.

We have incurred net losses since our inception, including consolidated net losses of $29.9 million and $18.5 million for the years ended December 31, 2018 and 2019, respectively, and we have never been profitable. As of December 31, 2019, our accumulated deficit was $61.8 million. Our prior losses, combined with expected future losses, have had and may continue to have an adverse effect on our stockholders’ equity (deficit) and working capital.

In recent years, we have incurred significant costs in connection with product development and commercialization activities. For the years ended December 31, 2018 and 2019, our research and development expenses were $3.0 million and $3.6 million, respectively, our sales and marketing expenses were $10.9 million and $10.2 million, respectively, and our general and administrative expenses were $7.6 million and $6.6 million, respectively. We expect our expenses and losses to continue to increase for the foreseeable future due to the increased costs we incur as we conduct additional research and development activities, expand our staff to sell and support our products, seek to drive commercial adoption of and reimbursement for our current products and any new products we develop, and incur costs associated with being a public company. As a result, we need to generate significant revenue in order to achieve and sustain profitability. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including the market acceptance of our products, reimbursement, the regulatory environment, our competitive position, future product development, our market penetration and the degree to which we are able to obtain and maintain intellectual property protection for our products. We may never be able to generate sufficient revenue to achieve or sustain profitability.

We are an early, commercial-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an early commercial-stage company and have a limited operating history. While we launched our first commercial product, Decipher RP, in 2015, we only recently launched our Decipher Biopsy products in 2019. In addition, many of our senior management team members, including our President and Chief Executive Officer and our Chief Financial Officer, joined us only recently in August 2018. Our limited operating history, including that of our current management team, may make it difficult to evaluate our current business and this makes predictions about our future success or viability subject to significant uncertainty. We will continue to encounter risks and difficulties frequently experienced by early commercial-stage companies, including those associated with launching new products, increasing the size of our organization, including our sales force, seeking to drive commercial adoption and reimbursement of our products and developing new products. If we do not address these risks successfully, our business could suffer.

We currently derive substantially all of our revenue from sales of Decipher Biopsy and Decipher RP and if we are unable to increase sales of these genomic tests or successfully develop and commercialize new genomic tests, our revenue will be insufficient for us to achieve profitability.

We currently derive substantially all of our revenue from sales of our prostate cancer genomic testing products, Decipher Biopsy and Decipher RP. If we are unable to expand the adoption and increase sales of Decipher Biopsy and Decipher RP and obtain and maintain adequate reimbursement for our products, or successfully develop and commercialize new genomic tests, our revenue and our ability to achieve profitability will be impaired.

Decipher Biopsy and Decipher RP and any other genomic tests that we develop may never achieve significant market acceptance with physicians.

We may not succeed in achieving significant commercial market acceptance of our genomic tests with physicians. Our ability to successfully commercialize Decipher Biopsy and Decipher RP and any future genomic tests that we develop with physicians will depend on several factors, including:

•

the extent to which payors adequately reimburse our genomic tests, which will affect patients’ willingness or ability to pay for our tests and will likely heavily influence physicians’ decisions to recommend our genomic tests;

•	the inclusion of our products in influential clinical practice guidelines;

•	the willingness of physicians to utilize our genomic tests;

•	our ability to convince the medical community and third-party payors of the clinical utility and value of our genomic tests and their potential advantages over other diagnostic and prognostic tools;

•	the effectiveness of our sales force; and

•	conducting additional studies of our genomic tests to demonstrate their clinical utility and value in important medical decisions such as treatment selection.

These factors present obstacles to commercial acceptance of our genomic tests by physicians, and will require substantial time and money to overcome, if we can do so at all. Our inability to successfully do so would harm our business.

Physicians are the primary persons who order genomic tests for patients. We may experience reluctance, or refusal, on the part of physicians to order, and third-party payors to cover and provide adequate reimbursement for, our genomic tests if the results of our research and clinical studies, and our sales and marketing activities relating to communication of these results, do not convey to physicians, payors and patients that our genomic tests provide equivalent or better diagnostic or prognostic information than other available technologies and methodologies.

To generate demand for our current genomic tests and our planned genomic tests, we will need to educate urologists, oncologists, pathologists, and other healthcare professionals on the clinical utility, benefits and value of the tests we provide through published papers, presentations at scientific conferences, educational programs and one-on-one education sessions by members of our sales force. In addition, we need to assure physicians who are treating prostate cancer of our ability to obtain and maintain adequate reimbursement coverage from payors. We may need to hire additional commercial, scientific, technical and other personnel to support this process. In addition, gaining acceptance in medical communities, including KOLs, requires, among other things, publication in leading peer-reviewed journals of results from studies using our genomic tests. The process of publication in leading medical journals is subject to a peer review process and peer reviewers may not consider the results of our studies sufficiently novel or worthy of publication. Failure to have our studies published in peer-reviewed journals would limit the adoption of our current and planned genomic tests. If we cannot convince medical practitioners to order our current or future genomic tests, we will likely be unable to create demand in sufficient volume for us to achieve sustained profitability.

Failure to achieve widespread market acceptance of our current tests and any future genomic tests that we develop with physicians would materially harm our business, financial condition and results of operations.

Our quarterly and annual operating results and cash flows may fluctuate in the future, which could cause the market price of our stock to decline substantially.

Numerous factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual operating results. These fluctuations may make financial planning and forecasting uncertain and may result in unanticipated decreases in our available cash, which could negatively affect our business and prospects. For example, the majority of our testing volume is dependent on patient visits to physicians’ offices. Volume of testing generally declines during the summer months of July and August, the year-end holiday periods and other major holidays. In addition, volume of testing tends to decline due to adverse weather conditions, such as excessively hot or cold spells or hurricanes or tornados in certain regions, consequently reducing revenue and cash flows in any affected period. Further, we experience quarter-to-quarter volatility in our pharmaceutical revenue due to the timing and size of sample shipments from pharmaceutical customers which vary depending on the retrospective versus prospective nature of the underlying sample cohorts. In addition, one or more of such factors may cause our revenue or operating expenses in one period to be disproportionately higher or lower relative to the others. For these and other reasons, comparing our operating results on a period-to-period basis may be difficult to understand and may not be meaningful. You should not rely on our past results as indicative of our future performance.

In addition, a significant portion of our operating expense is relatively fixed in nature, and planned expenditures are based in part on expectations regarding future revenue. Accordingly, unexpected revenue shortfalls could decrease our gross margins and cause significant changes in our operating results from quarter to quarter. If this occurs, the trading price of our common stock could fall substantially.

This variability and unpredictability caused by factors such as those described above could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the trading price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We may not be able to maintain or gain increased inclusion of our products in influential clinical guidelines, which could hinder our efforts at gaining market acceptance.

Clinical guidelines such as those promulgated by the NCCN are highly influential with physicians and payors, and generally can serve to accelerate market acceptance and reimbursement for products and services that are endorsed by these guidelines. However, we believe clinical guidelines typically adopt a conservative approach to the practice of medicine, which we believe can delay changes in historical clinical practices and the adoption of alternative products. Although Decipher Biopsy and Decipher RP have been integrated into the NCCN guidelines, if we are unsuccessful in maintaining and increasing the level of recommendation of our genomic tests within these guidelines, are unable to cause any new genomic tests we develop to be included in these guidelines, or are unable to cause our genomic tests to be included in other influential guidelines, we may be at a disadvantage in gaining market acceptance and market share relative to our competitors. Gaining broader inclusion for our products in influential guidelines is an important element of our business strategy and if we are unsuccessful in these efforts, our business, financial condition and results of operations could be harmed.

Any failure in clinical trials involving our genomic tests could have a material adverse impact on the market opportunity for our genomic tests.

As part of our business strategy, we are partnering with investigators and pharmaceutical companies for the use of our tests in clinical trials. For example, we will be participating in the National Cancer Institute-sponsored clinical trial of NUBEQA, an FDA-approved treatment of nmCRPC, called ERADICATE. The clinical trial will assess if the drug is useful for high-risk localized prostate cancer patients identified by Decipher RP. If this clinical trial is successful, we believe that Decipher RP could be broadly integrated into the standard of care in localized prostate cancer for predicting and accelerating early use of NUBEQA for approximately 65,000 patients per year. However, the clinical trial may not be successful, and any failure in the clinical trial or other clinical trials involving our genomic tests could have a material adverse impact on the market opportunity for our genomic tests.

If we cannot develop genomic solutions to keep pace with rapid advances in technology, medicine and science, our operating results and competitive position could be harmed.

Our current technological approach relies on whole transcriptome analysis. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. New diagnostic tests and therapeutics are continuously being developed, including DNA-based and other technological approaches. We must continuously develop new genomic tests and enhance our existing genomic tests to keep pace with evolving technological advancements and standards of care. Our inability to do so would materially harm our business, financial condition and results of operations.

New product development involves a lengthy and complex process, and we may be unable to develop and commercialize, or receive reimbursement for, on a timely basis, or at all, new products.

We continually seek to develop new product offerings, which requires us to devote considerable resources to research and development. Our product development process takes time and involves a high degree of risk, and such development efforts may fail for many reasons, including failure of the product to perform as expected, failure to successfully complete analytic and clinical validation, or failure to demonstrate the clinical utility of the product.

As we develop new products, we will have to make significant investments in research and development, marketing, selling, coverage and reimbursement activities. Typically, few research and development projects result in a commercialized product, and we may not be able to successfully develop new products that can be commercialized. At any point, we may abandon development of a product or we may be required to expend considerable resources conducting research, which would adversely affect the timing for generating potential revenue from a new product and our ability to invest in other products in our pipeline. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study or if we fail to sufficiently demonstrate analytical validity or clinical utility, we might choose to abandon the development of the product, which could harm our business. In addition, competitors may develop and commercialize competing products or technologies faster than us or at a lower cost.

If our current and future products do not perform as expected, our operating results, reputation and business could be harmed.

Our success depends on customer confidence that our products can provide reliable, high-quality genomic analysis and results. We believe that our customers are likely to be particularly sensitive to test defects and errors. As a result, the failure of our products to perform as expected could significantly impair our reputation and the public image of our products, and we may be subject to legal claims arising from any defects or errors.

If our sole laboratory facility becomes damaged or inoperable, or we are required to vacate the facility, or are unable to increase our capacity, our ability to perform our genomic testing and pursue our research and development efforts may be jeopardized.

We perform all of our testing in our laboratory facility located in San Diego, California. We do not have redundant laboratory facilities. Our laboratory facilities could become inoperable, including due to circumstances beyond our control, which could adversely affect our business and operations. Our facilities, the equipment we use to perform our tests and services and our other business process systems would be costly to replace and could require substantial time to repair or replace.

Our facilities may be damaged or destroyed by natural or man-made disasters, including earthquakes, wildfires, floods, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, which may render it difficult or impossible for us to perform our genomic tests for some period of time. In particular, San Diego is situated on or near earthquake fault lines and, in recent years, has experienced serious fires, flooding and power outages. Any of these disasters, including the recent COVID-19 outbreak, for example, may temporarily interrupt our ability to receive specimens or materials from our suppliers and to have access to our various systems necessary to operate our business. The inability to perform our genomic tests could result in the loss of customers and harm our reputation, and we may be unable to regain those customers in the future. We carry insurance for damage to our property and the disruption of our business, but this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

In addition, if the COVID-19 outbreak continues to spread or increases in severity, we may also experience supply, logistics or other disruptions. The outbreak may also cause test volumes to decrease due to prioritization of hospital or clinical resources toward the outbreak or government imposed quarantines that impede patient movement or interrupt healthcare services.

Our facilities may also be rendered inoperable as a result of regulatory sanction. We are subject to federal and state laws and regulations regarding the operation of clinical laboratories. Clinical Laboratory Improvement Amendments, or CLIA, and laws of California and certain other states impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things.

Clinical laboratories are subject to inspection by regulators, and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil monetary penalties. If we fail to meet any applicable requirements of CLIA or state law, that failure could adversely affect any future consideration by the U.S. Centers for Medicare & Medicaid Services, or CMS, of our technologies, prevent their approval entirely, and/or interrupt the commercial sale of any products and otherwise cause us to incur significant expense.

In the event our facility is rendered inoperable, we may need to engage a third-party to perform laboratory testing services on our behalf. In order to rely on a third-party to perform these testing services, we could only use another facility with established state licensure and CLIA accreditation. We may not be able to find another CLIA-certified facility able or willing to perform the necessary tests for us on commercially reasonable terms, or at all. Finding a new laboratory that meets the required state licensure and CLIA accreditation standards or developing new systems necessary to operate our business would be time-consuming and costly and could result in delays in our ability to provide genomic testing services or to provide the same level of quality in genomic testing services as we currently provide, which could harm our reputation and adversely affect our business, results of operations and financial condition. In addition, requirements of payors and regulatory limitations on marking-up of laboratory testing could substantially limit our ability to profit from testing that we do not ourselves perform.

In addition, as we grow our business, our laboratory facilities and equipment may become inadequate to support our expanded genomic testing operations. In such event, we may need to implement automation or procure additional laboratory facility space and associated necessary state licensure and CLIA accreditations. For example, we have initiated the process of automating portions of assay workflow, the results of which are expected to increase annual processing capacity by 6,000 samples by the end of 2020. Any such automation may not yield the anticipated benefits and may encounter difficulties or result in increased costs. In addition, we may not be able to procure any such laboratory facilities, licenses or accreditations when required or on acceptable terms. Any such failures would limit our ability to grow.

Our business is subject to risks arising from epidemic diseases, such as the recent global outbreak of the COVID-19 coronavirus.

The recent outbreak of the coronavirus, COVID-19, which has been declared by the World Health Organization to be a pandemic has spread across the globe and is impacting worldwide economic activity. A pandemic, including COVID-19 or other public health epidemic, poses the risk that we or our employees, contractors, suppliers, courier delivery services and other partners may be prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. While it is not possible at this time to estimate the impact that COVID-19 could have on our business, the continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain of material needed for our tests, interrupt our ability to receive specimens, impair our ability to perform or deliver the results from our genomic tests, impede patient movement or interrupt healthcare services causing a decrease in test volumes, delay coverage decisions from Medicare and third party payors, delay ongoing and planned clinical trials involving our tests and have a material adverse effect on our business, financial condition and results of operations. The COVID-19 outbreak and mitigation measures may also have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 outbreak impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

If we lose the support of KOLs, it may be difficult to establish products as a standard of care for patients with urologic cancer, which may limit our revenue growth and ability to achieve profitability.

We have established relationships with academic investigators at premier cancer institutions. If these KOLs determine that our current genomic tests, including Decipher Biopsy and Decipher RP, or other genomic tests that we develop are not effective or that alternative technologies are more effective, we would encounter significant difficulty validating our current and future genomic tests, driving adoption, or commercializing our current or future genomic tests, which would limit our revenue growth and our ability to achieve profitability.

Decipher Biopsy and Decipher RP and any other genomic tests that we develop may never achieve significant market acceptance with pharmaceutical companies.

We may not succeed in achieving significant commercial market acceptance of our genomic test offerings with pharmaceutical companies. Our ability to successfully commercialize Decipher Biopsy and Decipher RP and any future genomic tests that we develop with these customers will depend on several factors, including:

•	the costs of our tests and the budgets of the pharmaceutical companies;

•	the willingness of pharmaceutical companies to utilize our genomic tests;

•	our ability to convince pharmaceutical companies of the clinical utility and the value of our genomic tests and their potential advantages over other diagnostic and prognostic tools; and

•	the effectiveness of our pharmaceutical business development team.

These factors present obstacles to commercial acceptance of our genomic tests by pharmaceutical companies, and will require substantial time and money to overcome, if we can do so at all. Our inability to successfully do so would harm our business.

We may experience reluctance, or refusal, on the part of pharmaceutical companies to order our genomic tests if the results of our research and clinical studies, and our sales and marketing activities relating to communication of these results, do not convey to the pharmaceutical companies that our genomic tests provide equivalent or better diagnostic or prognostic information than other available technologies and methodologies.

To generate demand for our current genomic tests and our planned genomic tests, we will need to educate pharmaceutical companies on the clinical utility, benefits and value of the tests we provide through published papers, presentations at scientific conferences, educational programs and one-on-one education sessions by members of our pharmaceutical business development team. We may need to hire additional commercial, scientific, technical and other personnel to support this process. In addition, gaining acceptance requires, among other things, publication in leading peer-reviewed journals of results from studies using our genomic tests. The process of publication in leading medical journals is subject to a peer review process and peer reviewers may not consider the results of our studies sufficiently novel or worthy of publication. Failure to have our studies published in peer-reviewed journals would limit the adoption of our current and planned genomic tests.

Failure to achieve widespread market acceptance of our current tests and any future genomic tests that we develop with pharmaceutical companies would impair our ability to grow our pharmaceutical revenue.

If we fail to maintain our current clinical or scientific partnerships and collaborations or enter into new partnerships and collaborations, our development and commercialization of additional products could be materially adversely affected.

Our ability to develop and validate new products, improve our existing products and win market acceptance for our products, depends in part on the success of our existing partnerships and collaborations, and on our ability to enter into new clinical and scientific partnerships and collaborations. We are currently supporting pharmaceutical companies in clinical trials, including SPARTAN, a pivotal clinical trial of ERLEADA, which has been approved by the FDA and is marketed by Janssen for the treatment of nmCRPC, as well as clinical trials being conducted by Astellas and Dendreon in localized prostate cancer, and our tests are being used in the NCI-sponsored ERADICATE trial. We expect to continue to rely on clinical and scientific partnerships and collaborations with major universities and research institutions as well as pharmaceutical companies for access to data from tissue samples, new research findings, product development efforts and cooperation in clinical trials. However, we may not realize the intended benefits that we believe would come from partnering with pharmaceutical companies and academic institutions on the types of research projects that could lead to advancements in the treatment and management of urologic cancers. Our ability to achieve and expand our success in these partnerships and collaborations will depend on several factors, including our ability to convince the pharmaceutical, medical and scientific community and collaborators of the utility and benefits of using our products and Decipher GRID as opposed to competitors’ products and technologies. In addition, the continued expansion of Decipher GRID is dependent upon third parties’ willingness to share prospective outcome data for use within Decipher GRID, and such data may not be available to us.

Our research and development activities and the continued growth and further development of Decipher GRID require access to tissue samples and other biological materials and without such access our business may suffer.

To pursue our research and development programs, as well as to continue to grow and further develop Decipher GRID, we require access to human cancer tissue samples, other biological materials and related clinical or other information. We believe access to new samples and related patient information will be critical to the further growth and development of Decipher GRID, our research and development activities with respect to new genomic tests and to the improvement of our existing products and our ability to conduct studies to validate our products.

We rely on our commercial operations and our clinical and scientific partnerships, as well as pharmaceuticals companies, to access new tissue samples and related patient data. If we are unable to access the tissue samples necessary for our research and development programs, or if tighter regulatory restrictions are imposed on our use of the data generated from or affiliated with such samples, this could impair the utility of Decipher GRID and our ability to conduct our research and development activities as planned, as well as impair our ability to expand our product offerings going forward.

If we cannot compete successfully, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

Our principal competition comes from traditional clinical and pathology staging criteria, such as the NCCN risk groups, which has been the standard of care in the United States for many years. It may be difficult to change the methods or behavior of physicians to incorporate our Decipher-based testing, including genomic testing, in their practices in conjunction with or instead of tissue biopsies and analysis.

In addition to competition from traditional diagnostic methods, we also face competition from companies that offer products or are conducting research to develop products for molecular diagnosis for urologic cancers. In particular, for clinical questions associated with active surveillance or definitive therapy (surgery or radiation therapy) in Very Low, Low and Favorable Intermediate NCCN risk groups, we compete with Genomic Health, Inc.’s Oncotype Dx prostate cancer test (Genomic Health, Inc. was recently acquired by Exact Sciences Corporation) and Myriad Genetics, Inc.’s prostate cancer test.

We are also aware of late-stage work being performed to develop and validate a product that could compete with Decipher Biopsy for some mCRPC therapy selection tests, which may include competition from Foundation Medicine, Inc. and Myriad Genetics for prediction of PARP inhibitors and of an existing product from Genomic Health for prediction of chemotherapy selection. In the future, we may also face competition from companies developing new products and technologies.

In addition, if our competitors successfully develop and market in vitro diagnostic, or IVD, test kit versions of their diagnostic tests for prostate cancer, our ability to successfully compete may be limited unless and until we develop IVD test kit versions of our genomic tests because physicians may be significantly impacted especially if market dynamics change in favor of IVD test kits which physicians may prefer for various reasons, including in-office testing convenience. In addition, IVD test kits may facilitate commercial efficiencies as well as broader patient access, which may give any of our competitors who successfully develop an IVD test kit version of their diagnostic tests a competitive advantage over us. We do not presently plan to develop IVD test kit versions of our genomic tests due to the significant capital expenditures that would be required.

The genomic testing industry is characterized by rapidly advancing technologies, intense competition and strong emphasis on proprietary products. Some of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do. Mergers and acquisitions may result in even more resources being concentrated in our competitors. These same competitors may invent technology that competes with our products. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and participating in clinical trials.

Additionally, projects related to cancer diagnostics and particularly genomics have received increased private and government funding, both in the United States and internationally. These projects, as well as publicly accessible or privately maintained databases, may be competitive with or decrease the attractiveness of using Decipher GRID. Moreover, personalized genomics is a developing area of science and we cannot predict what other platforms may be developed that may compete with or provide results comparable with or superior to the results we are able to achieve. Further, as more information regarding cancer genomics becomes available, we anticipate that more products aimed at identifying targeted treatment options will be developed and that these products may compete with our products. Competitors also may develop their own versions of our current or planned genomic tests in countries where we did not apply for patents or where our patents have not issued and compete with us in those countries, including encouraging the use of their tests by physicians or patients in other countries.

Some of our present and potential competitors have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we do. Others may develop lower-priced, less complex tests that payors, pathologists and oncologists and other physicians could view as functionally equivalent to our current or planned genomic tests, which could force us to lower the list price of our tests and impact our operating margins and our ability to achieve and maintain profitability. In addition, technological innovations that result in the creation of enhanced diagnostic tools that are more effective than ours may enable other clinical laboratories, hospitals, physicians or medical providers to provide specialized diagnostic tests similar to ours in a more patient-friendly, efficient or cost-effective manner than is currently possible. If we cannot compete successfully against current or future competitors, we may be unable to increase or create market acceptance and sales of our current or planned genomic tests, which could prevent us from increasing or sustaining our revenue or achieving or sustaining profitability.

The sizes of the markets for our current and future products have not been established with precision, and may be smaller than we estimate.

Our estimates of the total market opportunity for our current and future genomic tests in urologic cancers and the use of our tests in transcriptomic profiling clinical trials in urologic cancers are based on a number of internal and third-party estimates, including, without limitation, the annual rate of patients with the applicable form of urologic cancer, the list price of our products relative to the reimbursement we expect to receive from third-party payors and the assumed prices at which we can sell our products in markets that have not been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total market opportunity for our current or future products may prove to be incorrect. If the actual number of patients who would benefit from our products, the price at which we can sell future products, or the annual total market opportunity for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

Interim, topline and preliminary data from our clinical trials or clinical trials involving our genomic tests that we or others announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we or third parties with whom we collaborate may publicly disclose preliminary or topline or data from our clinical trials or clinical trials involving our genomic tests, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular clinical trial. We or the third-party collaborator announcing these results make assumptions, estimations, calculations and conclusions as part of the analyses of data, and we or the third-party collaborator may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we or others report may differ from future results of the same clinical trials, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we or third-party collaborators may also disclose interim data from our clinical trials or from clinical trials involving our genomic tests. Interim data from these clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our reputation and marketing efforts.

Further, others, including healthcare providers or payors, may not accept or agree with our or our third-party collaborators’ assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular genomic test and our company in general. In addition, the information we or others choose to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and you or others may not agree with what we or a third-party collaborator determine is the material or otherwise appropriate information to include in our disclosure, and any information we or our third-party collaborators determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding our business. If the topline or interim data that we or third-party collaborators report differ from actual results, or if others, including healthcare providers or payors, disagree with the conclusions reached, our ability to commercialize our genomic tests may be harmed, which could harm our business, operating results, prospects or financial condition.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on the members of our executive team listed under “Management” located elsewhere in this prospectus, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with certain of our executive officers, any of our executive officers could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success.

Although we have not historically experienced difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the life sciences and biotechnology fields is intense due to the limited number of individuals who possess the skills and experience required by our industry. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain personnel on acceptable terms, or at all, given the competition among numerous life sciences and biotechnology companies for individuals with similar skill sets. In addition, failure to demonstrate the utility of our genomic tests in the clinical setting may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive, key employee, consultant or advisor may impede the progress of our research, development and commercialization objectives. Furthermore, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

Our failure to continue to attract, hire and retain a sufficient number of qualified sales professionals would hamper our ability to increase demand for our genomic tests, to expand geographically and to successfully commercialize any other tests or products we may develop.

To succeed in selling our genomic tests, we must expand our sales force by recruiting additional sales representatives with extensive experience in oncology and established relationships with urologists, medical oncologists, surgeons, oncology nurses, pathologists and other hospital personnel. To achieve our marketing and sales goals, we will need to continue to build our sales and commercial infrastructure, with which to date we have had limited experience. In August 2019, we initiated a sales expansion strategy to grow our sales team from 12 sales representatives to approximately 25 by the end of 2020. However, sales professionals with the necessary technical and business qualifications are in high demand, and there is a risk that we may be unable to attract, hire and retain the number of sales professionals with the right qualifications, scientific backgrounds and relationships with decision-makers at potential customers needed to achieve our sales goals. We expect to face competition from other companies in our industry, some of whom are much larger than us and who can pay greater compensation and benefits than we can, in seeking to attract and retain qualified sales and marketing employees. Our business will be adversely impacted if we are unable to hire and retain qualified sales and marketing personnel.

If we do not achieve, sustain or successfully manage our growth, our business and ability to execute our business strategy may be harmed.

Our genomic testing revenue increased from $10.7 million in 2018 to $16.0 million in 2019, or a 50% increase. We may not achieve similar revenue growth rates in future periods. Therefore, investors should not rely on our recent revenue growth or results of operations for any prior periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and the market price of our common stock may decline.

The growth of our business and operations has imposed, and may continue to impose, significant demands on our management team as well as on our operational and internal controls. Further, as we continue to grow we must also implement necessary increases in testing capacity, scale-related improvements, including information technology and other infrastructure, control processes and quality assurance processes. Our efforts to grow our commercial operations may negatively affect the quality of our test results, may prevent us from performing tests on a timely basis at a level consistent with demand or we may be unsuccessful in responding to the growing complexity of our testing operations. Effective management of our growth will require, among other things:

•	successful implementation of financial and internal control reporting systems, in particular to correct any significant deficiencies in our internal controls;

•	successful integration of new employees in our sales and marketing team who are familiar with our product offerings and understand the complexity of the new generation of genomic testing;

•	improving systems and procedures required for reimbursement from certain governmental and commercial payors;

•	a continuous upgrade and expansion of our equipment and information technology capabilities;

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hiring, training and retaining new employees, particularly for our U.S.-based sales and marketing team, as well as clinical laboratory scientists and technical staff acquainted with new technologies, employees with regulatory knowledge and experience in the field of bioinformatics, and customer service, laboratory, legal and financial personnel;

•	maintaining regulatory clearances, standards of quality and high customer satisfaction levels;

•	monitoring the complex and changing regulatory environment in the United States, Canada, the European Union, or EU, and other jurisdictions where we operate or intend to operate;

•	securing appropriate additional laboratory space on commercially reasonable terms;

•	forecasting demand for our genomic tests and managing anticipated expenses accordingly; and

•	effective co-ordination among our management, sales, technical, legal and finance personnel.

If we encounter difficulties meeting market demand or ensuring quality standards for our genomic tests, or if we otherwise fail to manage our expansion effectively by correcting identified deficiencies in our internal controls or in other respects, our reputation could be harmed and our future prospects and business could suffer, which may have a material adverse effect on our business, financial condition results of operations and cash flows.

We rely on a limited number of third parties for manufacture and supply of all of our laboratory instruments and materials, including consumables, and we may not be able to find replacement suppliers or manufacturers in a timely manner in the event of any disruption, which could adversely affect our business.

Several of the consumable supplies and reagents and certain equipment used in our testing process are procured from a limited number of suppliers, or in some cases a single supplier. These single-source suppliers of certain equipment and reagents include Affymetrix, Inc., or Affymetrix (a subsidiary of Thermo Fisher Scientific

Inc., or Thermo Fisher). If Affymetrix breaches their supply agreement with us, or if the agreement is terminated or is not renewed at the end of its term, we will need to identify an alternative supplier for the equipment and reagents currently supplied by Affymetrix, which may result in delays that could materially adversely affect our business.

Other than Affymetrix, we do not presently have supply agreements with any of our suppliers and instead purchase reagents and materials on a purchase order basis. As such, these suppliers are not contractually committed to supply equipment and materials to us. Because we cannot ensure the actual production or manufacture of such critical equipment and materials, or the ability of our suppliers to comply with applicable legal and regulatory requirements, we may be subject to significant delays caused by interruption in production or manufacturing.

If any of our third-party suppliers were to become unwilling or unable to provide equipment or materials in required quantities, or on our required quality or timelines, or if we desire to change suppliers for business reasons, we would need to identify and acquire acceptable replacement sources on a timely basis. Even if we were to identify other suppliers for such equipment and materials, we may not be able to obtain such items on a timely basis or on acceptable terms, if at all.

If we encounter delays or difficulties in securing necessary laboratory equipment or materials, including consumables, we could face an interruption in our ability to perform testing services. Any such interruption may significantly affect our future revenue, cause us to incur higher costs, and harm our customer relationships and reputation. In addition, in order to mitigate these risks, we maintain inventories of these supplies at higher levels than would be the case if multiple sources of supply were available. If our testing volume decreases or we switch suppliers, we may hold excess supplies with expiration dates that occur before use which would adversely affect our losses and cash flow position. As we introduce any new genomic testing products, we may experience supply issues as we ramp test volume. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment, reagents or other materials we require for our products, our business, financial condition, results of operations and reputation could be adversely affected.

We rely on courier delivery services to transport samples to our facility for analysis. If these delivery services are disrupted, our business and customer satisfaction could be negatively impacted.

Clinicians and clinical laboratories ship samples to us by air and ground express courier delivery service for analysis at our San Diego facility. Disruptions in delivery service, whether due to bad weather, natural disaster, public health epidemics or pandemics (including, for example, the outbreak of the novel strain of coronavirus (COVID-19) first reported in Wuhan, China in December 2019), terrorist acts or threats, or for other reasons, could adversely affect specimen quality and our ability to provide our services on a timely basis to customers.

We may be sued for product liability or professional liability and could face substantial liabilities that exceed our resources, or we may initiate corrections of our tests, which could have a material adverse impact on our business or reputation.

The marketing, sale and use of our current genomic tests and our planned future genomic tests could lead to the filing of product liability claims against us if someone alleges that our tests failed to perform as designed. We may also be subject to liability for errors in the test results we provide to physicians or for a misunderstanding of, or inappropriate reliance upon, the information we provide. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

Although we believe that our existing product and professional liability insurance is adequate, our insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current partners to terminate existing agreements and potential partners to seek other partners, any of which could impact our results of operations.

We may also initiate a correction of our genomic tests, which could lead to increased costs and increased scrutiny by regulatory authorities and our customers regarding the quality and safety of our genomic tests, as well as negative publicity. The occurrence of any of these events could have an adverse effect on our business and results of operations.

If we use hazardous materials in a manner that causes injury, we could be liable for damages.

Our activities currently require the controlled use of potentially harmful materials and chemicals. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject to, on an ongoing basis, federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations may become significant and could have a material adverse effect on our financial condition, results of operations and cash flows. In the event of an accident or if we otherwise fail to comply with applicable regulations, we could lose our permits or approvals or be held liable for damages or penalized with fines.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

We depend on information technology and telecommunications systems for significant aspects of our operations. These information technology and telecommunications systems support a variety of functions, including test processing, sample tracking, quality control, customer service and support, billing and reimbursement, research and development activities and our general and administrative activities. Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems

In the ordinary course of our business, we collect and store sensitive data, including legally protected individually identifiable health information, personally identifiable information about our employees, customers and patients, intellectual property, and our proprietary business information and that of our customers, payors and collaboration partners. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. These applications and data encompass a wide variety of business critical information including research and development information, commercial information and business and financial information. We face four primary risks relative to protecting this critical information, including loss of access risk, inappropriate disclosure risk and inappropriate modification risk combined with the risk of our being able to identify and audit our controls over the first three risks.

The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collections provider, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to process tests, provide test results, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our genomic tests and other patient and physician education and outreach efforts through our website, manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business.

In addition, we rely on Decipher GRID to drive product development for us and our pharmaceutical partners. If we were to lose Decipher GRID or if the database were compromised, our ability to develop a portfolio of innovative products, including through partnering with investigators, drug developers and academic institutions, could be significant impaired.

Moreover, the interpretation and application of consumer, health-related and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government imposed fines or orders requiring that we change our practices, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

We may acquire other businesses or form joint ventures or make investments in other companies or technologies that could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

It is possible that we may pursue acquisitions of businesses and assets from time to time. We also may pursue strategic alliances and joint ventures that leverage our core technology and industry experience to expand our product offerings or distribution. We have no experience with acquiring other companies and limited experience with forming strategic alliances and joint ventures. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue our common stock as consideration, which would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our shares as consideration.

Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings of debt or other equity. Additional funds may not be available on terms that are favorable to us, or at all.

International expansion of our business would expose us to additional business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

We currently conduct business activities in the United States and Canada, with limited product sales through distributors in other territories. We may pursue international expansion, including expansion of our genomic testing outside of the United States. Doing business internationally involves a number of risks, including:

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multiple, conflicting and changing laws and regulations such as tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses, including changes as a result of Brexit;

•	failure by us or our distributors to obtain regulatory approvals for the sale or use of our current tests and our planned future genomic tests in various countries;

•	difficulties in successfully attracting, developing and retaining foreign sales or distribution channels and in managing foreign operations;

•	complexities associated with securing adequate reimbursement from payors;

•	logistics and regulations associated with shipping patient samples, including infrastructure conditions and transportation delays;

•	limits on our ability to penetrate international markets if our current and our planned future genomic tests cannot be processed by an appropriately qualified local laboratory;

•	financial risks, such as longer payment cycles, difficulty enforcing contracts and collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;

•	reduced protection for intellectual property rights, or lack of them in certain jurisdictions, forcing more reliance on our trade secrets, if available;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, boycotts, curtailment of trade and other business restrictions;

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disruptions to us or our strategic partners, third-party manufacturers, suppliers and other third parties upon which we rely resulting from the impact of public health epidemics or pandemics (including, for example, the outbreak of the novel strain of coronavirus (COVID-19) first reported in Wuhan, China in December 2019); and

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failure to comply with the Foreign Corrupt Practices Act, including its books and records provisions and its anti-bribery provisions, by maintaining accurate information and control over sales activities and distributors’ activities.

Any of these risks, if encountered, could significantly harm our future international expansion and operations and, consequently, have a material adverse effect on our financial condition, results of operations and cash flows.

Legal, political and economic uncertainty surrounding the exit of the U.K., from the European Union, or EU, may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations or intended operations in the U.K. and pose additional risks to our business, revenue, financial condition and results of operations.

Following the result of a referendum in 2016, the U.K. left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the U.K. and the EU, the U.K. will be subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules will continue to apply. Negotiations between the U.K. and the EU are expected to continue in relation to the customs and trading relationship between the U.K. and the EU following the expiry of the Transition Period.

The uncertainty concerning the U.K’s legal, political and economic relationship with the EU after the Transition Period may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If the U.K. and the EU are unable to negotiate acceptable trading and customs terms or if other EU Member States pursue withdrawal, barrier-free access between the U.K. and other EU Member States or among the European Economic Area overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the U.K. and the EU and, in particular, any arrangements for the U.K. to retain access to EU markets after the Transition Period.

Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our business. Any current or planned future operations in the U.K. as well as in other countries in the EU and European Economic Area, or EEA, could be disrupted by Brexit, particularly if there is a change in the U.K’s relationship to the single market.

We may also face new regulatory costs and challenges as a result of Brexit that could have an adverse effect on our operations. For example, the U.K. could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. Furthermore, at present, there are no indications of the effect Brexit will have on the pathway to obtaining marketing approval for any of our product candidates in the U.K., or what, if any, role the EMA may have in the approval process. There may continue to be economic uncertainty surrounding the consequences of Brexit which could adversely impact customer confidence resulting in customers reducing their spending budgets on our solutions, which could adversely affect our business, revenue, financial condition, results of operations.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our genomic tests and a decreased ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Reimbursement Risks Relating to Our Business

Our business depends on our ability to obtain and maintain adequate reimbursement from government healthcare programs and other third-party payors.

Reimbursement for our genomic tests from government healthcare programs and other third-party payors represents substantially all of our genomic testing revenue. For the years ended December 31, 2018 and

December 31, 2019, approximately 30% and 47%, respectively, of our revenue was derived from Medicare patients. We expect government healthcare programs such as Medicare and other third-party payors such as commercial insurance companies to continue to be our most significant source of revenue going forward. Physicians may be reluctant to order the use of our products due to the substantial potential cost to the patient if coverage is unavailable or reimbursement amounts are inadequate. Decipher Biopsy and Decipher RP are currently reimbursed by Medicare pursuant to local coverage determinations, or LCDs, issued by Palmetto GBA and adopted by Noridian Healthcare Solutions, each acting as a Medicare Administrative Contractor, or MAC, as well as by a number of commercial payors. However, there are many commercial payors who currently do not provide reimbursement for our genomic tests, or provide only limited reimbursement, and we have contracts for reimbursement with only a limited number of commercial payors. We have not yet secured a Medicare coverage determination nor have we contracted with any commercial payors for reimbursement of Decipher Bladder. We are actively engaged in efforts to achieve broad commercial coverage and reimbursement for our current and future products, followed by contracting with commercial payors. Achieving positive coverage reduces the need for appeals and reduces failures to collect from the patient’s commercial payor. Even with positive coverage decisions, we still experience delays in time to payment. Achieving in-network contracts with third-party payors can shorten the time required to receive payments. Implementing our strategy includes our managed care and medical affairs teams educating third-party payors regarding our strong clinical utility and outcomes data, which we believe validates the value of our products and will persuade more third-party payors to provide value-based reimbursement.

In addition, we received draft Medicare coverage for patients in the NCCN risk groups High and Very High, as well as LN+, and salvage therapy and expect to receive a final coverage decision in 2020. However, we may not receive such final coverage on our expected timeframe, or at all.

If we are unable to obtain or maintain coverage and adequate reimbursement from government and third-party payors for our existing or future products, our ability to generate revenue could be limited. From time to time various payors may publish negative coverage decisions or decline to reimburse us adequately with respect to one or more of our tests.

The reimbursement environment for genomic testing is constantly evolving. Outside of the United States, we have not yet established reimbursement coverage for our products from governmental or commercial third-party payors. If we are unable to broaden reimbursement coverage for our products with payors, our financial condition, results of operations and cash flows would be materially adversely affected.

Reimbursement processes of Medicare, Medicaid and/or other payors, or payment delays, could hurt our cash flows and increase our need for working capital.

Medicare and Medicaid have complex billing and documentation requirements that we must satisfy in order to receive payment, and the programs audit and monitor our compliance with these requirements. We must also comply with numerous other laws applicable to billing and payment for healthcare services, including, for example, false claims and data privacy and security laws. Failure to comply with these requirements may result in, among other things, non-payment, delays in payment, refunds, exclusion from government healthcare programs, reputational harm, disgorgement, fines, penalties, and civil or criminal liabilities, any of which may have a material adverse effect on our revenue and earnings. In addition, failure by payors to properly process our payment claims in a timely manner could delay our receipt of payment for our products and services, which may have a material adverse effect on our cash flows.

Billing for our products is complex and requires substantial time and resources to collect payment.

Billing for clinical laboratory testing services is complex, time-consuming and expensive. Depending on the billing arrangement and applicable law, we bill various payors, including Medicare, Medicaid, private insurance companies, private healthcare institutions, and patients, all of which have different billing requirements. We generally bill third-party payors for products and pursue reimbursement on a case-by-case basis where pricing contracts are not in place. To the extent laws or contracts require us to bill patient co-payments or co-insurance, we must also comply with these requirements. We may also face increased risk in our collection efforts, including potential write-offs of accounts receivable and long collection cycles, which could adversely affect our business, results of operations and financial condition.

Several factors make the billing process complex, including:

•	differences between the billing rates and reimbursement rates for our products;

•	compliance with complex federal and state regulations related to billing government healthcare programs, including Medicare and Medicaid;

•	risk of government and commercial audits related to billing;

•	disputes among payors as to which party is responsible for payment;

•	differences in coverage and information and billing requirements among payors, including the need for prior authorization and/or advanced notification;

•	the effect of patient co-payments or co-insurance and our ability to collect such payments from patients;

•	changes to billing codes used for our products;

•	changes to requirements related to our current or future clinical trials, including our registry studies, which can affect eligibility for payment;

•	ongoing monitoring provisions of LCDs for our products, which can affect the circumstances under which a claim would be considered medically necessary;

•	incorrect or missing billing information; and

•	the resources required to manage the billing and claims appeals process.

We use standard industry billing codes, known as CPT codes, to bill for our products. Our Decipher tests are assigned a new CPT code for 2020. CPT code changes can result in a risk of an error being made in the claim adjudication process. Such errors can occur with claims submission, third-party transmission or in the processing of the claim by the payor. Claim adjudication errors may result in a delay in payment processing or a reduction in the amount of the payment we receive.

As we introduce new products, we may need to add new codes to our billing process as well as our financial reporting systems. Failure or delays in effecting these changes in external billing and internal systems and processes could negatively affect our collection rates, revenue and cost of collecting.

Additionally, our billing activities require us to implement compliance procedures and oversight, train and monitor our employees, and undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. When payors deny our claims, we may challenge the reason, low payment amount or payment denials. Payors also conduct external audits to evaluate payments, which add further complexity to the billing process. If the payor makes an overpayment determination, there is a risk that we may be required to return all or some portion of prior payments we have received. Additionally, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, enacted in March 2010, requires providers and suppliers to report and return any overpayments received from government payors under the Medicare and Medicaid programs within 60 days of identification. Failure to identify and return such overpayments exposes the provider or supplier to liability under federal false claims laws. These billing complexities, and the related uncertainty in obtaining payment for our products, could negatively affect our revenue and cash flow, our ability to achieve profitability, and the consistency and comparability of our results of operations.

Payors from whom we have received reimbursement may withdraw or decrease the amount of reimbursement provided for our products at any time.

To date, we have received reimbursement from payors who do not have positive coverage determinations or which we have not yet agreed to payment terms for Decipher testing. Therefore, such payors could withdraw such coverage and stop providing reimbursement for our products in the future, and when they do provide reimbursement for our products, it may be done on a case-by-case basis. Managing reimbursement on a case-by-case basis is time consuming and contributes to an increase in the number of days it takes us to collect accounts receivable and increases our risk of non-payment. Negotiating reimbursement on a case-by-case basis also typically results in the provision of reimbursement at a significant discount to the list price of our products.

Under our current LCDs we are required to maintain a certification and training registry, or CTR, for physicians trained on the clinical utility and utilization of the Decipher RP test. Medicare reimbursement is currently available only if the ordering physician is certified in the CTR. Additionally, in order to maintain the LCDs we are required to periodically report on the status of the CTR, as well as all registry and trial results. If we are unable to demonstrate the clinical utility of the Decipher RP test or otherwise fail to satisfy the requirements under an LCD, the LCD could be withdrawn for the relevant test by the MAC that issued the LCD, in which event the relevant test would no longer be eligible for Medicare reimbursement through such MAC. Our ability to obtain and retain Medicare coverage for our products will depend on our ability to obtain and retain positive national coverage determinations or positive LCDs from CMS and/or applicable regional MACs.

Further, even if we have written agreements regarding coverage and reimbursement with certain payors, these agreements are not guarantees of indefinite coverage in an adequate amount. For example, these agreements are typically terminable without cause by either party and are typically renewable annually, and the applicable payor could opt against renewal upon expiration. In addition, the terms of certain of our written arrangements may require us to seek pre-approval from the payor or put in place other controls and procedures prior to conducting a test for a customer. To the extent we fail to follow these requirements, we may fail to receive some or all of the reimbursement payments to which we are otherwise entitled. These payors must also conclude that our claim satisfies the applicable contractual criteria. In addition, our written agreements regarding reimbursement with payors do not guarantee us the receipt of reimbursement payments at what we believe to be the applicable contracted rate for each reimbursement claim that we submit to such payors. If payors withdraw coverage for our products or reduce the reimbursement amounts for our products, our ability to generate revenue could be limited, which may have a material adverse effect on our financial condition, results of operations and cash flow.

Our commercial success could be compromised if hospitals or other clients do not pay our invoices or if payors, including managed care organizations and Medicare, do not provide coverage and adequate reimbursement, breach, rescind or modify their contracts or reimbursement policies or delay payments for our current genomic tests and our planned future genomic tests.

Physicians may not order our current or planned future genomic tests unless payors, such as managed care organizations and government payors (e.g., Medicare and Medicaid), pay a substantial portion of the test price. Coverage and reimbursement by a payor may depend on a number of factors, including a payor’s determination that tests using our technologies are:

•	not experimental or investigational;

•	medically necessary;

•	appropriate for the specific patient;

•	cost-effective;

•	supported by peer-reviewed publications; and

•	included in clinical practice guidelines.

Uncertainty surrounds payor coverage and adequate reimbursement of any test incorporating new technology, including tests developed using our technologies. Technology assessments of new medical tests conducted by research centers and other entities may be disseminated to interested parties for informational purposes. Payors and healthcare providers may use such technology assessments as grounds to deny coverage for a test or procedure. Technology assessments can include evaluation of clinical utility studies, which define how a test is used in a particular clinical setting or situation.

Because there is no uniform policy of coverage and reimbursement in the United States, each payor generally determines for its own enrollees or insured patients whether to cover or otherwise establish a policy to reimburse our genomic tests, and seeking payor approvals is a time-consuming and costly process. We cannot be certain that coverage for our current and our planned future genomic tests will be provided in the future by additional payors or that existing agreements, policy decisions or reimbursement levels will remain in place, remain adequate, or be fulfilled under existing terms and provisions. If we cannot obtain coverage and adequate reimbursement from private and governmental payors such as Medicare and Medicaid for our current genomic tests, or new tests or test enhancements that we may develop in the future, our ability to generate revenue could be limited, which may have a material adverse effect on our financial condition, results of operations and cash flow. Further, we may experience delays and interruptions in the receipt of payments from payors due to missing documentation and/or other issues, which could cause delay in collecting our revenue.

In addition, to the extent that our testing is ordered for Medicare inpatients and outpatients, only the hospital may receive payment from the Medicare program for the technical component of pathology services and any clinical laboratory services that we perform, unless the testing is ordered at least 14 days after discharge and certain other requirements are met. We therefore must look to the hospital for payment for these services under these circumstances. If hospitals refuse to pay for the services or fail to pay in a timely manner, our ability to generate revenue could be limited, which may have a material adverse effect on our financial condition, results of operations and cash flow.

If we are unable to successfully negotiate additional reimbursement contracts, or maintain our current contracts, our commercial success could be compromised.

We are currently considered a “non-contracted provider” by most payors from whom we have sought reimbursement for our genomic tests because we have not entered into a specific contract to provide genomic tests to their insured patients at specified rates of reimbursement. Since each payor makes its own decision as to whether to establish a coverage policy or enter into a contract to reimburse our tests, seeking these approvals is a time-consuming and costly process. Without a contracted rate for reimbursement, our claims are often denied upon submission, and we must appeal the claims. The appeals process is time consuming and expensive, and may not result in payment. In cases where there is not a contracted rate for reimbursement, there is typically a greater patient co-insurance or co-payment requirement which may result in further delay or decreased likelihood of collection. Payors may attempt to recoup prior payments after review, sometimes after significant time has passed, which would impact future revenue. Further, we typically are unable to collect payments from patients beyond that which is paid by their insurance and may experience lost revenue as a result.

We expect to continue to focus substantial resources on increasing adoption, coverage and reimbursement for our current genomic tests and our planned future genomic tests. We believe it will take several years to achieve coverage and contracted reimbursement with a majority of payors. However, we cannot predict whether, under what circumstances, or at what payment levels payors will reimburse us for our products. Furthermore, if we were to become a contracted provider with additional payors in the future, the amount of overall reimbursement we receive would likely decrease because we could be reimbursed a lesser amount per test performed at a contracted rate than at a non-contracted rate, which could have a negative impact on our revenue. Also, payor consolidation is underway and creates uncertainty as to whether coverage and contracts with existing payors will remain in effect. Finally, commercial payors may tie their allowable rates to Medicare rates, and should Medicare reduce their rates, our reimbursement levels may be negatively impacted. Our failure to establish broad adoption of and reimbursement for our current and future genomic tests, or our inability to maintain existing reimbursement from payors, would negatively impact our ability to generate revenue and achieve profitability, as well as our future prospects and our business.

Government healthcare programs and other payors continue to increase their efforts to control the cost, utilization and delivery of healthcare services, which could potentially reduce our rates of reimbursement.

Even if we are being reimbursed for our products, payors may review and adjust the rate of reimbursement, require co-payments from patients or stop paying for our products. Government healthcare programs and other payors continue to increase their efforts to control the cost, utilization and delivery of healthcare services by demanding price discounts or rebates and limiting both coverage on diagnostic products they will pay for and the amounts that they will pay for new genomic testing products. These measures have resulted in reduced payment rates and decreased utilization for the clinical laboratory industry. From time to time, Congress has considered and implemented changes to the Medicare fee schedules in conjunction with budgetary legislation, and pricing and payment terms, including the possible requirement of a patient co-payment for Medicare beneficiaries for tests covered by Medicare, are subject to change at any time. Because of the cost-containment trends, governmental and commercial payors that currently provide, or may in the future provide, reimbursement for our products may reduce, suspend, revoke or discontinue payments or coverage at any time. Reductions in the prices at which our products are reimbursed may harm our business, financial condition or results of operations.

Regulatory Risks Relating to Our Business

Our genomic tests are currently marketed as Laboratory Developed Tests, and any changes in FDA enforcement discretion could subject our operations to more significant regulatory requirements and oversight. For example, if the FDA requires us to obtain approval or clearance of our current or future genomic tests, we could incur substantial costs and time delays associated with meeting requirements for premarket clearance or approval or we could experience decreased demand for, or reimbursement of, our tests.

We have not received FDA approval or clearance for any of our genomic tests. Historically, the FDA has exercised enforcement discretion with respect to most Laboratory Developed Tests, or LDTs, and has not required laboratories that furnish LDTs to comply with the agency’s requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls). LDTs are a subset of in vitro diagnostic devices, or IVDs, that are intended for clinical use and are developed, validated and offered within a single laboratory for use only in that laboratory. Our current genomic tests are marketed as LDTs. However, the FDA has previously stated its intention to modify its enforcement discretion policy with respect to LDTs. The FDA could ultimately modify its current approach to LDTs in a way that would subject our tests marketed as LDTs to the requirements of the FDA applicable to other categories of medical devices. Moreover, legislative measures have recently been proposed in Congress that, if ultimately enacted, could provide the FDA with additional authority to require premarket review of and regulate LDTs. If and when such changes to the regulatory framework or the FDA’s enforcement thereof occur, we could for the first time be subject to enforcement of regulatory requirements as a device manufacturer such as registration and listing requirements, requirements for premarket clearance or approval of our genomic tests, medical device reporting requirements and the requirements of the FDA’s Quality System Regulation, among others. Even if the FDA does not modify its policy of enforcement discretion, the FDA may disagree that we are marketing our LDTs within the scope of its policy of enforcement discretion. A determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations and financial condition. If there are changes in the regulatory framework with respect to LDTs, we may be subject to significant additional regulatory requirements.

In addition, if increased oversight of genomic testing were to result in further regulatory burdens, they could negatively affect our business and delay the commercialization of tests in development.

If the FDA begins to actively regulate our diagnostic tests, we may be required to obtain premarket clearance under Section 501(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, or a premarket approval, or PMA, for our tests. The requirement of premarket review could negatively affect our business until such review is completed and clearance to market or approval is obtained. The FDA could require that we stop selling our genomic tests pending premarket clearance or approval. If the FDA allows our tests to remain on the market but there is uncertainty about our tests, if they are labeled investigational by the FDA or if labeling claims the FDA allows us to make are very limited, orders from physicians or reimbursement may decline. The regulatory approval process may involve, among other things, successfully completing additional clinical trials and making a 510(k) submission, or filing a PMA application with the FDA. If the FDA requires premarket review, our tests may not be cleared or approved on a timely basis, if at all. We may also decide voluntarily to pursue FDA premarket clearance or approval of our tests if we determine that doing so would be appropriate.

Additionally, should future regulatory actions affect any of the reagents we obtain from suppliers and use in conducting our tests, our business could be adversely affected in the form of increased costs of testing or delays, limits or prohibitions on the purchase of reagents necessary to perform our testing.

Clinical development involves a lengthy and expensive process with an uncertain outcome. If we were required to conduct additional clinical studies or trials before continuing to offer tests that we have developed or may develop as LDTs, those studies or trials could lead to delays or failure to obtain necessary regulatory approval, which could cause significant delays in commercializing any future products and harm our ability to achieve sustained profitability.

If the FDA requires that we obtain clearance or approval to commercialize our current genomic tests or our planned future genomic tests, we may be required to conduct additional premarket clinical testing before submitting a regulatory notification or application for commercial sales. In addition, as part of our long-term strategy we may seek FDA clearance or approval so we can sell our genomic tests outside our CLIA laboratory; however, we would need to conduct additional clinical validation activities, including the possibility of clinical trials, on our genomic tests before we can submit an application for FDA approval or clearance. Clinical trials must be conducted in compliance with FDA regulations or the FDA may take enforcement action or reject the data. The data collected from these clinical trials may ultimately be used to support market clearance or approval for our tests, but the FDA may disagree with the design of the studies or may interpret the data differently than we do. We believe it would likely take two years or more to conduct the clinical studies and trials necessary to obtain clearance or approval from the FDA to commercially launch our current genomic tests and our planned future genomic tests. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our test claims or that the FDA or foreign authorities will agree with our conclusions regarding our test results.

Success in early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior clinical trials and studies. If we are required to conduct clinical trials to support FDA clearance or approval to market our genomic tests, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial. Moreover, the clinical trial process may fail to demonstrate that our current genomic tests and our planned future genomic tests are effective for the proposed indicated uses, which could cause us to abandon a test candidate and may delay development of other tests.

We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials, which might increase the cost and complexity of our trials. We may also depend on clinical investigators, medical institutions and contract research organizations to perform the trials properly. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory clearance or approval for our current genomic tests and our planned future genomic tests. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our genomic tests or to achieve sustained profitability.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition, results of operations and cash flows.

The ACA, enacted in March 2010, makes a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which the ACA may significantly impact our business, the ACA includes: provisions regarding coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures; initiatives to revise Medicare payment methodologies; and initiatives to promote quality indicators in payment methodologies.

Additionally, the ACA required each medical device manufacturer to pay an excise tax equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. The medical device tax had been suspended until December 31, 2019 and the 2020 federal spending package permanently eliminated the excise tax effective January 1, 2020.

On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire Affordable Care Act is invalid based primarily on the fact that the legislation enacted on December 22, 2017, informally known as Tax Cuts and Jobs Act, or the TCJA, repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate”. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers and suppliers of 2% per fiscal year, starting in 2013, and, following passage of the Bipartisan Budget Act of 2015, will remain in effect through 2029 unless additional congressional action is taken. The full impact on our business of the ACA and the sequester law is uncertain. Furthermore, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The expansion of government’s role in the U.S. healthcare industry as a result of the ACA’s implementation, and changes to the reimbursement amounts paid by Medicare and other payors for our current genomic tests and our planned future genomic tests, may reduce our profits, if any, and have a materially adverse effect on our business, financial condition, results of operations and cash flows. Moreover, Congress has proposed on several occasions to impose a 20% coinsurance payment requirement on patients for clinical laboratory tests reimbursed under the Medicare Clinical Laboratory Fee Schedule, which would require us to bill patients for these amounts and may decrease our testing volume. In the event that Congress were to ever enact such legislation, the cost of billing and collecting for our genomic tests could often exceed the amount actually received from the patient.

Under the Protecting Access to Medicare Act of 2014, or PAMA, which was signed to law in April 2014, clinical laboratories subject to the law must report certain data for the Medicare-covered clinical laboratory tests that they furnish. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). The CMS final rule implementing PAMA was issued June 17, 2016 indicating that data reporting for the new PAMA process would begin in 2017 and, beginning in 2018, the Medicare payment rate for covered clinical laboratory tests, with some exceptions, would be based on the weighted median of the reported private third-party payor payments for the test, as calculated using data collected by applicable laboratories during the specified data collection period and reported to CMS during a specified data reporting period. This revised reimbursement methodology is expected to generally result in relatively lower reimbursement under Medicare for clinical diagnostic lab tests than has been historically available. The reporting period under the PAMA has been delayed until 2021. As a result, data collected during the original data collection period of January 1, 2019 through June 30, 2019 now must be reported between January 1, 2021 and March 31, 2021. Data reporting will thereafter resume on a three year reporting cycle beginning in 2024. The resulting change in reimbursement methodology applicable to our tests may reduce our Medicare reimbursement rate and adversely affect our business.

We conduct business in a heavily regulated industry, and complying with numerous regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties or our inability to operate, or we could become subject to administrative or judicial sanctions.

The diagnostics industry is highly regulated, and the laws and regulations governing the marketing of diagnostic tests are extremely complex. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•	federal and state laws applicable to test ordering, documentation of tests ordered, billing practices and claims payment and/or regulatory agencies enforcing those laws and regulations;

•	federal and state fraud and abuse laws;

•	federal and state laboratory anti-mark-up laws;

•	coverage and reimbursement levels by Medicare, Medicaid, other governmental payors and private insurers;

•	restrictions on coverage of and reimbursement for tests;

•	federal and state laws governing laboratory testing, including CLIA, and state licensing laws;

•	federal and state laws and enforcement policies governing the development, use and distribution of diagnostic medical devices, including LDTs;

•	federal, state and local laws governing the handling and disposal of medical and hazardous waste;

•	federal and state Occupational Safety and Health Administration rules and regulations; and

•	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and similar state data privacy laws.

In particular, the FDCA defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component, part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. Our diagnostic tests are considered by the FDA to be subject to regulation as medical devices. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the import and export of medical devices manufactured between the United States and international markets. However, the FDA exercises enforcement discretion with respect to medical devices that are LDTs, which means that tests that fall within the definition of an LDT are not subject to these requirements.

We are also subject to CLIA, a federal law regulating clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. Our clinical laboratory must be certified under CLIA in order for us to perform testing on human specimens. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. We have a current certificate of accreditation under CLIA to perform high complexity testing, and a certificate of accreditation for our laboratory from the College of American Pathologists, or CAP, one of seven CLIA-approved accreditation organizations.

To renew this certificate, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make periodic inspections of our clinical laboratory outside of the renewal process. The failure to comply with CLIA requirements can result in enforcement actions, including the revocation, suspension, or limitation of our CLIA certificate of accreditation, as well as a directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit and/or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for tests provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanctions, our business and reputation could be harmed. Even if it were possible for us to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

In addition, our laboratory is located in California and is required by state law to have a California state license; as we expand our geographic focus, we may need to obtain laboratory licenses from additional states. California laws establish standards for operation of our clinical laboratory, including the training and skills required of personnel and quality control. In addition, we hold licenses from the states of New York, Pennsylvania, Maryland and Rhode Island to test specimens from patients in those states or received from ordering physicians in those states. In particular, our clinical reference laboratory is required to be licensed on a product-specific basis by New York as an out of state laboratory and our products, as LDTs, must be approved by the New York State Department of Health before they are offered in New York. As part of this process, the State of New York requires validation of our tests. We currently have the necessary New York license and approvals. Other states may have similar requirements or may adopt similar requirements in the future. We may become aware of other states that require out-of-state laboratories to obtain licensure in order to accept specimens from the state. If we become aware of any other state with such requirements, we intend to comply with such requirements. Collecting specimens from a state that requires us to obtain and maintain an out-of-state laboratory license, without receiving such license, or failing to abide by any of our obligations under our existing state licenses may result in sanctions, any of which could harm our business. Finally, we may be subject to regulation in foreign jurisdictions if we seek to expand international distribution of our tests outside the United States.

Failure to comply with applicable clinical laboratory licensure requirements may result in a range of enforcement actions, including suspension, limitation or revocation of our CLIA certificate and/or state licenses, imposition of a directed plan of action, onsite monitoring, civil monetary penalties, criminal sanctions and revocation of the laboratory’s approval to receive Medicare and Medicaid payment for its services, as well as significant adverse publicity.

If we were to lose our CLIA certification or California or other state laboratory license, whether as a result of a revocation, suspension or limitation, we would no longer be able to offer our tests, which would limit our revenue and harm our business. If we were to lose, or fail to obtain, a license in any other state where we are required to hold a license, we would not be able to test specimens from those states.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of medical devices to ensure that their promotional claims are consistent with the applicable marketing authorizations, that there are adequate and reasonable data to substantiate the claims, and that the promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our promotional claims are false, misleading, not substantiated or not permissible, we may be subject to enforcement action and we may be required to revise our promotional claims and make other corrections or restitutions.

We are subject to numerous federal and state healthcare statutes and regulations, and complying with laws pertaining to our business is an expensive and time-consuming process. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties and a material adverse effect to our business and operations.

Physicians, other healthcare providers and third-party payors play a primary role in the recommendation of our products. Our arrangements with healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that affect the business and financial arrangements and relationships through which we market and sell our products. The laws that affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, or the AKS, which prohibits, among other things, any person or entity from knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution; however, these are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or the FCA;

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the federal physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a referral for certain designated health services covered by the Medicare or Medicaid program, including laboratory and pathology services, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services, and further prohibits that entity from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral, unless an exception applies. Knowing violations of the Stark Law are actionable under the FCA, and the failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA;

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federal civil and criminal false claims laws, such as the FCA, and civil monetary penalty laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented false, fictitious or fraudulent claims for payment or approval by the federal government, including federal health care programs, such as Medicare and Medicaid, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. In addition, as noted above, a claim including items or services resulting from a violation of the AKS or Stark Law constitutes a false or fraudulent claim for purposes of the FCA. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement;

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the federal Civil Monetary Penalties law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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HIPAA, which, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates, individuals or entities that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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state laws that prohibit other specified practices, such as allowing physicians to purchase and re-bill testing at a mark-up to third-party payor; insurance fraud laws; waiving coinsurance, copayments, deductibles, and other amounts owed by patients; billing a state Medicaid program at a price that is higher than what is charged to one or more other third-party payor or employing, exercising control over or splitting professional fees with licensed professionals in violation of state laws prohibiting fee splitting or the corporate practice of medicine and other professions;

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the federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to annually report to CMS information related to payments and other transfers of value provided to physicians, certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. We believe that we are exempt from these reporting requirements. We cannot assure you, however, that regulators, principally the federal government, will agree with our determination, and a determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business;

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state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers; and

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federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

In addition, we are also subject to federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

As a clinical laboratory, our business practices may face additional scrutiny from government regulatory agencies such as the Department of Justice, the U.S. Department of Health and Human Services Office of Inspector General, or OIG, and CMS. Certain arrangements between clinical laboratories and referring physicians have been identified in fraud alerts issued by the OIG as implicating the AKS. The OIG has stated that it is particularly concerned about these types of arrangements because the choice of laboratory, as well as the decision to order laboratory tests, typically are made or strongly influenced by the physician, with little or no input from patients. Moreover, the provision of payments or other items of value by a clinical laboratory to a referral source could be prohibited under the Stark Law unless the arrangement meets all criteria of an applicable exception.

The government has been active in enforcement of these laws as they apply to clinical laboratories. In December 2018, we reached an agreement with the Department of Justice, the OIG, the California Department of Insurance and qui tam relators who contended that we submitted claims to the Medicare and Medicaid programs and retained payments for Decipher Prostate tests that were not medically reasonable or necessary for prostate cancer patients that did not have certain risk factors. To resolve the matter, we agreed to pay $2.0 million to the United States and $0.6 million to the State of California, plus relators’ attorney fees and expenses totaling $0.1 million, without any admission of liability or ongoing obligations. In February 2019, we made all settlement payments. In order to help prevent further submissions of claims that may be challenged as inappropriate, we have automated the claim submission process with the intention of improving consistency and compliance in our claim submissions and coding. We believe this change helps mitigate the risk of inaccurate claim submissions going forward. Additionally, we have modified our test acceptance criteria to match our claim submission criteria for Medicare; therefore, testing for Medicare patients is now limited to those tests that we believe meet Medicare coverage criteria. Our addressable market as described elsewhere in this prospectus reflects this modified test acceptance criteria.

We have entered into consulting and scientific advisory board arrangements, speaking arrangements, clinical research and other service agreements with physicians and other healthcare providers, including some who could order or recommend our tests. Because of the complex and far-reaching nature of applicable health care fraud and abuse laws, regulatory agencies may take the view that certain of these transactions are prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to applicable penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering of and use of our tests to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies, healthcare providers and other third parties, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities may conclude that our business practices, including our consulting and other financial arrangements with physicians, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. Responding to investigations can be time and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations is costly. If our operations are found to be in violation of any of these laws or any other current or future governmental laws and regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. If any of the physicians or other healthcare providers or entities with whom we do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We are subject to certain U.S. anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations and may become subject to their similar foreign equivalents. As a result, we can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, or collectively, Trade Laws, prohibit, among other things, companies and their employees, agents, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect that we may engage in non-U.S. activities over time. We expect to rely on third-party suppliers and/or third parties to obtain necessary permits, licenses, and patent registrations. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We may be required to comply with laws governing the transmission, security and privacy of health information that require significant compliance costs, and any failure to comply with these laws could result in material criminal and civil penalties.

Under the administrative simplification provisions of HIPAA, the U.S. Department of Health and Human Services, or HHS, has issued regulations which establish uniform standards governing the conduct of certain electronic healthcare transactions and the protection of individually identifiable health information, including protected health information, or PHI, by certain healthcare providers and other covered entities, and their “business associates,” which are persons or entities that perform certain services for, or on behalf of, a covered entity that involves creating, receiving, maintaining or transmitting PHI.

The HIPAA privacy regulations regulate the use and disclosure of PHI by covered entities engaging in certain electronic transactions or “standard transactions.” They also set forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI, and certain privacy obligations imposed on covered entities. Individuals (or their personal representatives, as applicable) also have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual. Certain provisions of the HIPAA privacy regulations also apply to business associates.

The HIPAA security regulations establish administrative, physical and technical standards for maintaining the confidentiality, integrity and availability of PHI in electronic form. These standards apply to covered entities and also to business associates. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI. As a result, we may be required to comply with both HIPAA privacy and security regulations and varying state privacy and security laws.

Moreover, HITECH enacted as part of the American Recovery and Reinvestment Act of 2009, among other things, established certain health information security breach notification requirements, which were later further modified by the Final HIPAA Omnibus Rule. In the event of a breach of unsecured PHI, a covered entity must notify each individual whose PHI is breached, federal regulators and in some cases, must publicize the breach in local or national media.

These laws contain significant fines and other penalties for wrongful use or disclosure of PHI. Given the complexity of HIPAA and HITECH and their overlap with state privacy and security laws, and the fact that these laws are rapidly evolving and are subject to changing and potentially conflicting interpretation, our ability to comply with the HIPAA, HITECH and state data privacy and security requirements is uncertain and the costs of compliance are significant. For example, on June 28, 2018, California enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

Adding to the complexity is that our operations are evolving and the requirements of these laws will apply differently depending on such things as whether or not we bill electronically for our services. The costs of complying with any changes to the HIPAA, HITECH and state privacy restrictions and security requirements may have a negative impact on our operations. Noncompliance could subject us to criminal penalties, civil sanctions and significant monetary penalties as well as reputational damage.

Clinical research is heavily regulated and failure to comply with human subject protection regulations may disrupt our research program leading to significant expense, regulatory enforcement, private lawsuits and reputational damage.

Clinical research is subject to federal, state and, for studies conducted outside of the United States, international regulation. At the federal level, the FDA and Department of Health and Human Services impose requirements for the protection of human subjects in clinical research, including requirements such as initial and ongoing institutional review board review, informed consent requirements and other protections to minimize the risk and maximize the benefit to research participants. Many states impose human subject protection laws that mirror or in some cases exceed federal requirements. HIPAA also imposes restrictions on the use and disclosure of PHI in connection with research activities. Research conducted overseas is subject to a variety of national protections such as mandatory ethics committee review, as well as laws regulating the use, disclosure and cross-border transfer of personal data. The costs of compliance with these laws may be significant and compliance with regulatory requirements may result in delay. Noncompliance may disrupt our research and result in data that is unacceptable to regulatory authorities, data lock or other sanctions that may significantly disrupt our operations.

Violation of a state’s prohibition on the corporate practice of medicine could result in a material adverse effect on our business.

A number of states, including California, do not allow business corporations to employ physicians to provide professional services. This prohibition against the “corporate practice of medicine” is aimed at preventing corporations such as us from exercising control over the medical judgments or decisions of physicians, such as the pathologists who we rely on for certain services. The state licensure statutes and regulations and agency and court decisions that enumerate the specific corporate practice rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. If regulatory authorities or other parties in any jurisdiction successfully assert that we are engaged in the unauthorized corporate practice of medicine, we could be required to restructure our contractual and other arrangements. In addition, violation of these laws may result in sanctions imposed against us and/or our employed professionals through licensure proceedings, and we could be subject to significant civil and criminal penalties that could result in exclusion from state and federal healthcare programs.

If the validity of an informed consent from a patient enrolled in a clinical trial with one of our partners was challenged, we could be forced to stop using some of our resources, which would hinder our product development efforts.

We have implemented measures to ensure that all clinical data and genetic and other biological samples that we receive from clinical trials conducted by our partners have been collected from subjects who have provided appropriate informed consent for purposes which extend to our product development activities. We seek to ensure these data and samples are provided to us on a subject de-identified manner. We also have measures in place to ensure that the subjects from whom the data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or any discoveries derived from them. Any findings against us, or our partners, could deny us access to or force us to stop using some of our clinical samples and prevent us from relying on or using any related patient data, which would hinder our product development efforts. We could become involved in legal challenges, which could consume our management and financial resources and have an adverse effect on our business.

Ethical, legal and social concerns related to the use of genomic information could reduce demand for our genomic tests.

Genomic testing, like our Decipher tests, has raised ethical, legal, and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genomic information or genomic testing or prohibit testing for genetic predisposition to certain conditions. Similarly, these concerns may lead patients to refuse to use genomic tests even if permissible.

Ethical and social concerns may also influence U.S. and foreign patent offices and courts with regard to patent protection for technology relevant to our business. These and other ethical, legal and social concerns may limit market acceptance of our products or reduce the potential markets for our products, either of which could have an adverse effect on our business, financial condition or results of operations.

Our employees, independent contractors, consultants, strategic partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and misuse of proprietary information.

We are exposed to the risk that employees, independent contractors, consultants, commercial partners and vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent failures to: (1) comply with government regulations that are applicable to us; (2) comply with clinical laboratory standards we have established; (3) comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (4) report financial information or data accurately, or disclose unauthorized activities to us. These laws and regulations may impact, among other things, our current as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent misconduct, including fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. It is not always possible to identify and deter employee and other third-party misconduct. The precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against us under these laws or regulations, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Intellectual Property Risks Related to Our Business

If we are unable to obtain and maintain sufficient patent rights for our products or services, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to our technologies, products and services. Our success depends in part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and products.

We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and products that are important to our business. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of diagnostic companies can be uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our products or services in the United States or in other foreign countries.

The patent prosecution process is also expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. We may also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or feasible. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products and services, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our products and services, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors, licensees or partners. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. Further, although we enter into confidentiality agreements with parties who have access to patentable aspects of our research and development programs, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, independent contractors, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection on technology relating to our research programs.

We, independently or together with our licensors, have filed several patent applications covering various aspects of our products and services. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any products and services that we may offer. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product or service under patent protection could be reduced.

Keeping patents and patent applications in force requires the payment of periodic maintenance fees, renewal fees, annuity fees and various other government fees to the USPTO and foreign counterparts over the lifetime of the patents and patent applications. Failure to timely pay these fees or comply with other requirements by us, our licensees or our licensors can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the invention claimed in our owned and licensed patents or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Under the Leahy-Smith America Invents Act, or the AIA, as of March 16, 2013 the United States moved from a “first to invent” system to a “first to file” system. The AIA also includes a number of significant changes that affect the way patent applications are prosecuted and patent litigation, including the ability of any third-party to challenge the validity of our patents through and inter partes review procedure. In general, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

If we are unable to maintain effective proprietary rights for our products or services, we may not be able to compete effectively in our markets.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our products and services that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Although all of our employees and consultants enter into invention assignment agreements with us in the ordinary course of business, and any third parties who have access to our proprietary know-how, information, or technology also enter into confidentiality agreements with us in the ordinary course of business, we cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the U.S. Patent and Trademark Office, or the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products and services. As the biotechnology industry expands and more patents are issued, the risk increases that our products and services may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods for treatment related to the use or manufacture of our products and services. We have conducted analyses of third-party rights with respect to only certain of our products and services, and therefore we do not know whether there are any third-party patents that would impair our ability to commercialize these products and services. We also cannot guarantee that any of our analyses are complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our products and services. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products or services may infringe.

In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of our products or services, the holders of any such patents may be able to block our ability to commercialize such products or services unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products or services. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may not be successful in obtaining or maintaining necessary rights to our products or services through acquisitions and in-licenses.

We currently have rights to the intellectual property, through licenses from third parties and under patents that we own, to develop our products and services. Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, or use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our products or services. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

We sometimes collaborate with U.S. and foreign institutions to accelerate our research or development under written agreements, including license agreements, with these institutions. For example, we are currently party to license agreements with Mayo Foundation for Medical Education and Research, University of Michigan and University of British Columbia. Our rights to use the licensed intellectual property from these and other counterparties and to employ the inventions claimed in patents covered by these licenses are subject to the continuation of, and our compliance with, the terms of the applicable licenses. We are obligated under these licenses to, among other things, pay certain royalties in connection with commercial sales of the licensed products. The term of these licenses generally ends concurrently with the end of our royalty obligations to the applicable counterparty, but in certain circumstances the licenses may be terminated earlier. Termination of any of these licenses could prevent us from producing or selling some or all of our products, and a failure of the licensors to abide by the terms of the licenses or to prevent infringement by third parties could harm our business and negatively impact our market position. Failure of a licensor to abide by the terms of a license or to prevent infringement by third parties could also harm our business and negatively impact our market position.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of that program and our business and financial condition could suffer.

Although we are not currently involved in any litigation, we may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. Although we are not currently involved in any litigation, if we or one of our licensing partners were to initiate legal proceedings against a third-party to enforce a patent covering one of our products or services, the defendant could counterclaim that the patent covering our product or service is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

The AIA brought a number of changes to the U.S. patent system, including many new rules and ramifications for patent holders. Among the most significant were the changes to post-grant proceedings, which are the formal processes offered by the USPTO to challenge a competitor’s patent, or strengthen a patent already granted to a company. These proceedings include:

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Post-grant review, which is a trial-like proceeding at the Patent Trial and Appeal Board to review the patentability of claims on any grounds that can be raised under 35 U.S.C. § 282(b)(2) or (3). The post-grant review became effective on September 16, 2012. With the exception of “covered business method patents,” the post-grant review procedure generally applies to patents subject to the AIA’s first-inventor-to-file provisions, i.e., patents issuing from applications having an effective filing date after March 16, 2013.

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Inter partes review, which replaced the inter partes reexamination option, is a trial-like proceeding to review the patentability of claims, but using only prior art consisting of patents or printed publications. It can be used as an alternative to litigating patent validity in federal District Court. The inter partes review procedure took effect on September 16, 2012, and applies to any patent issued before, on, or after that date.

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Ex parte reexamination, which remained substantially intact after passage of the AIA. An ex parte reexamination can be requested by the patent holder or another party, but the review process itself involves only the USPTO and the patentee. Ex parte reexamination continues to be conducted before a patent examiner, and not the Patent Trial and Appeal Board. The review of a patent is based solely on patents and printed publications.

The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation or adversarial proceedings before the USPTO. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ certain individuals who were previously employed at universities or other biotechnology, pharmaceutical companies, diagnostic and life sciences companies including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, and we are not currently subject to any claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties, we may in the future be subject to such claims. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Although we are not currently subject to any claims challenging the inventorship of our patents or ownership of our intellectual property, we may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products or services. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Developments or uncertainty in patent statutes, patent case law or patent office rules and regulations may impact the validity of our patent rights.

Our patent rights may be affected by developments or uncertainty related to the patent statutes, patent case law or patent office rules and regulations in the United States or other jurisdictions. The patent position of companies engaged in the development and commercialization of diagnostic tests are particularly uncertain. In the recent past, three patent disputes have been decided by the United States Supreme Court involving diagnostic method claims, “gene patents,” and diagnostic analytical tools. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., a case involving patent claims directed to measuring a metabolic product in a patient to optimize a drug dosage amount for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as “administering” or “determining” steps was not enough to transform an otherwise patent ineligible natural phenomenon into patent eligible subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. The Court held that isolated segments of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent eligible subject matter, but that complementary DNA, which is a construct that may be created from RNA transcripts of genes, may be patent eligible. On June 19, 2014, the Supreme Court issued its decision in Alice Corp. v. CLS Bank Int’l, a case involving the patent eligibility of computer-implemented method claims. In Alice, the Supreme Court held that implementation of an otherwise abstract idea on a computer was not enough by itself to make the idea patent-eligible. What remains unclear after Alice is how an abstract idea is defined, which the Court explicitly declined to address. Since the Alice decision, although the courts have issued numerous decisions regarding the subject matter eligibility test, there remains a great deal of uncertainty as to the eligibility of patents involving diagnostic methods and software-based tools, such as proprietary analytical algorithms. In addition, although the USPTO has issued guidance and examples of eligible and ineligible subject matter that can inform decision-making at the USPTO, federal courts are not bound by this guidance.

We cannot assure you that our efforts to seek patent protection for our technology and products will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot predict what impact the Supreme Court’s decisions in Prometheus, Myriad, and Alice may have on the ability of diagnostic companies or other entities to obtain or enforce patents relating to diagnostic methods, tools, or isolated products of nature in the future. The patent- eligibility of diagnostic methods and algorithmic analysis techniques are particularly in flux.

Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally-occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other gene-related patent claims, and we may deem it necessary to defend ourselves against these claims by asserting non-infringement and/or invalidity positions, or pay to obtain a license to these patents. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages and ongoing royalties, and to obtain licenses from third parties, or be subjected to an injunction that would prevent us from utilizing the patented subject matter. We may not be able to obtain these licenses on acceptable terms, if at all. Such outcomes could materially affect our ability to offer our tests and harm our business.

The full impact of these decisions is not yet known and they have created uncertainty around the patent- eligibility of diagnostic tests and methods. The claims of our patent applications may therefore fail to issue, or if they do issue, may subsequently be challenged or invalidated, on the grounds that they include subject matter that is not patent-eligible based on the Supreme Court’s rulings in these cases and the further evolution of case law in this area.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products and services in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United

States, or from selling or importing products or information made or obtained using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

•

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Our collaborators may assert ownership or commercial rights to inventions we develop from our use of the biological materials which they provide to us, or otherwise arising from the collaboration.

We collaborate with several institutions, physicians and researchers in scientific matters. Also, we rely on numerous third parties to provide us with tissue samples that we use to develop tests. If we cannot successfully negotiate sufficient ownership and commercial rights to any inventions that result from our use of a third-party collaborator’s materials, or if disputes arise with respect to the intellectual property developed with the use of a collaborator’s samples, or data developed in a collaborator’s study, we may be limited in our ability to capitalize on the market potential of these inventions or developments.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

Risks Relating to Our Financial Condition and Capital Requirements

Even if this offering is successful, we may need to raise additional capital and if we are unable to do so when needed or on acceptable terms, we may be forced to delay, limit or terminate our product development and commercialization efforts or other operating plans.

To date, we have funded our operations primarily through equity and debt financings and to a lesser extent through revenue generated from the sale of Decipher genomic tests. Based on our current business plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and our anticipated cash flows generated from sales of our products, will be sufficient to meet our anticipated cash required over at least the next        months from the date of this prospectus. We may need to raise capital in the future as and to the extent we:

•	attract, hire and retain qualified personnel;

•

continue to innovate and develop additional products, expand Decipher GRID and conduct our ongoing and new clinical trials to generate the evidence required to support expanded reimbursement of our products;

•	expand our sales territories with our expanded product portfolio, increase our presence, and increase our marketing activities to drive further awareness and adoption of our products;

•	protect and defend our intellectual property;

•	invest in processes, infrastructure and personnel to support the growth of our business; and

•	operate as a public company.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our genomic tests. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than would otherwise be ideal and we may be required to relinquish rights to some of our technologies or genomic tests, or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of one or more products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially adversely affect our business, financial condition and results of operations.

Raising additional funds through debt or equity financing could be dilutive and may cause the market price of our common stock to decline.

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in substantial dilution for our current stockholders and the terms may include liquidation or other preferences that adversely affect the rights of our current stockholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline and existing stockholders may not agree with our financing plans or the terms of such financings. Moreover, the incurrence of debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additional funding may not be available to us on acceptable terms, or at all.

Payments under our loan agreement will reduce our cash and cash equivalents available to fund our operations. In addition, a default under our loan agreement could cause a material adverse effect on our financial position.

In September 2015, we entered into a term loan agreement, as amended from time to time, or the Loan Agreement, with CRG Partners III L.P., CRG Partners III–Parallel Fund “A” L.P., and CRG Partners III (Cayman) L.P., which we collectively refer to as CRG. Under the terms of the Loan Agreement, we have borrowed term loans in an aggregate principal amount of $32.0 million. The loan, which is secured by a lien covering substantially all of our assets, excluding certain assets held by Decipher Corp., our wholly-owned Delaware subsidiary, requires us to make quarterly payments of accrued interest. As long as we are not in default under the Loan Agreement, we may defer up to 5.0% per annum of the interest payment, or PIK Interest, which is added to the principal balance. Upon maturity or the date the loan becomes due and payable for any other reason, we will be responsible for making a 12.0% back-end payment on the aggregate principal amount of the term loan (excluding PIK Interest). Payments under the loan could result in a significant reduction of our cash and cash equivalents.

We are required to satisfy certain reporting covenants and to comply with certain affirmative and restrictive covenants, including covenants regarding delivery of financial statements, notice of material events, maintenance of property, payment of taxes, maintenance of insurance, dispositions of property, business combinations or acquisitions, incurrence of additional indebtedness and transactions with affiliates, among other customary covenants under the Loan Agreement. In addition, we are subject to financial covenants, including a minimum annual revenue covenant. Pursuant to this covenant, we are required to have revenue of $30.0 million in 2020 and $36.0 million in 2021 and each annual period thereafter during the term of the Loan Agreement. Upon the occurrence of certain events of default, including but not limited to the failure by us to satisfy our payment obligations under the Loan Agreement, the failure by us to satisfy minimum annual revenue covenant, and the breach of certain of our other covenants under the Loan Agreement, CRG could proceed against the collateral granted to it to secure our indebtedness and/or declare all obligations under the Loan Agreement to be due and payable, including a prepayment premium equal to 1% of the aggregate outstanding principal amount being repaid, if such declaration is made prior to maturity. In certain circumstances, procedures by CRG could result in a loss by us of all of our equipment and inventory, which are included in the collateral granted to CRG. If any indebtedness under the Loan Agreement were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness. In addition, upon any distribution of assets pursuant to any liquidation, insolvency, dissolution, reorganization or similar proceeding, the holders of secured indebtedness will be entitled to receive payment in full from the proceeds of the collateral securing our secured indebtedness before the holders of other indebtedness or our common stock will be entitled to receive any distribution with respect thereto.

If we enter into additional debt or credit financing arrangements with the consent of our existing lenders, the terms of such additional debt or credit arrangements could further restrict our operating and financial flexibility. In the event we must cease operations and liquidate our assets, the rights of our existing lenders and any other holder of our outstanding debt would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

U.S. generally accepted accounting principles, or GAAP, is subject to interpretation by the Financial Accounting Standards Board, the Securities and Exchange Commission, or the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. For example, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition” and in Note 1 to our consolidated financial statements, we recently adopted the revenue recognition standard under ASC 606 which superseded previous revenue recognition guidance applicable to us. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

The TCJA enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to the TCJA may affect us, and certain aspects of the TCJA could be repealed or modified in future legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings and the deductibility of expenses under the TCJA or future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years and could increase our future U.S. tax expense. The foregoing items, as well as any other future changes in tax laws, could have a material adverse effect on our business, cash flow, financial condition or results of operations. In addition, it is uncertain if and to what extent various states will conform to the TCJA or any newly enacted federal tax legislation.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2019, we had U.S. federal and Canadian net operating loss, or NOL, carryforwards of approximately $44.2 million and $72.7 million, respectively. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. Under the TCJA, U.S. federal NOLs incurred in 2018 and later years may be carried forward indefinitely, but our ability to utilize such U.S. federal NOLs losses to offset taxable income is limited to 80% of the current-year taxable income. It is uncertain if and to what extent various U.S. states will conform to the TCJA. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of U.S. state law, if a corporation undergoes an “ownership change” (which is generally defined as a greater than 50 percentage points change (by value) in its equity ownership over a rolling three-year period), the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We have not determined whether we have experienced Section 382 ownership changes in the past and if a portion of our NOLs is therefore subject to an annual limitation under Section 382. We may experience ownership changes as a result of subsequent changes in our stock ownership, including this offering, some of which may be outside of our control. In addition, under the rules of the Canadian Income Tax Act, utilization of our Canadian NOL carryforwards may be subject to limitation if we are considered to not have business continuity, among other tests, in the future taxation year when the Canadian NOL carryforwards are applied. We have not yet performed an analysis to determine how much, if any, of our Canadian NOL carryforwards would be available to be utilized in the future. If our ability to use our NOL carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Risks Relating to this Offering and Ownership of our Common stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your common stock.

Prior to this offering there has been no public market for our common stock. Although we have applied to list our common stock on the Nasdaq Global Market, or Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our common stock as consideration.

We expect that the trading price of our common stock will fluctuate significantly and investors may not be able to resell their shares at or above the initial public offering price.

The trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price, if at all. The market price for our common stock may be influenced by many factors, including:

•	progress, or lack of progress, in developing and commercializing our current genomic tests and our planned future genomic tests;

•	favorable or unfavorable decisions about our tests from government regulators, insurance companies and other payors;

•	our ability to recruit and retain qualified research and development personnel;

•	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business;

•	changes in our relationship with key collaborators;

•	changes in the market valuation or earnings of our competitors or companies viewed as similar to us;

•	changes in key personnel;

•	depth of the trading market in our common stock;

•	termination of the lock-up agreements or other restrictions on the ability of our existing stockholders to sell shares after this offering;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the granting or exercise of employee stock options or other equity awards;

•	realization of any of the risks described under this section titled “Risk Factors”; and

•	general market and economic conditions.

In addition, the stock market in general, and Nasdaq and the diagnostics industry in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our shares of common stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the Loan Agreement with CRG contains restrictions on our ability to declare and pay cash dividends on our capital stock. Any return to stockholders will therefore be limited to the appreciation of their shares.

Our principal stockholders and management own a significant percentage of our shares and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, and 5% or greater stockholders beneficially owned approximately 75.9% of our voting shares as of December 31, 2019, and, upon the closing of this offering, that same group will hold approximately         % of our outstanding voting shares (assuming no exercise of the underwriters’ option to purchase additional shares) in each case based on the initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus). The previously discussed ownership percentage upon the closing of this offering does not reflect the potential purchase of any shares in this offering by such persons. Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $        per share, based on the initial public offering price of $        per share. Further, investors purchasing common stock in this offering will contribute approximately         % of the total amount invested by stockholders since our inception, but will own only approximately         % of the common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to                 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that our board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then-outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chair of our board of directors, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Further, our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine; provided, that this Delaware forum provision set forth in our amended and restated certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five full fiscal years following this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to use this extended transition period until the earlier of the date we (i) are no longer an emerging growth company or (ii)

affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We previously identified a material weakness in our internal control over financial reporting. If our internal control over financial reporting is not effective, we may not be able to accurately report our financial results or file our future periodic reports in a timely manner, which may cause adverse effects on our business and may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the audit of our financial statements for the year ended December 31, 2018, we concluded there was a material weakness in our internal control over financial reporting. However, as of December 31, 2019, we concluded that the material weakness had been remediated. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness in 2018 related to a lack of (i) personnel with appropriate knowledge, experience and training commensurate with accounting and reporting requirements and (ii) appropriately designed and implemented controls to evaluate redeemable convertible preferred stock, and resulted in certain material corrections to the financial statements. To remediate the material weakness, we implemented measures designed to improve our internal control over financial reporting, including retaining SEC compliance and technical accounting consultants.

If we are unable to successfully identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, a material misstatement in our financial statements could occur, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, which may adversely affect our business and our stock price may decline as a result.

In addition, following the completion of this offering, we will be required to expend significant time and resources to further improve our internal control over financial reporting, including by further expanding our finance and accounting staff to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act. If we fail to adequately staff our accounting and finance function or fail to maintain adequate internal control over financial reporting, any new or recurring material weaknesses could prevent our management from concluding our internal control over financial reporting is effective and impair our ability to prevent material misstatements in our financial statements, which could cause our business to suffer.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Sales of a substantial number of our common stock by our existing stockholders in the public market could cause our share price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on common stock outstanding as of December 31, 2019, upon the closing of this offering we will have outstanding a total of                shares of common stock. Of these shares, only the common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. Evercore Group L.L.C. and Wells Fargo Securities, LLC, however, may, in their sole discretion, permit our officers, directors and other securityholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. In addition, common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of                  shares of common stock as of December 31, 2019 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales.

These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to the 2020 Plan, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. Subject to the terms of the 2020 Plan, our board of directors or the authorized committee thereof, referred to herein as the plan administrator, is also authorized to modify outstanding awards under the 2020 Plan. The plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant. Stockholder approval for such repricing is not required. Following this offering,                  shares of our common stock (plus the number of shares (not to exceed                shares) reserved for issuance under the 2018 Plan at the time the 2020 Plan becomes effective and any common stock underlying outstanding share awards that were granted under the Prior Plans that are forfeited, terminate, expire or are otherwise not issued) will be authorized for issuance pursuant to such equity-based awards. The number of shares available for future grant under the 2020 Plan will automatically increase on January 1 of each year by         % of the total number of our common stock outstanding on December 31 of the preceding calendar year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Pursuant to the ESPP, following this offering shares of our common stock will be authorized for issuance pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of our common stock reserved for issuance under the ESPP will automatically increase on January 1 of each calendar year by the lesser of 1% of the total number of our common stock outstanding on December 31 of the preceding calendar year and                 shares, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2020 Plan and ESPP each year. Increases in the number of shares available for future grant or purchase may result in additional dilution, which could cause the price of our common stock to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering to continue and expand our product development and commercialization activities and for general corporate purpose. The failure by our management to apply these funds effectively could harm our business.

Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest- bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our share price to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to successfully commercialize our current and future products;

•	the rate and degree of market acceptance of our genomic tests, including their potential to be integrated as the standard of care;

•	our plans and ability to successfully leverage Decipher GRID to expand the depth and breadth of our relationships with pharmaceutical companies and expand our portfolio of innovative products;

•	our ability to pursue our business strategy successfully;

•	our ability to fund our working capital requirements;

•	our ability to obtain and maintain coverage and adequate reimbursement from governmental and other payors for our products;

•	our ability to obtain and maintain inclusion of our products in clinical practice guidelines;

•	changes in laws or regulations applicable to our business, including potential regulation by the FDA;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to obtain and maintain intellectual property protection for our products and product candidates;

•	our ability to expand the indications for our existing genomic tests in prostate cancer and develop and successfully commercialize additional products;

•	our ability to retain and recruit key personnel;

•	our use of proceeds from this offering;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND OTHER INDUSTRY DATA

Unless otherwise indicated, market data and certain industry forecasts used throughout this prospectus were obtained from various sources, including internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. In some cases, we do not expressly refer to the sources from which this data is derived. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. This information involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in above, in the section titled “Risk Factors,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                million (or approximately $                million if the underwriters exercise in full their option to purchase up to                additional shares of common stock), based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares of common stock we are offering, would increase (decrease) the net proceeds to us by approximately $                million, assuming the assumed initial public offering price of $                per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, establish a public market for our common stock and to facilitate future access to the public equity markets by us, our employees and our stockholders, obtain additional capital to support our operations and increase our visibility in the marketplace.

We currently intend to use the net proceeds from this offering as follows:

•

approximately $                million to repay a portion of the aggregate principal amount outstanding under the Loan Agreement, and to pay accrued interest on such outstanding principal amount as well as related back-end and loan prepayment fees (described in greater detail below); and

•	the remainder for working capital and other general corporate purposes, including commercial expansion and clinical trial costs.

We may also use a portion of the net proceeds from this offering to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

As noted above, we will use a portion of the net proceeds from this offering to (i) repay $                million of the approximately $32.0 million aggregate principal amount outstanding (excluding PIK Interest (as defined below)) under our Term Loan Agreement, dated as of September 23, 2015, by and among us, the subsidiary guarantors party thereto from time to time, CRG Partners III L.P. and certain of its affiliates, as lenders, and CRG Partners III L.P., as agent, or the Loan Agreement; (ii) pay approximately $                million of accrued interest on such outstanding principal amount; (iii) pay approximately $                million for a related back-end fee (equal to 12.0% of the principal amount being prepaid, excluding PIK Interest); and (iv) pay approximately $                million for a related loan prepayment fee (equal to 1.0% of the principal amount being prepaid) (in each case, assuming a payment date of                , 2020). The outstanding term loan accrues interest at a rate of 13.0% per annum, payable on a quarterly basis, and has a maturity date of June 30, 2021, with such maturity date to be automatically extended to December 31, 2021 in connection with the closing of this offering. In addition, so long as we are not in default under the Loan Agreement, we may defer up to 5.0% per annum of the interest payment, or PIK Interest, which is added to the principal balance. CRG is a beneficial owner of more than 5% of our capital stock as described in the section titled “Certain Relationships and Related Party Transactions—Term Loan Agreement.”

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Further, due to the uncertainties inherent in the development and commercialization of urologic genomic tests, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes, other than with respect to the payments associated with the Loan Agreement described above.

Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. The amounts and timing of our expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business, reimbursement and the results of our research and development efforts.

Although it is difficult to predict future liquidity requirements, based on our current business plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and our anticipated cash flows generated from sales of our products, will be sufficient to meet our anticipated cash required over at least the next        months from the date of this prospectus. We may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, contractual restrictions, general business conditions, our future prospects and other factors that our board of directors may deem relevant. In addition, the terms of the Loan Agreement restrict our ability to pay dividends without the prior written consent of CRG Partners III L.P. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2019 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 35,841,567 shares of common stock, and the resultant reclassification of the carrying value of our redeemable convertible preferred stock to permanent equity, in connection with the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above, (ii) the issuance and sale of                shares of our common stock in this offering at the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) $                million of the net proceeds from this offering used to repay a portion of the aggregate principal amount outstanding under the Loan Agreement, and to pay accrued interest on such outstanding principal amount as well as related back-end, loan prepayment fees and the resultant charges, including the write-off of the proportionate unamortized debt issuance costs (for additional details, see the section titled “Use of Proceeds”).

You should read this information together with the sections titled “Selected Consolidated Financial and Other Data,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2019
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
		(unaudited)
Cash and cash equivalents	$4,542	$		$

Capitalization:
Long-term debt – related party, net of debt discount	35,930
Redeemable convertible preferred stock, $0.0001 par value per share; 43,494,842 shares authorized, 35,841,567 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	29,821		—		—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—		—		—
Common stock, $0.0001 par value per share; 52,000,000 shares authorized, 2,241,619 shares issued and outstanding, actual; shares authorized, 38,083,186 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	2,767
Accumulated other comprehensive income	308
Accumulated deficit	(61,838)

Total stockholders’ equity (deficit)	(58,763)

Total capitalization	$6,988	$		$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares we are offering at the assumed initial public offering price of $                share would increase (decrease) the pro forma as adjusted amounts of each of our cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $                million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes, as of December 31, 2019, the following:

•	6,004,414 shares of our common stock issuable upon the exercise of outstanding stock options, with a weighted-average exercise price of $0.82 per share;

•	4,375 shares of our common stock issuable upon the exercise of a warrant outstanding, with an exercise price of $13.71 per share;

•

167,500 shares of our common stock issuable upon the exercise of a warrant outstanding, with an exercise price of $11.40 per share, which warrant will terminate pursuant to its terms upon the closing of this offering unless previously exercised;

•

                shares of our common stock reserved for future issuance under the 2020 Plan, including                shares of common stock reserved for issuance under the 2018 Plan, which shares will be added to the 2020 Plan upon its effectiveness, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

                shares of our common stock reserved for future issuance under the ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2019, our historical net tangible book value (deficit) was $(58.8) million, or $(26.2) per share of our common stock, based on 2,241,619 shares of common stock outstanding as of such date. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the total number of shares of common stock outstanding at December 31, 2019.

After giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into 35,841,567 shares of common stock and the resultant reclassification of the carrying value of our redeemable convertible preferred stock to permanent equity in connection with the closing of this offering, our pro forma net tangible book value as of December 31, 2019 would have been approximately $                million, or approximately $            per share of our common stock.

After giving further effect to (i) the sale of                shares of our common stock that we are offering at the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) $                million of the net proceeds from this offering used to repay a portion of the aggregate principal amount outstanding under our Loan Agreement, and to pay accrued interest on such outstanding principal amount as well as related back-end, loan prepayment fees and the resultant charges, including the write-off of the proportionate unamortized debt issuance costs (for additional details, see the section titled “Use of Proceeds”), our pro forma as adjusted net tangible book value as of December 31, 2019 would have been $        million, or approximately $            per share. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $            per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share at December 31, 2019, before giving effect to this offering	$(26.2)

Pro forma increase in historical net tangible book value per share attributable to conversion of all outstanding shares of redeemable convertible preferred stock and related transactions described above

Pro forma net tangible book value per share at December 31, 2019, before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by

approximately $            , and dilution in pro forma net tangible book value per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each 1.0 million share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $        and decrease the dilution to investors participating in this offering by approximately $        per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each 1.0 million share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $        and increase the dilution to investors participating in this offering by approximately $        per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase                 additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $        per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $        per share and the dilution per share to new investors would be $        per share, in each case assuming an initial public offering price of $        per share.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2019, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $            per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering							$

Total		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of the total consideration paid by new investors and the total consideration paid by all stockholders by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of the total consideration paid by investors participating in this

offering and the total consideration paid by all stockholders by approximately $            million, assuming the assumed initial public offering price of $            per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations exclude:

•	6,004,414 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2019, with a weighted-average exercise price of $0.82 per share;

•	4,375 shares of our common stock issuable upon the exercise of a warrant outstanding as of December 31, 2019, with an exercise price of $13.71 per share;

•

167,500 shares of our common stock issuable upon the exercise of a warrant outstanding as of December 31, 2019, with an exercise price of $11.40 per share, which warrant will terminate pursuant to its terms upon the closing of this offering unless previously exercised;

•

                shares of our common stock reserved for future issuance under the 2020 Plan, including                shares of common stock reserved for issuance under the 2018 Plan, which shares will be added to the 2020 Plan upon its effectiveness, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•

                shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial data and other data as of, and for the periods ended on, the dates indicated. We have derived the selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus. You should read the selected consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

	Year Ended December 31,
	2018	2019
	(in thousands, except share, per share and other data)
Consolidated Statements of Operations Data:
Revenue:
Genomic testing	$10,660	$15,968
Other	1,411	556

Total revenue	12,071	16,524

Costs and operating expenses:
Cost of revenue(1)	10,886	9,367
Research and development(1)	2,961	3,599
Sales and marketing(1)	10,906	10,203
General and administrative(1)	7,574	6,641
Legal settlement	2,551	—

Total costs and operating expenses	34,878	29,810

Loss from operations	(22,807)	(13,286)
Other income (expense), net:
Interest income	8	54
Interest expense on long-term debt – related party	(4,233)	(4,632)
Interest expense and settlement of convertible promissory notes	(3,768)	(1,561)
Revaluation of warrants and embedded derivative liabilities	843	721
Other income (expense), net	45	247

Total other income (expense), net	(7,105)	(5,171)

Loss before income tax	(29,912)	(18,457)
Tax expense (benefit)	25	(6)

Net loss and comprehensive loss	(29,937)	(18,451)
Accretion to redemption value of redeemable convertible preferred stock	(4,982)	(395)
Accruing dividends on redeemable convertible preferred stock with carrying value in excess of redemption value	(731)	(2,063)
Deemed dividend on redeemable convertible preferred stock issuances	—	(2,026)
Gain on extinguishment of redeemable convertible preferred stock	16,700	103,523
Net income allocable to preferred stockholders	—	(75,284)

Net income (loss) attributable to common stockholders	$(18,950)	$5,304

	Year Ended December 31,
	2018	2019
	(in thousands, except share, per share and other data)
Net income (loss) per share attributable to common stockholders(2):
Basic	$(10.64)	$2.48

Diluted	$(10.64)	$(0.57)

Weighted-average shares of common stock outstanding(2):
Basic	1,780,497	2,138,072

Diluted	1,780,497	32,483,381

Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)(2)		$

Pro forma weighted-average shares of common stock outstanding – basic and diluted (unaudited)(2)

Other Data:
Genomic testing volume(3)	10,655	11,538

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Cost of revenue	$8	$44
Research and development	109	273
Sales and marketing	80	185
General and administrative	248	432

Total	$445	$934

(2)   See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute historical and pro forma basic and diluted net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

(3)   Genomic testing volume represents the total number of genomic test results delivered to ordering physicians and pharmaceutical customers.

	As of December 31,
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,276	$4,542
Total assets	8,345	19,291
Working capital (deficit)(1)	(33,765)	2,174
Long-term debt – related party, net of debt discount	28,782	35,930
Redeemable convertible preferred stock	110,135	29,821
Accumulated deficit	(147,567)	(61,838)
Total stockholders’ equity (deficit)	(144,121)	(58,763)

(1)

Working capital is calculated as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes and other financial information included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projection. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a commercial-stage precision oncology company committed to improving patient care, initially focused on urologic cancer. Our novel prostate cancer genomic testing products, Decipher Biopsy and Decipher RP, provide valuable information about the underlying biology of a patient’s tumor, assisting physicians in their selection of an optimal therapy. Our differentiated approach measures the biological activity of a patient’s entire tumor genome, known as whole transcriptome analysis, and applies proprietary machine learning algorithms to help physicians improve therapy selection and accelerate adoption of new therapies into the standard of care. Collectively, our genomic tests have been used by more than 3,200 urologists and radiation oncologists, and at all 28 NCCN centers in the United States. Our prostate cancer products are covered by Medicare in five clinical indications with coverage for an additional four indications expected in 2020. Our whole transcriptome analysis of clinical patient samples from our commercial channel and our participation in practice-changing clinical trials has allowed us to build and expand Decipher GRID, one of the largest and well-annotated urologic cancer genomic databases in the world. Decipher GRID is our proprietary engine that drives product development for us and our pharmaceutical customers.

We have developed a suite of products to guide therapy selection across the prostate cancer care continuum that align with NCCN guidelines. The timeline of our product portfolio is summarized below:

In 2015, we launched our first commercial product, Decipher RP, for use in the adjuvant setting. We expanded into biopsy and launched our first two Decipher Biopsy products in May 2019 covering the Very Low and Low NCCN risk groups and our second two Decipher Biopsy products in January 2020 covering the Favorable Intermediate and Unfavorable Intermediate NCCN risk groups. We have processed over 85,000 samples since inception. Our genomic testing volume grew 8% to 11,538 tests in 2019 from 10,655 tests in 2018.

We market our products primarily to urologists and radiation oncologists in the United States, as well as to pharmaceutical companies for use in their clinical trials and product development. The ordering physicians are not responsible for payment for our tests, which are paid for by third-party payors, including Medicare and commercial payors, and to a small extent, patients who self-pay. We have Medicare coverage pursuant to LCDs with Noridian providing Medicare reimbursement for our currently marketed Decipher RP and Decipher Biopsy Very Low, Low, Favorable Intermediate and Unfavorable Intermediate tests. We received draft Medicare coverage in August 2019 for High and Very High, as well as LN+, and salvage therapy, for which we expect final Medicare coverage in 2020. Once we receive final coverage determinations for these additional four products, our genomic tests will cover all Medicare beneficiaries for primary, adjuvant and salvage therapy decisions.

In August 2019, we initiated a sales expansion strategy to grow our sales force from 12 sales representatives to approximately 25 by the end of 2020. As of December 31, 2019, we had 17 sales representatives covering 17 sales territories across the United States, which are specifically aligned with the high-volume surgeons and radiation oncologists. The number of sales representatives and the number of genomic test results we generate are key indicators that we use to assess our business. We also market our products to pharmaceutical companies through our business development team, which promotes the use of Decipher test results and Decipher GRID to assist in stratifying patient populations in pharmaceutical clinical trials and drug development.

We perform all Decipher tests in our 28,400 square foot facility located in San Diego, California. The laboratory at this facility is CAP-accredited, CLIA-certified, New York State DOH-permitted and licensed in many states, including California, Florida, Maryland, Pennsylvania and Rhode Island.

The laboratory is staffed by a full-time team of laboratory technicians, histologists, automation engineers, clinical laboratory scientists, a board-certified pathologist, a medical and laboratory director and quality management personnel. We estimate that our current annual sample processing capacity of the lab is approximately 14,000. We have initiated the process of automating portions of assay workflow, the results of which are expected to increase annual processing capacity by 6,000 samples by the end of 2020. We believe this is sufficient capacity to accommodate our next 12 months of growth; however, we may need to add additional laboratory personnel beyond that time.

Since our inception in 2008, we have devoted substantially all of our resources to research, development, clinical trials, reimbursement, raising capital and commercialization activities for our products and have funded our operations primarily through the sale of our equity securities, convertible promissory notes and borrowings under the Loan Agreement with CRG. We generated total revenue of $12.1 million and $16.5 million for the years ended December 31, 2018 and 2019, respectively, and incurred net losses of $29.9 million and $18.5 million, respectively, during those periods. Although our revenue has increased sequentially year-over-year, we have never been profitable and, as of December 31, 2019, we had an accumulated deficit of $61.8 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future to support the growth of our business, as well as incur additional costs associated with being a public company.

Factors Affecting Our Performance

We believe there are several critical factors that have impacted and that we expect will continue to impact our operating performance and results of operations. While many of these factors present significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address many of the factors below is subject to various risks and uncertainties, including those described in the section titled “Risk Factors.”

Ability to Attract New Ordering Physicians and Increase Our Penetration with Existing Physicians. While our overall genomic test volume has grown from 2018 to 2019, continued revenue growth for our products will depend on our ability to continue to expand our base of ordering physicians and increase our penetration with existing physician customers. In August 2019, we initiated a sales expansion strategy to grow our sales team from 12 sales representatives to approximately 25 by the end of 2020. As of December 31, 2019, our sales team consisted of 17 sales representatives. Our sales territories are specifically aligned with the high-volume surgeons and radiation oncologists within the United States. As we continue to hire new sales representatives, we expect generally to have a three quarter ramp for each new representative, as they gain experience to sell our tests and build their physician customer base.

Reimbursement for Genomic Testing from Third-Party Payors. The substantial majority of revenue for our products is reimbursement from third-party payors, which includes government payors such as Medicare, and commercial payors such as insurance companies. To date, we have obtained Medicare coverage and limited reimbursement coverage from third-party commercial payors for our currently marketed products. Payor mix has the potential to significantly affect our results of operations, as the average price between different groups of payors is generally subject to greater variability. Our revenue growth depends significantly on achieving broad coverage and reimbursement. Payors require extensive evidence of clinical utility, clinical validity, patient outcomes and health economic benefits to support reimbursement. As we continue to develop this supporting clinical evidence, we anticipate our commercial insurance coverage will increase over time. By the end of 2020, we plan to have Medicare reimbursement for a total of nine products. We are also actively working to expand the commercial payors that cover our product offerings.

As part of our effort to develop supporting clinical evidence to obtain Medicare coverage for Decipher Biopsy Very Low, Low and Favorable Intermediate indications, we processed and delivered results for these tests in 2018 and 2019 prior to receiving Medicare coverage. Ultimately, Medicare coverage was not received for Decipher Biopsy Very Low and Low until May 2019, and Medicare coverage for Decipher Biopsy Favorable Intermediate was received in January 2020. Medicare represented 29% and 31% of our overall genomic testing volume in 2018 and 2019, respectively, of which 13% and 12%, respectively, represented Decipher Biopsy tests for patients covered by Medicare in each case prior to our LCDs becoming effective. As a result of processing these tests that were not covered by Medicare, we incurred substantial costs with minimal associated revenue related to these tests. These costs, combined with low commercial third-party payor reimbursement, resulted in a negative overall gross margin until the second quarter of 2019. The LCD we received in May 2019 for Decipher Biopsy Very Low and Low contributed to an overall positive gross margin, which we believe could be further improved with the effectiveness of the LCD for Decipher Biopsy Favorable Intermediate in January 2020. Beginning in the first quarter of 2020, we expect that our revenue per test will increase considerably, because for the first time we will be reimbursed for substantially all tests delivered on behalf of patients with Medicare.

Ability to Attract New Pharmaceutical Customers and Expand Relationships with Our Existing Pharmaceutical Customers. We have existing partnerships with several large multi-national pharmaceutical companies. Our business development team promotes the broad utility of our products both domestically and internationally. Our revenue and business opportunities depend in part on our ability to attract new pharmaceutical customers and to maintain and expand relationships with our existing pharmaceutical customers.

If we are successful developing relationships with pharmaceutical companies, we believe we may have opportunities to offer our tests and Decipher GRID for companion diagnostic development, clinical trial design, novel target discovery and validation, and to grow into other commercial opportunities. We believe our raw genomic data, in combination with our clinical outcomes and claims data, has revenue-generating potential, including for novel target identification or clinical trial design.

The timing and size of sample shipments from pharmaceutical customers are often variable depending on the retrospective versus prospective nature of the underlying sample cohorts. Since sample shipments can be large, and are often received from a third-party holding facility, the timing of arrival can be difficult to predict over the short term. Although our long-term performance is not affected, we do see quarter-to-quarter volatility in our revenue from pharmaceutical customers due to these factors. Samples arriving later than expected may not be processed in the planned quarter and therefore may result in revenue the following quarter. Since many of our customers request defined turnaround times, we employ project managers to coordinate and manage the complex process from sample receipt to genomic data generation to delivery of results.

Product Innovation and Investment to Support Commercial Growth. Introducing innovative and transformative products to the marketplace has been a cornerstone of our competitive advantage and is critical for our future success. We believe that we are uniquely positioned to be able to support testing for all localized prostate cancer patients. We are collaborating with investigators from the National Cancer Institute as well as academic cancer centers such as the University of Michigan, UCSF, UCI, and Thomas Jefferson University, to support the utility of our products. We believe this work is critical to garnering support from KOLs and accelerating customer adoption and we expect our investments in these efforts to increase. The timing of these research and development activities is difficult to predict, and the related expenses may vary significantly by quarter. We expect to increase our research and development expense with the goal of developing further utility studies for our existing products as well as developing new products.

Financial Overview

Revenue

We derive our revenue primarily from genomic testing and, to a much lesser degree, other revenue. The following descriptions relate to our revenue recognition under Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, upon adoption on January 1, 2019. Prior to its adoption, we recognized revenue under ASC Topic 605. See Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Genomic Testing. Genomic testing revenue is generated from the sale of genomic testing products to physicians and pharmaceutical customers.

Under ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. To determine revenue recognition for the arrangements we determine are within the scope of ASC Topic 606, we perform the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The estimated uncollectible amounts that were classified as bad debt expense under ASC Topic 605 are generally considered implicit price concessions under ASC Topic 606 that are a direct reduction to accounts receivable rather than allowance for doubtful accounts.

The majority of our revenue has been derived from the sale of genomic testing products. We estimate the transaction price for our genomic testing products at the amount of consideration we expect to be entitled to receive in exchange for providing services, based on our historical collection experience, using a portfolio approach as a practical expedient to account for patient contracts as collective groups rather than individually. We monitor our estimates of transaction price to depict conditions that exist at each reporting date. If we subsequently determine that we will collect more consideration than originally estimated for a contract with a patient, we will account for the change as an increase in the estimate of the transaction price in the period identified. Similarly, if we subsequently determine that the amount we expect to collect from a patient is less than originally estimated, we will generally account for the change as a decrease in the estimate of the transaction price in the period identified.

Our performance obligations are satisfied at the point in time when genomic testing results are delivered. For customers with whom we have a contract as defined in ASC Topic 606, we recognize revenue upon delivery of the genomic testing results, at the amount of consideration to which we expect to be entitled, or an Accrual

Basis. For customers with whom we have delivered genomic testing results but do not have a contract as defined in ASC Topic 606, we recognize revenue when we receive the related consideration, or a Cash Basis. Under ASC Topic 606, we generally recognize revenue from Medicare, select commercial payors and pharmaceutical customers on an Accrual Basis. Substantially all of our revenue from commercial payors are currently recognized on a Cash Basis as it is not probable that we will collect substantially all of the consideration to which we are entitled.

Genomic testing revenue from our pharmaceutical customers can vary over time as different trials start, progress, and complete.

The following table sets forth the genomic testing revenue recognized for the periods presented. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,
	2018	2019
Medicare	$3,584	$7,823
Commercial payors	3,425	5,248
Patients	414	790
Pharmaceutical customers	3,237	2,107

Total genomic testing revenue	$10,660	$15,968

	Year Ended December 31,
	2018	2019
Genomic testing revenue – cash basis	$3,521	$5,812
Genomic testing revenue – accrual basis	7,139	10,156

Total genomic testing revenue	$10,660	$15,968

Effective January 1, 2019, we began recognizing revenue in accordance with the provisions of ASC Topic 606, using the modified retrospective method, which applies the new standard prospectively and therefore does not impact prior years’ reported revenue. The adoption of ASC 606 did not result in a material change in revenue for the year ended December 31, 2019.

Other Revenue. Other revenue in 2018 and 2019 was primarily related to commissions paid to us by a third-party utilizing our commercial sales force to sell their complementary product into physician offices. We terminated the agreement in May 2019 and do not anticipate any meaningful revenue related to that contract on a go forward basis. To the extent we enter into contracts for services other than genomic testing with pharmaceutical customers, our other revenue may increase in future periods.

Cost and Operating Expenses

Cost of Revenue. Cost of revenue includes the cost of materials, personnel-related expenses (comprised of salaries and bonuses, benefits and stock-based compensation), shipping and handling, royalties, equipment and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are recorded as expense, regardless of the timing of revenue recognition. As such, cost of revenue and related volume does not always trend in the same direction as revenue recognition and related volume. Royalties for licensed technology are calculated as a percentage of revenue generated using the associated technology and recorded as expense at the time the related revenue is recognized (for additional details, see the section titled “Business—License Agreements” and Note 4 to our consolidated financial statements included elsewhere in this prospectus).

We expect that our cost of revenue will continue to increase in absolute dollars as we grow test volume. However, we expect that the cost per sample will modestly decrease over the long term due to the efficiencies we may gain due to economies of scale from improved utilization of our capacity associated with volume increases, automation and other engineering initiatives.

Research and Development. Research and development expenses consist of costs incurred for the development of our products. These expenses consist primarily of payroll and personnel costs (comprised of salaries and bonuses, benefits and stock-based compensation), reagents and supplies, clinical studies, outside services and allocated overhead, including depreciation of laboratory equipment, facility occupancy and information technology costs. We also include in research and development expenses the costs associated with automation workflow development activities to support laboratory scaling and workflow. We expense our research and development expenses in the period in which they are incurred.

We expect that our research and development expenses will continue to increase in absolute dollars as we continue to develop additional products, expand Decipher GRID and conduct or support ongoing and new clinical trials. However, we expect that these expenses will decrease modestly as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Sales and Marketing. Our sales and marketing expenses are expensed as incurred and include costs associated with our sales organization, including our direct clinical sales force and sales management, medical affairs, client services, marketing and reimbursement, as well as business development personnel who are focused on our pharmaceutical customers. These expenses consist primarily of payroll and personnel costs (comprised of salaries and bonuses, commissions, benefits and stock-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

We expect that our sales and marketing expenses will continue to increase in absolute dollars as we increase our sales personnel and increase our marketing activities to drive further awareness and adoption of our products. However, we expect that these expenses will decrease modestly as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

General and Administrative. Our general and administrative expenses include costs for our executive, accounting and finance, legal, billing and human resources functions. These expenses consist primarily of payroll and personnel costs (comprised of salaries and bonuses, benefits and stock-based compensation), travel, as well as professional services fees such as consulting, accounting, legal, general corporate costs and allocated overhead costs.

We expect that our general and administrative expenses will continue to increase in absolute dollars primarily due to increased headcount and costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, tax, maintaining compliance with exchange listing and requirements of the SEC, director and officer insurance and investor relations.

Legal Settlement. In December 2018, we reached an agreement with the Department of Justice, OIG, the California Department of Insurance and the qui tam relators to resolve a matter in connection with an investigation into possible false or otherwise improper claims submitted for payment under Title XVIII (Medicare) and Title XIX (Medicaid) of the Social Security Act through payments of $2.0 million to the United States and $0.6 million to the State of California, plus attorney fees and expenses totaling $0.1 million, and without any admission of liability or ongoing obligations. In February 2019, we made all settlement payments.

Other Income (Expense), Net

Interest Income. Interest income consists primarily of interest earned on our money market account. Our interest income has not been significant to date, but we expect interest income to increase as we invest the net proceeds from this offering.

Interest Expense on Long-Term Debt – Related Party. Interest expense on long-term debt – related party consists primarily of cash and non-cash interest on borrowings under our Loan Agreement. We intend to use a portion of the net proceeds from this offering to repay, prior to the contractual maturity date, a portion of the aggregate principal amount outstanding under our Loan Agreement, and to pay accrued interest on such outstanding principal amount as well as related back-end, loan prepayment fees and the resultant charges, including the write-off of the proportionate unamortized debt issuance costs (for additional details, see the section titled “Use of Proceeds”). We anticipate such payment will result in a decrease in our interest expense following the completion of this offering.

Interest Expense and Settlement of Convertible Promissory Notes. Interest expense and settlement of convertible promissory notes consists primarily of cash and non-cash interest and settlements related to the various convertible promissory notes we issued during 2017, 2018 and 2019. As of March 29, 2019, all of our convertible promissory notes had converted into our redeemable convertible preferred stock.

Revaluation of Warrants and Embedded Derivative Liabilities. We have issued freestanding warrants to purchase shares of our convertible preferred stock. We classify our outstanding warrants to purchase shares of our redeemable convertible preferred stock as liabilities on our balance sheet at their estimated fair value since the underlying redeemable convertible preferred stock is classified as temporary equity. At the end of each reporting period, changes in the estimated fair value during the period are recorded as a component of other income (expense). In 2019, all outstanding preferred stock warrants were adjusted to a final fair value of $0 in connection with their cancellation as part of our Series 3 preferred stock financing. Prior to cancellation, the preferred stock warrants liability was recorded at fair value utilizing the Black-Scholes option pricing model using significant unobservable inputs consistent with the inputs used for our stock-based compensation expense adjusted for the preferred stock warrant’s expected life and the fair value of the underlying preferred stock. The fair value of our preferred stock is derived from the models described below that we used to value our common stock. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes model to determine the estimated fair value of our preferred stock warrants liability in the years ended December 31, 2018 and 2019.

The convertible promissory notes we issued from November 2017 through March 2019 contained redemption features which we determined were embedded derivatives to be recognized as liabilities and measured at fair value. At the end of each reporting period, changes in the estimated fair value during the period are recorded as a component of other income (expense). Subsequent to March 2019, when the last of the outstanding convertible promissory notes was converted into shares of our redeemable convertible preferred stock, we no longer have an outstanding embedded derivative liability. Prior to such conversion, the embedded derivative liability was recorded at fair value utilizing an income approach that identified the cash flows using a “with-and-without” valuation methodology. The inputs used to determine the estimated fair value of the derivative instrument were based primarily on the probability of an underlying event triggering the embedded derivative occurring and the timing of such event. We recognized a settlement loss in connection with the conversion of certain convertible promissory notes upon the closing of our Series D preferred stock financing in 2018.

Income Tax Benefit (Expense)

Income taxes include taxation in the United States, Canada and various state and provincial jurisdictions.

Results of Operations

The following table set forth the significant components of our results of operations for the periods presented. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,		Change
	2018	2019	$	%
	(in thousands)
Revenue:
Genomic testing	$10,660	$15,968	$5,308	50%
Other	1,411	556	(855)	(61)

Total revenue	12,071	16,524	4,453	37
Cost and operating expenses:
Cost of revenue(1)	10,886	9,367	(1,519)	(14)
Research and development(1)	2,961	3,599	638	22
Sales and marketing(1)	10,906	10,203	(703)	(6)
General and administrative(1)	7,574	6,641	(933)	(12)
Legal settlement	2,551	—	(2,551)	—

Total cost and operating expenses	34,878	29,810	(5,068)	(15)

Loss from operations	(22,807)	(13,286)	9,521	(42)
Other income (expense), net:
Interest income	8	54	46	575
Interest expense on long-term debt – related party	(4,233)	(4,632)	(399)	9
Interest expense and settlement of convertible promissory notes	(3,768)	(1,561)	2,207	(59)
Revaluation of warrants and embedded derivative liabilities	843	721	(122)	(14)
Other income (expense)	45	247	202	449

Total other income (expense), net	(7,105)	(5,171)	1,934	(27)

Loss before income tax	(29,912)	(18,457)	11,455	(38)
Tax expense (benefit)	25	(6)	(31)	(124)

Net loss and comprehensive loss	$(29,937)	$(18,451)	$11,486	(38)%

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Cost of revenue	$8	$44
Research and development	109	273
Sales and marketing	80	185
General and administrative	248	432

Total	$445	$934

Comparison of the Years Ended December 31, 2018 and 2019

Revenue. Revenue increased $4.5 million, or 37%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase of $4.5 million was primarily due to an increase in genomic testing revenue of $5.3 million as a result of higher genomic testing volume and increased revenue per report due in part to the approval of the Medicare coverage for Decipher Biopsy Very Low and Low in May 2019. The increase consists of a $4.2 million increase in revenue from Medicare and a $2.2 million increase in revenue related to our commercial payors and patients as a result of higher cash collections, offset by a decrease in revenue from pharmaceutical customers of $1.1 million due to a lower volume of samples processed in 2019 offset by higher revenue per sample. Other revenue decreased $0.8 million as commission revenue from the third party utilizing our commercial sales force to sell their complementary product into physician offices decreased subsequent to termination of the agreement in May 2019.

The adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606), did not result in a material change in revenue for the year ended December 31, 2019.

Cost of Revenue. Cost of revenue decreased $1.5 million, or 14%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily a result of reductions in our cost per test for commercial sample materials and pathology and allocated overhead, offset by an increase in our genomic testing volume.

Research and Development Expense. Research and development expense increased $0.6 million, or 22%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily due to a $0.5 million increase in clinical study and related costs, a $0.2 million increase in stock-based compensation expense, and a $0.1 million increase in compensation expense, offset by a $0.2 million decrease in allocated facility and related expenses.

Sales and Marketing Expense. Sales and marketing expense decreased $0.7 million, or 6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily due to a $1.2 million decrease in compensation expense upon the reorganization of our sales and marketing function in late 2018 and revision of our commission plan effective in January 2019, and a $0.2 million decrease in allocated facility and related costs, offset by a $0.5 million increase in travel, training, conferences and costs related to the expansion of our sales and marketing headcount in the second half of 2019, a $0.1 million increase in recruiting expenses and a $0.1 million increase in stock-based compensation.

General and Administrative Expense. General and administrative expense decreased $0.9 million, or 12%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily due to a $0.9 million decrease in legal fees primarily related to the legal settlement we reached in December 2018 and paid in February 2019, a $0.4 million decrease in compensation expense due to reorganization of our general and administrative function in late 2018, and a $0.5 million net decrease in other expenses due to benefits from cost reduction activities, offset by a $0.4 million increase in audit and tax expenses, a $0.3 million increase in employee bonuses, and a $0.2 million increase in stock-based compensation.

Legal Settlement. Legal settlement decreased $2.6 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily due to the determination of the full settlement amount in December 2018 and no legal settlements in 2019.

Interest Income. Interest income increased $46,000, or 575%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily due to higher average cash balances during 2019.

Interest Expense on Long-Term Debt – Related Party. Interest expense on long-term debt – related party increased $0.4 million, or 9%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily due to increased interest charges for accumulated PIK interest balances and increased back-end fee rate in connection with the amendment of our Loan Agreement.

Interest Expense and Settlement of Convertible Promissory Notes. Interest expense decreased $2.2 million, or 59%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily due to the beneficial conversion features related to the convertible promissory notes settled in 2018.

Revaluation of Warrants and Embedded Derivative Liabilities. Revaluation of warrants and embedded derivative liabilities decreased $0.1 million, or 14%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily due to lower decreases in the fair value of our warrants liability, offset by lower increases in the fair value of our embedded derivative liability.

Quarterly Results of Operations

The following table sets forth selected unaudited consolidated quarterly data for each of the quarters in fiscal year 2019. In our opinion, the following selected unaudited consolidated quarterly statements of operations data have been prepared on the same basis, except for the effect of adopting ASC Topic 606, as the audited consolidated financial statements included elsewhere in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of these data. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in future periods.

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(in thousands)
Revenue:
Genomic testing	$2,060	$4,011	$4,060	$5,837
Other	315	189	40	12

Total revenue	2,375	4,200	4,100	5,849
Cost and operating expenses:
Cost of revenue(1)	2,434	2,234	2,047	2,652
Research and development(1)	609	1,229	1,011	750
Sales and marketing(1)	2,236	2,370	2,535	3,062
General and administrative(1)	1,544	1,563	1,626	1,908

Total cost and operating expenses	6,823	7,396	7,219	8,372

Loss from operations	(4,448)	(3,196)	(3,119)	(2,523)
Total other income (expense), net	(1,677)	(1,179)	(1,144)	(1,171)

Loss before income tax	(6,125)	(4,375)	(4,263)	(3,694)
Income tax benefit	—	—	—	(6)

Net loss and comprehensive loss	$(6,125)	$(4,375)	$(4,263)	$(3,688)

Genomic testing volume(2)	2,549	2,969	2,605	3,415

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(in thousands)
Cost of revenue	$2	$11	$12	$19
Research and development	26	131	54	62
Sales and marketing	10	45	45	85
General and administrative	55	90	125	162

Total	$93	$277	$236	$328

(2)	Genomic testing volume represents the total number of genomic test results delivered to ordering physicians and pharmaceutical customers.

Quarterly Revenue Trends

Genomic testing revenue increased sequentially in each quarter throughout 2019. We had no material genomic testing revenue from pharmaceutical customers during the first nine months of 2019, but recognized $2.0 million of revenue from pharmaceutical customers in the fourth quarter of 2019 due to the processing and completion of a large retrospective cohort study. Genomic testing revenue increased from the first quarter of 2019 to the second quarter of 2019 primarily due to an increase in our Medicare revenue of $1.2 million and an increase in our commercial payor revenue of $0.7 million. Genomic testing revenue increased from the second quarter of 2019 to the third quarter of 2019 primarily due to our receipt of Medicare coverage for our first two Decipher Biopsy products in May 2019 covering the Low and Very Low indications and an increase in our Medicare reimbursement of approximately 14%, effective June 1, 2019, across covered Decipher Biopsy and Decipher RP tests. The increase in revenue from the second quarter of 2019 to the third quarter of 2019 was related to higher overall revenue from commercial payors offset by a decrease in our Medicare revenue associated with lower Medicare genomic testing volumes.

Other revenue decreased sequentially in each quarter throughout 2019 as a result of reduced commissions paid to us by a third-party company utilizing our commercial sales force to sell their complementary product in physician offices, in connection with our termination of the related agreement in May 2019.

Quarterly Costs and Operating Expense Trends

Cost of revenue decreased sequentially in each quarter throughout the first three quarters of 2019. The decrease from the first quarter of 2019 to the second quarter of 2019 was primarily due to bringing our pathology function in-house and the renegotiation of pricing included in our supply agreement with Affymetrix. The decrease from the second quarter of 2019 to the third quarter of 2019 was primarily related to a decrease in our genomic testing volume. The increase from the third quarter of 2019 to the fourth quarter of 2019 was primarily related to an increase in our genomic testing volume.

Research and development expenses in 2019 fluctuated primarily based on the number of samples we processed and the timing of expenditures incurred in support of the clinical studies conducted by our academic collaborators.

Sales and marketing expense increased sequentially during 2019 as we initiated our sales expansion strategy and expanded our business development function.

General and administrative expense remained relatively consistent throughout 2019 as we maintained a relatively consistent structure and administrative headcount during these periods. In the fourth quarter of 2019, our general and administrative expenses increased $0.2 million related to higher audit and tax fees.

Seasonality

The majority of our testing volume is dependent on patient visits to physicians’ offices. Volume of testing generally declines during the summer months of July and August and the year-end holiday periods and other major holidays. In addition, volume of testing tends to decline due to adverse weather conditions, such as excessively hot or cold spells or hurricanes or tornados in certain regions, consequently reducing revenue and cash flows in any affected period. Therefore, comparison of the results of successive periods may not accurately reflect trends for successive periods.

Liquidity and Capital Resources

We have incurred net losses since our inception. For the years ended December 31, 2018 and 2019, we incurred a net loss of $29.9 million and $18.5 million, respectively, and we expect to incur additional losses and increased operating expenses for the foreseeable future. As of December 31, 2019, we had an accumulated deficit of $61.8 million.

As of December 31, 2019, we have been financed primarily through net proceeds of approximately $163.9 million from the sale of our equity securities, convertible promissory notes and borrowings under the Loan Agreement. Our primary source of cash from operations is cash receipts on accounts receivable from our revenue. As of December 31, 2019, we had $4.5 million of cash.

Our primary uses of cash are to fund operating expenses, service debt and acquire property and equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation, non-cash interest and stock-based compensation and is impacted by the timing of when we pay our operating expenses as reflected in the change in our outstanding accounts payable and accrued expenses. Debt service primarily consists of interest payments on our outstanding debt and is expected to be reduced when we repay a portion of our outstanding long-term debt with the net proceeds from this offering. Acquisitions of property and equipment primarily consist of purchases of furnishings for our new corporate headquarters and laboratory equipment.

Pursuant to the Loan Agreement, we borrowed an aggregate of $30.0 million during 2015, 2016 and 2019 that accrues interest at 13.0% per annum, payable on a quarterly basis. If we are not in default, we may defer up to 5.0% per annum of the interest payment, which will be added to the principal balance. We can prepay borrowings under the Loan Agreement at any time, currently subject to a prepayment fee of 1.0%. Upon maturity on June 30, 2021, all outstanding principal and deferred interest, and a 12.0% back-end fee on the aggregate principal amount under the Loan Agreement, is due and payable. As of December 31, 2019, we had outstanding principal of $30.0 million under the Loan Agreement, deferred interest of $4.4 million and accreted $1.8 million associated with the 12.0% back-end fee. In March 2020, the Loan Agreement was amended to (i) increase total borrowings available to us by $7.0 million, $2.0 million of which was borrowed in March 2020 and $5.0 million of which remains available through March 2021, and (ii) extend the maturity date by six months to December 2021 in the event of a qualified IPO as defined in the Loan Agreement.

The Loan Agreement contains customary events of default, including in the event of bankruptcy or upon the occurrence of a material adverse change in our business. Our obligations under the Loan Agreement are collateralized by all of our assets. The Loan Agreement includes affirmative and negative covenants, including certain minimum financial covenants for pre-specified liquidity and revenue requirements. If we fail to comply with the minimum annual revenue covenant, we have the option to cure such failure within a certain time period by raising capital through certain debt or equity financings. If we are unable to cure a failure to meet an annual revenue target, the failure would be considered an event of default. In addition, we are restricted from paying cash dividends. We intend to use a portion of the net proceeds from this offering to repay, prior to the contractual maturity date, a portion of the aggregate principal amount outstanding under the Loan Agreement, and to pay accrued interest on such outstanding principal amount as well as related back-end and loan prepayment fees (for additional details, see the section titled “Use of Proceeds”).

Funding Requirements

Based on our current business plan, we believe the net proceeds from this offering, together with our current cash and cash equivalents and our anticipated cash flows generated from sales of our products, will be sufficient to meet our anticipated cash requirements over at least the next                months from the date of this prospectus. We may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. As a result of our expected revenue growth, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not fully cover corresponding increases in accounts payable and accrued expenses, which could result in greater working capital requirements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate revenue to support our cost structure, we expect to finance our operations through equity offerings or debt financings, or other capital resources, including potentially collaborations or licensing arrangements. The sale of equity and convertible debt securities may result in dilution to our stockholders and the terms of these securities could provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products or grant licenses on terms that are not favorable to us. Additional capital may not be available on reasonable terms, or at all.

Our ability to generate sufficient revenue to achieve profitability will be heavily dependent on the successful commercialization of our currently marketed products and our anticipated future products, as well as obtaining favorable reimbursement. We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on the commercialization of our existing products and the development of future products.

Our net losses may fluctuate significantly from period to period, depending on the timing of our planned development activities, clinical studies, and the growth of our sales and marketing activities. We expect our expenses will increase substantially for the foreseeable future as we:

•	attract, hire and retain qualified personnel;

•

continue to develop additional products, expand Decipher GRID and conduct or support our ongoing and new clinical studies to generate the evidence required to support expanded reimbursement of our products;

•	expand our sales force and territories and increase our marketing activities to drive further awareness and adoption of our products;

•	protect and defend our intellectual property;

•	invest in processes, infrastructure to support the growth of our business; and

•	operate as a public company.

Cash Flows

The following table summarizes our cash flow activity for the periods indicated.

	Year Ended December 31,
	2018	2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$(20,846)	$(21,435)
Investing activities	—	(632)
Financing activities	23,163	22,479

Net increase in cash	$2,317	$412

Operating Activities

Cash used in operating activities was $20.8 million for the year ended December 31, 2018 compared to $21.4 million for the year ended December 31, 2019. Cash used in operating activities for the year ended December 31, 2018 consisted primarily of our net loss of $29.9 million, adjusted for non-cash charges of $5.5 million and $3.6 million of changes in operating assets and liabilities. Non-cash charges consisted primarily of non-cash interest expense and settlement charges related to our Loan Agreement and convertible promissory notes, depreciation and amortization, stock-based compensation expense and the revaluation of warrants and embedded derivative liabilities. Changes in operating assets and liabilities consisted primarily of growth in accrued liabilities and accounts receivable, offset by decreases in income tax receivable and supplies inventory and prepaid and other assets. Cash used in operating activities for the year ended December 31, 2019 consisted primarily of our net loss of $18.5 million, adjusted for non-cash charges of $5.1 million and $8.1 million of changes in operating assets and liabilities. Non-cash charges consisted primarily of non-cash interest expense and settlement charges related to our Loan Agreement and convertible promissory notes, depreciation and amortization, amortization of our right-of-use assets, stock-based compensation expense and the revaluation of warrants and embedded derivative liabilities. Changes in operating assets and liabilities consisted primarily of a reduction in accounts payable and accrued liabilities as a result of payment of legal settlement obligations and carrying lower overall payable balances with major suppliers, growth in accounts receivable and inventory balances and lease liability obligations.

Investing Activities

Cash used in investing activities was $0.6 million for the year ended December 31, 2019 and consisted primarily of laboratory equipment and office furniture purchases for our new corporate headquarters. We had no cash flows used in investing activities in 2018.

Financing Activities

Cash provided by financing activities was $23.2 million for the year ended December 31, 2018 compared to $22.5 million for the year ended December 31, 2019. The $0.7 million decrease in cash provided by financing activities was primarily due to our receipt of $1.4 million less in net proceeds from the sale of redeemable convertible preferred stock in 2019 compared to 2018 and our receipt of $0.7 million more in net proceeds from the issuance of debt in 2019 compared to 2018.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt – related party, including interest and back-end fee	$44,954	$2,848	$42,106	$—	$—
Operating lease obligations	7,956	1,193	2,622	2,720	1,421

Total	$52,910	$4,041	$44,728	$2,720	$1,421

The contractual obligations table does not include any additional potential contingent payments upon the future achievement by us of specified sales-based and other milestones, or royalty payments we may be required to make under license agreements we have entered into pursuant to which we have in-licensed certain intellectual property, including our license agreements with The Regents of the University of Michigan, the Mayo Foundation, and the University of British Columbia. See the section titled “Business—License Agreements” and Note 4 to our consolidated financial statements included elsewhere in this prospectus for additional information. The timing of when these additional payments will actually be made is uncertain and the payments are contingent upon the completion of future activities.

JOBS Act

As an emerging growth company under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we may not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our cash consists of cash in readily available checking accounts and money market accounts. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. Our long-term debt bears interest at a fixed rate and therefore has no exposure to changes in interest rates.

Foreign Currency

All of our international sales are denominated in U.S. dollars. We incur expenses, including for operating expenses of our Canadian branch, outside the United States based on contractual obligations denominated in currencies other than the U.S. dollar, including Canadian dollars. At the end of each reporting period, these liabilities are converted to U.S. dollars at the then-applicable foreign exchange rate. As a result, our business is affected by fluctuations in exchange rates between the U.S. dollar and foreign currencies. We do not enter into foreign currency hedging transactions to mitigate our exposure to foreign currency exchange risks. Exchange rate fluctuations may adversely affect our expenses, results of operations, financial position and cash flows. However, to date, these fluctuations have not been significant and a movement of 10% in U.S. dollar to the Canadian dollar exchange rate would not have a material effect on our results of operations.

Effects of Inflation

Inflation generally affects us by increasing our labor and other operating costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

The following paragraphs in this section describe our revenue recognition accounting policies under ASC Topic 606 upon adoption on January 1, 2019. Upon adoption, we recognized the cumulative effect of adopting this guidance as an adjustment to our opening accumulated deficit balance of $0.7 million. Refer to Note 1 included in the notes to our consolidated financial statements for our revenue recognition accounting policies under ASC Topic 605.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. To determine revenue recognition for the arrangements that we determine are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The estimated uncollectible amounts that were historically classified as bad debt expense are now generally considered implicit price concessions that are a direct reduction to accounts receivable rather than an increase in allowance for doubtful accounts.

Our revenue is primarily derived from the sale of our genomic testing products. Our performance obligations are satisfied at one point in time, when test results are delivered. We estimate the amount of consideration we expect to be entitled to receive in exchange for our genomic testing products based on our historical collection experience. We regularly review and update these price estimates to more accurately estimate the transaction price at the end of each period. If subsequent events impact the original estimate we will account for the change in the estimate in the period identified. We also provide services to patients with whom we do not have contracts as defined in Topic 606. We recognize revenue for these patients when contracts as defined in Topic 606 are established at the amount of consideration to which we expect to be entitled or when we receive substantially all of the consideration subsequent to the performance obligations being satisfied.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (generally the vesting period) on a straight-line basis. We estimate the fair value of all stock option grants using the Black-Scholes option pricing model and recognize forfeitures as they occur. The significant assumptions used in the option pricing model include the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for additional information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2018 and 2019. Changes in these assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized.

As of December 31, 2019, the unrecognized stock-based compensation expense related to stock options was $4.8 million and is expected to be recognized as expense over a weighted-average period of approximately 3.3 years. The intrinsic value of all outstanding stock options as of December 31, 2019 was approximately

$            million, based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, of which approximately $            million related to vested options and approximately $            million related to unvested options.

Common Stock Valuations

Historically, for all periods prior to this offering, since there has been no public market for our common stock to date, we have been required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations, which is the most subjective input into the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	contemporaneous valuations of our common stock performed by independent third-party valuation firms;

•	our current and forecasted results of operations and financial position, including our levels of available capital resources;

•	the valuation of publicly traded companies in the diagnostics and medical device sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•

the prices of our redeemable convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	trends and developments in our industry; and

•	external market conditions affecting the diagnostics and medical device sectors.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

The various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock in accordance with the Practice Aid include the following:

Current Value Method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Prior to October 2019, we concluded that the OPM was most appropriate for each of the valuations of our common stock performed by independent third-party valuation firms. We believed the OPM was the most appropriate given the expectation of various potential liquidity outcomes and the difficulty of selecting and supporting appropriate enterprise values given our early stage of commercialization. In October 2019, we concluded a hybrid OPM and PWERM was the most appropriate method given the increased probability of an IPO liquidity scenario. Under this hybrid method, we considered the expected IPO liquidity scenario, but also used the OPM to capture all other scenarios in the event a near-term initial public offering does not occur.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share of common stock could have been significantly different.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Recently Adopted and Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for information about recent account pronouncements, the timing of their adoption, and our assessment, if any, of their potential impact on our financial condition and results of operations.

BUSINESS

Overview

We are a commercial-stage precision oncology company committed to improving patient care, initially focused on urologic cancers. Our novel prostate cancer genomic testing products, Decipher Biopsy and Decipher RP, provide valuable information about the underlying biology of a patient’s tumor, assisting physicians in their selection of an optimal therapy. Our differentiated approach measures the biological activity of a patient’s entire tumor genome, known as whole transcriptome analysis, and applies proprietary machine learning algorithms to help physicians improve therapy selection and accelerate adoption of new therapies into the standard of care. Collectively, our genomic tests have been used by more than 3,200 urologists and radiation oncologists, and at all 28 National Comprehensive Cancer Network, or NCCN, centers in the United States. Our prostate cancer products are covered by Medicare in five clinical indications with coverage for an additional four indications expected in 2020. Our whole transcriptome analysis of clinical patient samples from our commercial channel and our participation in practice-changing clinical trials has allowed us to build and expand our Decipher GRID database, one of the largest and well-annotated urologic cancer genomic databases in the world. Decipher GRID is our proprietary engine that drives product development for us and our pharmaceutical partners.

Within the urologic cancer space, we are initially focused on prostate cancer, the most common cancer in men, with approximately 191,930 new cases per year and over 3.1 million men living with the disease in the United States alone. Approximately 92% of new cases of prostate cancer are diagnosed as localized disease and approximately 8% of new cases are diagnosed as metastatic disease. Depending on the diagnosis, prostate cancer therapies include surgery, radiation therapy, hormonal therapy, chemotherapy and other targeted therapies, which all have varying side effect profiles and efficacy based on the unique characteristics of a patient and the stage of his disease. Once a patient is initially diagnosed with localized prostate cancer, in order to determine the appropriate patient management and therapy strategy, patients are stratified by their clinical risk with the goal of predicting the patient’s risk of metastasis and prostate cancer-related mortality. However, accurate risk stratification remains a critical unmet medical need in the management of prostate cancer, with current risk stratification methods generally being from 60% to 68% accurate in predicting metastasis. This low accuracy has resulted in patients being overtreated or undertreated, which in each case, has led to suboptimal care management strategies and deleterious outcomes for many patients.

Decipher Biopsy and Decipher RP report a score derived from our whole transcriptome analysis that provides patient risk estimates of prostate cancer-specific clinical outcomes. Both tests have repeatedly demonstrated superior accuracy to the most commonly used clinical risk stratification methods, such as NCCN risk groups. For example, in our primary clinical validation study involving over 6,900 patients, Decipher Biopsy, in combination with NCCN risk groups, demonstrated an 84% accuracy rate for predicting metastasis, compared to 68% for NCCN risk groups alone. Additionally, the reported Decipher Score is independent of clinical risk stratification methods. The addition of Decipher Biopsy can help guide urologists, radiation oncologists, medical oncologists and pathologists to better select the appropriate therapy for a specific patient, which in turn can result in improved patient outcomes. Recently for example, Decipher RP was studied in a Phase 3 randomized controlled trial, RTOG 96-01, where the Decipher Score became what we believe to be the first known test to be clinically validated for predicting distant metastases (p=0.003), prostate cancer-specific mortality (p<0.001), and overall survival (p=0.002) from localized prostate cancer in the clinical trial. Additionally, a higher Decipher Score was associated with a higher benefit on 12-year overall survival for subjects receiving two years of bicalutamide, a type of anti-androgen therapy similar to androgen deprivation therapy, or ADT, in recurrent prostate cancer and a PSA of < 0.7 at the time of early salvage radiation versus subjects with a lower Decipher score (+4.6% for Decipher high vs. -7.8% for Decipher low). We estimate our therapy-directing genomic tests have a potential aggregate market opportunity of approximately $1.25 billion across urologic cancers.

We have developed Decipher GRID, a Real-World Evidence, or RWE, genomic database containing over 85,000 urologic cancer transcriptomes matched to patient demographics and including clinical trial outcome data, which is one of the largest and well-annotated urologic cancer genomic databases in the world. We are leveraging Decipher GRID internally to expand our portfolio of innovative products. Additionally, we are partnering with investigators and pharmaceutical companies to identify patient populations which would benefit from earlier use of proprietary drugs or combination therapeutic strategies, or that are prime candidates for novel therapeutics. For example, we have partnered with academic investigators and the National Cancer Institute, or NCI, to use Decipher RP to select patients for inclusion in the ERADICATE clinical trial of darolutamide (NUBEQA), which has been approved by the U.S. Food and Drug Administration, or FDA, for the treatment of non-metastatic castrate resistant prostate cancer, or nmCRPC. The clinical trial will assess if the drug is useful for high-risk localized prostate cancer patients identified by Decipher RP. If this clinical trial is successful, we believe that Decipher RP could be broadly integrated as the standard of care in localized prostate cancer for accelerating early use of NUBEQA for approximately 65,000 patients per year. We plan to leverage Decipher GRID to develop and validate therapy-directing genomic tests across multiple clinical decisions in urologic cancers.

Similarly, we are leveraging Decipher GRID to accelerate our traction with pharmaceutical companies. We are currently supporting pharmaceutical companies in important clinical trials, including the SPARTAN trial, a pivotal clinical trial of apalutamide (ERLEADA), which has been approved by the FDA and is marketed by Janssen Pharmaceuticals Inc., or Janssen, for the treatment of nmCRPC. In SPARTAN, the Decipher Score was validated for its ability to predict patients who would have increased risk of metastasis with the standard of care (Hazard Ratio = 0.43, p = 0.014; median 14.5 months vs. 22.1 months). Importantly, patients with a high Decipher Score had a greater benefit when given ERLEADA compared to patients with a low Decipher Score. Similarly, we partnered with the Eastern Cooperative Oncology Group on the CHAARTED clinical trial, the clinical trial which led to earlier use of docetaxel chemotherapy in patients with metastatic hormone sensitive prostate cancer, or mHSPC, which has been approved by the FDA. In CHAARTED, a Decipher GRID molecular subtyping signature helped predict which prostate cancer patients diagnosed with mHSPC benefited from the addition of chemotherapy to ADT. We are also supporting clinical trials being conducted by Astellas Pharma Inc., or Astellas, and Dendreon Pharmaceuticals LLC, or Dendreon, in localized prostate cancer. Based on the number of patients reported to be participating in current clinical trials in urologic cancers, we estimate the potential market opportunity for use of our products in such trials is over $600 million.

We generated total revenue of $12.1 million in 2018 and $16.5 million in 2019, representing an annual growth rate of 37%. We also incurred net losses of $29.9 million and $18.5 million in 2018 and 2019, respectively.

Our Product Portfolio

We have developed a portfolio of genomic testing products to guide therapy selection across the prostate cancer care continuum and in alignment with NCCN guidelines, which range from localized disease to metastatic disease. Our product portfolio is summarized below.

Our Competitive Strengths

We believe our competitive strengths enable us to increase adoption of our clinically actionable marketed products and rapidly and efficiently develop new urologic cancer testing products. Our competitive strengths include the following:

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Ability to accelerate commercial traction for our products that will span the prostate cancer care continuum. Decipher Biopsy and Decipher RP have repeatedly demonstrated robust clinical utility and have been incorporated into the NCCN guidelines. Additionally, we believe we have built strong relationships with academic centers and stakeholders in the communities where 85% of cancer treatment occurs. Collectively, our genomic tests have been run on over 85,000 urologic cancer cases by more than 3,200 urologists and radiation oncologists and are included at all 28 NCCN centers in the United States. In the last 12 months alone, we have received Medicare coverage for four additional products and have received draft Medicare coverage for four more products. Once we receive final coverage determinations for these products, our genomic tests will cover all Medicare beneficiaries for primary, adjuvant and salvage therapy decisions. We believe our ability to provide solutions across the care continuum will help grow the overall genomic testing market within prostate cancer and our share of this market.

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Leading access to practice-changing clinical trials. We believe we are a leading partner for transcriptomic profiling in urologic cancer clinical trials. Our products have been included in over 110 clinical trials across multiple clinical decisions involving dozens of standard-of-care and experimental therapeutics within urologic cancers. Access to valuable clinical trial samples, along with the support by top key opinion leaders, or KOLs, enables our product innovation engine and helps us rapidly introduce novel products to the market.

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Robust whole transcriptome analysis and proprietary machine learning algorithms. Our differentiated whole transcriptome analysis approach, which is enabled by proprietary, advanced machine learning/artificial intelligence provides significant advantages over standard DNA analysis by measuring signaling pathways which directly drive tumor growth, proliferation and invasion. The output of our efforts have contributed to the creation of over 300 disease prognosis and drug prediction signatures, including molecular subtyping signatures. We believe our approach has improved patient outcomes in urologic cancers more so than DNA sequencing-based approaches.

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Payor coverage and reimbursement. Our ability to repeatedly demonstrate robust analytic validity, clinical validity and clinical utility of our products for prostate cancer clinical decisions has led to coverage and payment of our Decipher Biopsy and Decipher RP genomic tests by Medicare. Currently, our marketed Decipher Biopsy and Decipher RP genomic tests are reimbursed by The Centers for Medicare & Medicaid Services at $3,873 per test and are also reimbursed by multiple commercial plans. We believe this reimbursement coverage creates a competitive advantage as it helps drive physician adoption of our genomic tests across our product portfolio.

Our Strategy

Our objective is to be the leading provider of precision oncology genomic tests for urologic cancers. To accomplish this, we plan to:

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Expand adoption of our currently marketed products by educating physicians to use our products to make more informed treatment plan decisions. We have experienced rapid growth in our test volume to date and believe there are significant opportunities for additional growth with our currently marketed products. To facilitate this growth, in August 2019, we initiated a sales expansion strategy to expand our sales team from 12 sales representatives to approximately 25 by the end of 2020 to further broaden and support existing physician relationships and increase our efforts directed at radiation oncologists and medical oncologists. Working in collaboration with our sales team, our experienced medical affairs group assists in educating physicians and KOLs.

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Further expand our product offerings. We plan to continue to expand our product portfolio such that by the end of 2021, our products will span the prostate cancer care continuum. We have developed Decipher Bladder, which we believe will be one of the first genomic tests for muscle-invasive bladder cancer, or MIBC. We also plan to continue to develop additional products for unmet needs within urologic cancers. We believe that the successful clinical adoption of our current products will result in the rapid utilization of our newly marketed genomic tests. We plan to continue to build our relationships and strengthen our role as a trusted partner in informing therapy decisions across urologic cancers.

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Expand reimbursement coverage for our products. We plan on expanding reimbursement coverage for our currently marketed products, specifically with commercial payors. We believe that inclusion of our Decipher Biopsy and Decipher RP tests in the NCCN guidelines will facilitate these efforts. Moreover, we expect to receive a final Medicare coverage decision for new indications with Decipher Biopsy, expanding its use for patients categorized by NCCN guidelines as High, Very High and lymph node positive, or LN+, and Decipher RP for patients eligible for salvage therapy, by the end of 2020. In addition, we are pursuing reimbursement for other products in our pipeline, including Decipher Bladder. We believe expanding reimbursement coverage for our products will drive greater adoption of our currently marketed products as well as our future products.

•	Leverage Decipher GRID to accelerate the development of novel practice changing tests. Our ability to leverage data from Decipher GRID has allowed us to introduce innovative and transformative products into the marketplace. As our database continues to strengthen with additional patient data from clinical trials and commercial samples, and we simultaneously scale our internal operational capabilities, we believe we will be able to continue to bring innovative products to market.

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Strengthen our relationships with pharmaceutical companies. We are focused on expanding the depth and breadth of our pharmaceutical relationships. We believe Decipher GRID is one of the largest known urologic cancer RWE genomics databases and can deliver significant value to our pharmaceutical partners through the key insights drawn from the more than 85,000 gene expression patient profiles and accelerate their drug development efforts. We are currently supporting pharmaceutical companies in important clinical trials, including Janssen, Astellas and Dendreon. Our goal is to capitalize on insights and relationships gained from our early partnerships in order to deepen our existing relationships as well as attract new pharmaceutical partners. Increasing utilization of our products by pharmaceutical companies not only allows us to generate additional revenue, but also provides us valuable clinical trial data that further enhances the robustness and strategic value of Decipher GRID.

Market Overview

Prostate and bladder cancers account for approximately 25% of all patients with cancer in the United States, representing 3.8 million patients. Additionally, the worldwide prostate cancer therapeutic market is one of the fastest growing cancer therapeutic markets of the decade, and grew from approximately $2.0 billion in 2010 to an estimated $10.0 billion in 2019. This increase in the number of available therapeutics has led to challenges in therapy selection.

Prostate Cancer

Our initial focus is within prostate cancer, the most common cancer in American men, with approximately 191,930 new cases and 32,000 reported deaths per year, and over 3.1 million men living with the disease. Unlike many other cancers which progress quickly and subsequently have relatively few opportunities for multiple therapies, prostate cancer more gradually manifests and is often not lethal with a 98% five-year survival rate. As a result, physicians and patients are confronted with numerous clinical decisions and therapy selection options over the course of a patient’s disease.

In order to determine the appropriate patient management and therapy strategy following an initial prostate cancer diagnosis, patients are stratified based on their risk classification. Risk classifications help physicians identify patients who are at the highest risk for prostate cancer progression and who need to be treated more aggressively and with higher intensity therapies. It is also important to determine which patients have indolent prostate cancer in order to minimize invasive and intense therapy, which often has considerable adverse implications on wellness.

Physicians have developed multiple risk classification systems, which principally utilize tumor grade (the Gleason score system), clinical stage and a patient’s prostate-specific antigen, or PSA, level. PSA is a protein produced by normal, as well as malignant, cells of the prostate gland. A PSA test measures the level of PSA in a man’s blood and in prostate cancer, PSA levels are often elevated. In clinical practice, a broad number of risk stratification methods are utilized, including NCCN risk groups. NCCN risk groups classify patients in one of six groups: Very Low, Low, Favorable Intermediate, Unfavorable Intermediate, High and Very High. Critical to the importance of risk stratification in informing treatment decisions is the ability of the risk groups to prognosticate the likelihood of metastasis, an important clinical and regulatory endpoint for localized prostate cancer. It is estimated that the NCCN risk groups have an approximate accuracy of 68% at predicting metastasis. The below graphic illustrates the approximate accuracy of predicting metastasis from initial diagnostic samples using Decipher Biopsy in combination with NCCN risk groups as compared to the various risk stratification schemas. As a point of reference, a random coin flip has an accuracy equal to 50%.

Given the limited accuracy rate of predicting metastasis by the NCCN risk groups, clinical decisions to determine the appropriate therapy also incorporate many other factors, including patient preference, patient comorbidities, clinical evidence, access to physician specialists/therapy modalities and physician judgement. However, improvement of risk stratification has long been identified as a critical unmet medical need in the management of localized prostate cancer.

The graphic below illustrates the clinical decision points within the prostate cancer care continuum.

Primary Therapy Decision in Localized Prostate Cancer

One in nine men will be diagnosed with prostate cancer in their lifetime. Of the 191,930 new cases of prostate cancer in the United States per year, approximately 160,000 are initially diagnosed with localized disease. Moreover, of the approximate 32,000 reported deaths in the United States attributed to prostate cancer per year, we estimate approximately 21,000 occur in men who were initially diagnosed with localized disease. Therefore, we estimate the risk of death from prostate cancer for patients initially diagnosed with localized disease is approximately 13%.

Current therapy strategies for localized prostate cancer in the United States are diverse and include (ordered from least intensive to most intensive): active surveillance, the monitoring of a patient through PSA and biopsy; focal therapy, the treatment of only a portion of the prostate; brachytherapy, radioactive seed implantation; radical prostatectomy, or RP, the surgical resection of the prostate gland and tissues surrounding it; and external beam radiation therapy. Additionally, higher risk patients can also be prescribed the addition of more toxic systemic therapies, including chemical castration through ADT, or chemotherapy. As these therapy strategies range from non-invasive and less toxic therapies to invasive and more toxic therapies, it is important that each patient receives the commensurate therapy to their relative risk. Reducing both overtreatment and undertreatment can ultimately lead to reduced risk of disease progression and death, and decreased long-lasting side effects and unnecessary financial costs. Common side effects from localized therapies include short-term incontinence and impotence, and may include damage to adjacent organs such as the bladder and/or rectum. Chemical castration side effects include impotence, loss of libido, hot flashes, fatigue and various cognitive deficiencies. Chemotherapy side effects include hair loss, mouth sores, loss of appetite, nausea, vomiting, diarrhea, increased risk of infections, increased bruising and bleeding and fatigue.

Adjuvant Therapy Decisions in Prostate Cancer

The most common primary therapy intervention is an RP. Approximately 50% of patients receiving an RP will be classified as having adverse pathology, defined as a tumor with worse staging or grading than found at initial cancer diagnosis. Patients with adverse pathology are at elevated risk of cancer metastasis and death. Therefore, these patients are eligible for adjuvant therapy, which is the addition of supplementary therapy to the initial therapy, or for radiation treatment given for suspected recurrent malignant disease after a period of observation after RP, which is also referred to as early salvage radiation therapy. Three prospective randomized clinical trials have demonstrated an improvement in clinical outcomes in patients who receive adjuvant external beam radiation therapy compared to observation with later salvage therapy. However, despite this type of strong clinical evidence, it is estimated that only approximately 10-20% of the eligible patient population receive either adjuvant or early salvage therapy over observation or late salvage therapy. The underutilization of adjuvant radiation therapy suggests that a significant portion of patients may be undertreated and are at elevated risk of metastasis. Additionally, many patients may be treated who will never recur and are at risk of overtreatment. Identifying the individual patients who are at significant risk of aggressive disease and who should consider more intensive therapy is a current unmet need.

Salvage Therapy Decisions in Prostate Cancer

After initial primary therapy and possible adjuvant therapy, patients may have persistent PSA or experience a PSA biochemical recurrence, or BCR. These patients are considered for salvage therapy with radiation therapy or radiation therapy in combination with ADT. The decision to chemically castrate through ADT is a clinical question which has not been well addressed by current clinical practice and is a current unmet need.

Castration Resistant Prostate Cancer

The standard-of-care practice for patients who progress after surgery and/or radiation therapy includes treatment with ADT. Despite significant side effects, patients often respond favorably to ADT and observe a decline in their PSA levels. However, patients may experience a PSA BCR, which can occur despite castration through ADT. Patients who have BCR while on ADT are classified as having castration resistant prostate cancer, or CRPC.

There are two clinical states of CRPC, patients who have no metastatic lesions (nmCRPC), and patients with metastatic lesions, often to the lymph nodes or bones, called metastatic CRPC, or mCRPC. Recent completed Phase III randomized clinical trials garnered regulatory approval for a potent class of androgen receptor signaling inhibitors, or ARSis, in the nmCRPC setting. There are four approved ARSis in prostate cancer, including enzalutamide (marketed under the brand name XTANDI by Pfizer Oncology), abiraterone (marketed under the brand name ZYTIGA by Janssen), ERLEADA and NUBEQA. The standard-of-care practice for nmCRPC patients includes administration of an ARSi or treatment with a second ADT. While clear benefit has been demonstrated for prescribing an ARSi over observation in the pivotal trials that supported regulatory approval of the ARSis, the clinical adoption of ARSis in the nmCRPC setting is still not ubiquitous given the cost and uncertain individual patient benefit. In the mCRPC setting, multiple therapeutic strategies exist which include ARSi, chemotherapy, immunotherapy and chemoradiation. It is common for first-line mCRPC therapy to be an ARSi (unless received at nmCRPC), followed by taxane chemotherapy. The immunotherapy, Sipuleucel-T (marketed under the brand name PROVENGE by Dendreon) can be administered in asymptomatic patients, often concurrently with an ARSi. Unmet clinical questions in the CRPC setting focus on the prediction and sequencing of systemic therapies available to improve patient survival.

Metastatic Hormone Sensitive Prostate Cancer

Of all new prostate cancer diagnoses, approximately 14,000 patients (or approximately 8%) per year present as metastatic prostate cancer. This patient population is classified as mHSPC, given they have not yet received chemical castration through ADT. Patients are commonly treated with an ARSi or taxane chemotherapy combined with ADT until they recur, at which point they progress to mCRPC. The most common clinical dilemma for mHSPC patients is whether to receive a more toxic but shorter course of taxane chemotherapy or a less toxic but longer course of an ARSi. Given that the two therapies harbor similar clinical efficacy in the general population, the ability to predict an individual’s therapy response is a current unmet need.

Market Trends in Prostate Cancer

Label Expansion of ARSis

There has been a rapid label expansion of ARSis within the last 24 months, with five new label expansions to earlier clinical states. As ARSis move earlier into patient care, questions of which patients should be administered these therapies and how they will be utilized when compared to other approved therapies, such as radiation therapy, ADT and chemotherapy, are becoming a critical unmet market need. We expect that the need to predict an individual’s benefit to ARSis in context to their benefit to radiation therapy, ADT and chemotherapy in localized prostate cancer, adjuvant, salvage, nmCRPC, mHSPC and mCRPC is one of the emerging precision medicine opportunities for us within the management of prostate cancer.

Genomic Testing Adoption

Approximately 78,000 of the 160,000 patients in the United States with localized prostate cancer have a clinical scenario where genomic testing may help to influence the decision to treat or to monitor a patient through active surveillance as a primary therapy strategy in the Very Low, Low or Favorable Intermediate NCCN risk groups. For these 78,000 patients, we estimate the market utilization of genomic testing is approximately 42%. The utilization of genomic testing in prostate cancer can be compared to predicates existing within the genomic testing of other markets such as in breast and lung cancers. Similar to breast and lung cancers, we estimate that adoption and utilization of genomic testing will increase as both the severity of the disease and treatment options increase. Specifically, with increasing accessibility of genomic testing for higher NCCN risk groups, such as is expected with Unfavorable Intermediate, High and Very High, and LN+ diagnosed patients, we expect a stronger adoption of genomic testing given the increased patient risk of cancer related mortality.

Bladder Cancer

In 2019, it is estimated that approximately 80,000 patients in the United States will be diagnosed with bladder cancer and 18,000 patients will die from this disease. Bladder cancer originates from the lining of the bladder wall and is classified into two different types: non-muscle invasive bladder cancer, which is often non-lethal if treated effectively and MIBC, which can be lethal and requires aggressive therapeutic intervention.

For the approximately 25-30% of patients diagnosed with bladder cancer who present with MIBC, there is strong clinical evidence supporting the use of Neo-Adjuvant Chemotherapy, or NAC, followed by removal of the bladder through a radical cystectomy, or RC. Despite an NCCN recommendation for the use of NAC, utilization of NAC in the United States is estimated at only 15-20%. The low utilization of NAC is generally attributed to higher treatment toxicities given an uncertain individualized patient benefit. While the clinical evidence demonstrates a potentially significant survival benefit for patients receiving NAC prior to surgery, in the community setting, physicians often struggle with identifying which patients will have the most benefit from NAC given the increased toxicity profile. To improve utilization of NAC and more importantly to increase utilization in patients which can be saved from bladder cancer mortality, there is a current unmet need for a test which is both prognostic in order to identify patients who have a tumor biology which is at high risk of upstaging, and predictive in order to identify patients whose tumor is uniquely sensitive to the platinum-based NAC.

Product Overview

We have built and are expanding a prostate cancer product portfolio designed to improve physicians’ decision-making across the prostate cancer care continuum. Our currently marketed prostate cancer offering includes Decipher Biopsy and Decipher RP. Decipher Biopsy utilizes tissue obtained from a prostate diagnostic biopsy, to more accurately determine a patient’s tumor aggressiveness and help improve a physician’s primary therapy decision. The Decipher Biopsy test includes products for Very Low, Low, Favorable Intermediate and Unfavorable Intermediate clinical indications. Decipher RP, which utilizes tissue obtained from an RP, is used for the adjuvant therapy decision to improve a physician’s therapy decision post-surgery.

We are also developing and validating products to address salvage therapy, nmCRPC, mCRPC and mHSPC clinical therapy decisions. Outside of prostate cancer, we are developing a bladder cancer product for use within MIBC. Our product portfolio is summarized below.

Our Marketed Products

Decipher Biopsy and Decipher RP genomic tests report a score derived from a whole transcriptome analysis that provides patient risk estimates of prostate cancer-specific clinical outcomes. These products have been validated in accordance with the requirements of the Clinical Laboratory Improvement Amendments, or CLIA, in a New York State Department of Health certified laboratory. We run our products in our College of American Pathologists, or CAP, accredited, CLIA certified laboratory.

Our products were developed and validated using primary tumor tissue from a large, Mayo Clinic tumor registry cohort (1987-2001) consisting of metastatic prostate cancer patients. Robust, differential RNA expression analysis identified the 22 transcripts that comprise Decipher Biopsy and Decipher RP. These transcripts span across the seven cancer pathways below, including both coding and non-coding RNA, which we believe is the most comprehensive analysis currently on the market.

Importantly, the seven cancer pathways encompass each of the recognized hallmarks of cancer, highlighting the complexity of cancer genomics, and the importance of incorporating expression patterns from multiple pathways, as opposed to a single pathway, in the calculation of genomic risk.

A genomic classifier score, which we refer to as the Decipher Score, and individual percent risk of clinical outcomes, including metastasis and prostate cancer specific mortality, is presented in the Decipher Biopsy and Decipher RP test reports. These reports are independent from clinical features such as tumor grade (Gleason score), PSA and clinical stage.

Decipher Biopsy

Our Decipher Biopsy products are marketed to help physicians treating prostate cancer patients in their primary therapy decision. Highlighted below are key attributes of our Decipher Biopsy products and the treating physicians and patients who use and benefit from our products.

Target Customer: The primary customer is the physician responsible for patient care, who is most often a urologist, but in some multi-disciplinary clinical settings incorporates shared decision making from physicians specializing in radiation oncology, medical oncology and/or pathology.

Test Report: The test reports the Decipher Score which prognosticates a patient’s risk of metastasis within five years. The Decipher Score is intended to improve clinical decision making by helping physicians identify patients who have high risk of metastasis and require more intensive therapy or who have low risk of metastasis and can reduce treatment intensity.

Intended Use Population: We have obtained Medicare coverage for patients classified with the following NCCN risk groups: Very Low, Low, Favorable Intermediate and Unfavorable Intermediate.

Clinical Questions Addressed: Decipher Biopsy is intended to improve clinical decision-making involving consideration of active surveillance (monitoring of the disease), or definitive therapy (most commonly surgical resection of the prostate or radiation therapy to the prostate). Additionally, for higher risk patients, Decipher Biopsy is intended to help predict if a patient will benefit from, and inform on the duration of, the addition of ADT to radiation therapy.

The following is an excerpt of a sample Decipher Biopsy test report.

Example Clinical Scenarios: For patients with lower risk disease, such as NCCN Very Low or Low risk, the current NCCN risk groups alone do not provide enough information to fully aid physicians and patients in determining which patients should pursue definitive therapy, such as a surgery through an RP, radiation therapy or to monitor the disease through PSA, imaging and biopsy. The more accurate Decipher Score provides physicians with additional valuable information. For example, patients with a low Decipher Score have a slow progressing tumor and are safe to consider for active surveillance. Similarly, patients with a high Decipher Score are at risk of metastasis and should pursue definitive therapy, such as an RP or radiation therapy. The following graphic illustrates how Decipher Biopsy can inform a physician’s decision to monitor or pursue definitive therapy.

For patients with intermediate risk disease, such as NCCN Favorable Intermediate or Unfavorable Intermediate risk groups, most patients will be treated with a definitive therapy. However, physicians and patients are left to determine which therapy to choose, such as an RP or radiation therapy and whether the radiation therapy patients should consider the addition of chemical castration through ADT. As demonstrated in the graphic below, in this scenario, patients with a high Decipher Score are at risk of metastasis and should consider a more intensive therapy such as radiation therapy in combination with ADT. Patients with a low Decipher Score have a slow progressing tumor and should consider less intensive therapy, such as radiation therapy alone.

Decipher RP

Our Decipher RP products are currently marketed and sold to physicians treating prostate cancer through the adjuvant therapy decision for patients who have received an RP and are being considered for additional therapy. Highlighted below are key attributes of our Decipher RP products and the treating physicians and patients.

Target Customer: The primary customer is the physician responsible for patient care, who is most often a urologist and radiation oncologist, but in some multi-disciplinary clinical settings incorporates shared decision making from physicians specializing in medical oncology and/or pathology.

Test Report: The test reports the Decipher Score which prognosticates a patient’s risk of metastasis within five years. The Decipher Score is intended to improve clinical decision making by helping physicians identify patients who have high risk of metastasis and require more intensive therapy or who have low risk of metastasis and can reduce treatment intensity.

Intended Use Population: We have obtained Medicare coverage for patients, including for those who have been diagnosed with adverse pathology following an RP and are being considered for additional therapy.

Clinical Questions Addressed: Decipher RP is intended to improve clinical decision-making for determining if patients should receive adjuvant or early salvage radiation therapy or undergo observation and wait for late salvage radiation therapy. Additionally, Decipher RP helps determine if a patient will benefit from the addition of ADT.

The following is an excerpt of a sample Decipher RP test report.

Example Clinical Scenarios: For patients with adverse pathology following an RP, receiving adjuvant or early salvage radiation therapy may improve patient survival from prostate cancer. However, in many patients whose cancer is not likely to metastasize, the treatment only adds costs and negative side effects. In this scenario, patients with a high Decipher Score are at risk of metastasis and should pursue adjuvant or early radiation therapy. Patients with a low Decipher Score have a slow progressing tumor and should consider observation until late salvage therapy. The following graphic illustrates how Decipher RP can inform a physician’s decision to observe or pursue adjuvant therapy.

Our Planned Future Products

Decipher Biopsy: Primary Therapy for Patients in NCCN Risk Groups High and Very High as well as LN+

We have received draft Medicare coverage for Decipher Biopsy for patients in the NCCN risk groups High and Very High, as well as LN+, and expect to receive a final coverage decision in 2020. The primary clinical decisions with these patients are related to predicting patient benefit to treatment intensification primarily around the addition of chemical castration through ADT added to radiation therapy. Additionally, the decision on duration of castration, which is often offered as either a short course at six months or long course at 24 months, must be considered for these patients.

Decipher RP: Salvage Therapy

We have received draft Medicare coverage in the salvage therapy decision setting for Decipher RP for patients who are experiencing a PSA BCR or have a persistently elevated PSA, and expect to receive a final coverage decision in 2020. The primary clinical decisions with these patients are related to predicting patient benefit to treatment intensification mostly around the addition of chemical castration through ADT added to radiation therapy. Additionally, the duration of castration must be considered for these patients.

Decipher Biopsy: mCRPC, nmCRPC and mHSPC Therapy Decisions

In addition to our primary therapy products, we have completed analytic and clinical validation and are in the process of conducting clinical utility trials for three other Decipher Biopsy products in the mCRPC, nmCRPC and mHSPC therapy decision settings. Clinical evidence, such as data reported in the SPARTAN trial, suggests that our products can aid in the prediction of which patients will benefit from receiving a proprietary ARSi. We expect to complete clinical trials supporting clinical utility and plan to submit for Medicare coverage by the end of 2020.

The graphic below illustrates how we believe our marketed products and planned future products in the prostate cancer space will help guide therapy decisions across the prostate cancer care continuum.

Decipher Bladder: MIBC Therapy Decision

Decipher Bladder is designed to support physicians in the bladder cancer MIBC therapy decision. Clinical evidence suggests that Decipher Bladder can aid in the prediction of which patients will benefit from receiving NAC before an RC. We have completed clinical trials and are pursuing Medicare coverage.

Decipher Genomic Tests as Predictive Tests

The market adoption of predictive tests, which predict the response or resistance of a specific drug or drug class, is often faster than that of prognostic tests, due to the clear actionability of prescriptive guidance. In prostate cancer, three major drug classes are utilized which include castration through ADT, proprietary ARSis and taxane-based chemotherapies. With the depth and breadth of therapies available for prostate cancer and the variability of individual patient clinical response and toxicities, the prediction of response to each drug class remains a large unmet medical need. Additionally, in earlier clinical decisions, most patients with prostate cancer will not die from the disease and thus understanding predictive clinical response in relationship to a patient’s propensity to metastasize is important. As a result, we are developing tests that are both prognostic and predictive for each drug therapy category in prostate cancer, derived from our proprietary genomic signatures. To this end, we analyzed Decipher genomic signatures within large randomized clinical trials to inform if our products can help physicians better identify patients who would benefit from the therapy.

For example, in SPARTAN, the Decipher Score was validated for its ability to predict patients who would have increased risk of metastasis with the standard of care (Hazard Ratio = 0.43, p = 0.014; median 14.5 months vs. 22.1 months). Importantly, patients with a high Decipher Score had a greater benefit when given ERLEADA compared to patients with a low Decipher Score.

Additionally, Decipher RP was studied in a Phase 3 randomized controlled trial, RTOG 96-01, where the Decipher Score became what we believe to be the first known biomarker to be clinically validated at predicting metastasis (p=0.003), prostate cancer-specific mortality (p<0.001), and overall survival (p=0.002) from localized prostate cancer in the clinical trial. Additionally, the Decipher Score demonstrated the ability to accurately identify which prostate cancer patients with recurrent disease benefited the most from receiving two years of, bicalutamide, a type of anti-androgen therapy similar to ADT, in recurrent prostate cancer. The data supports that two years of bicalutamide provided no clinical benefit to patients with a low Decipher Score and these patients may have had worse overall survival.

Further, in CHAARTED trial, a Decipher GRID molecular subtyping signature helped predict which prostate cancer patients diagnosed with mHSPC benefited from the addition of the chemotherapy to ADT. The Decipher GRID signature was used to determine that patients with specific molecular subtypes have varying responses to systemic therapies, and investigators from the CHAARTED clinical trial used the signature to profile tumor tissue from trial participants and to identify which patients would receive the most benefit from the addition of taxane chemotherapy. The investigators found that mHSPC patients with the luminal B molecular subtype derived the most benefit from the addition of taxane chemotherapy, with a 55% reduction in risk of death, adding 22 months of median survival (p=0.007). In the trial population tested, 48% of the mHSPC patients were found to have the luminal B molecular subtype. Patients with the remaining molecular subtypes received no significant survival benefit from the addition of taxane chemotherapy (p=0.6).

The Decipher results in the SPARTAN, RTOG 96-01 and CHAARTED clinical trials along with initial results from ongoing clinical trials support that for each drug class, our products have the potential to help predict which patients would have a clinical benefit over the standard of care.

Clinical Data Supporting Decipher Biopsy and Decipher RP

The commercial adoption and reimbursement of high value therapy-directing clinical laboratory tests require the test manufacturer to demonstrate that the test is reasonable and necessary. This often translates into demonstrating that the use of the test will lead to superior outcomes over the non-use of the test. Demonstrating improved outcomes for a test includes observing clinical validity performance, clinical impact and clinical utility. The clinical validity performance refers to the ability of a test to predict a clinically important and relevant endpoint, such as the ability of our products to predict metastasis risk accurately. Clinical impact measures the scope or magnitude of the test result within the current standard of care. This is often measured as a reclassification rate, in our example, the percent of patients who were re-classified to higher or lower risk with the addition of our testing. Clinical utility measures the ability of the test to substantially alter and improve clinical decisions in disease management and improve patient outcomes. Finally, commercial private payors may also examine and incorporate health economic factors into reimbursement decisions.

In 2013, the Center for Medical Technology Policy, or CMTP, published guidelines to directly address the information needs of health policy- and decision-makers responsible for reimbursement and clinical testing recommendations. According to the CMTP, a chain of evidence may be constructed to link clinical validity and clinical utility in situations where there are existing sources of evidence, such as published studies or observational data.

With results from more than 200 total peer-reviewed publications, we believe we have established a chain of evidence demonstrating that both Decipher Biopsy and Decipher RP:

•	have predicted clinical outcomes with higher accuracy than other clinical and pathological risk factors, leading to re-classification of patient risk;

•	have been associated more strongly with clinical outcomes than other clinical and pathological risk factors;

•	can be used to alter treatment-based decisions; and

•	can lead to substantially improved health outcomes.

Clinical Validity of Decipher Biopsy and Decipher RP

The clinical validity of a test refers to its ability to predict a clinically important and relevant endpoint, such as the ability of our products to predict metastasis risk accurately. Decipher Biopsy and Decipher RP have been clinically validated in 27,384 individual patients.

Collectively, these studies, representing patients from clinical practices at academic and community practices, validated our products as a highly accurate risk-stratification tool that consistently predicted clinical outcomes. All clinical validation studies were designed using best-practice guidelines for statistical design, analysis and implementation of biomarker signature validation studies.

Our products have been clinically validated in the following studies as of November 1, 2019.

Publication	Cohort	Number of Patients

Berlin, 2019	Favorable and Unfavorable Intermediate risk prostate cancer patients treated with dose-escalated image guided radiation therapy	121

Falagario, 2019	Favorable and Unfavorable Intermediate risk patients after RP that had pre-operation MRI and post-operation Decipher	509

Herlemann, 2019	Low and Favorable Intermediate risk prostate cancer patients who were candidates for active surveillance but were treated with RP	647

Jambor, 2019	Post-RP men with pre-operation multiparametric, or mp, MRI and post-operation Decipher (2016-2019) without any neoadjuvant or adjuvant therapy	91

Publication	Cohort	Number of Patients

Kim, 2019	Very Low to Favorable Intermediate risk prostate cancer patients who were candidates for active surveillance but were treated with RP	266

Martin, 2019	GG1-2 patients with Low to Intermediate risk prostate cancer who had mpMRI (PI-RADS), an MRI-ultrasound fusion targeted biopsy, and Decipher testing	102

Martini, 2019	Post-RP men with GGG3-4 who had no neoadjuvant treatment and Decipher testing at RP	159

Muralidhar, 2019	Unfavorable Intermediate and High risk men who had Decipher testing at biopsy	3,220

Purysko, 2019	Patients with prostate cancer treated with RP but no pre-operation neoadjuvant treatment with pre-operation PI-RADS v2 MRI results and post-operation Decipher	72

Van den Broeck, 2019	Patients who received RP for high risk, non-metastatic prostate cancer with 10-year, post-RP outcomes data and post-RP Decipher testing	352

Xu, 2019	Low to High risk men (2015-2018) pre-treated with PMSA PET-avidity and regional disease scans	91

Beksac, 2018	Post-RP patients with pre-operation mpMRI and post-operation Decipher testing on corresponding lesion without previous radiation therapy or ADT	206

Cooperberg, 2018	Low to Favorable Intermediate risk prostate cancer patients who were candidates for active surveillance	427

Karnes, 2018	Post-RP, High risk prostate cancer patients with no neoadjuvant treatment; ≥10 years follow-up for living patients	1,054

Radtke, 2018	High risk patients diagnosed with MRI/transrectal ultrasound-fusion biopsy and treated with RP and tested with Decipher	11

Spratt, 2018	Clinical genomic risk stratification system: four multicenter cohorts: two retrospective training and validation cohorts with long-term outcomes and two prospective cohorts for reclassification analysis	6,928

Spratt, 2018	Men with persistently elevated PSA after RP	477

Dalela, 2017	RP patients treated with post-operation radiation or observation from four sites (1190-2010)	512

Klein, 2017	Two cohorts of post-RP patients with low grade Gleason 6 tumors	3,849

Nguyen, 2017	Intermediate to High risk prostate cancer patients treated with radiation therapy + ADT (6-month minimum)	100

Nguyen, 2017	Intermediate to High risk prostate cancer patients who received either RP or radiation therapy ± ADT from 2001–2013	235

Spratt, 2017	High-risk, post-RP men with undetectable PSA after surgery	855

Den, 2016	Post-RP men from commercial use of Decipher (Jan-Sept 2015)	2,342

Freedland, 2016	Post-RP men who received postop salvage radiation therapy	170

Glass, 2016	Post-RP men with localized prostate cancer with no neoadjuvant or adjuvant treatment	224

Publication	Cohort	Number of Patients

Klein, 2016	Very Low to Favorable Intermediate risk, post-RP men with localized prostate cancer	57

Knudsen, 2016	Patients with Decipher Biopsy and RP collected from three institutions	33

Lee, 2016	Two cohorts of High risk, patients treated with RP	2,012

Ross, 2016	Intermediate to High risk localized prostate cancer patients treated with RP with no additional treatment prior to metastasis	260

Ross, 2016	Intermediate to High risk localized prostate cancer patients treated with RP, RP and early or late radiation therapy, or observation (with no neoadjuvant or hormone treatment prior to metastasis)	422

Stoyanova, 2016	Seventeen prostate cancer specimens with mpMRI-guided biopsy results and Decipher results	3

Cooperberg, 2015	Post-RP men with localized prostate cancer who had no neoadjuvant treatment (1990-2009)	185

Den, 2015	Post-RP men with localized prostate cancer who received post-RP radiation therapy without neoadjuvant treatment	188

Klein, 2015	Post-RP men with localized prostate cancer who received no neoadjuvant or adjuvant treatment	169

Den, 2014	Post-RP men with localized prostate cancer who received post-RP radiation therapy without neoadjuvant treatment	139

Ross, 2014	Localized prostate cancer patients after surgery who received no neoadjuvant treatment and experienced BCR	85

Erho, 2013	Post-RP men with localized prostate cancer	545

Karnes, 2013	Post-RP men with localized prostate cancer who received no neoadjuvant treatment	219

Total Number of Studies: 38

Total Number of Patients: 27,384

The graphics below presents the number of individual patients evaluated by institute which represents a cross-section of clinical care including NCCN centers, tertiary academic centers, the Veterans Administration and community practices as of November 1, 2019.

Decipher Biopsy: Primary Therapy Decision

Decipher RP: Adjuvant Therapy Decision

Clinical Prognostic Accuracy of Decipher Biopsy and Decipher RP

The prognostic performance of Decipher Biopsy and Decipher RP was assessed using multivariate analyses as well as the AUC. A baseline to AUC estimates is a coin flip, which has an AUC of 0.50, or a 50% accuracy of correctly estimating a result. It is generally accepted in oncology that an AUC of greater than 0.70 represents a meaningful test accuracy. Our prostate cancer products have demonstrated the ability to predict the most important endpoints for clinical decision making, which include metastasis and prostate cancer mortality, more accurately than clinical and pathological risk factors used in standard practice.

Decipher Biopsy: Primary Therapy Decision

As described in the largest published analysis of any prostate cancer genomics in the primary therapy decision, which included 6,928 patients, Spratt et al. examined the accuracy of both the NCCN risk group and Decipher Biopsy in the prediction of metastasis. The AUCs of Decipher Biopsy in the primary therapy improved the prediction of metastasis from an AUC of 0.68 utilizing the NCCN risk groups alone to an AUC of 0.84 when utilizing the Decipher Biopsy results in combination with NCCN risk groups. This represents that the use of the Decipher Biopsy test accurately predicted metastasis for 84% of patients tested compared to 68% accuracy with NCCN.

Decipher RP: Adjuvant Therapy Decision

For prediction of five-year risk of metastasis, as reported in six peer-reviewed clinical validation studies, the AUCs of Decipher RP alone in the adjuvant therapy setting had an average AUC of 0.80 (median = 0.81, range = 0.75-0.85), representing that the test accurately predicted 80% of patients tested. In contrast, utilizing the clinical variables alone had an average AUC of 0.62 (median = 0.62, range = 0.42-0.83), representing that clinical variables alone accurately predicted 62% of patients.

Clinical Impact of Decipher Biopsy and Decipher RP

Results from 18 clinical trials demonstrated that clinical use of our products leads to reclassification of patient risk subgroups. To assess this prospectively, we compared NCCN risk groups alone to those incorporating Decipher Scores in a cohort of 5,937 prostate cancer patients (977 biopsy, 4,960 RP). Incorporation of our products into the clinical risk classification system identified approximately 15% (17.1% biopsy, 12.8% RP) of NCCN Low risk patients who were reclassified to Intermediate risk, who thus may not be suitable candidates for active surveillance or observation. Conversely, incorporation of the Decipher Score identified approximately 50% (44.4% biopsy, 58.6% RP) of NCCN Favorable Intermediate risk patients who were reclassified as Low risk, which may increase physician and patient confidence that these patients may be suitable candidates for active surveillance or observation. Two additional examples of studies that demonstrated reclassification of clinically-determined patient risk are presented below.

Clinical Utility of Decipher Biopsy and Decipher RP

The clinical utility of a test refers to its ability to substantially alter and improve clinical decisions in disease management and improve patient outcomes. Prospective, randomized clinical trials have demonstrated the ability of our products to substantially alter treatment decisions and subsequently improve patient outcomes. The table below presents the clinical utility studies for our products as of November 1, 2019.

Publication	Setting
Marascio, 2019 (CMS CTR)	Adjuvant therapy decision
Hu, 2018 (MUSIC)	Primary therapy decision
Gore, 2017 (PRO-IMPACT)	Adjuvant therapy decision
Badani, 2015 (ASSESS-D)	Adjuvant therapy decision
Nguyen, 2015 (DECIDE-3)	Adjuvant therapy decision
Michalopoulos, 2014 (PRO-ACT)	Adjuvant therapy decision
Badani, 2013 (DECIDE-1)	Adjuvant therapy decision

In a prospective, observational clinical utility study consisting of 747 newly diagnosed prostate cancer patients within the Michigan Urological Surgery Improvement Collaborative, or MUSIC, a subset of registry patients were tested at biopsy with Decipher Biopsy in the primary therapy setting. In this study, Decipher Biopsy was used by physicians to substantially re-stratify a patient’s risk at the time of biopsy. Additionally, genomic tests, including Decipher Biopsy, substantially increased the use of active surveillance in clinically-determined Favorable Intermediate risk patients who were re-stratified to Low risk. Importantly, these men were spared unnecessary treatment, preserving their quality-of-life. MUSIC’s Roadmap for Management of Men with Favorable-Risk Prostate Cancer specifically recommends Decipher Biopsy as a confirmatory test option that should be performed within six months of diagnosis to increase confidence around appropriate cancer risk-stratification.

In the Marascio, 2019 study, the clinical utility of Decipher RP was examined prospectively in the adjuvant therapy setting to inform the decision of whether to pursue adjuvant salvage radiation therapy over observation/late salvage radiation therapy. As it relates to accuracy of prediction, patients who were categorized as Decipher Low risk and either received adjuvant or late salvage therapy had statistically similar survival rate, supporting our belief that these patients can safely avoid cost and side-effects associated with early radiation therapy. In patients categorized with Decipher High risk, patients who were given adjuvant radiation therapy had a statistically significant reduction in disease progression over those who were observed. In total, 3,910 patients treated by 823 physicians were measured and decisions by physicians were recorded based upon the recommendation to provide adjuvant therapy or observe for salvage therapy. Independent analysis demonstrated that in 39% of cases, physicians changed their decision when receiving the Decipher RP test report. In 30% of cases where there was a plan to delay therapy until the salvage setting, the Decipher RP test results influenced a treatment intensification. Conversely, in 21% of cases where there was a plan for an adjuvant therapy, Decipher RP test results led to a de-intensification and a delay of therapy decision until the salvage setting. Physicians were nine times more likely to recommend adjuvant radiation therapy with a Decipher High result than if they received a Decipher Low result.

Potential Economic Impact of Decipher Biopsy and Decipher RP

In addition to resulting in unnecessary side effects to patients with indolent, localized prostate cancer, overtreatment of these men also is a costly burden. A nationwide, retrospective cohort consisting of 49,692 men with non-metastatic prostate cancer estimated a total three-year patient cost of prostate cancer detection and treatment in men age 70 and older at approximately $1.2 billion, recommending that increased use of active surveillance in low-risk patients could reduce the annual cost by approximately $320 million, or approximately 27%. In the primary therapy decision setting, Decipher Biopsy has been shown to substantially increase the patient economic value for the use of active surveillance, sparing unnecessary, costly treatment.

To investigate the cost-effectiveness of Decipher RP in the adjuvant therapy setting, a Markov model was developed to compare simulated costs and quality-adjusted life years associated with Decipher-guided adjuvant therapy decisions. This model found that the use of our product could be a cost-effective approach for genomic-driven cancer treatment after RP, in addition to its potential to improve clinical outcomes. Independent analysis projected the economic savings of Decipher RP in this setting to be $11,402, inclusive of the cost of the test.

Ongoing Clinical Trials

We have completed 55 clinical trials and currently plan to complete an additional 59 clinical trials. We believe that continued involvement in these clinical trials will help facilitate our inclusion into numerous practice-changing Phase 3 clinical trials, potentially allowing for inclusion into the standard-of-care guidelines. The below table lists a subset of the practice-changing trials that our products have been or could be validated through.

Common Name	Formal Name
RTOG 96-01	Radiation Therapy With or Without Bicalutamide for Recurrent pT3N0 Prostate Cancer After Radical Prostatectomy
CHAARTED	Androgen Ablation Therapy With or Without Chemotherapy in Treating Patients with Metastatic Prostate Cancer
G-MINOR	Genomics in Michigan Impacting Observation or Radiation
STAMPEDE	Systemic Therapy in Advancing or Metastatic Prostate Cancer: Evaluation of Drug Efficacy
SPARTAN	A Study of Apalutamide (ARN-509) in Men With Non-Metastatic Castration-Resistant Prostate Cancer
ERADICATE	Early Intervention after Radical Prostatectomy after Androgen Deprivation Therapy with or without Darolutamide in Men at High Risk of Metastasis by Genomic Stratification
PREDICT-RT	Parallel Phase 3 Randomized Trials for High Risk Prostate Cancer Testing Treatment De-Intensification for Men with Lower Genomic Risk and Treatment Intensification for Men with Higher Genomic Risk

Clinical Data Supporting Decipher Bladder

Our Decipher Bladder test supports physicians in the clinical decision related to predicting which patients will benefit from the addition of NAC. In the MIBC indication, Decipher Bladder has demonstrated clinical evidence that we believe supports Medicare coverage.

The clinical performance of Decipher Bladder has been assessed in a large multi-institutional cohort of NAC patients (n=269) and non-NAC patients (n=476). In this clinical trial, patient tumors classified as high risk (basal), showed statistically significant survival benefit from NAC, compared to those who did not receive NAC. The three-year overall survival rate was 49.2% (p<0.001) in the non-NAC cohort compared with 77.8% (p<0.001) in the NAC cohort.

Additional evidence supporting these findings found that 54% (146/273) of patients who were treated with NAC had improved outcomes. The study identified that high risk (basal) patients were found to have an improved response to NAC with an increased overall survival (17 months vs. 271 months, p<0.001), supporting the predictive utility of Decipher Bladder. The combined data suggests that high risk (basal) patients have a 2.8-fold risk of being upstaged and 2-fold risk of dying in a multivariate model.

Further, the use of immune checkpoint inhibitors has become a standard of care in metastatic bladder cancer and is currently being evaluated in MIBC. Decipher molecular subtypes were evaluated as part of the PURE-01 clinical trial, which evaluated the use of neo-adjuvant KEYTRUDA prior to RC. The analysis identified that one of the Decipher molecular subtypes, Basal Claudin Low, which is associated with poor outcomes with or without NAC, is associated with increased response rates to neo-adjuvant KEYTRUDA. In the clinical trial, 13% (11/84) were classified as Basal Claudin Low, and to date, 100% (11/11) of Basal Claudin Low patients have yet to show a clinical progression following treatment. The Basal Claudin Low subtype is further being evaluated in the BLASST clinical trial for prediction of immune checkpoint inhibitor response.

Decipher GRID

Decipher GRID is our RWE genomic database containing over 85,000 urologic cancer transcriptomes matched to patient demographics and including clinical trial outcome data, which is one of the largest and well-annotated urologic cancer genomic databases in the world. Decipher GRID’s patient data is derived from decades of clinical trials and is continuously being expanded through a growing community of pharmaceutical and academic partners. The diversity of clinical sample inputs, ranging from global clinical trials to standard-of-care practices in urban, suburban and rural centers, help provide a comprehensive view of the future and current states of the practice of urologic cancer care. Decipher GRID is our proprietary engine that drives product development for us, and informs the product development efforts for our pharmaceutical partners.

We are leveraging Decipher GRID outputs to partner with investigators and pharmaceutical companies to help identify patient populations that might benefit from earlier use of proprietary drugs or combination therapeutic strategies, or that are prime candidates for novel therapeutics. We believe the ability to utilize Decipher GRID for continual improvement of both the drug development process and clinical trial strategy provides a clear value proposition with our partners and creates a barrier to entry for competitors who are looking to enter the urological cancer space. Decipher GRID is differentiated by three key characteristics:

•

Whole transcriptome analysis, which provides robust annotated patient samples, including patient demographics, location, physician practice, clinical stage, tumor grade, therapy decision and patient outcomes;

•

Flexible and scalable machine learning and data management infrastructure including proprietary engineering infrastructure, comprehensive machine learning modules and deep learning capacity, which has led to the development of over 300 disease prognosis and drug prediction signatures, which include molecular subtyping signatures; and

•

Breadth and depth of clinical patients information, with data from over 85,000 patients collected from 3,200 urologists and radiation oncologists across community and academic settings and all 28 NCCN centers, including over 15,000 samples from clinical trial outcomes data for clinical validation of predictive and prognostic signatures.

We believe that the key to improving patient outcomes and wellness in urologic cancer care is derived from improved clinical decision making around therapy selection, and the acceleration of new therapies into the standard of care. To accelerate new therapies into the standard of care, novel therapy strategies need to demonstrate clinical evidence of superior patient survival, generally exhibited through thoughtfully designed practice-changing Phase 3 clinical trials.

Recently for example, a Decipher GRID molecular subtyping signature studied in patients from the CHAARTED clinical trial helped predict which prostate cancer patients diagnosed with mHSPC benefited from the addition of chemotherapy to ADT. Patients with mHSPC are commonly treated with an ARSi or taxane chemotherapy combined with ADT until they recur, at which point they progress to mCRPC. The most common clinical dilemma for mHSPC patients is whether to receive a more toxic but shorter course of taxane chemotherapy or a less toxic but longer course of an ARSi. Given that the two therapies harbor similar clinical efficacy in the general population, the ability to predict an individual’s therapy response is a current unmet need.

The Decipher GRID signature was used to show that patients with specific molecular subtypes have varying responses to systemic therapies, and investigators from the CHAARTED clinical trial used the signature to profile tumor tissue from trial participants and to identify which patients would receive the most benefit from the addition of taxane chemotherapy. The investigators found that mHSPC patients with the luminal B molecular subtype derived the most benefit from the addition of taxane chemotherapy, with a 55% reduction in risk of death, adding 22 months of median survival (p=0.007). In the trial population tested, 48% of the mHSPC patients were found to have the luminal B molecular subtype. Patients with the remaining molecular subtypes received no significant survival benefit from the addition of taxane chemotherapy (p=0.6).

Most of the ongoing Phase 3 clinical trials in urologic cancers involve approved therapies but are considered in novel combinations or at different time points along the care continuum. Validating existing therapies for additional points along the disease continuum has contributed to the dramatic improvement of cure rates across other cancer types, such as in the case of childhood leukemias. We believe that the use of our products and/or Decipher GRID can improve these trials through thoughtful selection of patients to receive novel therapeutic strategies. In the past, genomic tests have been utilized as an interventional selection device for standard-of-care therapies. Recently the NCI-sponsored TAILORx trial in breast cancer demonstrated the use of the Oncotype DX Breast cancer score can lead to improved patient outcomes. With the support from academic investigators, co-operative cancer groups and the NCI, and looking to the trial design of TAILORx as an example of definitive improvement of patient outcomes by use of a test, we believe that Decipher GRID can be used to accelerate therapy options for patients afflicted with urologic cancers.

We will be participating in an NCI-sponsored trial, ERADICATE, of NUBEQA, an FDA-approved treatment of nmCRPC. The trial will assess if the drug is useful for high risk localized prostate cancer patients identified by Decipher RP. If this clinical trial is successful, we believe that Decipher RP could be broadly integrated into the standard-of-care in localized prostate cancer for predicting and accelerating early use of NUBEQA for approximately 65,000 patients per year. We also plan to expand Decipher GRID testing to other therapy strategies. We believe if these clinical trials are successful, we can demonstrate the improvement of patient outcomes from our product while also gaining access to new patients for novel proprietary therapeutics. We will also be participating in an NCI-sponsored trial, PREDICT-RT, utilizing early use of ERLEADA and ZYTIGA, both of which are FDA-approved treatments of nmCRPC. The clinical trial will assess if the drugs are useful for High risk localized prostate cancer patients identified by Decipher Biopsy. If this clinical trial is successful, we believe that Decipher Biopsy could be broadly integrated into the standard-of-care in localized prostate cancer for predicting and accelerating early use of ERLEADA and ZYTIGA for patients with High and Very High risk nmCRPC.

The remaining ongoing Phase 3 clinical trials involve novel therapeutics, typically focused on gaining regulatory approval in metastatic urologic cancers. Companion diagnostics strategies have been a well-documented strategy to gain novel drug approvals. We believe our commercial reach, Decipher GRID and a deep pipeline of novel therapies strongly positions us to be utilized for clinical development, patient selection and/or commercial implementation of therapy selection.

We are also currently supporting pharmaceutical companies in important clinical trials, including SPARTAN, the pivotal clinical trial of ERLEADA, which has been approved by the FDA for the treatment of nmCRPC, as well as clinical trials being conducted by Astellas and Dendreon in localized prostate cancer.

Another strategy recently utilized by pharmaceutical companies to increase therapy options is leveraging the 21st Century Cures Act. Pharmaceutical companies are utilizing RWE to demonstrate clinical efficacy of already approved therapeutics in novel patient populations through the analysis of patient medical records, patient outcomes and patient genomic profiles. While access to patient medical records and outcomes are common, access to genomic information requires the testing of patient samples within the standard of care. Next-generation sequencing is the standard of care in non-small cell lung cancer and gaining adoption in colorectal cancer, however the practice of next-generation sequencing among urologic cancers is very limited. We believe that our whole transcriptomic data on over 85,000 annotated patients is industry leading and will help enable RWE for pharmaceutical companies looking to extend their therapies to novel urologic cancer indications. We have developed a pharmaceutical business development team to better service and monetize our pharmaceutical partners in their ability to accelerate novel therapies to patients.

Our Commercial Channel

Sales and Marketing

Our sales and marketing efforts are currently focused on the U.S. prostate cancer market. We employ a direct sales and marketing strategy to educate urologists, radiation oncologists, pathologists and other physicians on the clinical and economic benefits of our products. Our sales approach is clinical, and our team is trained to articulate the scientific evidence behind our products and how they influence the clinical care pathway, with the aim of ultimately improving patient outcomes. Our sales force is focused on educating and informing the entire patient care team of clinicians, nurses, laboratory and pathology personnel and office administrators, on the appropriate use and value of our genomic test.

As of March 1, 2020, our sales team covered 19 territories across the United States. Our sales territories are specifically aligned with the high-volume surgeons and radiation oncologists within the United States. Of the approximately 16,000 active U.S.-based urologists and radiation oncologists, the majority of prostate cancer patients are treated by approximately 2,700 physicians. These high-volume potential physicians are concentrated within major metropolitan areas across the United States. As part of our expansion strategy, we have prioritized territories with the greatest concentration of high-volume physicians in addition to other factors, such as age of the male population and commercial reimbursement. In August 2019, we initiated a sales expansion strategy to expand our sales team from 12 sales representatives to approximately 25 by the end of 2020. As of March 1, 2020, our sales team consisted of 19 representatives. We believe our expansion plan is well supported to deliver average per territory revenue consistent with existing performance. Our sales support staff of account managers, medical affairs, customer service representatives, marketing associates and sales operations will also scale with the growth of the sales team; however, the relationship is not linear and therefore we expect moderate increases in these respective areas over the next two years.

As of August 2019, we built a pharmaceutical business development team focused on gaining additional revenue-generating pharmaceutical partnerships.

Medical Affairs

We also deploy an experienced medical affairs group to assist education of treating physicians and KOLs, to identify and engage sites for our sponsored clinical trials and to evaluate collaborative study opportunities. Our medical affairs strategy complements our sales and marketing and clinical research operations efforts.

Reimbursement

The primary source of revenue for our products is reimbursement from third-party payors, which includes government payors, such as Medicare and Medicaid, and commercial payors, such as insurance companies. Achieving broad coverage and reimbursement of our current products by third-party payors and continued Medicare coverage are key components of our financial success. New coverage by government and third-party payors for our pipeline tests will be important over time.

Government Third-Party Payors

Medicare coverage is limited to items and services that are within the scope of a Medicare benefit category and that are reasonable and necessary for the diagnosis or treatment of an illness or injury. Medicare coverage is provided pursuant to a local coverage determination, or LCD, that is made through an evidence-based process by Medicare Administrative Contractors, or MACs, with opportunities for public participation.

We have two active final LCDs, issued by Palmetto and adopted by Noridian. Our first LCD is for Decipher RP in the NCCN Low risk group. We estimate that the Medicare eligible population represents close to 50% of this addressable market. Our second LCD is for Decipher Biopsy, in the NCCN Very Low or Low risk group who have undergone a prostate biopsy. We estimate that the Medicare eligible population represents close to 50% of this addressable market. For the years ended December 31, 2018 and December 31, 2019, approximately 30% and 47%, respectively, of our revenue was derived from Medicare patients.

In the last 12 months alone, we received Medicare coverage for four additional products and have received draft Medicare coverage for four more products. Once we receive final coverage determinations for these products, our genomic tests will cover all Medicare beneficiaries for primary, adjuvant and salvage therapy decisions.

Commercial Third-Party Payors

We are actively engaged in efforts to achieve broad commercial coverage and reimbursement for our current and future products, followed by contracting with commercial payors. Achieving positive coverage reduces the need for appeals and reduces failures to collect from the patient’s commercial payor. Additionally, achieving in-network contracts with third-party payors can shorten the time required to receive payments. Our approach to commercial payment is centered on impacting our standing in NCCN guidelines. We seek to accomplish this through continued clinical validation in practice-changing large randomized clinical trials and scientific publications. Our strategy works to address payors at the national level in addition to high claim volume regional payors, which we have identified based on our current territory coverage. We have positive policy coverage for Decipher Biopsy and Decipher RP covering approximately 43 million lives, and while we have contracts for reimbursement with only a limited number of commercial payors, we are actively pursuing additional commercial payor contracts.

Competition

We are focused on providing high value prognostic and predictive solutions that inform critical clinical decisions spanning the prostate cancer care continuum and expanding our focus into bladder cancer.

Our principal competition comes from existing traditional clinical and pathology staging criteria, such as the NCCN risk groups, which has been the standard of care in the United States for many years. For clinical questions associated with active surveillance or definitive therapy (surgery or radiation) in Very Low and Low risks groups, we are aware that Metamark Genetics, Inc.’s ProMark prostate cancer tests are included in the NCCN guidelines, meaning we may compete with these tests. For clinical questions associated with active surveillance or definitive therapy (surgery or radiation) in Very Low, Low and Favorable Intermediate NCCN risk groups, we compete with Genomic Health, Inc.’s Oncotype Dx prostate cancer test (Genomic Health, Inc. was recently acquired by Exact Sciences Corporation) and Myriad Genetics, Inc.’s prostate cancer tests. Compared to our main competitors, we are the only company solely focused in urological cancers, which we believe provides us a competitive advantage.

We are unaware of late-stage work being performed to develop and validate a product that would compete with Decipher Biopsy in the area of ADT, ARSis or chemotherapy benefit, which encompasses Medicare covered indications for Favorable Intermediate and Unfavorable Intermediate, and planned expansion to High risk and Very High risk nmCRPC. We are unaware of late-stage work being performed to develop and validate a product that would compete with Decipher RP in the area of ADT benefit which encompasses patients with adverse pathology following surgical resection of their prostate. We are unaware of late-stage work being performed to develop and validate a product that would compete with Decipher Biopsy in the area of mHSPC therapy selection. Similarly, we are unaware of late-stage work being performed to develop and validate a product that would compete with Decipher Bladder in the area of NAC benefit in MIBC.

We are aware of late-stage work being performed to develop and validate a product that could compete with Decipher Biopsy for some mCRPC therapy selection tests, which may include competition from Foundation Medicine, Inc. and Myriad Genetics for prediction of PARP inhibitors and of an existing product from Genomic

Health for prediction of chemotherapy selection. In the future, we may also face competition from companies developing new products and technologies.

In addition, our competitors may successfully develop and market in vitro diagnostic, or IVD, test kit versions of their diagnostic tests for prostate cancer. If market dynamics change in favor of IVD test kits, which physicians may prefer for various reasons such as in-office testing convenience, our ability to successfully compete may be limited unless and until we develop IVD test kit versions of our genomic tests. In addition, IVD test kits may facilitate commercial efficiencies as well as broader patient access, which may give any of our competitors who successful develop an IVD test kit version of their diagnostic tests a competitive advantage over us. We do not presently plan to develop IVD test kit versions of our genomic tests due to the significant capital expenditures that would be required.

The genomic testing industry is characterized by rapidly advancing technologies, intense competition and strong emphasis on proprietary products. Some of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do. Mergers and acquisitions may result in even more resources being concentrated in our competitors. These same competitors may invent technology that competes with our products. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and participating in clinical trials.

Additionally, projects related to cancer diagnostics and particularly genomics have received increased private and government funding, both in the United States and internationally. These projects, as well as publicly accessible or privately maintained databases, may be competitive with or decrease the attractiveness of using Decipher GRID.

We believe the principal competitive factors in our target market include: the value of the information our tests provide to physicians and patients and the accuracy of test results; quality and strength of clinical and analytical validation data; the extent of reimbursement; inclusion in clinical guidelines; sales and marketing capabilities; and level of use by pharmaceutical partners and academic centers in clinical trials.

Operations

We perform our tests in our 28,400 square-foot facility located in San Diego, California. The laboratory at this facility is CAP-accredited, CLIA-certified, New York State Department of Health permitted and licensed in many states, including California, Florida, Maryland, Pennsylvania and Rhode Island.

The laboratory is staffed by a full-time team of laboratory technicians, histologists, automation engineers, clinical laboratory scientists, a board-certified pathologist, medical and laboratory director and quality management personnel. We estimate the current annual sample processing capacity of the lab is approximately 14,000. We have initiated the process of automating portions of assay workflow, the results of which are expected to increase annual processing capacity by 6,000 samples by the end of 2020. We believe this is sufficient capacity to accommodate our next 12 months of growth; however, we may need to add additional laboratory personnel beyond that time.

Our Testing Process

Our testing process includes specimen retrieval, laboratory processing, analysis and reporting. All major processing steps utilize quality control to help ensure consistent and reproducible results. Once testing has begun, these processes allow us to deliver greater than 97% of results successfully and 80% of results within 12 calendar days from the day of sample receipt.

Upon receipt, orders and samples are processed through a proprietary and custom-developed laboratory information management system which, in addition to tracking sample chain of custody, initiates and tracks accessioning, sample eligibility, technical data generation, algorithmic analysis and results reporting. The majority of samples are received as paraffin embedded sections from a formalin fixed tissue specimen, or FFPE. Each sample is reviewed by a pathologist to identify the tumor lesion with the highest Gleason score/tumor grade for testing. The identified region of sample is excised from the specimen block and prepared for RNA extraction. Our extraction process has been optimized to extract RNA from FFPE urologic cancer samples. The extracted RNA is then purified, and reverse-transcribed into complementary DNA, or cDNA. cDNA is then amplified, labeled and hybridized to a custom oligonucleotide whole-transcriptome based microarray, analyzed for quality control and normalized using approximately 50,000 control probes. The graphic below depicts our product workflow.

For each patient, the Decipher proprietary Random Forest algorithm generates a continuous genomic-risk that is reported as a Decipher Score, ranging from 0 to 1.

Supply Chain

We utilize large multi-national vendors for our supply chain. Most reagents and materials are sourced from a single vendor and would require qualification to transition to a different vendor. To mitigate risk, we employ a multi-month, multi-lot safety stock strategy to help ensure an uninterrupted supply of reagents and materials to the laboratory. In the event a latent defect is identified, the lot of material in use is immediately quarantined and switched to an alternative vendor lot that has been previously qualified for use.

In June 2019, we entered into a supply agreement with our largest vendor, Affymetrix, Inc., a subsidiary of Thermo Fisher Scientific Inc., to provide products used in our commercial operation.

Intellectual Property

We strive to protect and enhance our proprietary technologies, including by seeking and maintaining patents directed to our genomic tests and associated biomarkers, their methods of use and any other inventions that are important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we choose not to file for patent protection. We also maintain a trademark portfolio to protect the trade names associated with our products and services.

We seek to obtain and maintain patent and other proprietary protection for commercially important technology and inventions and know-how related to our business, and to defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of genomics-based cancer diagnostics, risk stratification and drug response prediction.

We own or have exclusive rights to more than a dozen patent families related to our technology. These are directed to gene expression signatures (combinations of gene expression measurements coupled to machine learning algorithms) which are used to ascertain tumor metastatic potential and response to specific cancer therapies. Specifically, we are the co-owner with Mayo Foundation for Medical Education and Research, or Mayo Foundation, of a patent family directed to biomarkers used in our Decipher Biopsy and Decipher RP products. An application in this family is pending in the United States (U.S. App. No. 13/968838), which has pending claims directed to methods of diagnosis to guide treatment, and additional applications within the family are pending or have issued as patents in certain foreign jurisdictions, including: Australia (AU 2013302365; issued method claims); Canada (CA 2881627, pending method composition of matter claims); Europe (EP 2885640, issued method claims); and Hong Kong (HK 1210832; issued). We expect that any patents that have issued or may issue from this patent family will expire no earlier than August 2033. We are the exclusive licensee of Mayo Foundation’s joint ownership interest in this patent family pursuant to the Mayo License agreement described below. In addition, we are the exclusive licensee of a patent family assigned to The Regents of The University of Michigan, pursuant to the Michigan License described below, that is also directed to certain of the biomarkers used in our Decipher Biopsy and RP products. We have an issued patent and two pending applications from this family in the United States, including U.S. Patent No. 10407735, and U.S. App. Nos. 16/453195 and 16/523008, which are both directed to methods of diagnosis to guide treatment. Additional applications are pending/issued in several foreign jurisdictions, including: Australia (AU 2011329753; issued method and composition of matter claims, AU 2015242941; issued method claims, AU 2017276340; pending method claims); Canada (CA 2818486; issued method claims, CA3012765; pending method claims); China (ZL201180065510.1; issued method of use and composition of matter claims); and Europe (EP 2640854; issued method claims, EP 3336200; pending method claims). We expect that any patents that have or may issue from this family will expire no earlier than November 2031.

In addition to these two patent families directed to our Decipher Biopsy and Decipher RP products, we are the sole owner of two patent families directed to the use of non-coding and coding RNA for cancer diagnostics, including prostate cancer. In the United States, applications in these families are pending, including U.S. App. No. 15/092468, directed to methods of diagnosis to guide treatment, and U.S. App. No. 16/717707, directed to methods of diagnosis to guide treatment and compositions of matter. In addition, one patent (U.S. 10513737), directed to methods, has issued from these families. Applications in these families are also pending/issued in certain foreign jurisdictions, including: Australia (AU 2012352153; issued method claims); and Europe (EP 12857492.8; allowed method claims). Any patents that have or may issue from these families are expected to expire no earlier than May 2029 or December 2032.

As discussed above, we are developing several potential future commercial products related to the selection of treatment for prostate cancer, including expanded indications for our Decipher Biopsy and Decipher RP products. We own or have exclusive rights to several patent families directed to these potential future commercial products. For example, we are the sole owner of a patent family directed to a group of biomarkers for predicting prostate cancer metastasis and identifying tumor aggressiveness. Applications in this patent family are pending in the United States (U.S. App. No. 15/977249; pending method) and several foreign jurisdictions, including: Australia (AU 2018266733; pending method and composition of matter claims); Canada (CA 3062716; pending method and composition of matter claims); and Europe (EP 18797657.6; pending method and composition of matter claims). Any patents that may issue from this patent family are expected to expire no earlier than May 2038.

In addition to our products for prostate cancer, we are developing a potential future commercial product related to predicting which bladder cancer patients will benefit from receiving NAC therapy before surgical resection of the bladder. We are the co-owner with The University of British Columbia of a patent family directed to the use of specific genomic signatures for the purpose of subtyping bladder cancers to identify patients that will respond to NAC such as cisplatin and immunotherapy. We are the exclusive licensee of The University of British Columbia’s joint ownership interest in this patent family pursuant to a license agreement. Applications in this family are pending in the United States (U.S. App. No. 15/875871; pending method and composition of matter claims) and several foreign jurisdictions, including Australia (AU 2018210695; pending method and composition of matter claims); Canada (CA 3050984; pending method and composition of matter claims); and Europe (EP 18741649.0; pending method and composition of matter claims). We expect that any patents that may issue from this family will expire no earlier than January 2038.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the nonprovisional application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-expiring patent. The expected expiration dates listed above assume that no terminal disclaimers will be filed. A patent term can also be lengthened in certain countries, including the United States, under circumstances where there is a delay associated with approval from a governmental regulatory agency.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We seek trademark protection in the United States and internationally where available and when appropriate. We have registered the trademarks “DECIPHER” and “INFORMATION FOR LIFE”, in the United States, the European Union and a few other jurisdictions. We have also registered the trademarks “DECIPHER GRID” and “GRID” in the United States, and have a pending application for the trademark “DECIPHER BIOSCIENCES.”

License Agreements

2013 Michigan License

In January 2013, we entered into a license agreement, or the Michigan License, with the Regents of the University of Michigan, or Michigan, pursuant to which Michigan granted us an exclusive worldwide license to research, develop, make, import, use, market and sell any product or process, or a Michigan Licensed Product, that uses certain patents and patent applications of Michigan related to ncRNA, or the Michigan Patents, in diagnostic tests for all uses except tests formatted for blood or urine samples, for which Michigan granted us a license that is co-exclusive with Michigan. The base assay for Decipher Biopsy and Decipher RP contain markers disclosed in the Michigan Patents. We are required to use commercially reasonable efforts to develop and market at least one Michigan Licensed Product. We also have the right to grant sublicenses through multiple tiers to third parties. Michigan retained the right to use the Michigan Patents for internal non-commercial research, public service, and/or educational purposes, with the further right to grant these same rights to other non-profit research institutions. Michigan also retained the right to use the Michigan Patents for activities involving care of Michigan’s own patients, including fee-for-service diagnostic testing. Further, because the Michigan Patents were developed in part by the Howard Hughes Medical Institute, or HHMI, the Michigan License is subject to HHMI’s rights to use the Michigan Patents for HHMI’s research purposes. In addition, the rights licensed under the Michigan License are subject to certain rights of the federal government consistent with the Bayh-Dole Act for federally-sponsored research.

In consideration of the rights granted, we paid Michigan a one-time fee of $50,000. In addition, we are required to pay semi-annual tiered royalties based on a percentage from the low to mid-single digits of net sales of each Michigan Licensed Product. Net sales for a particular Michigan Licensed Product will be calculated based on the relative contribution of the Michigan Patents in such Michigan Licensed Product, and is subject to adjustments in certain circumstances. Our royalty obligations are payable on a Michigan Licensed Product-by-Michigan Licensed Product and country-by-country basis from the first commercial sale of a Michigan Licensed Product in any given country. In the absence of patent rights for a Michigan Licensed Product in a given country, our royalty obligations decrease to the low single digits of net sales of each Michigan Licensed Product. We were also required to pay Michigan a minimum annual fee of $10,000, which increased to $25,000 upon the first commercial sale of a Michigan Licensed Product, with such annual fees credited against royalty payments we pay Michigan. In addition, if we choose to sublicense to any third parties, we are obligated to pay Michigan a percentage in the low-end of the 10% to 20% range of any sublicense fees we receive. We are also obligated to pay Michigan up to a total of $225,000 in milestone payments upon the achievement of specified levels of product sales.

Pursuant to the Michigan License, we have agreed to indemnify Michigan and its affiliates against any and all third-party claims, including product liability actions, arising from or in connection with any manufacture, use, sale or other disposition of products or processes related to the Michigan Patents. Our royalty obligations will terminate upon the expiration of the Michigan Patents in a given country, or in the absence of patent rights for a Michigan Licensed Product in a given country, our royalty obligations will terminate seven years after the first commercial sale of a Michigan Licensed Product in such country. The Michigan License will continue until the end of our royalty obligations to Michigan, at which time the license granted to us under the Michigan License will become a fully paid-up, perpetual, irrevocable license. However, the Michigan License may also be terminated by either party in the case of a material breach or default, and we may terminate for convenience at any time by giving 90 days’ written notice to Michigan. Further, if we challenge the validity or enforceability of any Michigan Patents through legal action, Michigan may immediately terminate the Michigan License upon written notice.

2013 Mayo License

In February 2013, we entered into a patent and know-how license agreement, or the Mayo License, with Mayo Foundation pursuant to which Mayo Foundation granted us an exclusive worldwide license to make, use, sell and import any product, process or service, or a Mayo Licensed Product, that uses certain patents and patent applications of Mayo Foundation, or Mayo Patents. Mayo Foundation also granted us a nonexclusive license to use certain information and know-how, or Mayo Know-How, to develop, make, use, sell and import Mayo Licensed Products and to discover or validate biomarkers or otherwise perform research as part of our continued research program. Decipher Biopsy and Decipher RP were developed in part using Mayo Know-How. Furthermore, Mayo Foundation granted us all rights to sublicense the Mayo Patents and Mayo Know-How, or collectively, the Mayo Technology, to third parties through multiple tiers, subject to Mayo Foundation’s approval, which may not be unreasonably withheld. Additionally, if our use of the Mayo Technology infringes on any other Mayo Foundation owned or controlled patents, patent applications or related know-how, or the New Mayo Technology, Mayo Foundation granted us an option to obtain a license from Mayo Foundation for the New Mayo Technology on commercially reasonable terms to be negotiated in good faith, and we may reduce our payments to Mayo Foundation under the Mayo License by the amount actually paid for the licensed New Mayo Technology. In addition, the rights licensed under the Mayo License are subject to certain rights of the federal government consistent with the Bayh-Dole Act for federally-sponsored research.

Pursuant to the Mayo License, we paid Mayo Foundation a one-time upfront fee of $100,000 and issued Mayo Foundation a warrant to purchase 167,500 shares of our common stock at an exercise price of $11.40 per share. We paid Mayo Foundation an annual maintenance fee of $15,000 until the first commercial sale of a Mayo Licensed Product. In addition, we are required to pay Mayo Foundation semi-annual royalties based on a percentage in the low single-digit range of net sales of each Mayo Licensed Product. Net sales for a particular Mayo Licensed Product will be calculated based on the relative contribution of the Mayo Patents and Mayo Know-How in such Mayo Licensed Product, which relative contribution shall not be below a percentage near the middle of the 20% to 30% range, and is subject to adjustments in certain circumstances. Our royalty obligations are payable on a Mayo Licensed Product-by-Mayo Licensed Product and country-by-country basis from the first commercial sale of a Mayo Licensed Product in any given country. If we choose to sublicense the Mayo Technology to any third parties, we are obligated to pay Mayo Foundation a percentage in the mid-teens of any sublicense fees we receive. We were also obligated to pay Mayo Foundation a one-time milestone payment of $250,000 upon the achievement of a specified level of cumulative net sales of all Mayo Licensed Products, which has been fully paid.

Under the Mayo License, we granted Mayo Foundation a sublicense to make, use, and sell Mayo Licensed Products within Mayo Foundation’s and its affiliates’ clinics and hospitals. Mayo Foundation is required to pay us a royalty based on a percentage in the low single-digit range of net sales of each Mayo Licensed Product used or sold within Mayo Foundation’s and its affiliates’ clinics and hospitals.

We have agreed to indemnify Mayo Foundation and its affiliates against any and all third-party claims arising from or in connection with any manufacture, use, sale or other disposition of products or processes related to the Mayo Technology, except where the claim is based on Mayo Foundation’s gross negligence, willful misconduct, or material breach of the Mayo License. The Mayo License will continue until the end of our royalty obligations to Mayo Foundation with respect to each Mayo Licensed Product on a country-by-country basis, unless terminated earlier, at which time the license granted to us under the Mayo License will become a fully paid-up, perpetual, irrevocable license. Our royalty obligations will terminate upon (1) for a Mayo Licensed Product that contains at least one biomarker using Mayo Patents, the expiration of the Mayo Patents in a given country, or (2) for a Mayo Licensed Product that does not contain a biomarker using Mayo Patents but contains at least one biomarker using Mayo Know-How, seven years after the first commercial sale of such Mayo Licensed Product in such country. We may terminate the Mayo License unilaterally for convenience upon 90 days’ written notice and either party may terminate the agreement in the event of the other party’s default under the Mayo License that remains uncured for 90 days after receipt of notice from the nonbreaching party. Further, if we or any of our affiliates challenge the validity, enforceability, or scope of any Mayo Technology through legal action, Mayo Foundation may terminate the Mayo License upon written notice.

University of British Columbia License Agreement

In February 2015, we entered into a license agreement, or the UBC License, with the University of British Columbia, or UBC, pursuant to which UBC granted us an exclusive worldwide license to use certain patents, patent applications, information and know-how related to prognostic bladder cancer classifiers, or the UBC Technology, to develop, manufacture and commercialize any product or service that uses UBC Technology, or a UBC Licensed Product. We also have the right to sublicense the UBC Technology through multiple tiers to third parties, provided such sublicenses comply with the terms of the UBC License and we provide UBC a copy of each sublicense agreement within 30 days of execution.

In consideration of the rights granted, UBC will receive an annual license fee starting January 1, 2018. In addition, we are required to pay UBC semi-annual royalties based on a percentage in the low single-digit range of gross sales of each UBC Licensed Product. Gross sales for a particular UBC Licensed Product will be calculated based on the relative contribution of the UBC Technology in such UBC Licensed Product, which relative contribution shall not be below a percentage in the low-end of the 30 to 40% range, and is subject to adjustments in certain circumstances. Our royalty obligations are payable on a UBC Licensed Product-by-UBC Licensed Product basis from the first commercial sale of a UBC Licensed Product. In addition, if we choose to sublicense the UBC Technology to any third parties, we are required to pay UBC a percentage near the middle of the 10% to 20% range of any sublicense fees we receive. UBC is also eligible to receive up to a total of $350,000 in milestone payments, denominated in Canadian dollars, upon the achievement of specified levels of product sales, of which $50,000 in Canadian dollars has been paid.

Pursuant to the UBC License, we have agreed to indemnify UBC and its affiliates against any and all third-party claims or losses arising from or in connection with the exercise of any rights under the UBC License. The UBC License will continue until the expiration of all payment obligations, unless terminated earlier, at which time the license granted to us under the UBC License will become a fully paid, royalty free, perpetual, irrevocable license. Our royalty obligations are on a product-by-product basis and will terminate upon the expiration of the patent rights applicable to the UBC Technology. The UBC License terminates automatically if we enter into any bankruptcy or insolvency proceedings and such proceedings are not dismissed within 90 days. Additionally, UBC may terminate the UBC License if, among other reasons, we (1) sublicense the UBC Technology without complying with the terms of the UBC License, (2) use UBC’s trademarks, reference UBC in any advertising or publicity, or issue a press release regarding the UBC License or UBC Technology without UBC’s prior written consent or (3) fail to maintain certain types of insurance, including public liability and commercial general liability insurance. Further, either party may terminate the agreement in the event of the other party’s breach under the UBC License that remains uncured for 60 or 90 days, depending on the type of breach, after receipt of notice from the non-breaching party.

Government Regulation and Product Approval

Regulations

Clinical Laboratory Improvement Amendments of 1988

As a clinical reference laboratory, we are required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, we are required to hold a certificate applicable to the type of laboratory tests we perform and to comply with standards applicable to our operations, including test processes, personnel, facilities administration, equipment maintenance, recordkeeping, quality systems and proficiency testing, which are intended to ensure, among other things, that clinical laboratory testing services are accurate, reliable and timely. We must maintain CLIA compliance and certification to be eligible to bill for clinical laboratory services provided to federal health care program beneficiaries.

To renew our CLIA certificate, we are subject to survey and inspection every two years to assess compliance with program standards. Because we are a College of American Pathologists, or CAP, accredited laboratory, the Centers for Medicare & Medicaid Services, or CMS, does not perform this survey and inspection, and instead relies on our CAP survey and inspection. The CAP accreditation program involves unannounced on-site inspections of our laboratory. CAP is an independent, non-governmental organization that accredits laboratories nationwide on a voluntary basis and that has been recognized by CMS as an accreditation organization to inspect laboratories to determine adherence to CLIA standards. We also may be subject to additional unannounced inspections. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory that is certified as “high complexity” under CLIA may develop, manufacture, validate and use proprietary tests referred to as laboratory developed tests, or LDTs. CLIA requires analytical validation including accuracy, precision, specificity, sensitivity and establishment of a reference range for any LDT used in clinical testing. The regulatory and compliance standards applicable to the testing we perform may change over time, and any such changes could have a material effect on our business.

Penalties for non-compliance with CLIA requirements include a range of enforcement actions, including suspension, limitation or revocation of the laboratory’s CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil monetary penalties, civil injunctive suit or criminal penalties.

State Laboratory Licensing

In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. We currently provide laboratory services in all 50 states and maintain a California laboratory license and out-of-state laboratory licenses in states that require the licensure of out-of-state laboratories that accept specimens from those states, specifically New York, Maryland, Pennsylvania and Rhode Island.

The New York clinical laboratory laws and regulations are especially stringent. In particular, New York law mandates proficiency testing for laboratories licensed under New York state law, regardless of whether such laboratories are located in New York. We have received written approval from the New York Department of Health, or NYSDOH, to offer Decipher Biopsy and Decipher RP in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the NYSDOH may suspend, limit, revoke or annul the laboratory’s New York license, censure the holder of the license, or assess civil money penalties.

Federal Oversight of Laboratory Developed Tests

The laws and regulations governing the marketing of clinical laboratory testing and diagnostic products are evolving, extremely complex and, in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Clinical laboratory tests are regulated under CLIA, as administered by CMS, as well as by applicable state laws. In addition, the Federal Food, Drug and Cosmetic Act, or FDCA, defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. Our in vitro testing products are considered by the FDA to be subject to regulation as medical devices. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, pre-market clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to in vitro diagnostics that are designed, manufactured, and used within a single laboratory for use only in that laboratory. These tests are referred to as LDTs. We believe our diagnostic testing products qualify as LDTs and, thus, are currently subject to the FDA’s enforcement discretion and are not subject to the FDA’s oversight.

Legislative and administrative proposals proposing to amend FDA’s oversight of LDTs have been introduced in recent years and we expect that new legislative and administrative proposals will continue to be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements for us to continue to offer our LDTs or to develop and introduce new tests as LDTs. For example, in recent years, FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. Specifically, on July 31, 2014, the FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. On October 3, 2014, the FDA issued two draft guidance documents titled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs),” or the Framework Guidance, and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs),” or the Reporting Guidance. The Framework Guidance stated that FDA intends to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the classification of medical devices generally in Classes I through III. The Reporting Guidance would have further enabled FDA to collect information regarding the LDTs currently being offered for clinical use through a notification process, as well as to enforce its regulations for reporting safety issues and collecting information on any known or suspected adverse events related to the use of an LDT.

Although the FDA halted finalization of these guidance documents in November 2016 to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution, and the FDA issued a discussion paper on possible approaches to LDT regulation in January 2017, the FDA could ultimately modify its current approach to LDTs in a way that would subject our products marketed as LDTs to additional regulatory requirements. Moreover, legislative measures have could likewise result in a change to the approach to FDA’s regulation over LDTs, including a requirement for premarket review of LDTs, among other things.

Medical Device Regulatory Framework

Pursuant to its authority under the FDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, in vitro diagnostic devices, or IVDs. The FDA regulates, among other things, the research, design, development, pre-clinical and clinical testing, manufacturing, safety, effectiveness, packaging, labeling, storage, recordkeeping, pre-market clearance or approval, adverse event reporting, marketing, promotion, sales, distribution and import and export of medical devices. Although we currently market our proprietary testing products as LDTs, which are currently subject to FDA enforcement discretion, we could be subject to more onerous FDA compliance obligations in the future. Specifically, if the FDA begins to actively regulate LDTs, then, unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States could require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a premarket approval, or PMA, application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees.

Device Classification

Under the FDCA, medical devices are classified into one of three classes (Class I, Class II or Class III) depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to General Controls for Medical Devices, which require compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. While some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below, most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, as well as Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk, such as life-supporting, life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time-consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

The 510(k) Clearance Process

Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to a PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) premarket notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. The de novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class III but which are low to moderate risk. A manufacturer can submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. De novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to FDA.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to determine whether the proposed change requires a new submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by an internal letter-to-file in which the manufacture documents its reasoning for why a change does not require premarket submission to the FDA. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing 510(k)-cleared device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite application(s).

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals and on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the

510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

The PMA Approval Process

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.

Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be shown safe or effective to the FDA’s satisfaction;

•	the data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. New PMA applications or PMA supplements may also be required for modifications to any approved diagnostic tests, including modifications to our manufacturing processes, device labeling and device design, based on the findings of post-approval studies.

The Investigational Device Process

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an investigational device exemption, or IDE, application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE—without affirmative submission of an IDE application to the FDA—once certain requirements are addressed and Institutional Review Board, or IRB, approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. Submission of an IDE will not necessarily result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.

Such clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA for any clinical trials subject to FDA oversight. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a 510(k) premarket notification, for numerous reasons.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of ‘‘off-label’’ uses of cleared or approved products;

•	requirements related to promotional activities;

•

clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Device manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, including the following:

•	issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	requesting or requiring recalls, withdrawals, or administrative detention or seizure of our products;

•	imposing operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

Federal and State Physician Self-Referral Prohibitions

We are subject to the federal physician self-referral prohibitions, commonly known as the Stark Law, and to comparable state laws. Together these restrictions generally prohibit us from billing a patient or governmental or private payor for certain designated health services, including clinical laboratory services, when the physician ordering the service, or a member of such physician’s immediate family, has a financial relationship, such as an ownership or investment interest in or compensation arrangement with us, unless the relationship meets an applicable exception to the prohibition. Several Stark Law exceptions are relevant to many common financial relationships involving clinical laboratories and referring physicians, including: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements, and (4) personal services arrangements that satisfy certain requirements. The laboratory cannot submit claims to the Medicare Part B program for services furnished in violation of the Stark Law, and Medicaid reimbursements may be at risk as well.

Sanctions for a Stark Law violation include the following:

•	denial of payment for the services provided in violation of the prohibition;

•	refunds of amounts collected by an entity in violation of the Stark Law;

•	a civil penalty of up to $24,748 for each bill or claim for a service arising out of the prohibited referral;

•	the imposition of up to three times the amounts for each item or service wrongfully claimed;

•	possible exclusion from federal healthcare programs, including Medicare and Medicaid; and

•	a civil penalty of up to $164,992 for each arrangement or scheme that the parties know (or should know) has the principal purpose of circumventing the Stark Law’s prohibition.

These prohibitions apply regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the federal False Claims Act, or the FCA, which can result in additional civil and criminal penalties.

Federal and State Anti-Kickback Laws

The federal Anti-Kickback Statute, or the AKS, makes it a felony for a person or entity, including a clinical laboratory, to knowingly and willfully offer, pay, solicit or receive any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in order to induce business that is reimbursable under any federal health care program. A violation of the AKS may result in imprisonment for up to ten years and fines of up to $100,000 for each violation and administrative civil money penalties of $100,000 plus up to three times the amount of the remuneration paid. Convictions under the AKS result in mandatory exclusion from federal health care programs for a minimum of five years. In addition, HHS has the authority to impose civil assessments and fines and to exclude health care providers and others engaged in prohibited activities from Medicare, Medicaid and other federal health care programs. The government may also assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim under the FCA, which is discussed in greater detail below. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Although the AKS applies only to items and services reimbursable under any federal health care program, a number of states have passed statutes substantially similar to the AKS that apply to all payors. Penalties for violations of such state laws include imprisonment and significant monetary fines.

Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals or induce the purchase or prescribing of particular products or services. Generally, courts have taken a broad interpretation of the scope of the AKS, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases.

In addition to statutory exceptions to the AKS, regulations provide for a number of safe harbors. If an arrangement meets the provisions of an applicable exception or safe harbor, it is deemed not to violate the AKS. An arrangement must fully comply with each element of an applicable exception or safe harbor in order to qualify for protection.

Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances.

Corporate Practice of Medicine

A number of states, including California, do not allow business corporations to employ physicians to provide professional services. This prohibition against the “corporate practice of medicine” is aimed at preventing corporations such as us from exercising control over the medical judgments or decisions of physicians. The state licensure statutes and regulations and agency and court decisions that enumerate the specific corporate practice rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. If regulatory authorities or other parties in any jurisdiction successfully assert that we are engaged in the unauthorized corporate practice of medicine, we could be required to restructure our contractual and other arrangements with certain physicians and other health care professions. In addition, violation of these laws may result in significant civil, criminal and administrative penalties, such as sanctions imposed against us and/or the professional through licensure proceedings, and exclusion from state and federal health care programs.

Other Federal and State Health Care Laws

In addition to the requirements discussed above, several other health care fraud and abuse laws could have an effect on our business. For example, provisions of the Social Security Act permit Medicare and Medicaid to exclude an entity that charges the federal health care programs substantially in excess of its usual charges for its services. The terms “usual charge” and “substantially in excess” are subject to varying interpretations.

The FCA prohibits, among other things, a person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval and from, making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim in order to secure payment or retaining an overpayment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Several states have enacted comparable false claims laws which may be broader in scope and apply regardless of payor.

The Social Security Act includes civil monetary penalty provisions that impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. In addition, a person who offers or provides to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable under the civil monetary penalties statute. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries, for example, in connection with patient assistance programs, can also be held liable under the AKS and FCA. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The Office of Inspector General of HHS, or OIG, emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud, may also be implicated for similar practices offered to patients covered by commercial payors.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The Physician Payments Sunshine Act, enacted as part of the ACA, also imposed annual reporting requirements on manufacturers of certain devices, drugs and biologics for certain payments and transfers of value by them and in some cases their distributors to physicians and teaching hospitals, and certain other healthcare professionals as of January 1, 2022; as well as ownership and investment interests held by physicians and their immediate family members. Any failure to comply with these reporting requirements could result in significant fines and penalties. Because our service offerings are currently limited to LDTs solely for use by or within our own laboratory, we believe that we are exempt from these reporting requirements. We cannot assure you, however, that the government will agree with our determination, and a determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations or financial condition.

Efforts to ensure that our internal operations and business arrangements with third parties comply with applicable laws and regulations involve substantial costs. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the fraud and abuse laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, integrity oversight and reporting obligations, diminished profits and future earnings, and the curtailment or restructuring of our operations.

International Regulations

Many countries in which we may offer any of our testing products in the future have anti-kickback regulations prohibiting providers from offering, paying, soliciting or receiving remuneration, directly or indirectly, in order to induce business that is reimbursable under any national health care program. In situations involving physicians employed by state-funded institutions or national health care agencies, violation of a local anti-kickback law may also constitute a violation of the U.S. Foreign Corrupt Practices Act, or FCPA.

The FCPA prohibits any U.S. individual, business entity or employee of a U.S. business entity from offering or providing, directly or through a third-party, including any potential distributors we may rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the SEC to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We will also be required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions and its anti-bribery provisions.

The standard of intent and knowledge in the foreign anti-bribery context is minimal; intent and knowledge often may be inferred from that fact that bribery took place. The accounting provisions do not require intent. Violations of the FCPA’s anti-bribery provisions for corporations and other business entities are subject to a fine of up to $2 million and officers, directors, stockholders, employees, and agents are subject to a fine of up to $100,000 and imprisonment for up to five years. Other countries, including the United Kingdom and other OECD Anti-Bribery Convention members, have similar anti-corruption regulations, such as the United Kingdom Anti-Bribery Act.

When marketing our testing products outside of the United States, we may be subject to foreign regulatory requirements governing human clinical testing, prohibitions on the import of tissue necessary for us to perform our testing products or restrictions on the export of tissue imposed by countries outside of the United States or the import of tissue into the United States, and marketing approval. These requirements vary by jurisdiction, differ from those in the United States and may in some cases require us to perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

Privacy and Security Laws

Health Insurance Portability and Accountability Act

Under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, HHS has issued regulations to protect the privacy and provide for the security of protected health information, or PHI, used or disclosed by certain entities including certain health care providers, such as us. HIPAA also regulates standardization of data content, codes and formats used in certain health care transactions and standardization of identifiers for health plans and providers.

Three standards have been promulgated under HIPAA’s and HITECH’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards for the Protection of Electronic Protected Health Information, which require covered entities and business associates to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information.

The HIPAA privacy regulations cover the use and disclosure of PHI by covered entities as well as business associates, which are defined to include subcontractors that create, receive, maintain, or transmit PHI on behalf of a business associate. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI. The HIPAA security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of PHI that is electronically transmitted or electronically stored. HITECH, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached according to the specifications set forth in the breach notification rule. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not preempt state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI or insofar as such state laws apply to personal information that is broader in scope than PHI.

Individuals (or their personal representatives, as applicable) have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual.

HIPAA authorizes state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities, such as us, and their business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator.

As a covered entity with downstream vendors and subcontractors and, in certain instances, as a business associate of other covered entities with whom we have entered into a business associate agreement, we have certain obligations under HIPAA regarding the use and disclosure of any PHI that may be provided to us. HIPAA and HITECH impose significant administrative, civil and criminal penalties against covered entities and business associates for noncompliance with privacy and security requirements. Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. For example, on June 28, 2018, California enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

Numerous other federal, state and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of patient health information. We intend to continue to comprehensively protect all personal information and to comply with all applicable laws regarding the protection of such information.

Reimbursement for Clinical Laboratory Services

We generate revenue on our products from several sources, including third-party payors, laboratory services intermediaries, and self-paying individuals. Depending on the billing arrangement and applicable law, we must bill various third-party payors, such as insurance companies, Medicare, Medicaid, and patients, all of which have different billing requirements. Compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further complexity to the billing process. CMS establishes new procedures and continuously evaluates and implements changes to the reimbursement process for billing the Medicare program.

To receive reimbursement from third-party payors, we bill our tests using a variety of Current Procedural Terminology, or CPT, codes, as defined by the American Medical Association. For many of the tests we conduct, there may not be an appropriate CPT code, in which case the test may be billed under a miscellaneous code for an unlisted molecular pathology procedure. Because these miscellaneous codes do not describe a specific service, the third-party payor claim may need to be examined to determine the service that was provided, whether the service was appropriate and medically necessary and whether payment should be rendered. This process can require a letter of medical necessity from the ordering physician and it can result in a delay in processing the claim, a lower reimbursement amount, or denial of the claim.

With the evolution of molecular diagnostic testing, we have seen individual third-party payors’ medical coverage policies around the CPT codes we bill and their associated payment rates change over time, resulting in changes to our reimbursement revenue. We believe all of our products provide significant clinical value and reduction in downstream healthcare spend, as evidenced in research studies and clinical publications, which we believe will continue to support and drive third-party payor reimbursement.

Under Medicare, payment for laboratory tests generally is made under the Clinical Laboratory Fee Schedule, or CLFS, with payment amounts assigned to specific procedure billing codes. In April 2014, Congress passed the Protecting Access to Medicare Act, or PAMA, which included substantial changes to the way in which clinical laboratory services are paid under Medicare. Under PAMA, laboratories that exceed a minimum revenue threshold and receive the majority of their Medicare revenue from payments made under the CLFS or the Medicare Physician Fee Schedule are required to report to CMS every three years (or annually for ADLTs) private payor payment rates and volumes for their tests. Applicable laboratories that fail to report the required payment information may be subject to substantial civil monetary penalties. As required under PAMA, beginning in 2018 CMS uses the rates and volumes reported by laboratories to develop Medicare payment rates for laboratory tests equal to the weighted median of the private payor payment rates for the tests.

As set forth under PAMA, for tests furnished on or after January 1, 2018, Medicare payments for most clinical laboratory tests are paid based upon these reported private payor rates. CMS uses this data to calculate a weighted median payment rate for each test, which will be used to establish revised Medicare CLFS reimbursement rates for the test. For clinical diagnostic laboratory tests that are assigned a new or substantially revised CPT code, initial payment rates will be assigned by a crosswalk or gap-fill methodology, as under prior law. Initial payment rates for new ADLTs will be based on the actual list charge for the laboratory test.

Reductions to payment rates resulting from the new methodology are limited to 10% per test per year in each of the years 2018 through 2020 and to 15% per test per year in each of the years 2021 through 2023.

PAMA also authorizes the adoption of new, temporary billing codes and/or unique test identifiers for FDA-cleared or approved tests as well as ADLTs. The AMA’s CPT Editorial Panel created a new section of billing codes to facilitate implementation of this section of PAMA. These proprietary laboratory analyses codes may be requested by a clinical laboratory or manufacturer to specifically identify their test. If approved, the codes are issued by the AMA on a quarterly basis.

We are actively engaged in efforts to achieve broad commercial coverage and reimbursement for our current and future products, followed by contracting with commercial payors. Achieving positive coverage reduces the need for appeals and reduces failures to collect from the patient’s commercial payor. Even with positive coverage decisions, we still experience delays in time to payment. Achieving in-network contracts with third-party payors can shorten the time required to receive payments. Implementing our strategy includes our managed care and medical affairs teams educating third-party payors regarding our strong clinical utility and outcomes data, which we believe validates the value of our products and will persuade more third-party payors to provide value-based reimbursement.

Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the ACA, was enacted in the U.S. The Affordable Care Act made a number of substantial changes to the way healthcare is financed both by governmental and private insurers. For example, the ACA required each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices but this medical device tax has been permanently eliminated as part of the 2020 federal spending package, effective January 1, 2020. The ACA also contains a number of other provisions, including provisions governing enrollment in federal and state healthcare programs, reimbursement matters and fraud and abuse, which we expect will impact our industry and our operations in ways that we cannot currently predict.

On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire Affordable Care Act is invalid based primarily on the fact that the Tax Cuts and Jobs Act of 2017, or the TCJA, repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate”. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Facilities

We currently operate out of two geographical locations. Our corporate headquarters are located in San Diego, California, where we lease approximately 28,400 square feet comprised of office space and our CLIA-certified clinical laboratory, under a lease that expires in December 2025 and contains an option to extend for three additional years. We also lease approximately 5,255 square feet of additional office space in San Diego, California pursuant to a lease that expires in June 2020. In addition, we lease 6,300 square feet of office space in Vancouver, British Columbia, Canada under a sublease that expires in July 2021. We commenced moving to our new corporate headquarters in December 2019, which we expect to complete by January 20, 2020. We will be released from the lease obligation associated with our previous corporate headquarters once we complete our move. We believe that the laboratory facilities at our new premises are adequate to handle our current laboratory operations and planned growth in volume for the foreseeable future and that additional space, if required, will be available on commercially reasonable terms.

Employees

As of December 31, 2019, we had 92 employees, all but 4 of whom were full time, 30 of whom work in sales and marketing, 11 of whom work in research and development and 51 of whom work in commercial operations, general and administrative or information technology functions. None of our employees is represented by a labor union and we consider our employee relations to be good.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors, including their ages as of December 31, 2019:

NAME	AGE	POSITION(S)
Executive Officers
Tina S. Nova, Ph.D.	66	President, Chief Executive Officer and Director
Brent Vetter	36	Chief Financial Officer
John Aballi	35	Chief Operating Officer
Bashar Dabbas, M.D.	60	Chief Medical Officer and Laboratory Director
Elai Davicioni, Ph.D.	45	Chief Scientific Officer
Ryan Dittamore	45	Chief Business Officer

Non-Employee Directors
Robert S. Epstein, M.D.	64	Chairperson of the Board of Directors
Todd Holmes	38	Director
Andrew Levitch	57	Director
Kathy Hibbs	56	Director
Henry Skinner, Ph.D.	55	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Tina S. Nova, Ph.D. has served as our President and Chief Executive Officer since August 2018 and as a member of our board of directors since August 2015. Dr. Nova previously served as the President and Chief Executive Officer of Molecular Stethoscope, Inc., a molecular diagnostics company, from September 2015 to August 2018. Before joining Molecular Stethoscope, Dr. Nova served as Senior Vice President of the Oncology Business Unit and General Manager at Illumina, Inc., a gene-sequencing technology company, from July 2014 to August 2015. Prior to joining Illumina, Dr. Nova was Co-Founder, President, and Chief Executive Officer of Genoptix, Inc., a molecular diagnostics company, from March 2000 to April 2014. Dr. Nova was also Co-Founder, President and Chief Operating Officer of Nanogen, Inc. from 1994 to 2000. She also served as Chief Operating Officer of Selective Genetics, Inc. from 1992 to 1994, Executive Director of Ligand Pharmaceuticals Incorporated from 1988 to 1992, and held various research and management positions at Hybritech, Inc., a former subsidiary of Eli Lilly & Company from January 1984 to 1988. Dr. Nova is currently on the board of directors of Exagen Inc., a publicly held diagnostics company, where she has served since September 2019, Veracyte, Inc., a publicly held molecular diagnostics company, where she has served since December 2015, and Arena Pharmaceuticals, Inc., a publicly held biopharmaceutical company, where she has served since September 2004 and as chair of the board since 2015. Dr. Nova received her B.S. in Biological Sciences from the University of California, Irvine, where she graduated with honors, and her Ph.D. in Biochemistry from the University of California, Riverside. Our board of directors believes Dr. Nova’s previous board and executive experience in the life sciences industry, as well as her knowledge of our business, qualify her to serve on our board of directors.

Brent Vetter has served as our Chief Financial Officer since January 2019, and served as our Vice President, Finance from August 2018 to January 2019. Mr. Vetter previously served as the Senior Director, Finance of Molecular Stethoscope, Inc. from September 2015 to August 2018. Mr. Vetter served as the Sr. Manager, Finance of Illumina from March 2013 to September 2015. Prior to joining Illumina, Mr. Vetter served in various roles, including as Finance Manager, for Mobilitie LLC, a telecommunications infrastructure company, from August 2010 to March 2013. Mr. Vetter also served as a Senior Audit Associate of KPMG LLP, an accounting firm, from September 2008 to August 2010. Mr. Vetter received his B.S. in Economics and Management Science from the University of California, San Diego, and his M.S. in Accountancy from San Diego State University and is a Certified Public Accountant.

John Aballi has served as our Chief Operating Officer since August 2018. Mr. Aballi previously served as the Head of Operations of Molecular Stethoscope from September 2015 to August 2018. Prior to joining Molecular Stethoscope, Mr. Aballi served as Head of Laboratory & Cartesian Operations of Genoptix from January 2007 to September 2015. Mr. Aballi received his B.A. in Economics and his B.S. in Biochemistry and Cell Biology from the University of California, San Diego, and his M.B.A. from California Baptist University.

Bashar Dabbas, M.D. has served as our Chief Medical Officer and Laboratory Director since February 2019. Dr. Dabbas previously served as Medical and Laboratory Director of Navigate Biopharma Services, Inc., a Novartis company specializing in molecular diagnostics, from March 2017 to February 2019. Dr. Dabbas served as Chief Medical Officer of siParadigm LLC a specialty reference laboratory focusing on hematopathology and oncology diagnostics, from June 2017 to February 2019. Dr. Dabbas also served as Chief Medical Officer and Medical Director of Genoptix and President of Cartesian Medical Group, Inc., a clinical medical laboratory focused on hematopathology and other pathology services, from August 2005 to April 2017. From March 2004 to July 2005, Dr. Dabbas served as President of Utah Pathology Services, Inc., a provider of pathology services. Dr. Dabbas completed his fellowship in hematopathology at the University of Utah Medical Center after finishing his surgical pathology fellowship at Wright State University in Ohio, where he also completed his residency in anatomic and clinical pathology before being appointed Chief Resident of Pathology. Dr. Dabbas received his M.D. from Damascus University School of Medicine (Damascus, Syria), and is American board certified in anatomic and clinical pathology and hematopathology.

Elai Davicioni, Ph.D. has served as our Chief Scientific Officer since December 2008 and is a co-founder of our company. Dr. Davicioni also served as our President and a member of our board of directors from December 2008 to August 2018. Prior to joining us, Dr. Davicioni served in a variety of scientific research roles at Compugen Ltd., a publicly held drug discovery company, the University of Southern California and the British Columbia Cancer Agency. Dr. Davicioni received his B.Sc. in Chemistry and M.Sc. in Biophysics from Ben-Gurion University and his Ph.D. in Pathobiology from the University of Southern California.

Ryan Dittamore has served as our Chief Business Officer and Head of Product Development since August 2019. Mr. Dittamore previously served in various roles, including as Chief of Medical Innovation and Head of Translational Research Partnerships; Vice President, Translational Research and Clinical Affairs; and Senior Director, Product Development, of Epic Sciences, Inc., an oncology diagnostics company, from November 2012 to May 2019. Prior to joining Epic Sciences, Mr. Dittamore served in various roles, including as Director of Medical Innovation of Ventana Medical Systems, Inc., a company focused on products that assist in the diagnosis and treatment of cancer and infectious diseases, from January 2009 to November 2012. Mr. Dittamore also served in various roles, including as Manager, Business Development, of Genisphere Inc., a biotechnology company, from May 1998 to January 2009. Mr. Dittamore received his B.S. in Biology from the University of Oregon and his M.B.A. from the Isenberg School of Management at the University of Massachusetts Amherst.

Non-Employee Directors

Robert Epstein, M.D. has served as the chairperson of our board of directors since November 2019. Dr. Epstein is the Chief Executive Officer of Epstein Health LLC and has provided strategic consultancy services to life sciences companies since June 2013. Previously, Dr. Epstein served as President of the Medco-UBC Division and as Chief Research and Development Officer of Medco Health Solutions, Inc., a managed healthcare company, from 2010 to 2012. Prior to that, Dr. Epstein served as Chief Medical Officer of Medco from 1997 to 2010. Dr. Epstein has served on the board of directors of Veracyte, Inc. since January 2015, of Fate Therapeutics, Inc. since March 2014 and of Illumina, Inc. since November 2012, each publicly held companies. Dr. Epstein has also served as a member of the board of directors of Proteus Digital Health, Inc., a privately held healthcare technology company, since January 2013, and of the Biologics and Biosimilars Collective Intelligence Consortium, a non-profit research network, since July 2018. Dr. Epstein previously served on the board of directors of Intellos LLC, a privately held diagnostics company, from 2016 to 2018, and of Aveo Pharmaceuticals, Inc., a publicly held biopharmaceutical company, from 2012 to 2014. Dr. Epstein is the former President of the International Society of Pharmacoeconomics and Outcomes Research, and served on the board of directors of the Drug Information Association and the International Society of Quality of Life. He has also served on the Centers for Disease Control and Prevention’s Evaluation of Genomic Applications in Practice & Prevention Stakeholder Committee and the Agency for Healthcare Research and Quality Centers for Education and Research on Therapeutics Committee. Dr. Epstein received his B.S. in Biomedical Science and his M.D. from the University of Michigan, and his M.S. in Preventive Medicine from the University of Maryland. Our board of directors believes Dr. Epstein’s previous board and executive experience in the life sciences industry qualify him to serve on our board of directors.

Todd Holmes has served as a member of our board of directors since July 2018. Mr. Holmes is a Principal at CRG LP, where he concentrates on investments in specialty pharmaceuticals, medical technology and healthcare services, a position he has held since May 2018. Prior to joining CRG LP, Mr. Holmes served as Director at Gurnet Point Capital, a life sciences and healthcare-focused investment fund, from September 2013 to April 2018. Previously, Mr. Holmes served as a Senior Associate at Third Rock Ventures, a healthcare-focused venture capital fund, from May 2011 to August 2013. Mr. Holmes is currently on the board of directors of Zyla Life Sciences, a publicly held biopharmaceutical company, where he has served since February 2019. Mr. Holmes received his B.S. in Economics from Colgate University and his M.B.A. from the Wharton School at the University of Pennsylvania. Our board of directors believes Mr. Holmes’ expertise and experience in the venture capital industry and in the life sciences industry qualify him to serve on our board of directors.

Andrew Levitch has served as a member of our board of directors since September 2018. Mr. Levitch is the Founder of Finategy, LLC, a strategic advisory firm, and has served as its Managing Director since October 2013. Previously, Mr. Levitch served as a Partner at Center for Disease Analysis, LLC, a public health firm with expertise in epidemiology and disease modeling, from November 2011 to October 2013. From October 2002 to November 2011, Mr. Levitch served in various roles, including as Senior Director, Global Scientific Strategy and Portfolio Management, at Merck & Co., a publicly traded pharmaceutical company. Mr. Levitch also served as a member of the board of directors of VirtualScopics, Inc., a company providing imaging solutions for clinical trials in the life sciences industries, from February 2015 until its acquisition by BioTelemetry Inc. in May 2016. Mr. Levitch received his B.S. from Rutgers Business School and his M.B.A. from Lehigh University College of Business. Our board of directors believes Mr. Levitch’s expertise and experience in finance and strategy and in the life sciences industry qualify him to serve on our board of directors.

Kathy Hibbs has served as a member of our board of directors since December 2019. Ms. Hibbs has served as the Chief Legal and Regulatory Officer of 23andMe, Inc., a privately held personal genomics and biotechnology company, since April 2014. Previously, Ms. Hibbs served as Senior Vice President and General Counsel of Genomic Health, Inc., a genetic research and cancer diagnostics company, from December 2009 to March 2014. Prior to that, Ms. Hibbs served as Senior Vice President and General Counsel of Monogram Biosciences Inc., a biotechnology company focused on development and commercialization of diagnostic products, from April 2000 to October 2009. Ms. Hibbs served as Director of Legal Affairs of Varian Medical Systems, Inc., a manufacturer of medical devices and software for cancer treatment, from May 1995 to February 1999. Ms. Hibbs has also served as a member of the Fast Company Impact Council since April 2019 and as a member of the board of directors of Cadex Genomics, Corp., a company focused on molecular diagnostics tests to guide cancer treatment, since October 2019. Ms. Hibbs received her B.A. in Political Science from the University of California, Riverside and her J.D. from the University of California, Hastings College of the Law. Our board of directors believes Ms. Hibbs’ expertise and experience in the life sciences industry qualifies her to serve on our board of directors.

Henry Skinner, Ph.D. has served as a member of our board of directors since July 2018 and served as the chairperson of our board of directors from July 2018 to November 2019. Dr. Skinner has served as the Senior

Vice President, Venture of Tekla Capital Management LLC, a registered investment advisor, since October 2017. Previously, Dr. Skinner served as Vice President, Deputy Head and Managing Director of the Novartis Venture Fund from November 2008 to October 2017. Prior to his roles at the Novartis Venture Fund, Dr. Skinner served as Executive Director, Head Strategic Alliances at Novartis Institutes for Biomedical Research, as Chief Executive Officer of SelectX Pharmaceuticals, as President and Chief Executive Officer of NeoGenesis Pharmaceuticals and as Senior Director of Technology Acquisitions at Pharmacia. Dr. Skinner received his B.S. and M.S. in Biology and Biotechnology from Worcester Polytechnic Institute, and his M.S. in Biochemistry and his Ph.D. in Microbiology from the University of Illinois. Dr. Skinner was also a postdoctoral fellow at Baylor College of Medicine in the department of Human and Molecular Genetics. Our board of directors believes Dr. Skinner’s expertise and experience in the venture capital industry and in the life sciences industry qualify him to serve on our board of directors.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. Pursuant to our amended and restated voting agreement, which will terminate upon the closing of this offering, the following directors were designated as members of our board of directors:

•	Dr. Nova, designated pursuant to her service as our Chief Executive Officer;

•	Dr. Skinner, designated by Tekla Capital Management LLC (together with its affiliates), or the Tekla Designee;

•	Mr. Holmes, designated by CRG Partners III L.P. (together with its affiliates), or the CRG Designee;

•	Mr. Levitch, designated by the Tekla Designee and the CRG Designee, or the Mutual Designee;

•	Dr. Epstein, designated by the Tekla Designee, the CRG Designee and the Mutual Designee, or the Independent Designee; and

•	Ms. Hibbs, appointed by a majority of the directors in office.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of four members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

Our board of directors has determined that all of our directors other than Drs. Nova and Skinner and Mr. Holmes are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, we will divide our board of directors into three classes, as follows:

•	The Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	The Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	The Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2023.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently seven members but will be reduced to      members effective upon the closing of this offering. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66-2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Epstein who has the authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the chairperson has substantial ability to shape the work of the board of directors. We believe that separation of the positions of chairperson and chief executive officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chairperson for each committee of our board of directors. The chairperson of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the Board in Risk Oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management periodically regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the applicable rules and regulations of the SEC and Nasdaq Listing Rules, which we will post on our website at decipherbio.com upon the completion of this offering.

Audit Committee

Our audit committee consists of                 ,                and                 and the chairperson of our audit committee is                . Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that                qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered                prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of                ,                and                  . The chairperson of our compensation committee is                . Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar

•	programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                ,                and                  . The chairperson of our nominating and corporate governance committee is                . Our board of directors has determined that each of the members of our nominating and corporate governance committee satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at decipherbio.com upon the completion of this offering. The audit committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation and its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of his or her duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws, which will become effective upon the completion of this offering, also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of this prospectus, at present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Our named executive officers for the year ended December 31, 2019, which include our current principal executive officer, and our three other most highly compensated executive officers, are:

•	Tina S. Nova, Ph.D., our President and Chief Executive Officer;

•	Elai Davicioni, Ph.D., our Chief Scientific Officer;

•	Brent Vetter, our Chief Financial Officer; and

•	John Aballi, our Chief Operating Officer.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during 2019.

Name and Principal Position	Year	Salary $	Option Awards $(1)	Non-Equity Incentive Plan Compensation $(2)	Total $
Tina S. Nova, Ph.D., President and Chief Executive Officer	2019	400,000	1,225,697	200,000	1,825,697
Elai Davicioni, Ph.D. Chief Scientific Officer	2019	275,000	400,160	110,000	785,160
Brent Vetter Chief Financial Officer	2019	225,000	334,672	100,000	659,672
John Aballi Chief Operating Officer	2019	225,000	334,672	100,000	659,672

(1)

Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted during 2019 computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 6 to our consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. In addition, amounts shown in this column also reflect the incremental fair value, computed as of the June 2019 repricing date, in accordance with FASB ASC Topic 718 for each stock option held by our named executive officers which was repriced during 2019, as described below under “—Equity-Based Incentive Awards.”

Our named executive officers will only realize compensation to the extent that, among other things, the trading price of our common stock is greater than the exercise price of such stock options.

(2)	Amounts represent the applicable named executive officer’s performance bonus earned for 2019, as described below under “—Performance-Based Bonus Opportunity.”

Annual Base Salary

The 2019 annual base salaries for our named executive officers are set forth in the table below. The base salary for Dr. Nova and Dr. Davicioni was effective for all of 2019; the base salary for Mr. Vetter and Mr. Aballi was effective as of July 2019. Prior to July 2019, Mr. Vetter’s and Mr. Aballi’s 2019 annual base salaries were each $200,000.

Name	2019 Base Salary ($)
Tina S. Nova, Ph.D.	400,000
Elai Davicioni, Ph.D.	275,000
Brent Vetter	250,000
John Aballi	250,000

Performance-Based Bonus Compensation

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to these executives to achieve defined annual performance goals and to reward our executives for achievement towards these goals. The annual performance-based bonus each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year and the individual’s contributions to such achievements. At the end of the year, our board of directors reviews each named executive officer’s performance and determines the actual bonus payout to be awarded to each of our named executive officers.

For 2019, Dr. Nova was eligible to receive a performance bonus at an annual target of approximately 50% of her annual base salary. Each of the other named executive officers were eligible to receive a performance bonus for 2019 at an annual target of approximately 40% of their annual base salary.

The corporate performance goals for 2019 on which our 2019 performance bonuses were based related to achievement of revenue and earnings targets, cost of revenue per test improvement, commercial product reimbursement, product development milestones and financing objectives. After reviewing the 2019 performance goals, our board of directors determined that we had met 100% of the 2019 performance goals and as a result awarded each named executive officer his or her annual target bonus.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants. As of the date of this prospectus, stock option awards were the only form of equity awards we have granted to any of our named executive officers.

We have used stock options as an incentive for long-term compensation to our executive officers because the stock options allow our executive officers to profit from this form of equity compensation only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. We may grant equity awards at such times as our board of directors determines appropriate.

In June 2019, our board of directors granted options under our 2018 Plan to purchase 750,000 shares to Dr. Nova, 200,000 shares to Dr. Davicioni, 175,000 shares to Mr. Vetter and 175,000 shares to Mr. Aballi. Each option has an exercise price of $0.21 per share and vests with respect to 25% of the shares subject to the option on the one year anniversary of the May 21, 2019 vesting commencement date and the balance of the shares in a series of 36 successive equal monthly installments thereafter, subject to the executive’s continued services to us and potential acceleration of vesting in connection with a change of control, as described below under “—Outstanding Equity Awards at Fiscal Year-End” and “—Potential Payments and Benefits upon Termination or Change in Control.”

In November 2019, our board of directors granted options under our 2018 Plan to purchase 365,000 shares to Dr. Nova, 75,000 shares to Dr. Davicioni, 150,000 shares to Mr. Vetter and 150,000 shares to Mr. Aballi. Each option has an exercise price of $1.93 per share and vests with respect to 25% of the shares subject to the option on the one year anniversary of the grant date and the balance of the shares in a series of 36 successive equal monthly installments thereafter, subject to the executive’s continued services to us and potential acceleration of vesting in connection with a change of control, as described below under “—Outstanding Equity Awards at Fiscal Year-End” and “—Potential Payments and Benefits upon Termination or Change in Control.”

Prior to this offering, we have granted all stock options pursuant to the 2011 Plan and the 2018 Plan. Following this offering, we will grant equity incentive awards under the terms of the 2020 Plan. The terms of our equity plans are described below under “—Equity Benefit Plans.”

In June 2019, we amended certain outstanding stock options, including options held by each of our named executive officers, with an exercise price at or in excess of $0.80 per share to reduce the exercise price to $0.21 per share, the fair market value of our common stock as determined by our board of directors on the date of repricing. We believe that repricing these underwater options was important for the growth and development of our business in order to provide the appropriate retention and motivation incentives our employees holding these stock options. Each of our named executive officers’ options that were repriced are reflected below under “—Outstanding Equity Awards at Fiscal Year-End”.

Agreements with Named Executive Officers

We have employment agreements with each of our named executive officers, other than our founder Dr. Davicioni. The agreements generally provide for the named executive officer’s initial base salary, annual performance bonus opportunity, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of the employment agreements are described below.

Tina S. Nova, Ph.D.

We entered into an offer letter with Dr. Nova dated August 6, 2018, under which Dr. Nova has agreed to serve as our President and Chief Executive Officer, and as a member of our board of directors. This offer letter provides that Dr. Nova will receive an initial compensation package including (i) an annual base salary of $400,000, (ii) an annual performance-based bonus with a target opportunity of 50% of annual base salary, and (iii) two initial options to purchase, in the aggregate, 831,444 shares of our common stock, which were granted in October 2018. The offer letter also provides for certain severance and change in control benefits, as described below under “—Potential Payments and Benefits upon Termination or Change in Control.”

Brent Vetter

We entered into an offer letter with Mr. Vetter dated July 31, 2018, as amended August 21, 2018, under which Mr. Vetter agreed to serve as our Vice President, Finance. This offer letter provides that Mr. Vetter will receive an initial compensation package, including (i) an annual base salary of $185,000, (ii) an annual performance-based bonus with a target opportunity of 40% of annual base salary, (iii) an initial option to purchase 83,582 shares of our common stock. In October 2018, our board of directors granted Mr. Vetter an initial option to purchase 98,547 shares of our common stock in lieu of the grant provided in his offer letter. Our board of directors subsequently appointed Mr. Vetter as our Chief Financial Officer, effective January 1, 2019. In connection with Mr. Vetter’s promotion to Chief Financial Officer, his base salary was increased to $200,000 effective January 1, 2019, and to $250,000 effective July 1, 2019.

John Aballi

We entered into an offer letter with Mr. Aballi dated July 31, 2018, as amended August 21, 2018, under which Mr. Aballi agreed to serve as our Chief Operating Officer. This offer letter provides that Mr. Aballi will receive an initial compensation package, including (i) an annual base salary of $200,000, (ii) an annual performance-based bonus with a target opportunity of 40% of annual base salary, and (iii) an initial option to purchase 83,582 shares of our common stock. In October 2018, our board of directors granted Mr. Aballi an initial option to purchase 98,547 shares of our common stock in lieu of the grant provided in his offer letter. Mr. Aballi’s base salary was increased to $250,000 effective July 1, 2019.

Each of our named executive officers’ employment is at will and may be terminated by us at any time. Any potential payments and benefits due upon a qualifying termination of employment or a change in control are further described below under “—Potential Payments and Benefits upon Termination or Change in Control.”

Outstanding Equity Awards at December 31, 2019

The following table sets forth specified information concerning unexercised stock options for each of the named executive officers outstanding as of December 31, 2019.

	Option Awards(1)
		Number of Securities Underlying Unexercised Options
Name	Vesting Commencement Date	Exercisable	Unexercisable		Option Exercise Price ($)(2)		Option Expiration Date
Tina S. Nova, Ph.D.	9/23/2015	10,000	—		0.21	(5)	9/23/2025
	8/7/2018	133,333	266,667	(3)	0.21	(5)	10/4/2028
	8/7/2018	195,155	390,311	(3)	0.21	(5)	10/4/2028
	5/21/2019	—	612,865	(3)	0.21		6/10/2029
	5/21/2019	—	137,135	(3)	0.21		6/10/2029
	11/8/2019	—	365,000	(3)	1.93		11/8/2029
Elai Davicioni, Ph.D.	1/24/2012	30,362	—		0.21	(5)	1/23/2022
	1/15/2014	44,514	—		0.21	(5)	1/15/2024
	1/15/2014	2,868	—		0.21	(5)	1/15/2024
	1/15/2014	41,646	—		0.21	(5)	1/15/2024
	8/16/2016	21,594	4,319	(4)	0.21	(5)	8/16/2026
	8/16/2016	53,405	10,682	(4)	0.21	(5)	8/16/2026
	10/4/2018	28,742	69,805	(4)	0.21	(5)	10/4/2028
	5/21/2019	—	200,000	(4)	0.21		6/10/2029
	11/8/2019	—	75,000	(4)	1.93		11/8/2029
Brent Vetter	8/07/2018	32,849	65,698	(4)	0.21	(5)	10/4/2028
	5/21/2019	—	175,000	(4)	0.21		6/10/2029
	11/8/2019	—	150,000	(4)	1.93		11/8/2029
John Aballi	8/07/2018	32,849	65,698	(4)	0.21	(5)	10/4/2028
	5/21/2019	—	175,000	(4)	0.21		6/10/2029
	11/8/2019	—	150,000	(4)	1.93		11/8/2029

(1)	All of the stock options were granted under the 2011 Plan or the 2018 Plan.
(2)

All of the option awards were granted with a per share exercise price no less than the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors or an authorized committee thereof.

(3)

Option award vests as follows: 25% of the shares subject to the option vest on the first anniversary of the vesting commencement date, and the balance of the shares vest in equal monthly installments thereafter over the next 36 months, provided in each case that Dr. Nova is then providing services to us in accordance with the terms of the 2011 Plan or the 2018 Plan, as applicable, subject to potential vesting acceleration pursuant to Dr. Nova’s offer letter with us, as described under “—Potential Payments and Benefits upon Termination or Change in Control” below.

(4)

Option award vests as follows: 25% of the shares subject to the option vest on the first anniversary of the vesting commencement date, and the balance of the shares vest in equal monthly installments thereafter over the next 36 months, provided in each case that the executive is then providing services to us in accordance with the terms of the 2011 Plan or the 2018 Plan, as applicable. If a change in control (as defined in the 2018 Plan) occurs and, within three (3) months prior to or within twelve (12) months after, the effective time of such change in control, the executive’s continuous service (as defined in the 2018 Plan) terminates due to (a) an involuntary termination (not including death or disability (as defined in the 2018 Plan)) without cause (as defined in the 2018 Plan) or (b) resignation for good reason (as defined in the option agreement), then, as of the date of such termination of continuous service, the vesting and exercisability of the total shares will be accelerated in full.

(5)	Reflects an option that was amended in June 2019 to reduce the exercise price to $0.21 per share, as described above under “—Equity-Based Incentive Awards.”

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable. In addition, the offer letter with Dr. Nova provides certain severance benefits to Dr. Nova upon a “Qualified Separation” subject to Dr. Nova’s release of claims against the company. A “Qualified Separation” occurs if Dr. Nova’s employment is terminated by us without cause or by Dr. Nova for good reason, or upon Dr. Nova’s death or disability, as such terms are defined in the offer letter. Upon a Qualified Separation, Dr. Nova is eligible to receive (i) salary continuation for 12 months, and (ii) up to 12 months of COBRA premium payments. If Dr. Nova’s Qualified Separation occurs within two months before or twelve months following a change in control (as defined in the offer letter) then, (i) the severance and COBRA benefits described above will be extended to a total of 18 months and (ii) Dr. Nova will entitled to a pro-rata portion of her annual bonus target for the year in which the Qualified Separation occurs plus any earned but unpaid bonus amounts from prior periods. In addition, if during Dr. Nova’s service with us there is a change in control (as defined in the offer letter), all of Dr. Nova’s outstanding stock options will become fully vested. Each of our named executive officers hold stock options that are eligible for vesting acceleration upon certain types of terminations in connection with a change in control, as described above under “—Outstanding Equity Awards at Fiscal Year-End”.

In addition, our board of directors has approved a Management Incentive Plan that is described below.

Management Incentive Plan

We maintain a Management Incentive Plan, or the MIP, approved by our board of directors in March 2019 and amended in November 2019, under which certain designated employees may be entitled to a transaction bonus payment if they continue in our service through the closing of a corporate transaction, as defined in the MIP. Each of our named executive officers are eligible to receive bonus payments under the MIP. This offering does not constitute a corporate transaction under the MIP and the MIP, and all employees’ eligibility for bonuses thereunder, will automatically terminate upon the closing of this offering.

Perquisites, Health, Welfare and Retirement Benefits

Our executive officers, during their employment with us, are eligible to participate in our employee benefit plans, including our medical, dental, group term life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. In addition, we provide a 401(k) plan to our employees, including our executive officers, as discussed in the section below titled “—401(k) Plan.”

We generally do not provide perquisites or personal benefits to our executive officers, except in limited circumstances. We do, however, pay the premiums for medical, dental, vision, health and dependent daycare reimbursement, group term life, disability and accidental death and dismemberment insurance for all of our employees. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees in the United States. Our named executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute 100% of his or her eligible compensation or the statutory limit, which is $19,000 for calendar year 2019. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2019 may be up to an additional $6,000 above the statutory limit. Currently, our 401(k) plan does not provide any company matching contributions to our employee participants or offer the ability to invest in our securities.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

2020 Equity Incentive Plan

Our board of directors adopted our 2020 Plan in                , 2020 and our stockholders approved our 2020 Plan in             , 2020. Our 2020 Plan is a successor to and continuation of our 2018 Plan. Our 2020 Plan will become effective on the date of the underwriting agreement related to this offering. The 2020 Plan will come into existence upon its adoption by our board of directors, but no grants will be made under the 2020 Plan prior to its effectiveness. Once the 2020 Plan is effective, no further grants will be made under the 2018 Plan.

Awards. Our 2020 Plan provides for the grant of incentive stock options, or ISOs, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2020 Plan after it becomes effective will not exceed                shares of our common stock, which is the sum of (1)                 new shares, plus (2) an additional number of shares not to exceed                , consisting of (A) shares that remain available for the issuance of awards under our 2018 Plan as of immediately prior to the time our 2020 Plan becomes effective and (B) shares of common stock subject to outstanding stock options or other stock awards granted under our 2018 Plan that, on or after the 2020 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on February 1 of each calendar year, starting on January 1, 2021 (provided the offering occurs prior to this date) through January 1, 2030, in an amount equal to (i)    % of the total number of shares of our common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1st. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2020 Plan is                 shares.

Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2020 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2020 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2020 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2020 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2020 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock.

The plan administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2020 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any Non-Employee Director with respect to any calendar year, including awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed $                in total value.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2020 Plan in the event of a corporate transaction (as defined in the 2020 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder provided in the stock award, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Under the 2020 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Awards granted under the 2020 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Under the 2020 Plan, a change in control is generally (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) stockholder approval of a complete dissolution or liquidation, (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, or (5) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.

2018 Equity Incentive Plan

Our board of directors and stockholders adopted our 2018 Equity Incentive Plan, or the 2018 Plan, in July 2018 and amended the 2018 Plan in March 2019 and August 2019. All references in this prospectus to the 2018 Plan shall be deemed to refer to our 2018 Equity Incentive Plan, as amended, unless the context otherwise requires. The 2018 Plan is a successor to and continuation of our 2011 Plan. As of December 31, 2019, there were 704,345 shares remaining available for the future grant of stock awards under our 2018 Plan. As of December 31, 2019, there were outstanding stock options covering a total of 5,652,732 shares of our common stock that were granted under our 2018 Plan. Any shares of common stock remaining available for issuance under the 2018 Plan upon the 2020 Plan’s effectiveness in connection with this offering will become available for issuance under the 2020 Plan.

Stock awards. Our 2018 Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock, restricted stock units and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates. To date, we have only granted stock options under the 2018 Plan.

Authorized shares. Subject to certain capitalization adjustments, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2018 Plan will not exceed 6,744,573 shares. The maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under our 2018 Plan is 13,470,896 shares.

Shares subject to stock awards granted under our 2018 Plan that expire or otherwise terminate without being exercised in full or that are settled in cash rather than in shares do not reduce or otherwise offset the number of shares available for issuance under our 2018 Plan (or, following its effectiveness, the 2020 Plan). Additionally, if any shares issued pursuant to a stock award are forfeited back to or repurchased or reacquired for any reason, including because of the failure to meet a contingency or condition required to vest, then the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2018 Plan (or, following its effectiveness, the 2020 Plan). This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors to which the board delegates its administrative authority, will administer our 2018 Plan and is referred to as the “plan administrator” herein. The plan administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified options and stock appreciation rights (and to the extent permitted by applicable law, other stock awards) and (2) determine the number of shares subject to such stock awards; provided, however, that the board resolutions regarding such delegation must specify the total number of shares that may be subject to awards granted by such officer, and provided further, that no officer may grant an award under the 2018 Plan to himself or herself. Under our 2018 Plan, the plan administrator has the authority to, among other things, determine award recipients, dates of grant, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award, to construe and interpret the 2018 Plan and awards granted thereunder (and to establish, amend and revoke any rules and regulations for the administration of the 2018 Plan and any such awards), or to accelerate awards.

Under the 2018 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefor of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2018 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for certain major stockholders). Options granted under the 2018 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2018 Plan, up to a maximum of 10 years (or five years, for certain major stockholders). If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of up to 90 days following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy.

If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of up to 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of up to 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order payable to us, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) a deferred payment arrangement, or (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Changes to capital structure. In the event of a “capitalization adjustment,” the board of directors, in its discretion, will make appropriate and proportionate adjustments to (1) the class and maximum number of shares reserved for issuance under the 2018 Plan, (2) the class and maximum number of shares that may be issued on the exercise of ISOs, and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards. For purposes of the 2018 Plan, “capitalization adjustment” generally means any change that is made in (or other events occurring with respect to) our common stock subject to the 2018 Plan or any award without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large non-recurring cash dividend, stock split, reverse stock split, liquidating dividend, combination or exchange of shares, change in corporate structure, or other similar equity restructuring transaction (within the meaning of Statement of Financial Accounting Standards Board ASC Topic 718).

Corporate transactions. Our 2018 Plan provides that in the event of a “corporate transaction,” unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•

cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for such cash consideration (including no consideration) as our board of directors, in its sole discretion, may consider appropriate; and

•

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2018 Plan, a “corporate transaction” is generally defined as the consummation, in a single transaction or in a series of related transactions, of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in control. A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur. Under the 2018 Plan, a “change in control” is generally defined as (1) certain acquisitions by a person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) stockholder or board approval of a complete dissolution or liquidation, or (4) a sale, lease, exclusive license or other disposition of all or substantially all of our consolidated assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2018 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. Unless terminated sooner, the 2018 Plan will automatically terminate on July 19, 2028. No stock awards may be granted under our 2018 Plan while it is suspended or after it is terminated. Once the 2020 Plan is effective, no further grants will be made under the 2018 Plan.

2011 Amended Stock Option Plan

Our board of directors initially adopted, and our shareholders initially approved, the 2011 Stock Option Plan, or the 2011 Plan in December 2011. The 2011 Plan has been subsequently amended, most recently in June 2019. As of December 31, 2019, there were outstanding stock options covering a total of 351,682 shares of our common stock that were granted under our 2011 Plan and no shares available for grant under the 2011 Plan. No additional awards may be granted under the 2011 Plan.

Awards. The 2011 Plan provides for the grant of options, including ISOs within the meaning of Section 422 of the Code and for the grant of NSOs. NSOs may be granted to directors, employees and consultants, regardless of U.S. citizenship or residency; however, ISOs may be granted only to individuals who are employees and U.S. citizens or residents.

Share Reserve. There are no shares remaining available for grant under the 2011 Plan. If any stock option expires or otherwise terminates for any reason without having been exercised in full, shares of our common stock not acquired will again become available for subsequent issuance under the 2018 Plan or, upon and after this offering, the 2020 Plan.

Administration. Our board of directors or authorized committee thereof administers and interprets the 2011 Plan and has the power to modify outstanding awards under our 2011 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. Stock options are generally granted by our board of directors pursuant to option certificates. The exercise price of a stock option will not be less than the market value of our shares of common stock on the date of grant, in accordance with the terms and conditions of the 2011 Plan. Stock options granted under the 2011 Plan generally vest over a four-year period, with 25% of the shares of our common stock underlying the option vesting after one year of continued employment or service with us and the remainder vesting in 36 equal monthly installments thereafter.

Our board of directors may attach other terms and conditions to a specific option grant, pursuant to the 2011 Plan. Our board of directors determines the term of stock options granted under the 2011 Plan, up to a maximum of 10 years. If an optionholder’s service relationship with us ceases due to permanent disability or death, the optionholder may generally exercise any vested options for a period of six months in the event of permanent disability and 12 months in the event of death. In the event that an employee or consultant is terminated other than for death or permanent disability, the option will expire on the 90th day following the date that the optionholder ceases to be an employee or consultant, except that if the termination is for cause, for failure to fulfill services pursuant to a consulting or services agreement or based on an order made by any regulatory authority with jurisdiction, the option shall expire immediately upon termination. In the event that a director ceases to hold office other than for death or permanent disability, the option will expire on the 90th day following the date that the optionholder ceases to be a director, except that if the termination is a result of a director ceasing to meet required qualifications, in accordance with applicable law or based on an order made by a regulatory authority with jurisdiction, the option shall expire on the date of termination. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of shares of our common stock issued upon the exercise of a stock option includes certified check or bank draft payable to us. Prior to the completion of this offering, an optionholder who wishes to exercise an option may be required to execute a shareholder’s agreement with us, as described in the 2011 Plan. Options generally are not assignable or transferable, except that an optionholder’s personal representative may exercise an option during its term.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our shares of common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power unless (1) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Adjustments. In the event that our shares of common stock are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, our board of directors may make adjustments to the terms of the option in the manner our board of directors deems appropriate.

Substantial Sale. In the event of a substantial sale, as described in the 2011 Plan, if the purchaser offers to purchase outstanding options and the optionholder does not sell such options, then such options shall expire, terminate and be cancelled on completion of the substantial sale. Notwithstanding the foregoing, our board of directors may determine the manner in which all unexercised options granted under the 2011 Plan will be treated in the event of a substantial sale. Subject to any necessary approval from our shareholders or a regulatory authority, our board of directors may (a) extend the expiration date of any option, provided that in no event will an option be exercisable later than the tenth anniversary of the grant date of the option, or (b) accelerate the expiration or vesting terms applicable to an option.

Amendment and Termination. Our board of directors may (i) amend the 2011 Plan and the terms of any option granted under the 2011 Plan from time to time or (ii) terminate the 2011 Plan any time, provided that any amendment or termination will not alter the terms or conditions of any outstanding option or impair the rights of any optionholder. Our board of directors may, from time to time, retrospectively amend the 2011 Plan and, with the consent of the affected optionholders, the terms and conditions of any outstanding options. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2011 Plan.

2020 Employee Stock Purchase Plan

Our board of directors adopted our ESPP in                and we expect our stockholders to approve our ESPP prior to the completion of this offering. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share reserve. Following this offering, the ESPP authorizes the issuance of                shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2021 (provided the offering occurs prior to this date) through January 1, 2030, by the lesser of (1)    % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase, and (2)                shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors administers the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to capital structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights, and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP amendment or termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

Except as indicated below for the two non-employee directors who joined our board of directors in 2019, historically, we have not paid cash, equity or other compensation to any of our directors who are also our employees for service on our board of directors, nor have we paid cash or equity compensation to our non-employee directors who are associated with our principal stockholders for service on our board of directors. We have reimbursed, and will continue to reimburse, all of our directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

In December 2019, our board of directors granted Dr. Epstein options under our 2018 Plan to purchase an aggregate of 125,000 shares of our common stock, consisting of (i) a retainer grant of 70,000 shares, (ii) a prorated annual grant of 35,000 shares and (iii) a chairperson grant of 20,000 shares, as compensation for his services as a member and as chairperson of our board of directors. Each option has an exercise price of $1.93 per share. The retainer grant vests at the rate of 1/24th of the number of shares subject to the grant at the end of each month and the prorated annual grant and chairperson grant vest at the rate of 1/12th of the number of shares subject to each such grant at the end of each month, each beginning on the one-month anniversary of the December 17, 2019 vesting commencement date, subject to Dr. Epstein’s continuous service.

Also in December 2019, our board of directors granted Ms. Hibbs options under our 2018 Plan to purchase an aggregate of 105,000 shares of our common stock, consisting of (i) a retainer grant of 70,000 shares and (ii) a prorated annual grant of 35,000 shares, as compensation for her services as a member of our board of directors. Each option has an exercise price of $1.93 per share. The retainer grant vests at the rate of 1/24th of the original number of shares at the end of each month and the prorated annual grant vests at the rate of 1/12th of the original number of shares at the end of each month, each beginning on the one-month anniversary of the December 17, 2019 vesting commencement date, subject to Ms. Hibb’s continuous service.

Each of the options granted to Dr. Epstein and Ms. Hibbs were granted under our 2018 Plan and vest based on continued service with us, subject to accelerated vesting upon a change in control or upon the option holder’s death or disability. In addition, the options granted to Dr. Epstein and Ms. Hibbs provide that they may be exercised for up to three years following cessation of service, other than in connection with a termination by us for cause.

The following table sets forth information concerning the compensation paid to our directors during 2019, other than Dr. Nova, whose compensation is described in the section above titled “Executive Compensation”.

Name	Option Awards(1)		Total
Robert Epstein, M.D.	$143,637	(2)	$143,637
Kathy Hibbs, Esq.	$120,897	(3)	$120,897
Todd Holmes	—		—
Andrew Levitch	—		—
Henry Skinner, Ph.D.	—		—

(1)

Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 6 to our financial statements included elsewhere in this prospectus. As required by SEC rules, the amount shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)

Represents the grant date fair value of options to purchase an aggregate of 125,000 shares of our common stock granted to Dr. Epstein for service as a member and as chairperson of our board of directors. As of December 31, 2019, an aggregate of 125,000 shares were outstanding under all options to purchase our common stock held by Dr. Epstein.

(3)

Represents the grant date fair value of options to purchase an aggregate of 105,000 shares of our common stock granted to Ms. Hibbs for service as a member of our board of directors. As of December 31, 2019, an aggregate of 105,000 shares were outstanding under all options to purchase our common stock held by Ms. Hibbs.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2016, to which we have been a party, in which the amount involved in the transaction exceeded $120,000 or, if less, 1% of the average of our total assets as of December 31, 2018 and 2019, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, employment, termination of employment, change in control and other arrangements with our directors and executive officers, which are described under “Executive And Director Compensation.”

Series C Convertible Preferred Stock Financing

From February 2016 through June 2017, we issued and sold an aggregate of 2,725,938 shares of our Series C convertible preferred stock, or Series C preferred stock, in multiple closings pursuant to Series C preferred stock purchase agreements with various investors, or the Series C financing. The per share purchase price of our Series C preferred stock was $15.00 per share and we received gross proceeds of approximately $40.9 million.

The participants in the Series C financing included entities affiliated with members of our board of directors and holders of more than 5% of our capital stock. The following table sets forth the aggregate number of shares of Series C preferred stock issued to these related parties in the Series C financing:

PARTICIPANTS	SERIES C PREFERRED STOCK	AGGREGATE CONSIDERATION (in thousands)
Greater than 5% stockholders
EVP Technology Fund III GmbH & Co KG(1)	166,666	$2,500
MSD Human Health Holding B.V.(2)	233,333	$3,500

(1)

George Rehm, a member of our board of directors at the time of the Series C financing, was a managing partner of aeris CAPITAL AG, an investment advisor to aeris CAPITAL Life Science Fund L.P., Cayman Islands, the predecessor company to EVP Technology Fund III GmbH & Co KG.

(2)

Lawrence D. Senour, a member of our board of directors at the time of the Series C financing, was a managing director of Merck Global Health Innovation Fund, an affiliate of MSD Human Health Holding B.V.

Convertible Promissory Note and Warrant Financing

From November 2017 through February 2018, we issued and sold (i) subordinated convertible promissory notes in the aggregate principal amount of approximately $8.4 million with an interest rate of 8% per annum and (ii) warrants initially exercisable for an aggregate of 140,544 shares of our Series C preferred stock at an exercise price of $15.00 per share, in multiple closings, pursuant to a note and warrant purchase agreement, as amended, with various investors, or the note and warrant financing.

The participants in the note and warrant financing included entities affiliated with members of our board of directors and holders of more than 5% of our capital stock. The following table sets forth the principal amount of subordinated convertible promissory notes and aggregate number of warrants issued to these related parties:

PARTICIPANTS	PRINCIPAL AMOUNT OF NOTES	WARRANTS TO PURCHASE SERIES C PREFERRED STOCK(6)
Greater than 5% stockholders
Yonghua International II L.P. and its affiliates	$1,195,994	19,933
EVP Technology Fund III GmbH & Co KG(1)	$1,194,010	19,900
MSD Human Health Holding B.V.(2)	$1,148,953	19,149
Tekla Capital Management LLC(3)	$981,633	16,359
Baird Venture Partners and its affiliates(4)	$949,058	15,816
UnitedHealth Group Ventures, LLC	$805,383	13,422
CRG Partners III L.P. and its affiliates(5)	$589,396	9,821

(1)

George Rehm, a member of our board of directors at the time of the note and warrant financing, was a managing partner of aeris CAPITAL AG, an investment advisor to aeris CAPITAL Life Science Fund L.P., Cayman Islands, the predecessor company to EVP Technology Fund III GmbH & Co KG.

(2)

Lawrence D. Senour, a member of our board of directors at the time of the note and warrant financing, was a managing director of Merck Global Health Innovation Fund, an affiliate of MSD Human Health Holding B.V.

(3)

Consists of (i) $333,757 in subordinated convertible promissory notes and warrants initially exercisable to purchase 5,562 shares of Series C preferred stock issued to Tekla Healthcare Investors, (ii) $314,122 in subordinated convertible promissory notes and warrants initially exercisable to purchase 5,235 shares of Series C preferred stock issued to Tekla Healthcare Opportunities Fund, (iii) $196,326 in subordinated convertible promissory notes and warrants initially exercisable to purchase 3,272 shares of Series C preferred stock issued to Tekla World Healthcare Fund, and (iv) $137,428 in subordinated convertible promissory notes and warrants initially exercisable to purchase 2,290 shares of Series C preferred stock issued to Tekla Life Sciences Investors. Daniel R. Omstead, Ph.D., a member of our board of directors at the time of the note and warrant financing, is President of Tekla Healthcare Investors, Tekla Healthcare Opportunities Fund, Tekla World Healthcare Fund and Tekla Life Sciences Investors.

(4)

Consists of (i) $579,808 in subordinated convertible promissory notes and warrants initially exercisable to purchase 9,663 shares of Series C preferred stock issued to Baird Venture Partners III Limited Partnership, (ii) $208,642 in subordinated convertible promissory notes and warrants initially exercisable to purchase 3,477 shares of Series C preferred stock issued to BVP III Special Affiliates Limited Partnership, and (iii) $160,608 in subordinated convertible promissory notes and warrants initially exercisable to purchase 2,676 shares of Series C preferred stock issued to BVP III Affiliates Fund Limited Partnership. Michael Liang, Ph.D., a member of our board of directors at the time of the note and warrant financing, is a member of the investment committee of Baird Venture Partners Management Company III, LLC, the general partner of each of Baird Venture Partners III Limited Partnership, BVP III Special Affiliates Limited Partnership and BVP III Affiliates Fund Limited Partnership.

(5)

Consists of (i) $102,262 in subordinated convertible promissory notes and warrants initially exercisable to purchase 1,704 shares of Series C preferred stock issued to CRG Partners III L.P., (ii) $50,301 in subordinated convertible promissory notes and warrants initially exercisable to purchase 838 shares of Series C preferred stock issued to CRG Partners III—Parallel Fund “A” L.P., (iii) $214,587 in subordinated convertible promissory notes and warrants initially exercisable to purchase 3,576 shares of Series C preferred stock issued to CRG Partners III (Cayman) L.P., and (iv) $222,245 in subordinated convertible promissory notes and warrants initially exercisable to purchase 3,703 shares of Series C preferred stock issued to CRG Partners III—Parallel Fund “B” (Cayman) L.P.

(6)

Following the closing of the Series D financing, as described below, the warrants became exercisable for an aggregate of 562,651 shares of Series D convertible preferred stock, or Series D preferred stock, at an exercise price of $3.05 per share.

Series D Convertible Preferred Stock Financing

In April 2018, we entered into a Series D preferred stock purchase agreement with various investors, pursuant to which we issued and sold (i) an aggregate of 5,002,167 shares of our Series D preferred stock, and (ii) an aggregate of 839,208 shares of our Series D Prime convertible preferred stock, or Series D Prime preferred stock, each at a purchase price of $3.05 per share, and received gross proceeds of approximately $15.7 million, which included the conversion the subordinated convertible promissory notes issued in the note and warrant financing at a discounted price of $2.44 per share, or the Series D financing.

The participants in the Series D financing included entities affiliated with members of our board of directors and holders of more than 5% of our capital stock. The following table sets forth the aggregate number of Series D preferred stock and Series D Prime preferred stock issued to these related parties in the Series D financing:

PARTICIPANTS	SERIES D PREFERRED STOCK	SERIES D PRIME PREFERRED STOCK	AGGREGATE CONSIDERATION (in thousands)
Greater than 5% stockholders
MSD Human Health Holding B.V.(1)	683,000	126,687	$2,176
Yonghua International II L.P. and its affiliates(2)	672,928	114,588	$2,096
Baird Venture Partners and its affiliates(3)	647,865	79,779	$1,975
Tekla Capital Management LLC(4)	583,535	114,587	$1,878
EVP Technology Fund III GmbH & Co KG(5)	677,836	—	$1,761
UnitedHealth Group Ventures, LLC	478,763	94,014	$1,541
CRG Partners III L.P. and its affiliates(6)	350,367	68,800	$1,128

(1)

Lawrence D. Senour, a member of our board of directors at the time of the Series D financing, was a managing director of Merck Global Health Innovation Fund, an affiliate of MSD Human Health Holding B.V.

(2)

Consists of (i) 638,552 shares of Series D preferred stock and 91,671 shares of Series D Prime preferred stock issued to Yonghua International II L.P. and (ii) 34,376 shares of Series D preferred stock and 22,917 shares of Series D prime preferred stock issued to YH North America Capital L.P.

(3)

Consists of (i) 395,801 shares of Series D preferred stock and 48,740 shares of Series D Prime preferred stock issued to Baird Venture Partners III Limited Partnership, (ii) 142,427 shares of Series D preferred stock and 17,538 shares of Series D Prime preferred stock issued to BVP III Special Affiliates Limited Partnership, and (iii) 109,637 shares of Series D preferred stock and 13,501 shares of Series D Prime preferred stock issued to BVP III Affiliates Fund Limited Partnership. Michael Liang, Ph.D., a member of our board of directors at the time of the Series D financing, is a member of the investment committee of Baird Venture Partners Management Company III, LLC, the general partner of each of Baird Venture Partners III Limited Partnership, BVP III Special Affiliates Limited Partnership and BVP III Affiliates Fund Limited Partnership.

(4)

Consists of (i) 198,403 shares of Series D preferred stock and 38,960 shares of Series D Prime preferred stock issued to Tekla Healthcare Investors, (ii) 186,731 shares of Series D preferred stock and 36,668 shares of Series D Prime preferred stock issued to Tekla Healthcare Opportunities Fund, (iii) 116,707 shares of Series D preferred stock and 22,917 shares of Series D Prime preferred stock issued to Tekla World Healthcare Fund, and (iv) 81,694 shares of Series D preferred stock and 16,042 shares of Series D Prime preferred stock issued to Tekla Life Sciences Investors. Daniel R. Omstead, Ph.D., a member of our board of directors at the time of the Series D financing, is President of Tekla Healthcare Investors, Tekla Healthcare Opportunities Fund, Tekla World Healthcare Fund and Tekla Life Sciences Investors.

(5)

George Rehm, a member of our board of directors at the time of the Series D financing, was a managing partner of aeris CAPITAL AG, an investment advisor to aeris CAPITAL Life Science Fund L.P., Cayman Islands, the predecessor company to EVP Technology Fund III GmbH & Co KG.

(6)

Consists of (i) 60,790 shares of Series D preferred stock and 11,937 shares of Series D Prime preferred stock issued to CRG Partners III L.P., (ii) 29,901 shares of Series D preferred stock and 5,871 shares of Series D Prime preferred stock issued to CRG Partners III—Parallel Fund “A” L.P., (iii) 127,562 shares of Series D preferred stock and 25,049 shares of Series D Prime preferred stock issued to CRG Partners III (Cayman) L.P., and (iv) 132,114 shares of Series D preferred stock and 25,943 shares of Series D Prime preferred stock issued to CRG Partners III—Parallel Fund “B” (Cayman) L.P.

Series E Convertible Preferred Stock Financing

From July 2018 to November 2018, we issued and sold an aggregate of 4,136,562 shares of our Series E convertible preferred stock, or Series E preferred stock, in multiple closings pursuant to Series E preferred stock purchase agreements with various investors, or the Series E financing. The per share purchase price of our Series E preferred stock was $2.339 per share and we received gross proceeds of approximately $9.7 million.

The participants in the Series E financing included entities affiliated with members of our board of directors and holders of more than 5% of our capital stock. The following table sets forth the aggregate number of Series E preferred stock issued to these related parties in the Series E financing:

PARTICIPANTS	SERIES E PREFERRED STOCK	AGGREGATE CONSIDERATION (in thousands)
Greater than 5% stockholders
EVP Technology Fund III GmbH & Co KG(1)	674,781	$1,578
MSD Human Health Holding B.V.(2)	637,554	$1,491
Yonghua International II L.P. and its affiliates(3)	583,099	$1,364
Tekla Capital Management LLC(4)	547,254	$1,280
UnitedHealth Group Ventures, LLC	448,995	$1,050
CRG Partners III L.P. and its affiliates(5)	328,583	$769

(1)

George Rehm, a member of our board of directors at the time of the initial closing of the Series E financing, was a managing partner of aeris CAPITAL AG, an investment advisor to aeris CAPITAL Life Science Fund L.P., Cayman Islands, the predecessor company to EVP Technology Fund III GmbH & Co KG. Mr. Rehm resigned from our board of directors in August 2018 and EVP Technology Fund III GmbH & Co KG designated his successor, Frank Mühlenbeck, Ph.D., who was a member of our board of directors at the time of the October 2018 closing of the Series E financing. Dr. Mühlenbeck is a managing director at EMBL Ventures GmbH, an affiliate of EVP Technology Fund III GmbH & Co KG, and previously served as a managing partner of aeris CAPITAL AG, an investment advisor to aeris CAPITAL Life Science Fund L.P., Cayman Islands, the predecessor company to EVP Technology Fund III GmbH & Co KG.

(2)

Lawrence D. Senour, a member of our board of directors at the time of the initial closing of the Series E financing, was a managing director of Merck Global Health Innovation Fund, an affiliate of MSD Human Health Holding B.V. Mr. Senour resigned from our board of directors in September 2018 and MSD Human Health Holding B.V. designated his successor, Andrew Levitch, who was a member of our board of directors at the time of the October 2018 closing of the Series E financing. Mr. Levitch was a senior director of Merck & Co., an affiliate of MSD Human Health Holding B.V., until November 2011, and has served as a consultant to Merck Global Health Innovation Fund since 2012.

(3)

Consists of (i) 136,155 shares of Series E preferred stock issued to Yonghua International II L.P. (ii) 20,541 shares of Series E preferred stock issued to YH North America Capital L.P., and (iii) 426,403 shares of Series E preferred stock issued to Yongcheng (Cayman) Limited.

(4)

Consists of (i) 186,067 shares of Series E preferred stock issued to Tekla Healthcare Investors, (ii) 175,121 shares of Series E preferred stock issued to Tekla Healthcare Opportunities Fund, (iii) 109,451 shares of Series E preferred stock issued to Tekla World Healthcare Fund, and (iv) 76,615 shares of Series E preferred stock issued to Tekla Life Sciences Investors. Henry Skinner, Ph.D., a member of our board of directors at the time of the Series E financing, is Senior Vice President, Venture of Tekla Healthcare Investors, Tekla Healthcare Opportunities Fund, Tekla World Healthcare Fund and Tekla Life Sciences Investors.

(5)

Consists of (i) 57,010 shares of Series E preferred stock issued to CRG Partners III L.P., (ii) 28,042 shares of Series E preferred stock issued to CRG Partners III—Parallel Fund “A” L.P., (iii) 119,631 shares of Series E preferred stock issued to CRG Partners III (Cayman) L.P., and (iv) 123,900 shares of Series E preferred stock issued to CRG Partners III—Parallel Fund “B” (Cayman) L.P. Todd Holmes, who became a member of our board of directors in July 2018 upon the initial closing of the Series E financing, is a principal of CRG L.P., an affiliate of CRG Partners III L.P., CRG Partners III—Parallel Fund “A” L.P., CRG Partners III (Cayman) L.P. and CRG Partners III—Parallel Fund “B” (Cayman) L.P.

Convertible Promissory Note Financing

From December 2018 to March 2019, we issued and sold subordinated convertible promissory notes in the aggregate principal amount of approximately $5.6 million with an interest rate of 6% per annum in multiple closings pursuant to note purchase agreements with various investors, or the note financing.

The participants in the note financing included entities affiliated with members of our board of directors and holders of more than 5% of our capital stock. The following table sets forth the principal amount of subordinated convertible promissory notes issued to these related parties:

PARTICIPANTS	PRINCIPAL AMOUNT OF NOTES
Greater than 5% stockholders
EVP Technology Fund III GmbH & Co KG(1)	$991,970
Yonghua International II L.P. and its affiliates(2)	$857,193
Tekla Capital Management LLC(3)	$804,497
UnitedHealth Group Ventures, LLC	$660,052
MSD Human Health Holding B.V.(4)	$499,864
CRG Partners III L.P. and its affiliates(5)	$483,037

(1)

Frank Mühlenbeck, Ph.D., a member of our board of directors at the time of the note financing, is a managing director at EMBL Ventures GmbH, an affiliate of EVP Technology Fund III GmbH & Co KG, and previously served as a managing partner of aeris CAPITAL AG, an investment advisor to aeris CAPITAL Life Science Fund L.P., Cayman Islands, the predecessor company to EVP Technology Fund III GmbH & Co KG.

(2)	Consists of $857,193 in subordinated convertible promissory notes issued to Yongcheng (Cayman) Limited.
(3)

Consists of (i) $273,530 in subordinated convertible promissory notes issued to Tekla Healthcare Investors, (ii) $257,439 in subordinated convertible promissory notes issued to Tekla Healthcare Opportunities Fund, (iii) $160,899 in subordinated convertible promissory notes issued to Tekla World Healthcare Fund, and (iv) $112,629 in subordinated convertible promissory notes issued to Tekla Life Sciences Investors. Henry Skinner, Ph.D., a member of our board of directors at the time of the note financing, is Senior Vice President, Venture of Tekla Healthcare Investors, Tekla Healthcare Opportunities Fund, Tekla World Healthcare Fund and Tekla Life Sciences Investors.

(4)

Andrew Levitch, a member of our board of directors at the time of the note financing, was a senior director of Merck & Co., an affiliate of MSD Human Health Holding B.V., until November 2011, and has served as a consultant to Merck Global Health Innovation Fund since 2012.

(5)

Consists of (i) $83,809 in subordinated convertible promissory notes issued to CRG Partners III L.P., (ii) $41,223 in subordinated convertible promissory notes issued to CRG Partners III—Parallel Fund “A” L.P., (iii) $162,675 in subordinated convertible promissory notes issued to CRG Partners III Cayman Lev AIV I L.P., (iv) $13,189 in subordinated convertible promissory notes issued to CRG Partners III Cayman Unlev AIV I LP, and (v) $182,141 in subordinated convertible promissory notes issued to CRG Partners III—Parallel Fund “B” (Cayman) L.P. Todd Holmes, who became a member of our board of directors in July 2018 upon the initial closing of the Series E financing, is a principal of CR Group L.P., an affiliate of CRG Partners III L.P., CRG Partners III—Parallel Fund “A” L.P., CRG Partners III (Cayman) L.P. and CRG Partners III—Parallel Fund “B” (Cayman) L.P.

Series 3 Convertible Preferred Stock Financing

From March 2019 through April 2019, we issued and sold an aggregate of 19,570,000 shares of our Series 3 convertible preferred stock, or Series 3 preferred stock, in multiple closings pursuant to a Series 3 preferred stock purchase agreement with various investors, or the Series 3 financing. The per share purchase price of our Series 3 preferred stock was $1.086 per share and we received gross proceeds of approximately $20.6 million, which included the conversion of the subordinated convertible promissory notes that we issued in the note financing at a discounted price of $0.977 per share.

The participants in the Series 3 financing included entities affiliated with members of our board of directors and holders of more than 5% of our capital stock. The following table sets forth the aggregate number of Series 3 preferred stock issued to these related parties in the Series 3 financing:

PARTICIPANTS	SERIES 3 PREFERRED STOCK	AGGREGATE CONSIDERATION (in thousands)
Greater than 5% stockholders
CRG Partners III L.P. and its affiliates(1)	4,143,536	$4,446
Yonghua International II L.P. and its affiliates(2)	3,013,499	$3,177
Tekla Capital Management LLC(3)	2,830,615	$2,984
UnitedHealth Group Ventures, LLC	2,322,385	$2,448
MSD Human Health Holding B.V.(4)	1,759,504	$1,855
CD-Venture GmbH	1,247,050	$1,314
EVP Technology Fund III GmbH & Co KG(5)	1,027,142	$1,004

(1)

Consists of (i) 718,919 shares of Series 3 preferred stock issued to CRG Partners III L.P., (ii) 353,617 shares of Series 3 preferred stock issued to CRG Partners III—Parallel Fund “A” L.P., (iii) 1,395,443 shares of Series 3 preferred stock issued to CRG Partners III Cayman Lev AIV I L.P., (iv) 113,140 shares of Series 3 preferred stock issued to CRG Partners III Cayman Unlev AIV I LP and (v) 1,562,417 shares of Series 3 preferred stock issued to CRG Partners III—Parallel Fund “B” (Cayman) L.P. Todd Holmes, a member of our board of directors as of the time of the Series 3 financing, is a principal of CR Group L.P., an affiliate of CRG Partners III L.P., CRG Partners III—Parallel Fund “A” L.P., CRG Partners III (Cayman) L.P. and CRG Partners III—Parallel Fund “B” (Cayman) L.P.

(2)	Consists of 3,013,499 shares of Series 3 preferred stock issued to Yongcheng (Cayman) Limited.
(3)

Consists of (i) 962,412 shares of Series 3 preferred stock issued to Tekla Healthcare Investors, (ii) 905,797 shares of Series 3 preferred stock issued to Tekla Healthcare Opportunities Fund, (iii) 566,122 shares of Series 3 preferred stock issued to Tekla World Healthcare Fund, and (iv) 396,284 shares of Series 3 preferred stock issued to Tekla Life Sciences Investors. Henry Skinner, Ph.D., a member of our board of directors at the time of the Series 3 financing, is Senior Vice President, Venture of Tekla Healthcare Investors, Tekla Healthcare Opportunities Fund, Tekla World Healthcare Fund and Tekla Life Sciences Investors.

(4)

Andrew Levitch, a member of our board of directors at the time of the Series 3 financing, was a senior director of Merck & Co., an affiliate of MSD Human Health Holding B.V., until November 2011, and has served as a consultant to Merck Global Health Innovation Fund since 2012.

(5)

Frank Mühlenbeck, Ph.D., a member of our board of directors at the time of the Series 3 financing, is a managing director at EMBL Ventures GmbH, an affiliate of EVP Technology Fund III GmbH & Co KG, and previously served as a managing partner of aeris CAPITAL AG, an investment advisor to aeris CAPITAL Life Science Fund L.P., Cayman Islands, the predecessor company to EVP Technology Fund III GmbH & Co KG. Dr. Mühlenbeck resigned from our board of directors in April 2019 and EVP Technology Fund III GmbH & Co KG ceased being a holder of more than 5% of our capital stock as of the completion of the Series 3 financing.

Term Loan Agreement

In September 2015, we entered into a term loan agreement, as amended from time to time, or the Loan Agreement, with the subsidiary guarantors from time to time party thereto, initially, Decipher Corp. f/k/a GenomeDx Biosciences Corp., our wholly-owned subsidiary, or Decipher Corp., and CRG Partners III L.P., as collateral agent, or in such capacity, the Agent, and CRG Partners III L.P., CRG Partners III–Parallel Fund “A” L.P., and CRG Partners III (Cayman) L.P., as lenders, or collectively, CRG, providing for term loans in an aggregate principal amount of $37.0 million. CRG Partners III L.P. and its affiliates became a greater than 5% holder of our outstanding capital stock in connection with its investment in our Series C financing. In connection with its investment in our Series E financing, we appointed Todd Holmes to our board of directors. Mr. Holmes is a principal of CR Group L.P., an affiliate of CRG Partners III L.P., CRG Partners III—Parallel Fund “A” L.P., CRG Partners III (Cayman) L.P. and CRG Partners III—Parallel Fund “B” (Cayman) L.P.

Borrowings under the Loan Agreement may consist of up to six separate term loans. We borrowed the initial term loan in the aggregate principal amount of $15.0 million, or the First Loan, in September 2015 in connection with our entry into the Loan Agreement. We borrowed the second term loan in the aggregate principal amount of $5.0 million, or the Second Loan, and the third term loan in the aggregate principal amount of $5.0 million, or the Third Loan, each in December 2016. We borrowed the fourth term loan in the aggregate principal amount of $5.0 million, or the Fourth Loan, in December 2019. We borrowed the fifth term loan in the aggregate principal amount of $2.0 million, or the Fifth Loan, in March 2020. We refer to the First Loan, the Second Loan, the Third Loan, the Fourth Loan and the Fifth Loan as the Term Loans. The Term Loans bear interest at a fixed rate of 13.00% per annum. In addition, so long as we are not in default under the Loan Agreement, we may defer up to 5.0% per annum of the interest payment, or PIK Interest, which is added to the principal balance. We have not drawn the remaining $5.0 million available to us pursuant to a sixth term loan, which may be drawn on or before March 6, 2021, upon satisfaction of certain conditions.

Following our borrowing of each Term Loan, we are obligated to make quarterly cash payments, each on a Payment Date, of interest only. The Term Loans mature on June 30, 2021, or the Maturity Date, with such maturity date to be automatically extended to December 31, 2021 in connection with the closing of a Qualified IPO (as defined in the Loan Agreement) that raises at least $25.0 million of gross proceeds at a pre-money valuation of more than $80.0 million. Upon the applicable Maturity Date, the outstanding principal amount and any interest thereof will be paid.

At our option, we may prepay in whole or in part the outstanding principal amount of the Term Loans plus any accrued and unpaid interest and any fees then due and owing. In addition, upon certain asset sales and change of control transactions, we will be required to prepay the outstanding principal amount of the Term Loans plus any accrued and unpaid interest and any fees then due and owing. The consummation of this offering will not constitute a change of control for purposes of the Loan Agreement.

Upon any optional or mandatory prepayment, we will also be obligated to pay a prepayment premium, or the Prepayment Premium, equal to 1% of the aggregate outstanding principal amount being prepaid. Upon the applicable Maturity Date or the date the Term Loans become due and payable for any other reason, we will also be obligated to pay a back-end fee, or the Back-End Fee, equal to 12% of the aggregate outstanding principal amount being repaid (excluding PIK Interest). We are not entitled to reborrow any amounts of principal once such principal has been repaid.

While any amounts are outstanding under the Loan Agreement, we are subject to a number of affirmative and restrictive covenants, including covenants regarding delivery of financial statements, notice of material events, maintenance of property, payment of taxes, maintenance of insurance, dispositions of property, business combinations or acquisitions, incurrence of additional indebtedness and transactions with affiliates, among other customary covenants. We are also restricted from paying cash dividends or making other distributions or payments on our share capital except for repurchases of stock pursuant to employee share purchase plans, provided such repurchases do not exceed $100,000 in the aggregate.

In addition, we are currently subject to a covenant to maintain minimum liquidity of $2.0 million and a covenant to meet minimum annual revenue targets. The minimum annual revenue target is $30.0 million for 2020 and $36.0 million for 2021. If the applicable Maturity Date is June 30, 2021, we will not have to comply with the revenue covenant for 2021. If we fail to comply with the minimum annual revenue covenants for 2020 or 2021, we have the option to cure such failure within a certain time period by raising capital through certain debt or equity financings. If we are unable to cure the failure to meet the annual revenue target, such failure will be considered an event of default.

Concurrently with the Loan Agreement, we entered into a Canadian security agreement and an intellectual property security agreement with CRG and the Agent, granting the Agent a security interest in all of our personal property and a security interest in all of our intellectual property to secure our obligations under the Loan Agreement, and Decipher Corp. entered into a security agreement with CRG and the Agent whereby it granted the Agent a security interest in all of its property, except certain excluded assets, to secure our obligations under the Loan Agreement.

Upon the occurrence of certain events, including but not limited to the failure by us to satisfy our payment obligations under the Loan Agreement, the breach of certain of our other covenants under the Loan Agreement, and the occurrence of a material adverse change, the Agent will have the right, among other remedies, to declare all principal and interest immediately due and payable, including the Back-End Fee, and if the payment of principal and interest is due prior to maturity, the Prepayment Premium. The Agent also will have the right, among other remedies, to foreclose upon and/or sell or otherwise liquidate our personal property upon the occurrence of certain events.

For additional information regarding the material provisions of the Loan Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Investor Agreements

In connection with our Series 3 financing, we entered into an amended and restated investors’ rights agreement, amended and restated voting agreement and amended and restated right of first refusal and co-sale agreement containing registration rights, information rights, voting rights and rights of first refusal and co-sale, among other things, with certain of our stockholders. Pursuant to our amended and restated voting agreement, certain of our stockholders have the right to designate member(s) to be elected to our board of directors. See the section titled “Management—Family Relationships and Other Arrangements.” The foregoing agreements will terminate upon the closing of this offering, except for the registration rights set forth in the investors’ rights agreement, as more fully described below in “Description of Capital Stock—Registration Rights.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in the section titled “Executive and Director Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers. Additionally, our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. For additional information, see “Management—Limitation of Liability and Indemnification.”

Management Incentive Plan

In March 2019, our board of directors approved a Management Incentive Plan, as amended, or the MIP, under which certain designated employees may be entitled to a transaction bonus payment if they continue in our service through the closing of a corporate transaction, as defined in the MIP, or a Corporate Transaction. The consummation of this offering will not constitute a Corporate Transaction for purposes of the MIP. The MIP provides for a total potential aggregate payout, or “pool”, of bonuses available to be paid to the participants equal to a maximum of 3% of the total consideration payable in the Corporate Transaction, subject to certain conditions and adjustments, and after repayment of the Term Loans (as defined above) and any transaction related costs, but prior to the payment of our preferred stockholders. The MIP will automatically terminate upon the closing of a Qualified IPO (as defined in the MIP).

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” (as defined in the policy) are participants involving an amount that exceeds $120,000, or, if we are a “smaller reporting company” as defined in Section 12b-2 of the Exchange Act, the lesser of $120,000 or 1% of the average of our total assets as of the end of our two most recently completed fiscal years. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any person who is, or at any time since the beginning of our last fiscal year was, an executive officer, director, nominee to become a director or a holder known by us to be the beneficial owner of more than five percent of our common stock, including any of his or her immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of December 31, 2019, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information under the column titled “Before Offering” is based on 38,083,186 shares of common stock outstanding as of December 31, 2019 assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 35,841,567 shares of common stock upon the completion of this offering. The percentage ownership information under the column titled “After Offering” is based on the sale of                  shares of common stock in this offering (assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, the rules include shares of common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Decipher Biosciences, Inc., 6925 Lusk Boulevard, Suite 200, San Diego, California 92121.

		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED (#)	BEFORE OFFERING (%)	AFTER OFFERING (%)
Greater than 5% Stockholders:
Entities affiliated with CRG Partners III L.P.(1)	5,853,097	15.4%
Entities affiliated with Yonghua International II L.P.(2)	6,020,857	15.8%
Tekla Capital Management LLC(3)	5,677,887	14.9%
UnitedHealth Group Ventures, LLC(4)	4,651,763	12.2%
MSD Human Health Holding B.V.(5)	3,619,319	9.5%
CD-Venture GmbH(6)	2,482,032	6.5%
Named Executive Officers and Directors:
Tina S. Nova, Ph.D.(7)	379,549	1.0%
Brent Vetter(8)	36,955	*
John Aballi(9)	36,955	*
Elai Davicioni, Ph.D.(10)	645,688	1.7%
Robert Epstein, M.D.(11)	14,999	*
Kathy Hibbs(12)	11,666	*
Todd Holmes	—	—
Andrew Levitch	—	—
Henry Skinner, Ph.D.	—	—
All executive officers and directors as a group (11 persons)(13)	1,150,812	3.0%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 1,015,534 shares of common stock held by CRG Partners III L.P., (ii) 499,513 shares of common stock held by CRG Partners III—Parallel Fund “A” L.P., (iii) 1,971,182 shares of common stock held by CRG Partners III Cayman Lev AIV I L.P., (iv) 159,819 shares of common stock held by CRG Partners III Cayman Unlev AIV I LP and (v) 2,207,049 shares of common stock held by CRG Partners III—Parallel Fund “B” (Cayman) L.P. CR Group L.P., a Delaware limited partnership, or CR Group, serves as the investment manager for CRG Partners III L.P., CRG Partners III—Parallel Fund “A” L.P., CRG Partners III Cayman Lev AIV I L.P., CRG Partners III Cayman Unlev AIV I LP and CRG Partners III—Parallel Fund “B” (Cayman) L.P., collectively referred to as the CRG Entities, and exercises voting and dispositive power with respect to the shares held by the CRG Entities. CR Group is indirectly controlled by Nathan D. Hukill. Mr. Hukill disclaims beneficial ownership of the shares held by the CRG Entities, except to the extent of his actual pecuniary interest therein, if any. The address of CR Group, the CRG Entities and Mr. Hukill is 1000 Main St., Suite 2500, Houston, TX 77002.

(2)

Consists of (i) 2,047,608 shares of common stock held by Yonghua International II L.P., (ii) 511,898 shares of common stock held by YH North America Capital L. P. and (iii) 3,461,351 shares of common stock held by Yongcheng (Cayman) Limited. Capridge Management II Limited, a Cayman limited liability company, is the general partner of Yonghua International II L.P. Ting Huang is the managing director of Capridge Management II Limited and exercises sole voting and investment power over the shares held by Yonghua International II L.P. Capridge SG Management Limited, a Cayman limited liability company, is the general partner of YH North America Capital L.P. Ting Huang is the managing director of Capridge SG Management Limited and exercises sole voting and investment power over the shares held by YH North America Capital L.P. Ting Huang disclaims beneficial ownership over all shares held by Yonghua International II L.P. and YH North America Capital L.P. except to the extent of any pecuniary interest therein. Jiaming Dong is the managing director of Yongcheng (Cayman) Limited, and exercises sole voting and investment power over the shares held by Yongcheng (Cayman) Limited. Jiaming Dong disclaims beneficial ownership over all shares held by Yongcheng (Cayman) Limited except to the extent of any pecuniary interest therein. The address of Capridge Management II Limited, Capridge SG Management Limited and Ting Huang is No. 1088 Fangdian Road, Pudong New Area, Shanghai, China. The address of Jiaming Dong is Building 4, No.1628 Lizheng Road, Shuyuan Town, Pudong New Area, Shanghai, China.

(3)

Consists of (i) 1,930,488 shares of common stock held by Tekla Healthcare Investors, (ii) 1,816,924 shares of common stock held by Tekla Healthcare Opportunities Fund, (iii) 794,900 shares of common stock held by Tekla Life Sciences Investors and (iv) 1,135,575 shares of common stock held by Tekla World Healthcare Fund. Tekla Capital Management LLC, or TCM, is an investment adviser to Tekla Healthcare Investors (NYSE: HQH), Tekla Healthcare Opportunities Fund (NYSE: THQ), Tekla Life Sciences Investors (NYSE: HQL) and Tekla World Healthcare Fund (NYSE: THW), collectively referred to as the Tekla Funds. Daniel R. Omstead, Ph.D., serves as President and Chief Executive Officer of the Tekla Funds and Henry Skinner, Ph.D., serves as Senior Vice President, Venture of the Tekla Funds. Each of TCM and Daniel R. Omstead, through his control of TCM, has sole power to dispose of the shares beneficially owned by the Tekla Funds. Neither TCM nor Daniel R. Omstead has the sole power to vote or direct the vote of the shares beneficially owned by the Tekla Funds, which power resides in the Board of Trustees for each Tekla Fund. TCM carries the voting of shares under written guidelines established by the Board of Trustees. The address for the Tekla Funds is 100 Federal Street, 19th Floor, Boston, MA 02110.

(4)

UnitedHealth Group Ventures, LLC is a Delaware limited liability company and is a direct, wholly-owned subsidiary of UnitedHealth Group Incorporated (NYSE: UNH), a Delaware corporation and publicly traded company. UnitedHealth Group Incorporated exercises investment power and voting control over UnitedHealth Group Ventures, LLC. The address for both UnitedHealth Group Ventures, LLC and UnitedHealth Group Incorporated is 9900 Bren Road East, Minnetonka, Minnesota 55343.

(5)

MSD Human Health Holding B.V., or MSD, is an indirect, wholly-owned subsidiary of Merck & Co., Inc. (NYSE: MRK), or Merck, a publicly traded company. As a result of their direct and indirect ownership, each of MSD and Merck may be deemed to share voting and investment power over the shares held by MSD. The address of the principal offices of Merck & Co., Inc. is 2000 Galloping Hill Road, Kenilworth NJ 07033 and the address of the principal offices of MSD Human Health Holding B.V. is Kloosterstraat 6, Oss, 5349 AB, Netherlands.

(6)

Christoph Boehringer and Dirk Wilken serve as managing directors of CD-Venture GmbH, or CD-Venture, and share voting and dispositive power with respect to the shares held by CD-Venture. Each of Mr. Boehringer and Mr. Wilken disclaims beneficial ownership of all shares held by CD-Venture, except to the extent of each such individual’s actual pecuniary interest therein, if any. The address for CD-Venture is Bergheimer Str. 45, 69115 Heidelberg, Germany.

(7)	Consists of (i) 379,549 shares of common stock subject to options exercisable as of February 29, 2020.
(8)	Consists of (i) 36,955 shares of common stock subject to options exercisable as of February 29, 2020.
(9)	Consists of (i) 36,955 shares of common stock subject to options exercisable as of February 29, 2020.
(10)	Consists of (i) 414,700 shares of common stock and (ii) 230,988 shares of common stock subject to options exercisable as of February 29, 2020.
(11)	Consists of 14,999 shares of common stock subject to options exercisable as of February 29, 2020.
(12)	Consists of 11,666 shares of common stock subject to options exercisable as of February 29, 2020.
(13)	Consists of shares identified in the list of directors and named executive officers above plus 25,000 shares of common stock subject to options exercisable as of February 29, 2020.

DESCRIPTION OF CAPITAL STOCK

General

Upon filing of our amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.0001 per share, and                 shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the completion of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares

As of December 31, 2019, there were 2,241,619 shares of common stock issued and outstanding held of record by 74 stockholders. This amount excludes our outstanding shares of redeemable convertible preferred stock, which will convert into 35,841,567 shares of common stock in connection with the completion of this offering. Based on the number of shares of common stock outstanding as of December 31, 2019, and assuming (i) the conversion of all outstanding shares of our redeemable convertible preferred stock and (ii) the issuance by us of                 shares of common stock in this offering, there will be                 shares of common stock outstanding upon the completion of this offering.

As of December 31, 2019, there were (i) 6,004,414 shares of common stock subject to outstanding options under our 2011 Plan and 2018 Plan and (ii) 171,875 shares of common stock issuable upon exercise of outstanding warrants.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Redeemable Convertible Preferred Stock

As of December 31, 2019, there were 35,841,567 shares of redeemable convertible preferred stock outstanding, held of record by 39 stockholders. In connection with the completion of this offering, all outstanding shares of redeemable convertible preferred stock will be converted into 35,841,567 shares of our common stock. Immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of redeemable convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                 shares of redeemable convertible preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

After the closing of this offering, certain holders of shares of our common stock, including all of the current preferred stockholders, including certain holders of more than five percent of our capital stock and entities affiliated with certain of our directors, will be entitled to certain rights with respect to registration of the shares of common stock issued upon conversion of our redeemable convertible preferred stock under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the amended and restated investors’ rights agreement and are described in additional detail below.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Subject to certain customary exceptions, we are required to pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earlier to occur of (i) five years after the consummation of our initial public offering, (ii) with respect to any particular holder (A) at such earlier time after our initial public offering that such holder (1) can sell all its shares under Rule 144(b)(1)(i) or (2) holds one percent or less of our outstanding common stock and all registrable securities held by such holder (together with any affiliate of the holder with whom such holder must aggregate its sales under Rule 144) can be sold without limitation during any three-month period without registration in compliance with Rule 144 or (B) upon the sale of all of the shares held by such holder pursuant to an effective registration statement under the Securities Act, and (iii) the termination of the amended and restated investors’ rights agreement.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time after 180 days following the date of the underwriting agreement for this offering, the holders of at least 30% of the registrable securities then outstanding may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities that have an aggregate offering price that exceeds $10,000,000. We will not be required to effect more than two registrations pursuant to these demand registration rights.

Piggyback Registration Rights

In connection with this offering, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of the registrable securities will be entitled to certain Form S-3 registration rights. Holders of at least 25% of the registrable securities then outstanding may request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which equals or exceeds $3,000,000. We will not be required to effect more than one registration on Form S-3 within any 12-month period.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to                 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairperson of the board of directors, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, that, this Delaware forum provision set forth in our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Further, our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

Nasdaq Global Market Listing

We intend to apply for listing of our common stock on the Nasdaq Global Market under the symbol “DECI”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure investors that an active trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital in the future. As described below, only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below. Nonetheless, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2019, upon the completion of this offering and assuming (i) the conversion of all of our outstanding shares of redeemable convertible preferred stock as of December 31, 2019 into an aggregate of 35,841,567 shares of common stock in connection with the completion of this offering, (ii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iii) no exercise of outstanding options or warrants, an aggregate of                 shares of common stock will be outstanding.

All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The outstanding shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if their offer and sale are registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 or 701 promulgated under the Securities Act.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•	shares of our common stock will be eligible for immediate sale upon the closing of this offering; and

•

approximately                 additional shares of our common stock will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of December 31, 2019, options to purchase a total of 6,004,414 shares of common stock were outstanding, of which 841,798 shares were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements and Market Stand-Off Agreements

Our officers, directors, and holders of substantially all of our capital stock, stock options and other securities convertible into, exercisable or exchangeable for our capital stock outstanding immediately prior to the closing of this offering have entered into market stand-off agreements with us and have entered into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Evercore Group L.L.C. and Wells Fargo Securities, LLC See the section titled “Underwriting” for additional information.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of                 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Registration Statements on Form S-8

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2011 Plan, the 2018 Plan, the 2020 Plan and the ESPP.

The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined herein) with respect to their purchase, ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt or governmental organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or the Medicare contribution tax on net investment income, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction, synthetic security or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies, accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code, and U.S. expatriates and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Any distributions will also be subject to the discussion below under the heading “Foreign Accounts.”

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (i) a properly executed IRS Form W-8BEN (in the case of individuals), IRS Form W-8BEN-E (in the case of entities), or other applicable documentation, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the United States and such holder’s country of residence, or (ii) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States. We intend to withhold unless the tax forms referred to above are provided to us or our paying agent prior to the payment of dividends and are updated periodically. In the case of a non-U.S. holder that is an entity, Treasury Regulations and any relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” may also apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a U.S. real property holding corporation. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of its other assets used or held for use in a trade or business. We do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to “United States persons” (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a “United States person” (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if it certifies its non-U.S. status by providing a valid IRS Form W-8BEN (in the case of individuals), IRS Form W-8BEN-E (in the case of entities) or IRS Form W-8ECI, or successor form, or otherwise establishes an exemption; provided the applicable withholding agent does not have actual knowledge or reason to know such non-U.S. holder is a “United States person,” as defined in the Code.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a “United States person” (as defined in the Code). Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns that are filed with the IRS may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Code generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. A U.S. federal withholding tax of 30% also applies to dividends on our common stock paid to a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity, or otherwise qualifies for an exemption from these rules. The withholding provisions described above currently apply to dividends paid on our common stock. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding applies with respect to payments of gross proceeds. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Evercore Group L.L.C. and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Evercore Group L.L.C.

Wells Fargo Securities, LLC

Canaccord Genuity LLC

BTIG, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Certain of the underwriters may offer and sell the shares through one or more of their respective affiliates or selling agents.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, payable by us are estimated to be approximately                 . We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to                  .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers, directors, and holders of substantially all of our securityholders have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Evercore Group L.L.C. and Wells Fargo Securities, LLC. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Nasdaq Global Market Listing

We intend to apply to list the shares of our common stock on the Nasdaq Global Market under the symbol “DECI.”

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue,

•	the present state of our development,

•	the likelihood of approval for our therapeutic candidates, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, which has implemented the Prospectus Directive, or a Relevant Member State, no offer of shares which are the subject of the offering has been, or will be made to the public in that Relevant Member State, other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for us or the underwriters or our respective affiliates to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Relevant Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with the underwriters and us that (i) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and (ii) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

We, the underwriters and our respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or the underwriters or our respective affiliates to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters nor our respective affiliates have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters or our respective affiliates to publish a prospectus under the Prospectus Directive for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who, in addition to being “qualified investors” (as defined in the Prospectus Directive), are (i) persons who have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) persons who are high net worth body corporates, unincorporated associations or partnerships or the trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order or (iii) other persons to whom such document or offer may otherwise be lawfully communicated, or collectively, relevant persons. This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will only be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act, or collectively, Exempt Investors, so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under such ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under such ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

In connection with Section 309B of the SFA and the Capital Markets Products Regulations 2018, the shares of common stock are prescribed capital markets products (as defined in the Capital Markets Products Regulations 2018) and Excluded Investment Products (as defined in Monetary Authority of Singapore Notice SFA 04-N12: Notice on the Sale of Investment Products and Monetary Authority of Singapore Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus(including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. Latham & Watkins LLP, San Diego, California, is acting as counsel for the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2018 and 2019, and for each of the two years in the period ended December 31, 2019, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANT

On May 21, 2019, our board of directors dismissed PricewaterhouseCoopers LLP, or PwC. Effective May 22, 2019, we retained Ernst & Young LLP, or Ernst & Young, as our independent registered public accounting firm. The decision to change our independent registered public accounting firm was unanimously approved by our board of directors, including all of the members of our audit committee.

The reports of PwC on our consolidated financial statements for each of the two fiscal years prior to its dismissal did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with PwC on any matter of accounting principles or practices, consolidated financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused PwC to make reference in connection with its opinion to the subject matter of the disagreement during its audits for each of the two fiscal years prior to its dismissal or the subsequent interim period through May 21, 2019. During the two most recent fiscal years preceding PwC’s dismissal, and the subsequent interim period through May 21, 2019, there were no ‘‘reportable events’’ as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided PwC with a copy of the foregoing disclosure and have requested that PwC furnish us with a letter addressed to the SEC stating whether or not PwC agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from PwC is filed as an exhibit to the registration statement of which this prospectus is a part.

During the two years ended December 31, 2018 and the subsequent interim period through May 22, 2019, neither we, nor anyone acting on our behalf, consulted with Ernst & Young on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Ernst & Young that Ernst & Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 6925 Lusk Boulevard, Suite 200, San Diego, California 92121 or telephoning us at (888) 975-4540.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at decipherbio.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Decipher Biosciences, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Decipher Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Decipher Biosciences, Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

San Diego, California

March 13, 2020

Decipher Biosciences, Inc.

Consolidated Balance Sheets

(in thousands, except share and par value data)

	December 31,
	2018	2019
Assets
Current assets:
Cash	$4,276	$4,542
Accounts receivable, net of allowance of $44 and $0 at December 31, 2018 and 2019, respectively	1,268	3,522
Supplies inventory	1,105	1,572
Income tax receivable	135	-
Prepaid expenses and other current assets	439	362

Total current assets	7,223	9,998
Restricted cash	-	146
Property and equipment, net	509	1,022
Right-of-use assets	-	5,548
Other long-term assets	613	2,577

Total assets	$8,345	$19,291

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$4,696	$4,185
Accrued liabilities	5,314	2,517
Current portion of lease liabilities	-	1,122
Convertible promissory notes, net of debt discount	2,196	-
Long-term debt – related party, net of debt discount	28,782	-

Total current liabilities	40,988	7,824
Lease liabilities, net of current portion	-	4,479
Long-term debt – related party, net of debt discount	-	35,930
Preferred stock warrants liability	763	-
Embedded derivative liability	508	-
Other long-term liabilities	72	-

Commitments and contingencies (Note 4)
Redeemable convertible preferred stock, $0.0001 par value; authorized shares – 15,218,857 and 43,494,842 at December 31, 2018 and 2019, respectively; issued and outstanding shares – 14,296,836 and 35,841,567 at December 31, 2018 and 2019, respectively; liquidation preference of $48,157 and $61,057 at December 31, 2018 and 2019, respectively; redemption value of $43,525 and $39,804 at December 31, 2018 and 2019, respectively	110,135	29,821
Stockholders’ deficit:
Common stock, $0.0001 par value; authorized shares – 22,000,000 and 52,000,000 at December 31, 2018 and 2019, respectively; issued and outstanding shares – 1,883,287 and 2,241,619 at December 31, 2018 and 2019, respectively	-	-
Additional paid-in capital	3,138	2,767
Accumulated other comprehensive income	308	308
Accumulated deficit	(147,567)	(61,838)

Total stockholders’ deficit	(144,121)	(58,763)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$8,345	$19,291

See accompanying notes to consolidated financial statements.

Decipher Biosciences, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2018	2019
Revenue:
Genomic testing	$10,660		$15,968
Other	1,411		556

Total revenue	12,071		16,524

Cost and operating expenses:
Cost of revenue	10,886		9,367
Research and development	2,961		3,599
Sales and marketing	10,906		10,203
General and administrative	7,574		6,641
Legal settlement	2,551		-

Total cost and operating expenses	34,878		29,810

Loss from operations	(22,807)		(13,286)
Other income (expense), net:
Interest income	8		54
Interest expense on long-term debt – related party	(4,233)		(4,632)
Interest expense and settlement of convertible promissory notes	(3,768)		(1,561)
Revaluation of warrants and embedded derivative liabilities	843		721
Other income (expense), net	45		247

Total other income (expense), net	(7,105)		(5,171)

Loss before income tax	(29,912)		(18,457)
Tax expense (benefit)	25		(6)

Net loss and comprehensive loss	(29,937)		(18,451)
Accretion to redemption value of redeemable convertible preferred stock	(4,982)		(395)
Accruing dividends on redeemable convertible preferred stock with carrying value in excess of redemption value	(731)		(2,063)
Deemed dividend on redeemable convertible preferred stock issuances	-		(2,026)
Gain on extinguishment of redeemable convertible preferred stock	16,700		103,523
Net income allocable to preferred stockholders	-		(75,284)

Net income (loss) attributable to common stockholders	$(18,950)		$5,304

Net income (loss) per share attributable to common stockholders:
Basic	$(10.64)		$2.48

Diluted	$(10.64)		$(0.57)

Weighted-average shares of common stock outstanding:
Basic	1,780,497		2,138,072

Diluted	1,780,497		32,483,381

Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)		$

Pro forma weighted-average shares of common stock outstanding – basic and diluted (unaudited)

See accompanying notes to consolidated financial statements.

Decipher Biosciences, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	6,103,976	$99,497	1,707,797	$3,840	$—	$308	$(134,330)	$(130,182)
Reincorporation as a Delaware corporation	—	—	—	(3,840)	3,840	—	—	—
Beneficial conversion feature from issuance of convertible promissory notes	—	—	—	—	1,384	—	—	1,384
Conversion of convertible promissory notes into Series D redeemable convertible preferred stock	3,539,213	8,636	—	—	—	—	—	—
Issuance of Series D and Series D Prime redeemable convertible preferred stock, net of issuance costs of $185	2,302,162	6,836	—	—	—	—	—	—
Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $345	4,136,562	9,330	—	—	—	—	—	—
Extinguishment of redeemable convertible preferred stock in connection with pay-to-play financing	(1,029,761)	(16,812)	99,973	—	112	—	16,700	16,812
Conversion of redeemable convertible preferred stock in connection with pay-to-play financing	(755,316)	(2,334)	74,696	—	2,334	—	—	2,334
Accretion to redemption value of redeemable convertible preferred stock	—	4,982	—	—	(4,982)	—	—	(4,982)
Exercise of common stock options	—	—	821	—	5	—	—	5
Stock-based compensation expense	—	—	—	—	445	—	—	445
Net loss	—	—	—	—	—	—	(29,937)	(29,937)

Balance at December 31, 2018	14,296,836	110,135	1,883,287	—	3,138	308	(147,567)	(144,121)
Cumulative effect adjustment for ASU 2016-09 adoption	—	—	—	—	—	—	657	657
Extinguishment of redeemable convertible preferred stock in connection with pay-to-play financing	(1,039,519)	(8,053)	103,951	—	43	—	8,010	8,053
Conversion of redeemable convertible preferred stock in connection with pay-to-play financing	(3,049,218)	(1,065)	218,567	—	1,065	—	—	1,065
Issuance of Series 3 redeemable convertible preferred stock, net of issuance costs of $202	13,812,175	16,824	—	—	(2,026)	—	—	(2,026)
Conversion of convertible promissory notes into Series 3 redeemable convertible preferred stock	5,757,825	7,098	—	—	—	—	—	—
Extinguishment of Series A and Series B redeemable convertible preferred stock upon conversion into Series 1 redeemable convertible preferred stock	911,333	(34,512)	—	—	—	—	34,512	34,512
Extinguishment of Series C, Series D and Series D Prime redeemable convertible preferred stock upon conversion into Series 2 redeemable convertible preferred stock	5,152,135	(61,001)	—	—	—	—	61,001	61,001
Exercise of common stock options	—	—	35,814	—	8	—	—	8
Accretion to redemption value of redeemable convertible preferred stock	—	395	—	—	(395)	—	—	(395)
Stock-based compensation expense	—	—	—	—	934	—	—	934
Net loss	—	—	—	—	—	—	(18,451)	(18,451)

Balance at December 31, 2019	35,841,567	$29,821	2,241,619	$—	$2,767	$308	$(61,838)	$(58,763)

See accompanying notes to consolidated financial statements.

Decipher Biosciences, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2018	2019
Cash flows from operating activities
Net loss	$(29,937)	$(18,451)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	475	414
Loss on disposal of assets	40	2
Amortization of right-of-use asset	-	714
Stock-based compensation	445	934
Non-cash interest expense – related party	1,743	2,211
Non-cash interest expense and settlement of promissory notes	3,768	1,561
Revaluation of warrants and embedded derivative liabilities	(843)	(721)
Other	(115)	(18)
Changes in operating assets and liabilities:
Income tax receivable	995	135
Accounts receivable	(493)	(1,597)
Supplies inventory	421	(467)
Prepaid and other assets	744	(111)
Accounts payable	18	(1,919)
Accrued liabilities	1,893	(3,320)
Lease liabilities	-	(802)

Net cash used in operating activities	(20,846)	(21,435)

Cash flows from investing activities
Purchases of property and equipment	-	(632)

Net cash used in investing activities	-	(632)

Cash flows from financing activities
Issuance of convertible notes and related warrants, net of issuance costs	6,992	2,791
Proceeds from issuance of long-term debt, net of issuance costs	-	4,937
Proceeds from issuance of Series D redeemable convertible preferred stock, net of issuance costs	6,836	-
Proceeds from issuance of Series E redeemable convertible preferred stock, net of issuance costs	9,330	-
Proceeds from issuance of Series 3 redeemable convertible preferred stock, net of issuance costs	-	14,798
Proceeds from exercise of common stock options	5	8
Payment of initial public offering costs	-	(55)

Net cash provided by financing activities	23,163	22,479

Net increase in cash and restricted cash	2,317	412
Cash and restricted cash at beginning of year	1,959	4,276

Cash and restricted cash at end of year	$4,276	$4,688

Supplemental disclosure of cash flow information
Interest paid	$2,490	$2,421

Income taxes paid (refunded), net	$(981)	$(123)

Supplemental disclosure of non-cash investing and financing activities
Property and equipment purchases included in accounts payable	$5	$302

Conversion of convertible promissory notes and accrued interest into shares of redeemable convertible preferred stock	$8,636	$7,098

Preferred stock issuance costs included in accounts payable	$125	$-

Issuance of Series D redeemable convertible preferred stock warrants	$610	$-

Right-of-use assets and lease liabilities	$-	$6,403

Unpaid initial public offering costs	$-	$1,721

See accompanying notes to consolidated financial statements.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decipher Biosciences, Inc. (the “Company” or “Decipher”) was incorporated in British Columbia on December 16, 2008 under the name GenomeDx Biosciences, Inc. On July 11, 2018, GenomeDx Biosciences, Inc. was reincorporated as a Delaware corporation and subsequently changed its name to Decipher Biosciences, Inc. in January 2019. The Company is headquartered in San Diego, California and has a Canadian branch in Vancouver, British Columbia.

The Company is a commercial-stage precision oncology company committed to improving patient care. The Company’s differentiated approach measures the biological activity of a patient’s entire tumor genome, known as whole transcriptome analysis, and applies proprietary machine learning algorithms to improve therapy selection and accelerate adoption of new therapies into the standard of care. The Company’s novel prostate cancer genomic testing products examine the underlying biology of a patient’s tumor, enabling physicians to select an optimal therapy. The Company’s whole transcriptome analysis of clinical patient samples from its commercial channel and its participation in practice-changing clinical trials has allowed it to build and expand its Decipher GRID database (“GRID”). Decipher GRID is the Company’s proprietary engine that drives product development for it and its pharmaceutical partners.

Principles of Consolidation

The consolidated financial statements include the accounts of Decipher Biosciences, Inc. and its wholly-owned subsidiary, Decipher Corp. All intercompany accounts and transactions have been eliminated in consolidation. The functional currency of both the Company and its wholly-owned subsidiary is the U.S. dollar.

Basis of Presentation and Use of Estimates

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant items subject to such estimates include: revenue recognition; stock-based compensation; and embedded derivative and warrants liability. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that management believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates and assumptions.

Liquidity and Going Concern

The Company has incurred operating losses and negative cash flows from operating activities since inception. As of December 31, 2019, the Company had cash of $4.5 million, working capital of $2.2 million and an accumulated deficit of $61.8 million. Management expects the Company to continue to incur net losses in the near term as it continues to develop additional products, expand its sales territories, and invest in processes, infrastructure and personnel to support the growth of the business. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty. Management is required to

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

perform a two-step analysis over the Company’s ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern (Step 1). If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt (Step 2). Management has prepared cash flow forecasts which indicate its current cash and credit available under its existing credit facility (see Note 5) provide sufficient working capital to fund its operations through at least the next twelve months from the date these consolidated financial statements were available to be issued. There can be no assurance that the Company’s projections of its future working capital needs will prove accurate.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash. Deposits in checking accounts are maintained in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to significant concentrations of credit risk on its cash balances due to the financial position of the depository institutions in which these deposits are held.

The Company is also subject to credit risk from its accounts receivable. The Company generally does not perform evaluations of customers’ financial condition and generally does not require collateral. Through December 31, 2019, primarily all of the Company’s genomic testing revenue has been derived from sales of its products in the United States.

The Company’s third-party payors and pharmaceutical customers in excess of 10% of total revenues for the years ended December 31, 2018 and 2019 are as follows:

	Year Ended December 31,
	2018	2019
Medicare	30%	47%
Customer A	13%	10%
Customer B	13%	*
Customer C	11%	*

*	less than 10%

The Company’s third-party payors and pharmaceutical partners in excess of 10% of total accounts receivable as of December 31, 2018 and 2019 are as follows:

	December 31,
	2018	2019
Medicare	37%	42%
Medicare Advantage	14%	*
Customer A	35%	49%
Customer B	*	*
Customer C	14%	*

*	less than 10%

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Cash and Restricted Cash

The Company considers all highly-liquid investments with an original maturity date of three months or less when purchased that are readily convertible into cash to be cash equivalents. Cash consists of funds in the Company’s readily available checking accounts.

Restricted cash represents cash held as collateral for the Company’s letter of credit related to a facility lease and is reported as a long-term asset in the accompanying consolidated balance sheets. Cash and restricted cash presented in the accompanying consolidated statements of cash flows consist of the following (in thousands):

	December 31,
	2018	2019
Cash	$4,276	$4,542
Restricted cash	-	146

Total	$4,276	$4,688

Supplies Inventory

Inventory consists of reagents, consumables and other laboratory supplies that are used to extract, test and process genetic samples. Inventory is valued at the lower of cost, computed on a first-in, first-out basis, or net realizable value. The Company estimates the recoverability of its inventory by reference to internal estimates of future demands and product life cycles, including expiration. The Company reviews its inventory for potential excess supply and obsolescence on at least a quarterly basis, and records write-offs as deemed necessary on a case-by-case basis.

Several of the materials used to perform the Company’s tests are obtained from single-source suppliers. If these single-source suppliers fail to satisfy the Company’s requirements on a timely basis, the Company could suffer delays in being able to deliver its genomic test reports, resulting in a possible loss of revenue or higher costs that could adversely affect its operating results.

Property and Equipment

Property and equipment generally consist of laboratory equipment, furniture and fixtures and office equipment and are recorded at cost and depreciated over the estimated useful lives of the assets (generally two to five years) using the straight-line method. Leasehold improvements are stated at cost and are amortized on a straight-line basis over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Repairs and maintenance costs are charged to expense as incurred and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized.

Cost Method Investments

In general, the cost method of accounting is used when the Company owns less than 20% of the outstanding voting stock of a corporation that does not have a readily determinable fair value and when the Company is not able to exercise significant influence over the operating and financial policies of the investee. Under the cost method of accounting, investments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, certain distributions and additional investments.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows relating to the asset are less than its carrying amount. An impairment loss is measured as the amount by which the carrying amount of an asset exceeds its fair value. While the Company’s current and historical operating losses and negative cash flows are possible indicators of impairment, management believes that the future cash flows to be generated by these assets support the carrying value of its long-lived assets and, accordingly, has not recognized any impairment losses during the years ended December 31, 2018 and 2019.

Debt Issuance Costs

Debt issuance costs incurred to obtain debt financing are deferred and are amortized over the term of the debt using the effective interest method. The costs are recorded as a reduction to the carrying value of the debt and the amortization expense is included in interest expense in the accompanying consolidated statements of operations and comprehensive loss.

Deferred Offering Costs

The Company has deferred offering costs consisting of legal, accounting and other fees and costs directly attributable to its planned initial public offering (“IPO”). The deferred offering costs will be offset against the proceeds received upon the completion of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within the Company’s statements of operations and comprehensive loss. As of December 31, 2019, $1.8 million of deferred offering costs were recorded within other long-term assets on the balance sheet (see Note 3). No such costs were recorded on the balance sheet as of December 31, 2018.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASC 842”), which requires a lessee to recognize a lease liability and a right-of-use (“ROU”) asset for substantially all leases with lease terms of more than 12 months. The Company adopted ASC 842 effective January 1, 2019 using the modified retrospective approach which allowed for a cumulative-effect adjustment to the opening balance of accumulated deficit in the period of adoption and did not restate prior periods. The Company elected the package of practical expedients permitted under the transition guidance in the new standard, which allowed the Company to carry forward the historical classification of leases that were in place as of January 1, 2019. Upon adoption of ASC 842, the Company recognized ROU assets of $1.2 million and lease liabilities of $1.4 million and recorded a reversal of the previous deferred rent balance under the previous lease guidance of approximately $0.2 million. As a result, the Company made no adjustment to its accumulated deficit.

Under ASC 842, at the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. Lease terms are determined at the commencement date by considering whether renewal options and termination options are reasonably assured of exercise. For its long-term operating leases, the Company recognizes a lease liability and a ROU asset on its consolidated balance sheets and recognizes lease expense on a straight-line basis over the lease term. The lease liability is determined as the present value of future lease payments using the discount rate implicit in the lease or, if the implicit rate is not readily determinable, an estimate of the Company’s incremental borrowing rate. The ROU asset is based on the lease liability, adjusted for any prepaid or deferred rent. The

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Company aggregates all lease and non-lease components for each class of underlying assets into a single lease component and variable charges for common area maintenance and other variable costs are recognized as expense as incurred. The Company has elected to not recognize a lease liability or ROU asset in connection with short-term operating leases and recognizes lease expense for short-term operating leases on a straight-line basis over the lease term. The Company does not have any financing leases.

Beneficial Conversion Features

A beneficial conversion feature is a non-detachable conversion feature that is “in the money” at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is “in the money” if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible.

Accounting for Derivatives

The Company evaluates its convertible instruments and other contracts to determine if those contracts or embedded components of those contracts are required to be recognized under Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging. The result of this accounting treatment is that the derivative is carried at fair value as an asset or liability with changes in fair value recognized in earnings as they occur. Change in fair value of derivatives are recorded in the accompanying consolidated statements of operations and comprehensive loss as a component of other income (expense).

Preferred Stock Warrants Liability

The Company has issued freestanding warrants to purchase shares of its redeemable convertible preferred stock. Since the Company’s redeemable convertible preferred stock is potentially redeemable outside of the Company’s control, these preferred stock warrants are classified as liabilities in the accompanying consolidated balance sheets. The warrants liability is subject to remeasurement at each reporting date, with changes in fair value recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss. The preferred stock warrants liability is adjusted to fair value until such time as the redeemable convertible preferred stock warrants are no longer outstanding or the underlying securities are no longer redeemable outside the control of the Company. As of December 31, 2019, the Company has no preferred stock warrants outstanding.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”) which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The Company adopted Topic 606 as of January 1, 2019, using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. The Company recorded an increase to opening accounts receivable, net, and a related adjustment to opening accumulated deficit of $0.7 million as of January 1, 2019, due to the cumulative impact of adopting Topic 606, with the impact related to certain genomic test results delivered to Medicare but not recognized as revenue under Topic 605 until certain documentation requirements were met.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

The impact of adoption of Topic 606 on the Company’s consolidated balance sheet as of December 31, 2019 and statement of operations for the year ended December 31, 2019 was as follows (in thousands):

	Balance Without Adoption of ASC 606	Adjustments	As Reported
Balance Sheet as of December 31, 2019
Assets:
Accounts receivable, net	$2,912	$610	$3,522
Stockholders’ deficit:
Accumulated deficit	(62,479)	641	(61,838)
Statement of Operations and Comprehensive Loss
For the Year Ended December 31, 2019
Genomic testing revenue	$15,984	$(16)	$15,968
Net loss and comprehensive loss	(18,435)	(16)	(18,451)

Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The estimated uncollectible amounts that were classified as bad debt expense under Topic 605 are generally considered implicit price concessions under Topic 606 that are a direct reduction to accounts receivable rather than allowance for doubtful accounts.

The majority of the Company’s revenues have been derived from the sale of its genomic testing products. The Company estimates the transaction price for its genomic testing products at the amount of consideration it expects to be entitled to receive in exchange for providing services based on its historical collection experience using a portfolio approach as a practical expedient to account for patient contracts as collective groups rather than individually. The Company monitors its estimates of transaction price to depict conditions that exist at each reporting date. If the Company subsequently determines that it will collect more consideration than it originally estimated for a contract with a patient, it will account for the change as an increase in the estimate of the transaction price in the period identified. Similarly, if the Company subsequently determines that the amount it expects to collect from a patient is less than it originally estimated, it will generally account for the change as a decrease in the estimate of the transaction price.

The Company’s performance obligations are satisfied at the point in time when test reports are delivered. The Company also provides services to patients with whom the Company does not have contracts as defined in Topic 606. The Company recognizes revenue for these patients when contracts as defined in Topic 606 are established at the amount of consideration to which it expects to be entitled (“Accrual Basis”) or when the Company receives substantially all of the consideration subsequent to the performance obligations being satisfied (“Cash Basis”).

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Genomic testing revenue recognized for the years ended December 31, 2018 and 2019 was as follows (in thousands):

	Year Ended December 31,
	2018	2019
Medicare	$3,584	$7,823
Commercial payors	3,425	5,248
Patients	414	790
Pharmaceutical partners	3,237	2,107

Total genomic testing revenue	$10,660	$15,968

	Year Ended December 31,
	2018	2019
Genomic testing revenue – Cash Basis	$3,521	$5,812
Genomic testing revenue – Accrual Basis	7,139	10,156

Total genomic testing revenue	$10,660	$15,968

For the years ended December 31, 2018 and 2019, the Company recognized $1.4 million and $0.6 million of other revenue related to commissions paid to the Company by a third-party company utilizing the Company’s commercial sales force to sell their complementary product into physician offices. Commission revenue was recognized by the Company when the third-party reported collections related to their underlying product sales.

For the year ended December 31, 2018, the Company recognized revenue under Topic 605 when the following criteria were met: (i) persuasive evidence of an arrangement existed; (ii) delivery had occurred or services had been rendered; (iii) the fee was fixed or determinable; and (iv) collectability was reasonably assured. The Company’s revenue was generated primarily from the sale of its genomic testing products. The Company generally billed payors, patients and pharmaceutical partners upon generation and delivery of a genomic test result following completion of a test and the delivery or collection of all required information. The Company recognized revenue upon delivery of the test results when: (i) the Company had an established payment history with the payor or partner and collectability was reasonably assured; (ii) the Company had a contractual arrangement with the payor or partner; or (iii) in the case of Medicare, the payor had published data on approved reimbursement rates for the Company’s tests. The Company reviewed its accounts receivable for potential uncollectible accounts on at least a quarterly basis, and recorded write-offs as deemed necessary on a case-by-case basis. As of December 31, 2018, the Company had not experienced any significant losses from uncollectible accounts.

Cost of Revenue

Costs related to genomic testing revenue are expensed as incurred and includes the cost of materials, personnel-related expenses (comprised of salaries and bonuses, benefits and stock-based compensation), shipping charges to transport samples, royalties, equipment depreciation and allocated overhead.

Research and Development

Research and development (“R&D”) expenses include the costs associated with the Company’s research and development of its products, including, but not limited to, payroll and personnel-related expenses (comprised of salaries and bonuses, benefits and stock-based compensation), reagents and supplies, clinical studies, outside services and allocated overhead.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation

Stock-based compensation expense represents the grant date fair value of stock options recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The fair value of all stock option grants is estimated using the Black-Scholes option pricing model and forfeitures are recognized as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the accompanying consolidated statements of operations and comprehensive loss in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. For the period presented, comprehensive loss is equal to net loss.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment primarily in the United States.

Net Income (Loss) Per Share Attributable to Common Stockholders

The Company follows the authoritative guidance which establishes standards regarding the computation of earnings per share by companies that have issued securities, other than common stock, that contractually entitle the holder to participate in dividends and earnings of a company. The guidance requires earnings to be hypothetically allocated between the common and preferred stockholders based on their respective rights to

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

receive non-forfeitable dividends, whether or not declared. Basic net income per share is then calculated by dividing income allocable to common stockholders (after the reduction for any preferred stock and other participating securities’ dividends assuming current income for the period had been distributed) by the weighted-average number of shares of common stock outstanding during the period. The guidance does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to the Company’s common stock. The Company calculates diluted net income per share using the more dilutive of the 1) treasury stock method, if-converted method, or contingently issuable share method, as applicable, or 2) the two-class method. In all periods presented, the Company’s outstanding stock options, warrants and outstanding convertible promissory notes were excluded from the calculation of earnings (loss) per share because the effect would be antidilutive.

The following table summarizes the Company’s net income (loss) per share (in thousands, except share and per share data):

	Year Ended December 31,
	2018	2019
Numerator
Net income (loss)	$(29,937)	$(18,451)
Accretion to redemption value of redeemable convertible preferred stock	(4,982)	(395)
Accruing dividends on redeemable convertible preferred stock with carrying value in excess of redemption value	(731)	(2,063)
Deemed dividend on redeemable convertible preferred stock issuances	-	(2,026)
Gain on extinguishment of redeemable convertible preferred stock	16,700	103,523
Net income allocable to preferred stockholders	-	(75,284)

Net income (loss) attributable to common stockholders - basic	(18,950)	5,304
Adjustments related to assumed conversion of redeemable convertible preferred stock	-	(23,755)

Net loss attributable to common stockholders - diluted	$(18,950)	$(18,451)

Denominator
Weighted-average shares of common stock outstanding - basic	1,780,497	2,138,072
Weighted-average dilutive effect of assumed conversion of redeemable convertible preferred stock	-	30,345,309

Weighted-average shares of common stock outstanding - diluted	1,780,497	32,483,381

Net income (loss) per share attributable to common stockholders:
Basic	$(10.64)	$2.48

Diluted	$(10.64)	$(0.57)

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	December 31,
	2018	2019
Redeemable convertible preferred stock	14,296,836	-
Redeemable convertible preferred stock warrants	903,597	-
Common stock warrants	171,875	171,875
Common stock options	2,261,273	6,004,414

Total	17,633,581	6,176,289

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the Company’s unaudited pro forma net loss per share (in thousands, except share and per share data):

Year Ended December 31, 2019
Numerator
Net income attributable to common stockholders - basic	$
Accretion to redemption value of redeemable convertible preferred stock
Accruing dividends on redeemable convertible preferred stock with carrying value in excess of redemption value
Deemed dividend on redeemable convertible preferred stock issuances
Gain on extinguishment of redeemable convertible preferred stock
Net income allocable to preferred stockholders

Net loss attributable to common stockholders – basic and diluted	$

Denominator
Weighted-average shares of common stock outstanding - basic
Pro forma weighted-average dilutive effect of assumed conversion of redeemable convertible preferred stock

Pro forma weighted-average shares of common stock outstanding – basic and diluted

Pro forma net loss per share attributable to common stockholders – basic and diluted	$

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 requires measurement and recognition of expected credit losses for financial assets. This guidance will become effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software. ASU No. 2018-15 provides guidance for evaluating the accounting for fees paid by a customer in a cloud computing arrangement that is a service contract. This guidance will become effective for the Company

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU No. 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and also improves consistent application by clarifying and amending existing guidance. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is evaluating the impact of adoption of this guidance on its consolidated financial statements.

2. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2019, the carrying amounts the Company’s cash, restricted cash, accounts receivable, supplies inventory, accounts payable, and accrued liabilities approximate their fair value based on the short-term nature of these items. Based on the borrowing rate currently available to the Company for loans with similar terms (Level 2), the Company believes that the fair value of its term loan and convertible promissory notes approximate their carrying value. The Company’s warrants liability and embedded derivative liability were recorded at fair value on a recurring basis until March 2019, when all the Company’s outstanding preferred stock warrants were cancelled and embedded derivatives settled in connection with the Company’s Series 3 preferred stock financing (see Note 6). The Company has no financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2019. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during 2018 or 2019.

Liabilities measured at fair value on a recurring basis are as follows as of December 31, 2018 (in thousands):

		Fair Value Measurements at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Preferred stock warrants liability	$763	$-	$-	$763
Embedded derivative liability	508	-	-	508

Total	$1,271	$-	$-	$1,271

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Preferred Stock Warrants Liability

The preferred stock warrants liability is recorded at fair value utilizing the Black-Scholes option pricing model using significant unobservable inputs consistent with the inputs used for the Company’s stock-based compensation expense adjusted for the preferred stock warrants’ expected term and the fair value of the underlying preferred stock.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of warrants issued in connection with convertible promissory notes issued in 2018 (see Note 5) were as follows:

	January 19, 2018 (Issuance Date)	February 16, 2018 (Issuance Date)	December 31, 2018
Fair value per share of the underlying preferred stock	$1.35	$1.35	$1.80
Expected volatility	61.72%	61.03%	59.06%
Risk-free interest rate	2.64%	2.87%	2.63%
Expected dividend yield	0%	0%	0%
Expected term	9.8 years	9.7 years	8.8 years

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the Series B preferred stock warrants issued in 2016 were as follows:

December 31, 2018
Fair value per share of Series B preferred stock	$1.60
Expected volatility	59.06%
Risk-free interest rate	2.63%
Expected dividend yield	0%
Expected term	7.4 years

The following table provides a reconciliation of the warrants liability measured at fair value using Level 3 unobservable inputs (in thousands):

Warrants Liability
Balance at December 31, 2017	$1,194
Initial fair value of preferred stock warrants issued	610
Change in fair value	(1,041)

Balance at December 31, 2018	763
Change in fair value	(763)

Balance at December 31, 2019	$-

Embedded Derivative Liability in the Convertible Promissory Notes

The convertible promissory notes issued in 2017, 2018 and 2019 (see Note 5) had a redemption feature which was determined to be an embedded derivative requiring bifurcation and separate accounting. The fair value of the derivative was determined based on an income approach that identified the cash flows using a “with-and-without” valuation methodology. The inputs used to determine the estimated fair value of the derivative instrument were based primarily on the probability of an underlying event triggering the embedded derivative occurring and the timing of such event.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table provides a reconciliation of the embedded derivative liability measured at fair value using Level 3 unobservable inputs: (in thousands):

Embedded Derivative Liability
Initial fair value of the embedded derivative liabilities issued with convertible promissory notes	$3,581
Change in fair value	198
Settlement of the embedded derivative liability upon extinguishment of convertible promissory notes	(3,271)

Balance at December 31, 2018	508
Initial fair value of the embedded derivative liabilities issued with convertible promissory notes	548
Change in fair value	42
Settlement of the embedded derivative liability upon extinguishment of convertible promissory notes	(1,098)

Balance at December 31, 2019	$-

3. Balance Sheet Components

Prepaid and Other Current Assets

Prepaid and other current assets consist of the following (in thousands):

	December 31,
	2018	2019
Prepaid assets	$272	$209
Other	167	153

Total	$439	$362

Property and Equipment, Net

Property and equipment, net, consists of the following (in thousands, except years):

		December 31,
	Useful Life	2018	2019
Laboratory equipment	5 years	$1,623	$1,922
Computer equipment and software	2 years	232	267
Office furniture	5 years	223	754
Leasehold improvements	5 years or less	230	282

		2,308	3,225
Less accumulated depreciation and amortization		(1,799)	(2,203)

Total		$509	$1,022

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Other Long-Term Assets

Other long-term assets consist of the following (in thousands):

	December 31,
	2018	2019
Deposits	$153	$153
Cost method investment	460	649
Deferred IPO costs	-	1,775

Total	$613	$2,577

As of December 31, 2018 and 2019, the Company owned approximately 10% of a molecular diagnostics company focused on the development of molecular signatures that identify treatment response in breast cancer patients. The Company has determined that (i) it does not have the power, directly or indirectly, to direct the cost method investee’s activities that would most significantly impact its economic performance and (ii) it was not the primary beneficiary of the cost method investee’s activities.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2018	2019
Compensation expense	$645	$634
Royalties	264	380
Legal and other professional fees	461	798
Legal settlement	2,551	-
Deferred rent	87	-
Other	1,306	705

Total	$5,314	$2,517

4. Commitments and Contingencies

Operating Leases

In June 2019, the Company entered into a lease agreement (the “Lease Agreement”) for approximately 28,400 square feet of office and laboratory space in San Diego, California. The term of the Lease Agreement is six years and commenced in December 2019. Under the terms of the Lease Agreement, the Company has an option to extend the lease for a period of three years and is subject to additional charges for common area maintenance and other costs. Monthly rental payments due under the lease commenced in January 2020 and escalate throughout the lease term. In exchange for signing the Lease Agreement, the landlord released the Company from its obligations associated with a prior lease agreement. The Company leases 5,255 square feet of additional office space in San Diego, California, under a non-cancellable lease agreement, that expires in June 2020, with an option to extend the term of the lease for a period of three years, subject to certain conditions. In addition, the Company subleases office space in Vancouver, British Columbia, under a non-cancellable agreement that expires in July 2021.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Information related to the Company’s operating leases is as follows (in thousands):

	Years Ended December 31,
	2018	2019
Operating lease expense (including variable costs of $0.6 million in both 2018 and 2019)	$1,451	$1,388

Cash paid for amounts included in the measurement of lease liabilities	$-	$919

Future minimum noncancelable operating lease payments as of December 31, 2018 and 2019 and information related to the lease liabilities as of December 31, 2019 are as follows (in thousands, except remaining lease term and discount rate):

	December 31,
	2018	2019
Periods ending December 31:
2019	$916	$-
2020	516	1,193
2021	55	1,321
2022	-	1,301
2023	-	1,340
2024	-	1,380
Thereafter	-	1,421

Total lease payments	$1,487	7,956

Imputed interest		(2,355)

Lease liability		5,601
Less current portion of lease liability		(1,122)

Lease liability, net of current portion		$4,479

Weighted-average remaining lease term (in months)		70

Weighted-average discount rate		13%

Contingencies

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. There are no claims or actions pending against the Company as of December 31, 2019, that the Company believes will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, results of operations or cash flows. Litigation and other disputes, however, are subject to inherent uncertainties, and an adverse result that may arise from time to time may harm the Company’s business.

On December 15, 2017, the Company received a subpoena from the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”) requesting that the Company produce certain documents for the period beginning January 1, 2013 through the date of production. The subpoena was in connection with an investigation into possible false or otherwise improper claims submitted for payment under Title XVIII (Medicare) and Title XIX (Medicaid) of the Social Security Act. The Company subsequently learned that the investigation related to an action filed pursuant to the qui tam provisions of the False Claims Act, 31 U.S.C. §3730(b), and of the California Insurance Frauds Prevention Act, Cal. Ins. Code §§ 1871 et seq. (the “CIFPA”).

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

In December 2018, the Company reached an agreement with the Department of Justice, the OIG, the California Department of Insurance and the qui tam relators to resolve the above referenced-matter through payments of $2.0 million to the United States and $0.6 million to the State of California, plus relators’ attorney fees and expenses totaling $0.1 million, and without any admission of liability or ongoing obligations. Definitive settlement agreements were executed with the United States and the California Department of Insurance in which certain claims were specifically reserved and not released, including claims for conduct outside of the conduct covered by the settlement. In February 2019, the Company made all settlement payments.

Management Incentive Plan

In March 2019, the Company’s board of directors approved a Management Incentive Plan, as amended, (the “MIP”), under which certain designated employees may be entitled to a transaction bonus payment if they continue in the Company’s service through the closing of a corporate transaction, as defined in the MIP (“Corporate Transaction”). The MIP provides for a total potential aggregate payout, or “pool”, of bonuses available to be paid to the participants equal to a maximum of 3% of the total consideration payable in the Corporate Transaction, subject to certain conditions and adjustments, and after repayment of the Term Loan (as defined below) and any transaction related costs, but prior to the payment of the Company’s preferred stockholders. The closing of a Qualified IPO (as defined below) will not constitute a Corporate Transaction for purposes of the MIP. The MIP will automatically terminate upon the closing of a Qualified IPO. As of December 31, 2019, no amounts have been accrued for the MIP since no such amounts are probable of payment.

Licensed Intellectual Property Rights Payments

The Company has acquired exclusive rights to develop patented rights, information rights and related know-how for the Company’s genomic testing products under licensing agreements with third parties in the course of its R&D activities. The licensing rights obligate the Company to make payments to the licensors for annual maintenance fees, potential milestones related to the commercialization of its tests of up to $0.5 million, and low single-digit royalties on sales of licensed products. For the years ended December 31, 2018 and 2019, the Company did not achieve any milestones requiring payment.

For the year ended December 31, 2018, the Company recognized royalty expense of $0.2 million, and made cash payments of $0.1 million. For the year ended December 31, 2019, the Company recognized royalty expense of $0.3 million, and made cash payments of $0.2 million. Royalty expenses are included in cost of revenue in the accompanying consolidated statements of operations and comprehensive loss.

5. Long-Term Debt and Convertible Notes

Term Loan with Related Party

The Company has a term loan agreement (“Term Loan”) with CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P. and CRG Partners III (Cayman) L.P. (collectively “CRG”), a significant stockholder. Under the Term Loan, the Company has borrowed an aggregate of $30.0 million that accrues interest at 13.0% per annum, payable on a quarterly basis. If the Company is not in default under the Term Loan, the Company may defer up to 5.0% per annum of the interest payment (“PIK Interest”), which will be added to the principal balance. The Company can prepay the Term Loan at any time, subject to a prepayment fee of up to 1.0%. The Company is required to make monthly interest-only payments until the stated maturity date of June 30, 2021. Upon maturity, the Company is required to repay all unpaid principal and interest and a 12.0% back-end fee on the aggregate principal amount of the Term Loan (excluding PIK Interest), which the Company is amortizing into interest expense using the effective interest method. As of December 31, 2018 and 2019, the Company has deferred $3.0 million and $4.4 million, respectively, of PIK Interest and has accreted $1.0 million and $1.8 million, respectively, associated with the 12.0% back-end fee, both of which are included in long-term debt

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

– related party in the accompanying consolidated balance sheets. All amounts due under the Term Loan were classified as a current liability as of December 31, 2018 due to the considerations regarding the Company’s ability to continue as a going concern when the 2018 financial statements were available to be issued and the assessment that the material adverse change clause under the Term Loan is not within the Company’s control.

The Term Loan contains customary events of default, including in the event of bankruptcy or upon the occurrence of a material adverse change. The Company’s obligations under the Term Loan are collateralized by all of its assets. The Term Loan includes affirmative and negative covenants, including certain minimum financial covenants for pre-specified liquidity and minimum annual revenue requirements. If the Company fails to comply with the minimum annual revenue covenant, the Company has the option to cure such failure within a certain time period by raising capital through certain debt or equity financings. If the Company is unable to cure a failure to meet an annual revenue target, the failure would be considered an event of default. In addition, the Company is restricted from paying cash dividends. The Term Loan was amended in March 2020 (see Note 9).

The Company’s Term Loan consists of the following (in thousands):

	December 31,
	2018	2019
Long-term debt	$25,000	$30,000
Accumulated PIK Interest	2,969	4,350

Total principal	27,969	34,350
Accretion of 12% back-end fee	1,006	1,751
Unamortized debt discount	(193)	(171)

Long-term debt, net of debt discount	$28,782	$35,930

Future minimum principal and interest payments, including the 12% back-end fee and PIK Interest, and assuming the Company defers the maximum amount of PIK Interest over the term of the Term Loan, as of December 31, 2019 are as follows (in thousands):

Years ending December 31:
2020	$2,848
2021	42,106

Total principal and interest payments	44,954
Less interest, PIK Interest and back-end fee	(10,604)

Long-term debt	$34,350

Convertible Promissory Notes

2017 Notes

On November 1, 2017, the Company entered into a convertible note and warrant purchase agreement, as amended, for the sale of up to $9.0 million in subordinated convertible promissory notes and the issuance of warrants to its preferred stockholders. On November 1, 2017, January 19, 2018 and February 16, 2018, respectively, the Company issued promissory notes in the amount $4.0 million, $2.1 million and $2.3 million (the “2017 Notes”). Prior to conversion in April 2018 (see Note 6), the 2017 Notes accrued interest at 8% per annum and had a maturity date of May 1, 2019.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

In addition, each noteholder was issued a warrant to purchase shares of the Company’s preferred stock. The warrants were initially exercisable for the number of shares of Series C redeemable convertible preferred stock determined by dividing 25% of the principal amount of the 2017 Notes by the Series C redeemable convertible preferred stock conversion price then in effect. Upon the closing of the Series D redeemable convertible preferred stock financing in April 2018 (see Note 6), the warrants became exercisable for 689,416 shares of Series D redeemable convertible preferred stock at an exercise price of $3.05 per share and expiration date of November 1, 2027. On issuance, the Company recorded the fair value of the warrants of $1.3 million as a debt discount and preferred stock warrants liability. All outstanding Series D redeemable convertible preferred stock warrants were cancelled in March 2019 in connection with the Company’s Series 3 preferred stock financing (see Note 6).

The Company also determined that a beneficial conversion feature existed at the time the 2017 Notes were issued because the fair value of the securities into which the 2017 Notes were convertible at the time of issuance, Series C redeemable convertible preferred stock, was greater than the effective conversion price on the borrowing date. Accordingly, for the years ended December 31, 2017 and 2018, the Company recorded beneficial conversions of $1.0 million and $1.4 million, respectively. The beneficial conversion feature was recorded as a debt discount with an offset to additional paid-in capital. The 2017 Notes also contained a redemption feature that was determined to be an embedded derivative requiring bifurcation. The fair value of the embedded derivative liability at issuance was determined to be $3.1 million and was recorded as a debt discount. The discounts associated with the warrants, beneficial conversion feature and embedded derivative liability were amortized to interest expense using the effective interest method through the maturity date. For the year ended December 31, 2018, the Company recognized interest expense of $1.5 million in connection with the 2017 Notes.

Upon completion of the Series D redeemable convertible preferred stock financing in April 2018, the aggregate outstanding principal and accrued interest balance of the 2017 Notes of $8.6 million was redeemed in exchange for 3,539,213 shares of Series D redeemable convertible preferred stock, pursuant to their original contractual terms, at a conversion price of $2.44 per share. The conversion of the 2017 Notes was accounted for as a settlement loss of $2.3 million, which was recognized as a component of other income (expense).

2018 Notes

On December 28, 2018, the Company entered into a note purchase agreement (“2018 Note Purchase Agreement”) for the sale of up to $3.2 million in subordinated convertible promissory notes (“2018 Notes”) to its preferred stockholders. In December 2018 and January 2019, the Company issued $2.7 million and $0.5 million, respectively, of 2018 Notes under the 2018 Note Purchase Agreement. Prior to conversion in March 2019 in connection with the Company’s Series 3 preferred stock financing (see Note 6), the 2018 Notes accrued interest at 6% per annum, were automatically convertible into preferred stock upon the completion of a qualified equity financing, with a conversion price of 90% of the purchase price per share of preferred stock paid by investors in such qualified financing, and had a maturity date of December 28, 2019. The 2018 Notes contained a redemption feature that was determined to be an embedded derivative requiring bifurcation. The issuance date fair value of the embedded derivative liability was determined to be $0.5 million for the 2018 Notes issued in 2018 and $0.1 million for the 2018 Notes issued in 2019, all of which was recorded as a debt discount. Prior to conversion in March 2019, the discount associated with the embedded derivative liability was amortized to interest expense using the effective interest method through December 28, 2019, the contractual maturity date of the 2018 Notes.

2019 Notes

In February 2019, the Company entered into a convertible note purchase agreement, as amended, for the sale of up to $2.8 million in subordinated convertible promissory notes (“2019 Notes”) to its preferred stockholders. In February and March 2019, the Company issued an aggregate of $2.4 million of 2019 Notes.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Prior to conversion in March 2019 in connection with the Company’s Series 3 preferred stock financing (see Note 6), the 2019 Notes accrued interest at 6% per annum, were automatically convertible into preferred stock upon the completion of a qualified equity financing, with a conversion price of 90% of the purchase price per share of preferred stock paid by investors in such qualified financing, and had a maturity date of December 28, 2019. The 2019 Notes contained a redemption feature that was determined to be an embedded derivative requiring bifurcation. The fair value of the embedded derivative liability at issuance was determined to be $0.4 million and was recorded as a debt discount. Prior to conversion in March 2019, the discount associated with the embedded derivative liability was amortized to interest expense using the effective interest method through December 28, 2019, the contractual maturity date of the 2019 Notes.

Conversion of 2018 Notes and 2019 Notes

In March 2019, in connection with the Company’s Series 3 preferred stock financing, the Company issued an aggregate of 5,757,825 shares of Series 3 redeemable convertible preferred stock (“Series 3”), with an issuance date fair value of $7.1 million, upon the conversion of the 2018 Notes and the 2019 Notes, which had an aggregate principal and accrued interest balance of $5.6 million. For the year ended December 31, 2019, the Company recognized an aggregate of $1.6 million of interest expense and settlement of convertible promissory notes related to the 2018 Notes and 2019 Notes, of which $1.3 million related to the loss on settlement of the convertible promissory notes.

6. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

The Company has convertible preferred stock, both with and without explicit redemption rights under the Company’s certificate of incorporation, that are classified as redeemable convertible preferred stock (“Redeemable Convertible Preferred Stock”) outside of permanent equity since each class of preferred stock may require redemption based on the passage of time or upon the occurrence of events that are not solely within the control of the Company. Other than Series 1 and Series 2 (the “Contingently Redeemable Convertible Preferred Stock”), each series of the Company’s Redeemable Convertible Preferred Stock is redeemable at the option of the holder at specified dates in the future. The Company has concluded that the Redeemable Convertible Preferred Stock (excluding Contingently Redeemable Convertible Preferred Stock) is probable of becoming redeemable and the Company’s policy is to measure each share at the greater of the initial carrying value or the redemption value at the end of each reporting period. In the absence of retained earnings, these accretion charges are recorded against additional paid-in capital. The Contingently Redeemable Convertible Preferred Stock is only redeemable based upon certain events that are not solely with Company’s control, including a change of control of the Company. As these events are not probable of occurring, the Company does not currently adjust the carrying values of the Contingently Redeemable Convertible Preferred Stock.

The authorized, issued and outstanding Redeemable Convertible Preferred Stock by series as of December 31, 2019 are as follows (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference	Redemption Value
Series 1	3,051,023	1,889,506	$601	$93	$93
Series 2	16,269,764	14,382,061	5,298	16,567	16,567
Series 3	24,174,055	19,570,000	23,922	44,397	23,144

Total	43,494,842	35,841,567	$29,821	$61,057	$39,804

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

The authorized, issued and outstanding Redeemable Convertible Preferred Stock by series as of December 31, 2018 are as follows (in thousands, except share data):

	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference	Redemption Value
Series A	690,619	690,619	$10,910	$2,096	$2,096
Series B	1,918,504	1,704,323	28,900	5,988	5,988
Series C	2,679,274	2,679,274	44,248	9,364	9,364
Series D	5,034,454	4,345,038	13,832	13,832	13,832
Series D prime	759,428	759,428	2,418	7,050	2,418
Series E	4,136,578	4,118,154	9,827	9,827	9,827

Total	15,218,857	14,296,836	$110,135	$48,157	$43,525

Series D and Series D Prime Redeemable Convertible Preferred Stock

In April 2018, the Company entered into a Series D preferred share purchase agreement (“Series D SPA”) with its preferred stockholders, pursuant to which it issued 5,002,167 shares of Series D redeemable convertible preferred stock and 839,208 shares of Series D Prime redeemable convertible preferred stock, each at $3.05 per share. In consideration, the Company received cash of $7.0 million, and the conversion of $8.4 million of outstanding principal and $0.2 million of accrued interest on the 2017 Notes at a price of $2.44 per share. Pursuant to the Series D SPA, purchasers whose committed amount was in excess of 60% of their pro rata holdings, were issued Series D Prime redeemable convertible preferred stock, which have certain preferences over holders of Series A, Series B, Series C and Series D redeemable convertible preferred stock as described below.

Series E Redeemable Convertible Preferred Stock

During 2018, the Company entered into Series E preferred stock purchase agreements with its preferred stockholders, pursuant to which it sold an aggregate of 4,136,562 shares of Series E redeemable convertible preferred stock at $2.339 per share, resulting in gross proceeds to the Company of $9.7 million.

Series 3 Preferred Stock Financing

During March and April 2019, the Company issued and sold an aggregate of 19,570,000 shares of Series 3, in multiple closings, pursuant to a Series 3 preferred stock purchase agreement (the “Series 3 Financing”). In connection with the Series 3 Financing, the Company created three new series of convertible preferred stock and cancelled all outstanding warrants to purchase the Company’s Series B and Series D redeemable convertible preferred stock. The Company issued an aggregate of 5,757,825 shares of Series 3 upon the conversion of the 2018 Notes and the 2019 Notes (see Note 5). In addition, the Company issued 13,812,175 shares of Series 3 at $1.086 per share for aggregate gross proceeds of $15.0 million. The Company recorded a deemed dividend of $2.0 million to adjust the initial carrying value of the Series 3 preferred stock issued to fair value at issuance.

Preferred Stock Extinguishments and Conversions

In February 2019, due to failure to purchase the required pro rata amount of 2019 Notes, a preferred stockholder had 1,039,519 outstanding shares of redeemable convertible preferred stock converted into 103,951 shares of common stock. This transaction was accounted for as a share settled extinguishment since the conversion did not take place under the original terms of the preferred stock. As a result, the Company removed the $8.1 million conversion date carrying value of the converted shares, recorded the $43,000 fair value of the

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

common stock issued as additional paid-in capital, recorded the $8.0 million difference as an adjustment to accumulated deficit and also reflected such difference as an adjustment to net loss attributable to common stockholders.

In connection with the Series 3 Financing, each share of the Company’s then outstanding Series A, Series B, Series C, Series D, Series D Prime and Series E redeemable convertible preferred stock “(Prior Series Preferred”) were converted into Series 1 redeemable convertible preferred stock (“Series 1”) and Series 2 redeemable convertible preferred stock (“Series 2”) as follows:

Series A	1.2883 shares of Series 1
Series B	1.4915 shares of Series 1
Series C	1.5037 shares of Series 2
Series D	1.3696 shares of Series 2
Series D Prime	4.1088 shares of Series 2
Series E	1.0503 shares of Series 2

As a result of the conversions described above, all rights of the holders of shares of Series A, Series B, Series C, Series D, Series D Prime and Series E redeemable convertible preferred stock ceased as of the conversion date, including the right to any dividends previously accrued. This transaction was accounted for as a share settled extinguishment since the conversion did not take place under the original terms of the preferred stock. As a result, the Company removed the $102.5 million conversion date carrying value of the converted shares, recorded the $7.0 million aggregate fair value of the Series 1 and Series 2 shares issued as Redeemable Convertible Preferred Stock, recorded the $95.5 million difference as an adjustment to accumulated deficit and also reflected such difference as an adjustment to net loss attributable to common stockholders.

Due to a failure to purchase the required pro rata amount in the Series 3 Financing, a preferred stockholder had an aggregate of 1,161,516 shares of Series 1 and an aggregate of 1,887,702 shares of Series 2 converted into 218,567 shares of common stock. This transaction was accounted for as a share settled conversion since the conversion took place under the original terms of the preferred stock. As a result, the Company reclassified the $1.1 million conversion date carrying value of the converted shares to additional paid-in capital.

Description of Securities

Conversion

The shares of Series 1, Series 2 and Series 3 (collectively, “Series Preferred”) are convertible into an equal number of shares of common stock, at the option of the holder, subject to adjustment in connection with certain events, including stock splits, capital reorganizations or recapitalizations, common stock dividends and, solely with respect to Series 3, certain issuances of capital stock below the Series 3 then-effective conversion price. Each share of Series Preferred is automatically convertible into an equal number of shares of common stock, subject to adjustment, immediately upon (i) written consent of a majority of the holders of the outstanding shares of Series Preferred, voting together as a single class on an as-converted basis, or (ii) the closing of the Company’s sale of its common stock at a price of at least $2.715 per share, in an underwritten public offering resulting in at least $40.0 million of gross proceeds to the Company (a “Qualified IPO”). If the Company’s valuation immediately prior to the Qualified IPO is less than $150 million, the conversion rate then in effect for Series 3 will be increased to 2.0. Series 1 and Series 2 were also subject to special mandatory conversion into common stock on a 1-for-0.07168 basis for failure to participate at certain levels in the Series 3 Financing.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Dividends and Liquidation Preference

The Series Preferred order of preference, accruing dividend rate per share per annum and liquidation preference per share (excluding accruing dividends) is as follows:

	Preference	Accruing Dividend Rate Per Share	Liquidation Preference Per Share
Series 3	First preference	$0.13032	$2.172
Series 2	Second preference	$0.08688	$1.086
Series 1	Third preference	$0.06516	$-

The holders of shares of Series Preferred are entitled to receive annual cumulative dividends (“Accruing Dividends”) at the rates and order of preference described in the table above. The accruing dividends are payable (i) as and when declared by the board of directors, (ii) upon the liquidation, dissolution, or winding up of the Company or (iii) upon redemption. If dividends are paid to the holders of common stock, the holders of Series Preferred shall receive the greater of their respective accruing dividend or the amount each series of Series Preferred would receive on an as-converted to common stock basis.

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Preferred are entitled to receive a liquidation preference per share plus accruing dividends, in preference to the holders of common stock, at the rates and order of preference described in the table above. After full payment of the liquidation preference and Accruing Dividends to the holders of the Series Preferred, the remaining assets, if any, will be distributed ratably among the holders of common stock. The Series Preferred would be deemed converted to common stock in the event such conversion would result in a liquidation payment greater than its liquidation preference. As of December 31, 2018 and 2019, the balance of accruing dividends was $1.6 million and $2.9 million, respectively. For the years ended December 31, 2018 and 2019, $0.7 million and $2.1 million, respectively, of accruing dividends were accrued related to Series Preferred and Prior Series Preferred with carrying values in excess of redemption value. As such, these accruing dividends are reflected in the net income (loss) attributable to common stockholders but did not impact the carrying value of the related Series Preferred or Prior Series Preferred.

Redemption

At any time on or after March 29, 2024, but prior to a Qualified IPO, the holders of a majority of the Series 3 can require the Company to redeem all of the then-outstanding Series 3 at a price of $1.086 per share, plus all accrued but unpaid Series 3 Accruing Dividends. Series 1 and Series 2 are not explicitly redeemable, however, as discussed above, the Series 1 and Series 2 are classified as Redeemable Convertible Preferred Stock outside of permanent equity since they may require redemption based upon the occurrence of events that are not solely within the control of the Company.

Voting Rights

The holders of each share of Series Preferred are entitled to one vote for each share of common stock into which the Series Preferred would convert.

Prior Series Preferred

Prior to conversion into Series 1 and Series 2 in March 2019, the Company’s Prior Series Preferred had the following rights and preferences.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Dividends and Liquidation Preference

The Prior Series Preferred order of preference, accruing dividend rate per share per annum and liquidation preference per share (excluding accruing dividends) was as follows:

	Preference	Accruing Dividend Rate Per Share	Liquidation Preference Per Share
Series E	First preference	$0.18712	$2.3390
Series D Prime	Second preference	$0.18309	$9.1500
Series D	Third preference	$0.18309	$3.0500
Series C	Fourth preference	$0.20092	$3.3486
Series B	Fifth preference	$0.20197	$3.3662
Series A	Sixth preference	$0.17446	$2.9076

Redemption

At any time on or after July 20, 2023, but prior to a Qualified IPO, the holders of a majority of the Series E redeemable convertible preferred stock could require the Company to redeem all of the then-outstanding Series E redeemable convertible preferred stock at a price of $2.339 per share, plus all accrued but unpaid Series E accruing dividends. In the event there were no shares of Series E redeemable convertible preferred stock outstanding, at any time on or after April 3, 2023, but prior to a Qualified IPO, the holders of a majority of the Series D Prime and Series D redeemable convertible preferred stock could require the Company to redeem all of the then-outstanding Series D Prime and/or Series D redeemable convertible preferred stock at a price of $3.05 per share, plus all accrued but unpaid Series D Prime and/or Series D accruing dividends. In the event there were no shares of Series E, Series D Prime or Series D redeemable convertible preferred stock outstanding, at any time on or after February 24, 2021, but prior to a Qualified IPO, the holders of at least 70% of the Series C redeemable convertible preferred stock could require the Company to redeem all of the then-outstanding Series C redeemable convertible preferred stock at a price of $3.3486 per share, plus all accrued but unpaid Series C accruing dividends. In the event there were no shares of Series E, Series D Prime, Series D or Series C redeemable convertible preferred stock outstanding, at any time on or after September 18, 2018, but prior to a Qualified IPO, the holders of at least 70% of the Series B redeemable convertible preferred stock could require the Company to redeem all of the then-outstanding Series B redeemable convertible preferred stock at a price of $3.3662 per share. In the event there were no shares of Series E, Series D Prime, Series D, Series C or Series B redeemable convertible preferred stock outstanding, at any time on or after September 18, 2018, but prior to a Qualified IPO, the holders of at least 55% of the Series A redeemable convertible preferred stock could require the Company to redeem all of the then-outstanding Series A redeemable convertible preferred stock at a price of $2.9076 per share.

Stock Option and Equity Incentive Plans

In December 2011, the Company adopted the 2011 Amended Stock Option Plan, or (the “2011 Plan”), which provided for the issuance of restricted common stock as well as non-qualified and incentive stock options to its employees, directors and consultants. In July 2018, the Company’s stockholders approved the 2018 Equity Incentive Plan (the “2018 Plan”), the successor to and continuation of the 2011 Plan, of which no additional stock awards will be granted. In addition, any shares subject to outstanding stock awards granted under the 2011 Plan that (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited; or (iii) are reacquired, will immediately be added to the 2018 Plan share reserve. In general, the Company’s stock option grants expire ten years from the date of grant and vest over a four-year period, with 25% exercisable one year after the vesting commencement date and the balance vesting thereafter in equal monthly installments. At

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2019, 6,735,448 shares of common stock were reserved for issuance under the 2018 Plan, which includes 351,682 options issued and outstanding under the 2011 Plan.

The following table summarizes stock option activity for the year ended December 31, 2019 (in thousands, except share and per share data and years):

	Number of Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value

Balance at December 31, 2018	2,261,273	$1.87	8.8	$-
Granted	4,169,100	$1.08
Exercised	(35,814)	$0.21
Cancelled	(390,145)	$2.95

Balance at December 31, 2019 (1)	6,004,414	$0.82	9.2	$6,685

Vested and expected to vest at December 31, 2019 (1)	6,004,414	$0.82	9.2	$6,685

Exercisable at December 31, 2019 (1)	841,798	$0.21	7.0	$1,447

(1)

In June 2019, the Company’s board of directors approved the repricing of stock options to purchase an aggregate of 2,025,651 shares of common stock from a weighted-average exercise price of $1.54 per share to an exercise price of $0.21 per share. The modification resulted in an increase of $0.6 million in the fair value of the repriced stock options. The $0.1 million incremental fair value of vested options was recognized at the modification date and the remaining incremental fair value will be recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The change in the weighted-average exercise price is reflected in the stock option data as of December 31, 2019.

The following table summarizes certain information regarding stock options (in thousands, except per share data):

	Year Ended December 31,
	2018	2019
Weighted-average grant date fair value per share of options granted during the period	$0.47	$1.04
Cash received from options exercised during the period	5	8
Intrinsic value of options exercised during the period	-	62

The assumptions used in the Black-Scholes option pricing model to determine the fair value of stock option grants were as follows:

	Year Ended December 31,
	2018	2019
Expected volatility	59.5% - 61.2%	65.9% - 68.4%
Risk-free interest rate	2.8% - 3.1%	1.5% - 2.0%
Expected dividend yield	0.0%	0.0%
Expected term	6.1 years	5.3 - 10.0 years

Expected volatility. The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the diagnostics and medical device sectors.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Risk-free interest rate. The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and is prohibited from paying dividends under its Term Loan.

Expected term. For employees, the expected term represents the period of time that options are expected to be outstanding. Because the Company has minimal historical exercise behavior, it determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its vesting period. For nonemployees, the expected term is generally the contractual term of the option.

Stock-based compensation expense recognized for all equity awards has been reported in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,
	2018	2019
Cost of revenue	$8	$44
Research and development	109	273
Sales and marketing	80	185
General and administrative	248	432

Total	$445	$934

As of December 31, 2019, total unrecognized stock-based compensation cost was $4.8 million, which is expected to be recognized over a remaining weighted-average period of approximately 3.3 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance are as follows in common equivalent shares:

	December 31,
	2018	2019
Conversion of redeemable convertible preferred stock	14,296,836	35,841,567
Warrants for the purchase of common stock	171,875	171,875
Warrants for the purchase of redeemable convertible preferred stock	903,597	-
Common stock options issued and outstanding	2,261,273	6,004,414
Common stock options available for future grant	150,814	704,345

Total common stock reserved for future issuance	17,784,395	42,722,201

7. Income Taxes

Income (loss) before income tax was as follows (in thousands):

	Year Ended December 31,
	2018	2019
United States	$(16,968)	$(18,570)
Canada	(12,944)	113

Total	$(29,912)	$(18,457)

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

Significant components of the Company’s income tax expense (benefit) from continuing operations consist of the following (in thousands):

	December 31,
	2018	2019
Current:
U.S. Federal	$21	$(13)
U.S. State	4	7
Canada	-	-

Total current	25	(6)

Deferred:
U.S. Federal	-	-
U.S. State	-	-
Canada	-	-

Total deferred	-	-

Total income tax expense (benefit)	$25	$(6)

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate to pretax income (loss) as a result of the following differences (in thousands):

	Year Ended December 31,
	2018	2019
Tax benefit computed at the U.S. statutory income tax rate	$(6,282)	$(3,852)
State taxes, net of federal benefits	(856)	(706)
Canadian capital gain on reorganization into Delaware corporation	9,259	-
Non-deductible interest expense	-	328
Permanent differences	283	118
Research and development credits	(18)	(216)
Uncertain tax positions	(43)	126
Foreign tax rate differential	(777)	7
Revaluation of deferred tax assets	(1,011)	-
Prior year true-ups	-	(533)
Intercompany royalty write-off	-	441
Other, net	918	646
Valuation allowance	(1,448)	3,635

Income tax expense (benefit)	$25	$(6)

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2018 and 2019, the Company’s net deferred tax assets (liabilities) are as follows (in thousands):

	December 31,
	2018	2019
Deferred tax assets:
Net operating losses	$27,128	$30,849
Research and development credits	410	690
Capitalized research and experimental development expenses	966	1,635
Depreciation and amortization	-	33
Lease liability	-	1,385
Other	1,491	461

	29,995	35,053
Less valuation allowance	(29,688)	(33,682)

Deferred tax assets	307	1,371

Deferred tax liabilities:
Depreciation and amortization	(211)	-
Right-of-use asset	-	(1,371)
Other	(96)	-

Deferred tax liabilities	(307)	(1,371)

Net deferred tax assets	$-	$-

ASC 740, Income Taxes, provides for the recognition of deferred tax assets if realization of these assets is more likely than not. In assessing the realizability of some portion or all of the deferred tax assets, the Company evaluated both positive and negative evidence to determine if some or all of its deferred tax assets should be recognized. Based on the available objective evidence, management has provided a full valuation allowance against its net deferred tax assets for December 31, 2019 with respect to the United States and Canada due to the uncertainty of realizing the future tax benefits from certain deferred tax assets.

As of December 31, 2019, the Company had U.S. federal, U.S. state and Canadian net operating loss carryforwards of $44.2 million, $34.5 million and $72.7 million, which, if not utilized, will begin to expire in 2037, 2024 and 2034, respectively. U.S. federal net operating losses generated in 2018 carryover indefinitely and may generally be used to offset up to 80% of future taxable income. As of December 31, 2019, the Company has scientific research and experimental development (“SR&ED”) investment tax credit carryforwards for Canadian federal and provincial purposes of $0.7 million and $0.4 million, respectively. If not utilized, these carryforwards will begin to expire in 2035 and 2026, respectively.

Utilization of the Company’s U.S. federal and state net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. In general, an ownership change occurs whenever there is a shift in ownership of our company by more than 50% by one or more 5% stockholders over a specified time period. The annual limitations may result in the expiration of net operating loss carryforwards before utilization.

As of December 31, 2019, the Company has not performed an IRC §382 study and therefore the annual limitation under IRC §382 was not determined. The U.S. federal and state net operating loss carryforwards could be subject to further limitation upon the completion of an IRC §382 study. The Company’s net deferred income tax assets have been fully offset by a valuation allowance. Therefore, any resulting reduction to the Company’s

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

net operating loss once the analysis is complete will be fully offset by a corresponding reduction of the valuation allowance and there would be no impact on the Company’s consolidated balance sheet, statement of operations and comprehensive loss, or cash flows.

Utilization of the Company’s Canadian NOL and tax credit carryforwards (“carryforwards”) may be subject to limitation under the rules of the Canadian Income Tax Act. The Canadian carryforwards may be subject to limitation if the Company is considered to not have business continuity, among other tests, in the future taxation year when the carryforwards are applied. The Company has not yet performed an analysis to determine how much, if any of the loss carryforwards and credits would be available to be utilized in the future. The Company’s net deferred income tax assets have been fully offset by a valuation allowance. Therefore, any limitations on the availability of the Company’s carryforwards would be fully offset by a corresponding reduction of the valuation allowance and there would be no impact on the Company’s consolidated balance sheet, statement of operations, or cash flows.

The Company’s total amount of unrecognized tax benefits at the beginning and end of the period are as follows (in thousands):

Balance as of December 31, 2017	$610
Additions based on tax positions related to the current year	41
Reductions based on tax positions related to prior year, including audit settlements	(70)
Reductions based on statute lapses	(31)

Balance as of December 31, 2018	550
Additions based on tax positions related to the current year	55
Additions based on tax positions related to the prior year	256
Reductions based on tax positions related to prior year, including audit settlements	(217)
Reductions based on statute lapses	(146)

Balance as of December 31, 2019	$498

As of December 31, 2019, the Company had $0.5 million of unrecognized tax benefits recorded as a reduction to deferred tax assets. If recognized, $0.3 million would be in the form of an investment tax credit carryforward in Canada, and is expected to require a full valuation allowance. If recognized, $0.2 million would be in the form of a Canadian NOL carryforward, and also is expected to require a full valuation allowance. The Company does not expect a material change in the balance of uncertain tax positions in the next twelve months. Future changes in the unrecognized tax benefits will not impact the effective tax rate due to the Company’s full valuation allowance.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. At December 31, 2019, the Company had no material interest and penalties associated with unrecognized tax benefits.

As of December 31, 2019, the Company’s statutes of limitations for Canada and U.S. federal and state jurisdictions are closed for all years prior to 2014. The Company is not currently under Canadian Revenue Agency, Internal Revenue Service or state examination.

8. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan. The Company does not currently make matching contributions under the 401(k) plan.

Decipher Biosciences, Inc.

Notes to Consolidated Financial Statements—(Continued)

9. Subsequent Events

For purposes of the financial statements as of December 31, 2019 and the year then ended, the Company has completed an evaluation of all subsequent events through March 13, 2020, the date the financial statements were issued, to ensure these financial statements include appropriate disclosure of events both recognized in the financial statements and events which occurred but were not recognized in the financial statements. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

Amendment of Term Loan

In March 2020, the Term Loan was amended to: (i) increase total borrowings available to the Company by $7.0 million, $2.0 million of which was borrowed on March 6, 2020 and $5.0 million of which is available through March 6, 2021, upon satisfaction of certain conditions, (ii) extend the maturity date by six months, to December 2021, in the event of a Qualified IPO as defined in the Loan Agreement, and (iii) modify certain financial covenants for minimum annual revenue requirements.

                    Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Evercore ISI	Wells Fargo Securities

Co-Managers

Canaccord Genuity	BTIG

                             , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Decipher Biosciences, Inc., or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General

Corporation Law. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation, as currently in effect, includes such a provision, and the Registrant’s amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•

indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act of 1933, as amended, or the Securities Act, or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder, including the Registrant’s agreement to advance certain expenses. Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of the prospectus included in this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

The Registrant plans to enter into an underwriting agreement, which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding securities issued and options granted by us since January 1, 2016 that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed. The share and per share figures set forth in paragraphs (1), (2), (3), (5) and (10) below give retrospective effect to a 1-for-10 reverse stock split of the Registrant’s common stock and convertible preferred stock effected on November 29, 2018, as described in paragraph (6) below.

(1)

From February 2016 to June 2017, the Registrant issued and sold an aggregate of 2,725,938 shares of its Class C convertible preferred shares in multiple closings pursuant to Class C preferred share purchase agreements with various investors. The per share purchase price of the Registrant’s Class C convertible preferred shares was $15.00 per share and the Registrant received gross proceeds of approximately $40.9 million.

(2)

From November 2017 to February 2018, the Registrant issued and sold (i) subordinated convertible promissory notes in the aggregate principal amount of approximately $8.4 million and (ii) warrants initially exercisable for an aggregate of 140,544 shares of the Registrant’s Class C convertible preferred shares at an exercise price of $15.00 per share, in multiple closings, pursuant to a note and warrant purchase agreement, as amended, with various investors.

(3)

In April 2018, the Registrant entered into a Class D preferred share purchase agreement with various investors, pursuant to which the Registrant issued and sold (i) an aggregate of 5,002,167 shares of its Class D convertible preferred shares and (ii) an aggregate of 839,208 shares of its Class D Prime convertible preferred shares, each at a purchase price of $3.05 per share, and received gross proceeds of approximately $15.7 million, which included the conversion of the subordinated convertible promissory notes described in paragraph (2) above at a price of $2.44 per share. In connection with such Class D convertible preferred share financing, the Registrant issued 425 shares of common stock upon the mandatory conversion of 42,597 convertible preferred shares.

(4)

In July 2018, in connection with the Registrant’s reincorporation into a Delaware corporation (i) each outstanding common share of the Registrant’s predecessor British Columbia corporation was converted into one share of common stock of the Delaware corporation, (ii) each outstanding convertible preferred share of the Registrant’s predecessor British Columbia corporation was converted into one share of the same series of convertible preferred stock of the Delaware corporation, (iii) each outstanding warrant exercisable for shares of the Registrant’s predecessor British Columbia corporation was converted into a warrant exercisable for the same number and class of shares of the Delaware corporation, and (iv) each outstanding option to purchase common shares of the Registrant’s predecessor British Columbia corporation was converted into an option to purchase the same number of shares of common stock of the Delaware corporation.

(5)

From July 2018 to November 2018, the Registrant issued and sold an aggregate of 4,136,562 shares of the Registrant’s Series E convertible preferred stock in multiple closings pursuant to Series E preferred stock purchase agreements with various investors. The per share purchase price of the Registrant’s Series E convertible preferred stock was $2.339 per share and the Registrant received gross proceeds of approximately $9.7 million. In connection with such Series E convertible preferred stock financings, the Registrant issued 174,244 shares of common stock upon the mandatory conversion of 1,742,482 shares of convertible preferred stock.

(6)

In November 2018, the Registrant effected a 1-for-10 reverse stock split, whereby (i) each outstanding share of the Registrant’s common stock was converted into 0.1 shares of its common stock, (ii) each outstanding share of the Registrant’s convertible preferred stock was converted into 0.1 shares of the same series of its convertible preferred stock, (iii) each outstanding warrant exercisable for shares of the Registrant’s capital stock was converted into a warrant to purchase one-tenth the number of shares of the same class and series of capital stock underlying such warrant immediately prior to the reverse stock split with an exercise price equal to ten times the exercise of such warrant immediately prior to the reverse stock split, and (iv) each outstanding option to purchase shares of the Registrant’s common stock was converted into an option to purchase one-tenth the number of shares of common stock underlying such option immediately prior to the reverse stock split with an exercise price equal to ten times the exercise price of such option immediately prior to the reverse stock split.

(7)

From December 2018 to March 2019, the Registrant issued and sold subordinated convertible promissory notes in the aggregate principal amount of approximately $5.6 million in multiple closings pursuant to note purchase agreements with various investors. In connection with such subordinated convertible promissory note financing, the Registrant issued 103,951 shares of common stock upon the mandatory conversion of 1,039,519 shares of convertible preferred stock.

(8)

In March 2019, the Registrant effected a conversion of all issued and outstanding shares of its convertible preferred stock, such that (i) each outstanding share of its Series A convertible preferred stock was converted into 1.2883 shares of its Series 1 convertible preferred stock, (ii) each outstanding share of its Series B convertible preferred stock was converted into 1.4915 shares of its Series 1 convertible preferred stock, (iii) each outstanding share of its Series C convertible preferred stock was converted into 1.5037 shares of its Series 2 convertible preferred stock, (iv) each outstanding share of its Series D convertible preferred stock was converted into 1.3696 shares of its Series 2 convertible preferred stock, (v) each outstanding share of its Series D Prime convertible preferred stock was converted into 4.1088 shares of its Series 2 convertible preferred stock, and (vi) each outstanding share of its Series E convertible preferred stock was converted into 1.0503 shares of its Series 2 convertible preferred stock.

(9)

From March 2019 to April 2019, the Registrant issued and sold an aggregate of 19,570,000 shares of its Series 3 convertible preferred stock in multiple closings pursuant to a Series 3 preferred stock purchase agreement with various investors. The per share purchase price of the Registrant’s Series 3 convertible preferred stock was $1.086 per share and the Registrant received gross proceeds of approximately $20.6 million, which included the conversion of the subordinated convertible promissory notes described in paragraph (7) above at a price of $0.977 per share. In connection with such Series 3 convertible preferred stock financing, the Registrant issued 218,567 shares of common stock upon the mandatory conversion of 3,049,218 shares of convertible preferred stock.

(10)

From January 1, 2016 to the effective date of this registration statement, the Registrant granted stock options to purchase an aggregate of            shares of our common stock, at a weighted-average exercise price of $                per share, to certain of its employees, consultants and directors in connection with services provided to us by such persons. Through the effective date of this registration statement we have issued an aggregate of            shares of our common stock upon exercise of such stock options for aggregate consideration of $        million.

(11)

In June 2019, the Registrant effected a repricing of outstanding and unexercised stock options to purchase an aggregate of 2,025,651 shares of the Registrant’s common stock, to an exercise price of $0.21 per share, or the option repricing. To effect the option repricing, all such outstanding stock options were amended solely to reduce the exercise price to $0.21 per share; the amended options otherwise continued to have all the same terms and conditions under which they were granted, including the number of underlying shares of the Registrant’s common stock and the expiration date.

The offers, sales and issuances of the securities described in paragraphs (1) through (9) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraph (10) was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The option repricing described in paragraph (11) was deemed to not be a sale of securities. The recipients of such securities were employees, directors or bona fide consultants of the Registrant or the Registrant’s wholly-owned subsidiary, Decipher Corp., and received the securities under the Registrant’s 2011 Amended Stock Option Plan and its 2018 Equity Incentive Plan.

Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1#	Form of Underwriting Agreement.

2.1†^	Plan of Continuation and Domestication, dated July 10, 2018, by and between the Registrant and GenomeDx Biosciences Inc.

3.1^	Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2#	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the completion of this offering.

3.3^	Bylaws, as currently in effect.

3.4#	Form of Amended and Restated Bylaws to become effective upon the completion of this offering.

4.1#	Form of Common Stock Certificate of the Registrant.

4.2†^	Warrant to Purchase Common Stock, dated August 21, 2014, issued by the Registrant to Silicon Valley Bank.

4.3^	Warrant to Purchase Common Stock, dated February 1, 2013, issued by the Registrant to Mayo Foundation for Medical Education and Research.

4.4^	Amended and Restated Investor Rights Agreement, dated March 29, 2019, by and among the Registrant and the investors named therein.

5.1#	Opinion of Cooley LLP.

10.1+#	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+#	Decipher Biosciences, Inc. 2011 Amended Stock Option Plan, as amended, and Forms of Option Certificate, Notice of Exercise of Option and Shareholder’s Agreement thereunder.

10.3+#	Decipher Biosciences, Inc. 2018 Equity Incentive Plan, as amended, and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.4+#	Decipher Biosciences, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.5+#	Decipher Biosciences, Inc. 2020 Employee Stock Purchase Plan.

10.6+#	Decipher Biosciences, Inc. Non-Employee Director Compensation Policy.

10.7+#	Offer Letter, dated August 6, 2018, by and between the Registrant and Tina S. Nova, Ph.D.

10.8+#	Offer Letter, dated January 23, 2019, by and between the Registrant and Bashar Dabbas, M.D.

10.9+#	Offer Letter, dated July 31, 2018, as amended, by and between the Registrant and Brent Vetter.

10.10+#	Offer Letter, dated July 31, 2018, as amended, by and between the Registrant and John Aballi.

10.11+#	Offer Letter, dated July 16, 2019, by and between the Registrant and Ryan Dittamore.

10.12†	Term Loan Agreement, dated September 23, 2015, as amended, by and among the Registrant, the subsidiary guarantors party thereto from time to time, CRG Partners III L.P. and certain of its affiliates, as lenders, and CRG Partners III L.P., as agent.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.13^	Sorrento Highlands Lease, dated June 7, 2019, by and between the Registrant and HCP Life Science REIT, Inc.

10.14^	10355 Science Center Drive Lease, dated September 25, 2014, as amended, by and between the Registrant and Torrey Pines Science Center Limited Partnership.

10.15*^	License Agreement, dated January 22, 2013, as amended, by and between the Registrant and Regents of the University of Michigan.

10.16*^	Patent and Know-How License Agreement, dated February 1, 2013, by and between the Registrant and Mayo Foundation for Medical Education and Research.

10.17*^	License Agreement, dated February 4, 2015, by and between the Registrant and the University of British Columbia.

16.1#	Letter from PricewaterhouseCoopers LLP Regarding Change in Certifying Accountant.

21.1^	Subsidiaries of the Registrant.

23.1#	Consent of Independent Registered Public Accounting Firm.

23.2#	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1#	Power of Attorney (see signature page).

^	Previously filed.
#	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the SEC.

*

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted by means of marking such portions with asterisks as the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on the     day of             , 2020.

DECIPHER BIOSCIENCES, INC.

Tina S. Nova, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tina S. Nova, Ph.D., and Brent Vetter, and each of them, as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or her, his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Tina S. Nova, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Brent Vetter	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020

Robert Epstein, M.D.	Chairperson of the Board of Directors	, 2020

Kathy Hibbs	Director	, 2020

Todd Holmes	Director	, 2020

Andrew Levitch	Director	, 2020

Henry Skinner, Ph.D.	Director	, 2020